

Accelerating Action for Impact

2023 Annual Report
2024 Notice and Proxy Statement

TRANE
TECHNOLOGIES™

Dear Shareholders,

In 2023, Trane Technologies achieved yet another year of very strong financial performance while delivering on our bold sustainability commitments. The urgent need for climate action is clear – and so is our purpose to boldly challenge what's possible for a sustainable world.



Leading financial performance

Our strong results in 2023 build on our track record of leading financial performance, with another year of record bookings, 9% organic revenue growth* and our third consecutive year of more than 20% adjusted earnings per share (EPS) growth*. Customer demand is exceptional and growing, as reflected in our Commercial HVAC backlog, which has nearly tripled in the past three years. Finally, we generated powerful free cash flow* of $2.2 billion in 2023, or 103% of adjusted net earnings, supporting our balanced capital allocation strategy.

Accelerating innovation

We are relentlessly investing in sustainable innovation to reduce energy use and carbon emissions.

Examples include our Trane® thermal management systems, which can simultaneously heat and cool and are three to four times more efficient than traditional methods. Our custom, high-efficiency

chillers are reducing energy use in data centers and high-tech industrials. Our high-efficiency residential air conditioners and heat pumps offer industry-leading variable speed technology and Trane® Link™ connected systems that make installation, maintenance and service smarter.

In transport, our new Thermo King® all-electric Advancer trailer refrigeration unit can adapt to a variety of power sources, including axle power, and operates with zero direct emissions.

We are also reducing the carbon footprint of our own operations – from installing our own HVAC technology to powering our facilities with renewable energy and reducing embodied carbon in our supply chain.

*These are non-GAAP financial measures. Reconciliation of non-GAAP financial measures can be found preceding the 2024 Notice and Proxy Statement.

Culture drives growth

Our strong performance is made possible by our people and our uplifting culture. We continue to perform in the top quartile in employee engagement across all industries according to our external benchmark.

We are investing in innovative ways to recruit, develop and retain talent for the future, such as our Technician Apprenticeship Program accredited by the U.S. Department of Labor. We continue to cultivate diversity and inclusion across our enterprise, including with our Board of Directors, where we have reached gender parity.

Building a sustainable future

We are uniquely positioned to lead. With our purpose-driven strategy, relentless innovation and uplifting culture, we are well positioned to continue to deliver differentiated shareholder returns over the long-term. The end result is strong value creation across the board – for our customers, our shareholders, our people and the planet.



Dave Regnery
Chair and CEO
Trane Technologies

$17.7B
Total
revenue

157M
mtCO$_2$e contributed
to the Gigaton
Challenge since 2019

98
New products
in 2023

Top quartile
Employee
engagement score



2030 Sustainability Commitments

We track and publicly report our progress towards our sustainability commitments. Data included in the Gigaton Challenge and Leading by Example pillars are assured by an independent third party.

KEY

▲⁺ Tracking ahead

▲ Progressing toward goal

 ## Gigaton Challenge

2030 Goal	Performance Indicators	Progress
Reduce customer carbon footprint by 1 gigaton	Reduced customer carbon footprint by 157 million $mtCO_2e$ since 2019	▲⁺
Provide access to comfort and fresh food	Launched nearly 300 new products and services since 2020 that increase comfort and strengthen the cold chain	▲

 ## Leading by Example

2030 Goal	Performance Indicators	Progress
Achieve carbon neutral operations	Reduced operational emissions intensity for Scope 1 and Market-based Scope 2 by 59% since 2019	▲⁺
Design systems for circularity	Low-carbon steel purchases represented over 20% annual use; shipped more than 1 million HVAC units made with low-carbon steel	▲
Achieve net-positive water use in water-stressed locations	Reduced water usage by 26% since 2019 baseline in areas classified as water-stressed	▲
Achieve 10% absolute reduction in energy consumption	4% absolute energy reduction since 2019, even as demand and production increased	▲

 **Opportunity for All**

2030 Goal	Performance Indicators	Progress
Achieve workforce diversity reflective of our communities	Increased racially or ethnically diverse U.S. salaried employees from 17% in 2020 to 20.6%	▲
Achieve gender parity in senior leadership roles	Increased women in management from 22% in 2020 to 25.2%	▲
Invest $100 million in building sustainable futures for underrepresented communities	Invested more than $18 million in our communities and expanded our non-profit network to 35 global partners	▲
Dedicate 500,000 employee volunteer hours in our communities	Employees volunteered over 237,000 hours since 2019, bringing us to 47% of our goal	▲⁺

COMMITTED TO NET-ZERO BY 2050

Our 2030 commitments reflect the actions we are taking now to bend the curve on climate change, but our efforts won't stop there. Once we achieve our near-term targets, we'll continue to take action toward our long-term goal of net-zero emissions by 2050. Our approach is aligned with the latest guidance from the United Nations Framework Convention on Climate Change (UNFCC) and is among the first corporate net-zero goals to be validated by SBTi among all sectors.

Learn more about our progress toward our 2030 Sustainability Commitments and our pathway to Net-Zero in our 2023 ESG Report. **www.tranetechnologies.com/esg**

External Recognition & Rankings

Dow Jones Sustainability Indices
- 13th consecutive year on the North America Index
- 3rd consecutive year on the World Index

CDP A List
- 2nd consecutive year on the A List for Climate

JUST Capital
- 3rd consecutive year on the JUST 100
- Industry leader for the 2nd consecutive year

Financial Times Europe's Climate Leaders
- 3rd consecutive year

Ethisphere World's Most Ethical Companies®
- First-time honoree

Fortune World's Most Admired Companies*
- 12th consecutive year

Fortune Best Workplaces for Women*
- Ranked 39th overall

2023 FINANCIAL PERFORMANCE

$18.3B
Bookings
+3% Organic Growth*
+103% Book-to-Bill

9%
Organic Revenue
Growth*

+120 bps
Adjusted EBITDA
Margin Expansion*

23%
Adjusted
Continuing EPS
Growth*

103%
Free Cash Flow
Conversion*

31.5%
Cash Flow Return
on Invested
Capital (CROIC)*

$6.9B
Backlog
+1% vs. '22
+176% vs. '19

$2.6B
Balanced Capital
Deployment
[Includes Dividends, Share
Repurchases, Acquisitions,
Debt Retirement and CapEx]

2023 Total Revenue   **$17.7**
($ in billions)

Revenue by Segment



Asia 8%
EMEA 14%
Americas 78%

Revenue by Stream



Aftermarket 32%
Equipment 68%

Track Record of Strong Financial Results

Revenue
(growth %)

▲ +8% CAGR



2019	2020	2021	2022	2023
$13.1	$12.5	$14.1	$16.0	$17.7

■ Revenue ($B)

Adjusted EBITDA
(margin %)

▲ +280 bps



15.2% 15.4% 16.7% 16.8% 18.0%

2019	2020	2021	2022	2023
$2.0	$1.9	$2.4	$2.7	$3.2

■ EBITDA ($B)   — Margin %

Adjusted Continuing Earnings Per Share

▲ +17% CAGR



2019	2020	2021	2022	2023
$4.86	$4.46	$6.09	$7.36	$9.04

■ Adjusted Continuing EPS

Cumulative Free Cash Flow Since 2019

▲ 109% Average
FCF as a % of Adj.
Net Earnings '19-'23



2019	2020	2021	2022	2023
$1.4	$3.1	$4.5	$6.1	$8.2

■ Cumulative FCF ($B)

Shareholder Returns



274% 5-year Total Shareholder Return
• 2.5X the S&P 500
• 3X the S&P 500 Industrial Index

$374 / 274% Trane Technologies
$207 / 107% S&P 500
$194 / 94% S&P 500 Industrials Index

*These are non-GAAP financial measures. Reconciliation of non-GAAP financial measures can be found preceding the 2024 Notice and Proxy Statement.

Reconciliation of GAAP to Non-GAAP

ADJUSTED EBITDA
($ IN MILLIONS)
UNAUDITED

	For the year ended December 31, 2023		For the year ended December 31, 2022	
	As Reported	Margin	As Reported	Margin
Total Company				
Net revenues	$17,677.6		$15,991.7	
Operating Income	$ 2,894.0	16.4%	$ 2,418.9	15.1%
Restructuring/Other	(5.6)	(0.1%)	(39.8)	(0.2%)
Adjusted Operating Income	$ 2,888.4	16.3%	$ 2,379.1	14.9%
Depreciation and Amortization [1]	336.0	1.9%	323.2	2.0%
Other Income/(Expense), net	(40.0)	(0.2%)	(8.3)	(0.1%)
Adjusted EBITDA	$ 3,184.4	18.0%	$ 2,694.0	16.8%

[1] Depreciation and Amortization excludes acquisition backlog amortization of $12.1 million and $0.4 million in 2023 and 2022, respectively, which has been accounted for in the Restructuring/Other line.

ADJUSTED EBITDA / NET EARNINGS RECONCILIATION
($ IN MILLIONS)
UNAUDITED

	Year ended December 31, 2023	Year ended December 31, 2022
Total Company		
Adjusted EBITDA	$ 3,184.4	$ 2,694.0
Less: items to reconcile adjusted EBITDA to net earnings attributable to Trane Technologies plc		
Depreciation and Amortization [2]	(336.0)	(323.2)
Interest expense	(234.5)	(223.5)
Provision for income taxes	(498.4)	(375.9)
Restructuring	(15.1)	(20.7)
Transformation costs	(4.7)	(5.8)
M&A transaction costs	(15.4)	(3.6)
Non-cash adjustments for contingent consideration	49.3	46.9
Acquisition inventory step-up and backlog amortization	(18.5)	(1.2)
Insurance settlements on property claims	10.0	25.0
Settlement charge for retired executive	—	(15.8)
Impairment of equity investment	(52.2)	—
Discontinued operations, net of tax	(27.2)	(21.5)
Net earnings from continuing operations attributable to noncontrolling interests	(17.8)	(18.2)
Net earnings attributable to Trane Technologies plc	$ 2,023.9	$ 1,756.5

[2] Depreciation and Amortization excludes acquisition backlog amortization of $12.1 million and $0.4 million in 2023 and 2022, respectively, which has been included in the acquisition inventory step-up and backlog amortization line.

FREE CASH FLOW
($ IN MILLIONS)
UNAUDITED

	Year ended December 31, 2023	Year ended December 31, 2022
Cash flow provided by continuing operating activities	$2,426.8	$1,698.7
Capital expenditures	(300.7)	(291.8)
Cash payments for restructuring	12.3	17.9
Transformation costs paid	3.9	9.6
M&A transaction costs	18.9	—
Insurance settlements on property claims	(10.0)	(25.0)
QSF funding (continuing operations component)	—	91.8
Compensation related payment to a retired executive	—	64.3
Free cash flow	$2,151.2	$1,565.5
Adjusted earnings from continuing operations attributable to Trane Technologies plc	$2,084.6	$1,728.5
Free cash flow conversion	103%	91%

RECONCILIATION OF GAAP TO NON-GAAP
($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	For the year ended December 31, 2023			For the year ended December 31, 2022		
	As Reported	Adjustments	As Adjusted	As Reported	Adjustments	As Adjusted
Net revenues	$17,677.6	$ —	$17,677.6	$15,991.7	$ —	$15,991.7
Operating income	2,894.0	(5.6) (a,b,c,d,e,f)	2,888.4	2,418.9	(39.8) (a,b,c,d,e,f,h)	2,379.1
Operating margin	16.4%		16.3%	15.1%		14.9%
Earnings from continuing operations before income taxes	2,567.3	46.6 (a,b,c,d,e,f,g)	2,613.9	2,172.1	(24.8) (a,b,c,d,e,f,h)	2,147.3
Provision for income taxes	(498.4)	(13.1) (i,k)	(511.5)	(375.9)	(24.7) (j,k)	(400.6)
Tax rate	19.4%		19.6%	17.3%		18.7%
Earnings from continuing operations attributable to Trane Technologies plc	$ 2,051.1	$ 33.5 (l)	$ 2,084.6	$ 1,778.0	$ (49.5) (l)	$ 1,728.5
Diluted earnings per common share continuing operations	$ 8.89	$ 0.15	$ 9.04	$ 7.57	$ (0.21)	$ 7.36
Diluted weighted average number of common shares outstanding	230.7	—	230.7	234.9	—	234.9
Detail of Adjustments:						
(a) Insurance settlements on property claims (COGS)		(10.0)			(25.0)	
(b) Restructuring costs (COGS & SG&A)		15.1			20.7	
(c) Transformation costs (SG&A)		4.7			5.8	
(d) M&A transaction costs (SG&A)		15.4			3.6	
(e) Acquisition inventory step-up and backlog amortization (COGS & SG&A)		18.5			1.2	
(f) Non-cash adjustment for contingent consideration (SG&A)		(49.3)			(46.9)	
(g) Impairment of equity investment (OIOE)		52.2			—	
(h) Settlement charge for retired executive (SG&A & OIOE)		—			15.8	
(i) International discrete non-cash tax benefit		(14.9)			—	
(j) U.S. discrete non-cash tax benefit		—			(33.3)	
(k) Tax impact of adjustments (a,b,c,d,e,f,g,h,i)		1.8			8.6	
(l) Impact of adjustments on earnings from continuing operations attributable to Trane Technologies plc	$ 33.5			$ (49.5)		
Pre-tax impact of adjustments on cost of goods sold		9.6			(11.8)	
Pre-tax impact of adjustments on selling & administrative expenses		(15.2)			(28.0)	
Pre-tax impact of adjustments on operating income		(5.6)			(39.8)	
Pre-tax impact of adjustments on other, net		52.2			15.0	
Pre-tax impact of adjustments on earnings from continuing operations	$ 46.6			$ (24.8)		

The Company reports its financial results in accordance with generally accepted accounting principles in the United States (GAAP).

This supplemental schedule provides non-GAAP financial information and a quantitative reconciliation of the difference between the non-GAAP financial measures and the financial measures calculated and reported in accordance with GAAP.

The non-GAAP financial measures should be considered supplemental to, not a substitute for or superior to, financial measures calculated in accordance with GAAP. They have limitations in that they do not reflect all of the costs associated with the operations of our businesses as determined in accordance with GAAP. In addition, these measures may not be comparable to non-GAAP financial measures reported by other companies.

As a result, one should not consider these measures in isolation or as a substitute for our results reported under GAAP. We compensate for these limitations by analyzing results on a GAAP basis as well as a non-GAAP basis, prominently disclosing GAAP results and providing reconciliations from GAAP results to non-GAAP results.

*Non-GAAP measures definitions

Adjusted operating income in 2023 is defined as GAAP operating income adjusted for restructuring costs, transformation costs, merger and acquisition related costs, non-cash adjustment for contingent consideration and an insurance settlement on a property claim. Adjusted operating income in 2022 is defined as GAAP operating income adjusted for restructuring costs, transformation costs, merger and acquisition related costs, non-cash adjustments for contingent consideration, an insurance settlement on a property claim and a settlement charge for a compensation related payment to a retired executive.

Adjusted operating margin is defined as the ratio of adjusted operating income divided by net revenues.

Adjusted earnings from continuing operations attributable to Trane Technologies plc (Adjusted net earnings) in 2023 is defined as GAAP earnings from continuing operations attributable to Trane Technologies plc adjusted for an impairment of an equity investment and the net of tax impacts of restructuring costs, transformation costs, merger and acquisition related costs, a non-cash adjustment for contingent consideration, an insurance settlement on a property claim and an international discrete non-cash tax benefit. Adjusted net earnings in 2022 is defined as GAAP earnings from continuing operations attributable to Trane Technologies plc adjusted for net of tax impacts of restructuring costs, transformation costs, merger and acquisition related costs, a non-cash adjustment for contingent consideration, an insurance settlement on a property claim, a settlement charge for a retired executive and a U.S. discrete non-cash tax adjustment.

Adjusted continuing EPS in 2023 is defined as GAAP continuing EPS adjusted for an impairment of an equity investment and the net of tax impacts of restructuring costs, transformation costs, merger and acquisition related costs, a non-cash adjustment for contingent consideration, an insurance settlement on a property claim and an international discrete non-cash tax benefit. Adjusted continuing EPS in 2022 is defined as GAAP continuing EPS adjusted for net of tax impacts of restructuring costs, transformation costs, merger and acquisition related costs, a non-cash adjustment for contingent consideration, an insurance settlement on a property claim, a settlement charge for a retired executive and a U.S. discrete non-cash tax adjustment.

Adjusted EBITDA in 2023 is defined as adjusted operating income adjusted for depreciation and amortization expense, and other income / (expense), net, and an impairment of an equity investment. Adjusted EBITDA in 2022 is defined as adjusted operating income adjusted for depreciation and amortization expense, other income / (expense), net, and a settlement charge for a retired executive.

Adjusted EBITDA margin is defined as the ratio of adjusted EBITDA divided by net revenues.

Adjusted effective tax rate for 2023 is defined as the ratio of income tax expense adjusted for the net tax effect of adjustments restructuring costs, transformation costs, merger and acquisition related costs, a non-cash adjustment for contingent consideration, an insurance settlement on a property claim and an international discrete non-cash tax benefit divided by adjusted net earnings. Adjusted effective tax rate for 2022 is defined as the ratio of income tax expense adjusted for the net tax effect of adjustments for restructuring costs, transformation costs, merger and acquisition related costs, a non-cash adjustment for contingent consideration, an insurance settlement on a property claim, a settlement charge for a retired executive and a U.S. discrete non-cash tax adjustment divided by adjusted net earnings. This measure allows for a direct comparison of the effective tax rate between periods.

Free cash flow in 2023 is defined as net cash provided by (used in) continuing operating activities adjusted for capital expenditures, cash payments for restructuring costs, transformation costs and merger and acquisition related costs, and an insurance settlement on a property claim. Free cash flow in 2022 is defined as net cash provided by (used in) continuing operating activities adjusted for capital expenditures, cash payments for restructuring costs and transformation costs, an insurance settlement on a property claim, the continuing operations component of the qualified settlement fund (QSF) funding and a payout for a retired executive.

Free cash flow conversion is defined as the ratio of free cash flow divided by adjusted net earnings.

Cash Flow Return on Invested Capital (CROIC) is defined as Free Cash Flow divided by gross fixed assets (Property, Plant & Equipment) plus Working Capital (Accounts and Notes Receivable plus Inventory less Accounts and Notes Payable). CROIC is subject to adjustments for unusual, infrequent, and nonrecurring items.

Organic bookings is defined as reported orders in the current period adjusted for the impact of currency, acquisitions and divestitures.

Organic revenue is defined as GAAP net revenues adjusted for the impact of currency, acquisitions and divestitures.

Please refer to the reconciliation tables included in our historical press releases and other information available on our website for additional information relating to historical non-GAAP measures.

TRANE
TECHNOLOGIES

2024
Notice and Proxy Statement

A Letter from Our Board of Directors

Dear Fellow Shareholders:

As the Board of Directors, we are pleased to share that Trane Technologies achieved another year of very strong financial performance while advancing our bold sustainability commitments.

Through leading innovation, strong customer focus and a talented team, Trane Technologies delivered organic revenue growth* of 9%, adjusted earnings per share growth* of 23% and powerful free cash flow. This builds on a strong track record of consistent performance over time, with 2023 marking the third year of adjusted earnings per share growth of 20% or more.

Trane Technologies remains committed to addressing some of the world's most pressing challenges while creating long-term value for shareholders, customers, employees and communities. The company's strategy is aligned to powerful megatrends: energy efficiency, decarbonization and digital transformation. These trends continue to intensify, increasing demand for our innovative and sustainable products, services, and digital solutions. We are relentlessly investing for growth, and in 2023 launched approximately 100 new products and broadened our global portfolio through several acquisitions.

The company's efforts in 2023 resulted in meaningful progress toward our 2030 Sustainability Commitments:

- Gigaton Challenge: We continue to innovate with the goal to reduce our customers' carbon emissions (CO_2e) from the use of our products and services by one billion metric tons (one gigaton) by 2030. In addition, we're reducing the carbon that is embodied in the products we provide. In less than a year, we've shipped more than one million HVAC systems built with low-carbon steel.

- Leading by Example: Across our global footprint, we continue to reduce operational emissions by leveraging our own technology and increasing onsite renewable energy. We are on track to achieve carbon neutral operations by 2030 and have pledged to reach net-zero greenhouse gas emissions across our value chain by 2050.

- Opportunity for All: Trane Technologies remains focused on creating opportunity for all, guided by an uplifting, inclusive and engaging culture. This past year, we achieved gender parity among our Board membership and have continued to increase diversity in management and within our global workforce.

As a Board of Directors, we are committed to ensuring the company's purpose and strategy support the transition to a more sustainable and resilient future and achieve differentiated, long-term financial results for shareholders.

We are proud of Trane Technologies' strong financial performance and global leadership in sustainability. We encourage you to review our 2023 Annual Report and Proxy for a comprehensive overview of our performance throughout the year.

Sincerely,

The Board of Directors of Trane Technologies plc



(Left to Right) Melissa N. Schaeffer, John P. Surma, Ann C. Berzin, Mark R. George, Gary D. Forsee, Ana P. Assis, David S. Regnery (Chair), Myles P. Lee, Kirk E. Arnold, April Miller Boise, Linda P. Hudson, and John A. Hayes

* These are non-GAAP financial measures. Reconciliation of non-GAAP financial measures can be found in Appendix A to the Proxy Statement.

Notice of 2024 Annual General Meeting of Shareholders

Voting Items

Proposals To Be Voted	Board Vote Recommendation	For Further Details
1. To elect 12 directors for a period of one year	**FOR** each director nominee	Page **11**
2. To give advisory approval of the compensation of the Company's Named Executive Officers	**FOR**	Page **18**
3. To approve the appointment of PricewaterhouseCoopers LLP as independent auditors of the Company and authorize the Audit Committee of the Board of Directors to set the auditors' remuneration	**FOR**	Page **18**
4. To renew the existing authority of the directors of the Company to issue shares	**FOR**	Page **20**
5. To renew the existing authority of the directors of the Company to issue shares for cash without first offering shares to existing shareholders (Special Resolution)	**FOR**	Page **21**
6. To determine the price range at which the Company can reallot shares that it holds as treasury shares (Special Resolution)	**FOR**	Page **22**

Shareholders will also conduct such other business properly brought before the meeting.

By Order of the Board of Directors,

Evan M. Turtz

EVAN M. TURTZ
SENIOR VICE PRESIDENT AND GENERAL COUNSEL

Attending the Meeting

If you are a shareholder who is entitled to attend and vote, then you are entitled to appoint a proxy or proxies to attend and vote on your behalf. A proxy is not required to be a shareholder of the Company. If you wish to appoint as proxy any person other than the individuals specified on the proxy card, please contact the Company Secretary at our registered office.

Important Notice regarding the availability of proxy materials for the Annual General Meeting of Shareholders to be held on June 6, 2024.

The Annual Report and Proxy Statement are available at www.proxyvote.com.

The Notice of Internet Availability of Proxy Materials or this Notice of 2024 Annual General Meeting of Shareholders, the Proxy Statement and the Annual Report are first being mailed to shareholders on or about April 25, 2024.

2025 Annual Meeting
Deadline for shareholder proposals for inclusion in the Proxy Statement:
December 26, 2024

Deadline for business proposals and nominations for director:
March 8, 2025



Date and Time

June 6, 2024 (Thursday)
2:30 p.m. local time



Location

Adare Manor Hotel

Adare, County Limerick, Ireland

See "Information Concerning Voting and Solicitation" of the Proxy Statement for further information on participating in the Annual General Meeting.



Who Can Vote

Only shareholders of record as of the close of business on April 11, 2024 are entitled to receive notice of and to vote at the Annual General Meeting.

How to Vote

Whether or not you plan to attend the meeting, please provide your proxy by either using the Internet or telephone as further explained in the accompanying Proxy Statement or filling in, signing, dating, and promptly mailing a proxy card.



By Telephone

In the U.S. or Canada, you can vote your shares by submitting your proxy toll-free by calling 1-800-690-6903.



By Internet

You can vote your shares online at www.proxyvote.com.



By Mail

You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

Table of Contents

A Letter from Our Board of Directors	**1**
Notice of 2024 Annual General Meeting of Shareholders	**2**
Proxy Voting Roadmap	**4**
Proposals Requiring Your Vote	**11**
Item 1. Election of Directors ☑	11
Item 2. Advisory Approval of the Compensation of Our Named Executive Officers ☑	18
Item 3. Approval of Appointment of Independent Auditors ☑	18
Item 4. Renewal of the Directors' Existing Authority to Issue Shares ☑	20
Item 5. Renewal of the Directors' Existing Authority to Issue Shares for Cash Without First Offering Shares to Existing Shareholders ☑	21
Item 6. Determine the Price at which the Company Can Reallot Shares Held as Treasury Shares ☑	22
Corporate Governance	**23**
Corporate Governance Guidelines	23
Role of the Board of Directors	23
Board Responsibilities	23
Board Leadership Structure	23
Board Risk Oversight	25
Director Compensation and Share Ownership	27
Board Committees	27
Board Diversity	27
Board Advisors	27
Executive Sessions	27
Board and Board Committee Performance Evaluation	27
Director Orientation and Education	28
Director Retirement	28
Director Independence	28
Communications with Directors	28
Management Succession Planning	28
Code of Conduct	29
Anti-Hedging Policy and Other Restrictions	29
Investor Outreach	29
Sustainability	29
Committees of the Board and Attendance	30
Human Resources and Compensation Committee Interlocks and Insider Participation	34

Compensation of Directors	**35**
Director Compensation	35
Share Ownership Requirement	36
2023 Director Compensation	36
Compensation Discussion and Analysis	**38**
I. Executive Summary	38
II. Compensation Philosophy and Design Principles	42
III. Analysis to Support the Determination of Target Total Direct Compensation	43
IV. Role of the Human Resources and Compensation Committee ("HRCC"), Independent Advisor and Committee Actions	44
V. Compensation Program Descriptions and Compensation Decisions	45
VI. Other Compensation and Tax Matters	50
Human Resources and Compensation Committee Report	**53**
Executive Compensation	**54**
Summary Compensation Table	54
2023 Grants of Plan-Based Awards	56
Outstanding Equity Awards at December 31, 2023	57
2023 Option Exercises and Stock Vested	58
2023 Pension Benefits	58
2023 Nonqualified Deferred Compensation	60
Post-Employment Benefits	61
2023 Post-Employment Benefits Table	64
CEO Pay Ratio	65
Pay Versus Performance	66
Equity Compensation Plan Information	68
Information Concerning Voting and Solicitation	**69**
Security Ownership of Certain Beneficial Owners and Management	**72**
Certain Relationships and Related Person Transactions	**74**
Shareholder Proposals and Nominations	**75**
Householding	**76**
Appendix A	**77**

Proxy Voting Roadmap

This summary highlights information contained elsewhere in this Proxy Statement. For more complete information about these topics, please review Trane Technologies plc's Annual Report on Form 10-K and the entire Proxy Statement.

ITEM 1

Election of Directors

- 11 out of 12 Director nominees are independent.
- The Board of Directors is nominating six female directors, one Black director and two non-U.S. directors out of a total of 12 directors.
- The tenure and experience of our directors is varied, which brings varying perspectives to our Board functionality.



The Board of Directors recommends a vote **FOR** the directors nominated for election.



See page **11** for further information

Director Nominees

Name/Occupation	Age	Director since	Independent	Other Current Public Boards	Trane Technologies Committees: A	H	S	F	T	E
Kirk E. Arnold Advisor to General Catalyst Former Chief Executive Officer, Data Intensity	64	2018	YES	• Ingersoll Rand Inc. • Thomson Reuters		C	M		M	M
Ana P. Assis Chair and General Manager of IBM in Europe, the Middle East and Africa (EMEA)	50	2023	YES			M	M		M	
Ann C. Berzin Former Chairman and CEO of Financial Guaranty Insurance Company	72	2001	YES		M			M		
April Miller Boise Executive Vice President and Chief Legal Officer of Intel Corporation	55	2020	YES			M	C			M
Gary D. Forsee Former President of University of Missouri System and Former Chairman of the Board and Chief Executive Officer of Sprint Nextel Corporation	74	2007	YES	• Ingersoll Rand Inc.					M	M
Mark R. George Executive Vice President and Chief Financial Officer of Norfolk Southern Corporation	57	2022	YES		M			M		
John A. Hayes Former Chairman and President and CEO of Ball Corporation	58	2023	YES			M	M			
Linda P. Hudson Founder and Former Chairman and CEO of The Cardea Group and Former President and CEO of BAE Systems, Inc.	73	2015	YES	• Bank of America • TPI Composites, Inc.		M	M		C	
Myles P. Lee Former Director and CEO of CRH plc	70	2015	YES		M			C		M
David S. Regnery Chair and Chief Executive Officer	61	2021	NO							C
Melissa N. Schaeffer Senior Vice President and Chief Financial Officer of Air Products and Chemicals, Inc.	44	2022	YES		M			M		
John P. Surma Former Chairman and CEO of United States Steel Corporation	69	2013	YES	• Marathon Petroleum Corporation • MPLX LP (a publicly traded subsidiary of Marathon Petroleum Corporation) • Public Service Enterprise Group	C			M		M

A Audit Committee
H Human Resources and Compensation Committee
S Sustainability, Corporate Governance and Nominating Committee
C Chair
F Finance Committee
T Technology and Innovation Committee
E Executive Committee
M Member

Board Diversity

One of the three pillars of our 2030 Sustainability Commitments is Opportunity for All. We create new possibilities and a better world for our people and our communities. Oversight of our diversity and inclusion strategy begins with our Board of Directors. Our Human Resources and Compensation Committee regularly reviews diversity and inclusion and other human capital management matters. This commitment to diversity and inclusion extends to our Board of Directors. We know that diverse teams are more innovative and collaborative, capable of solving problems and best positioned to realize a better world for future generations. We believe that diversity of our Board contributes to our long-term strategy and business model.

The Company's policy on Board diversity relates to the selection of nominees for the Board of Directors. In selecting a nominee for the Board, the Sustainability, Corporate Governance and Nominating Committee considers the skills, expertise and background that would complement the existing Board and ensure that its members are of sufficiently diverse and independent backgrounds, recognizing that the Company's businesses and operations are diverse and global in nature. Currently, 50% of the Board consists of female directors. The Board intends to continue to select diverse candidates and considers gender diversity and racial and ethnic diversity in each board member search that it conducts. The Board of Directors is nominating six female directors (Ms. Arnold, Ms. Assis, Ms. Berzin, Ms. Miller Boise, Ms. Hudson and Ms. Schaeffer), one Black director (Ms. Miller Boise) and two international directors (Ms. Assis and Mr. Lee) out of a total of 12 directors. In addition, the tenure and experience of our directors is diverse, which brings varying perspectives to our Board functionality.

GENDER	RACE AND ETHNICITY	NATIONALITY	BOARD SIZE AND INDEPENDENCE
			
50%	**8%**	**17%**	**11** out of **12** Director Nominees are Independent
▪ Female Directors	▪ Racially and Ethnically Diverse Directors	▪ International Representation	

BOARD SKILLS AND EXPERIENCE

		Arnold	Assis	Berzin	Miller Boise	Forsee	George	Hayes	Hudson	Lee	Regnery	Schaeffer	Surma
SKILLS	Financial Expert			●		●	●	●	●	●	●	●	●
	Finance/Capital Allocation			●			●	●		●	●	●	●
	Global Experience	●	●	●	●	●	●	●	●	●	●	●	●
	Technology/Engineering	●	●			●			●				
	Services	●	●			●	●				●		●
	Human Resources/Compensation	●	●		●	●	●	●	●				●
	IT/Cybersecurity/Data Management/Digital	●	●		●		●		●				
	Risk Management/Mitigation	●		●	●	●	●		●	●	●	●	●
EXPERIENCE	ESG/Sustainability				●	●	●	●	●		●	●	●
	Chair/CEO/Business Head	●	●	●		●		●	●	●	●		●
	Industrial/Manufacturing				●		●	●	●	●	●	●	●
	Academia/Education	●				●							
	Government/Public Policy				●								●
	Financial Services			●					●				

For more information regarding our diversity and inclusion strategy, goals and metrics for our Company generally, please see our ESG Report located on our website at www.tranetechnologies.com/ESG and our "Human Capital Management" disclosure in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

TRANE TECHNOLOGIES

Director Nomination Process

The Sustainability, Corporate Governance and Nominating Committee identifies individuals qualified to become directors and recommends the candidates for all directorships.

1 **BOARD COMPOSITION ASSESSMENT**

The Sustainability, Corporate Governance and Nominating Committee reviews the composition of the full Board to identify the qualifications and areas of expertise needed to further enhance the composition of the Board.



2 **BOARD RECOMMENDATION**

The Sustainability, Corporate Governance and Nominating Committee makes recommendations to the Board concerning the appropriate size and needs of the Board including recommendations based on reviews of diversity and the Board's skill and experience matrix.



3 **IDENTIFICATION OF CANDIDATES**

The Sustainability, Corporate Governance and Nominating Committee, with the assistance of management, identifies candidates with the desired qualifications. The Board has used a third-party search firm for all searches conducted in the past seven years and has included a diverse slate of candidates from a gender, racial and ethnic diversity perspective. The Board intends to continue to consider diverse candidates, including from a gender diversity and racial and ethnic diversity perspective, for each available board seat in each board member search that it conducts.

In considering candidates, the Sustainability, Corporate Governance and Nominating Committee will consider all factors it deems appropriate, including breadth of experience, understanding of business and financial issues, ability to exercise sound judgment, diversity, leadership, and achievements and experience in matters affecting business and industry. The Sustainability, Corporate Governance and Nominating Committee considers the entirety of each candidate's credentials and believes that at a minimum each nominee should satisfy the following criteria: highest character and integrity, experience and understanding of strategy and policy-setting, sufficient time to devote to Board matters, and no conflict of interest that would interfere with performance as a director.

Shareholders may recommend candidates for consideration for Board membership by sending recommendations to the Sustainability, Corporate Governance and Nominating Committee, in care of the Secretary of the Company. Candidates recommended by shareholders are evaluated in the same manner as director candidates identified by any other means.

Corporate Governance Highlights

The Company upholds the highest standards of corporate governance including:

- Substantial majority of independent director nominees (11 of 12)
- Annual election of directors
- Majority vote for directors
- Lead Independent Director
- Board oversight of risk management
- Succession planning at all management levels, including for Board Members and Chair and Chief Executive Officer

- Annual Board and committee self-assessments
- Executive sessions of non-management directors
- Continuing director education
- Meaningful executive and director stock ownership guidelines
- Board oversight of enterprise-wide sustainability program and strategy

ITEM	Advisory Approval of the Compensation of Our Named Executive Officers	 The Board of Directors recommends a vote **FOR** this item.
2	• Our Human Resources and Compensation Committee has adopted executive compensation programs with a strong link between pay and achievement of short and long-term Company goals.	
	• Shareholders voted 91% in favor of the Company's Advisory Approval of the Compensation of our Named Executive Officers ("NEOs") at our 2023 Annual General Meeting.	 See page **18** for further information

Executive Compensation Highlights

The Human Resources and Compensation Committee (the "HRCC") is guided by executive compensation principles that shape the executive compensation programs that the Committee adopts to execute on the Company's strategies and goals.

Executive Compensation Principles

Our executive compensation programs are based on the following principles:

(i) business strategy alignment   **(iii)** shareholder alignment   **(v)** internal parity

(ii) pay for performance   **(iv)** mix of short and long-term incentives   **(vi)** market competitiveness

Executive Compensation Program Overview

The Committee has adopted executive compensation programs with a strong link between pay and performance and the achievement of short-term and long-term Company goals. The primary components of the executive compensation programs are base salary, Annual Incentive Matrix ("AIM") and long-term incentives ("LTI"). The Committee places significant emphasis on variable compensation (AIM and LTI) so that a substantial percentage of the five Named Executive Officers' ("NEOs") target total direct compensation ("TDC") is contingent on the successful achievement of the Company's short-term and long-term performance goals.

Pay for Performance

A strong pay for performance culture is paramount to our success and encourages behavior that promotes long-term value creation for our shareholders. Accordingly, each executive's TDC is strongly tied to Company, business and individual performance against set goals. Within our AIM Program, Company and business performance are measured against pre-established financial, operational and strategic objectives, and modified by an Environmental, Social and Governance ("ESG") goal, which are all set by the Committee. Individual performance is measured against pre-established individual goals, inclusive of a personal sustainability commitment, as well as demonstrated leadership competencies and behaviors consistent with our leadership principles. Additionally, a portion of the executive's LTI award is earned based on Company cash flow return on invested capital ("CROIC") and total shareholder return ("TSR") relative to companies in the Standard & Poor's ("S&P") 500 Industrials Index. In 2023, greater than 91% of our Chair and Chief Executive Officer's TDC was performance-based and 76% of our other NEOs' average TDC was performance-based compensation, which is dependent on our Company's performance.

2023 Executive Compensation

The table below shows the 2023 compensation for our Chief Executive Officer ("CEO") and other NEOs, as required to be reported in the Summary Compensation Table pursuant to U.S. Securities and Exchange Commission ("SEC") rules. Please see the notes accompanying the Summary Compensation Table on page 54 for further information.

Summary Compensation Table - 2023

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
D. S. Regnery Chair and Chief Executive Officer	2023	1,362,500	—	9,487,257	2,875,006	4,059,149	4,487,670	584,762	22,856,344
C. J. Kuehn Executive Vice President and Chief Financial Officer	2023	812,500	—	2,337,454	756,293	1,494,999	401,595	184,861	5,987,702
P. A. Camuti Executive Vice President and Chief Technology and Sustainability Officer	2023	662,500	—	1,237,754	375,009	903,002	407,574	130,229	3,716,068
E. M. Turtz Senior Vice President and General Counsel	2023	622,500	—	1,155,192	350,005	599,359	425,624	117,906	3,270,586
R. D. Pittard Executive Vice President and Chief Integrated Supply Chain Officer	2023	609,625	—	701,452	212,532	733,739	474,065	130,889	2,862,302

See the "Compensation Discussion and Analysis" section for more information about our Committee's executive compensation principles, the programs the Committee has adopted and the decisions the Committee made regarding 2023 compensation.

ITEM

3

Approval of Appointment of Independent Auditors

- The Audit Committee engages in an annual evaluation of the qualifications, performance and independence of PricewaterhouseCoopers LLP ("PwC").

- Both by virtue of its familiarity with the Company's affairs and its professional competencies and resources, PwC is considered best qualified to perform this important function.

- The Audit Committee and the Board believe that the continued retention of PwC to serve as our independent auditor is in the best interests of the Company and its investors.

 The Board of Directors recommends a vote **FOR** this item.

 See page **18** for further information

---

ITEM

4

Renewal of the Directors' Existing Authority to Issue Shares

- The Board of Directors' authority to issue shares under Irish law is fundamental to our business.

- Granting the Board this authority is a routine matter for public companies incorporated in Ireland.

 The Board of Directors recommends a vote **FOR** this item.

 See page **20** for further information

---

ITEM

5

Renewal of the Directors' Existing Authority to Issue Shares for Cash without First Offering Shares to Existing Shareholders

- The Board of Directors' authority to issue shares for cash without first offering shares to existing shareholders is fundamental to our business.

- Granting the Board this authority is a routine matter for public companies incorporated in Ireland.

- As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast.

 The Board of Directors recommends a vote **FOR** this item.

 See page **21** for further information

---

ITEM

6

Determine the Price at which the Company Can Reallot Shares Held as Treasury Shares

- From time to time the Company may acquire ordinary shares and hold them as treasury shares.

- The Company may reallot such treasury shares, and under Irish law, our shareholders must authorize the price range at which we may reallot shares held in treasury.

- As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast.

 The Board of Directors recommends a vote **FOR** this item.

 See page **22** for further information

TRANE
TECHNOLOGIES

Proposals Requiring Your Vote

In this Proxy Statement, "Trane Technologies," the "Company," "we," "us" and "our" refer to Trane Technologies plc, an Irish public limited company. This Proxy Statement and the enclosed proxy card, or the Notice of Internet Availability of Proxy Materials, are first being mailed to shareholders of record as of April 11, 2024 (the "Record Date") on or about April 25, 2024.

ITEM	Election of Directors		The Board of Directors recommends a vote **FOR** the directors nominated for election listed below.
1	The Company uses a majority of votes cast standard for the election of directors. A majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that director nominee. Each director of the Company is being nominated for election for a one-year term beginning at the end of the 2024 Annual General Meeting of Shareholders to be held on June 6, 2024 (the "Annual General Meeting") and expiring at the end of the 2025 Annual General Meeting of Shareholders. Under our Articles of Association, if a director is not re-elected in a director election, the director shall retire at the close or adjournment of the Annual General Meeting. Our Corporate Governance Guidelines provide for the retirement of directors after reaching the retirement age of 75.		

Nominees for Director

Kirk E. Arnold
Independent Director

Age 64
Director since 2018
Committees
Human Resources and Compensation (Chair)
Sustainability, Corporate Governance and Nominating
Technology and Innovation
Executive

Principal Occupation
- Advisor to General Catalyst, a venture capital firm backing entrepreneurs, from September 2018 to Present.
- Chief Executive Officer of Data Intensity from 2013 to 2017.

Current Public Directorships
- Ingersoll Rand Inc. (IR)
- Thomson Reuters (TRI)

Public Directorships Held in the Past Five Years
- Epiphany Technology Acquisition Corp.

Other Activities
- Director of The Predictive Index
- Director of UP Education Network
- Director of HousecallPro

Skills and Experience

Global Experience	Services	IT/Cybersecurity/Data Management/Digital	Chair/CEO/ Business Head
Technology/ Engineering	Human Resources/ Compensation	Risk Management/ Mitigation	Academia/ Education

Nominee Highlights
Ms. Arnold's vast experience in technology and service leadership brings critical insight into the Company's operations, digital analytics and technologies. Ms. Arnold has served in executive positions throughout the technology industry including as COO at Avid, a technology provider to the media industry, and CEO and President of Keane, Inc., then a publicly traded billion-dollar global services provider. Ms. Arnold has also held senior leadership roles at Computer Sciences Corporation, Fidelity Investments and IBM. Ms. Arnold's active participation in the technology and business community provides the Company ongoing insight into digital marketing and technology related issues.



Ana P. Assis

Independent Director

Age 50
Director since 2023
Committees
Human Resources and
Compensation
Sustainability, Corporate
Governance and Nominating
Technology and Innovation

Principal Occupation
- Chair (from January 2023 to Present) and General Manager (from 2022 to Present) of IBM in Europe, the Middle East and Africa (EMEA)
- General Manager, Client Transition Leader, IBM (from October 2020 to December 2021)
- General Manager, Latin America, IBM (July 2017 to November 2020)

Current Public Directorships
- None

Public Directorships Held in the Past Five Years
- None

Other Activities
- Director, Junior Achievement Americas

Skills and Experience

 Global Experience    Services    IT/Cybersecurity/Data Management/Digital

 Technology/Engineering    Human Resources/ Compensation    Chair/CEO/Business Head

Nominee Highlights
Ms. Assis brings more than 25 years of global leadership experience in the information technology and solutions industry. She is a recognized thought leader in areas including artificial intelligence and data responsibility. Since 2022, Ms. Assis has served as the General Manager of IBM EMEA, responsible for IBM's business operations, client satisfaction and employee engagement in a region with more than 100 countries. In January 2023, she was named Chair of IBM EMEA, overseeing IBM's relationship with the European Union and other institutions across the region.



Ann C. Berzin

Independent Director

Age 72
Director since 2001
Committees
Audit
Finance

Principal Occupation
- Chairman and Chief Executive Officer of Financial Guaranty Insurance Company (insurer of municipal bonds and structured finance obligations), a subsidiary of General Electric Capital Corporation, from 1992 to 2001.

Current Public Directorships
- None

Public Directorships Held in the Past Five Years
- Exelon Corporation

Other Activities
- Member of University of Chicago College Advisory Council

Skills and Experience

 Financial Expert    Global Experience    Chair/CEO/Business Head

 Finance/Capital Allocation    Risk Management/ Mitigation    Financial Services

Nominee Highlights
Ms. Berzin's extensive experience in finance at a global diversified industrial firm and her expertise in complex investment and financial products and services bring critical insight to the Company's financial affairs, including its borrowings, capitalization and liquidity. In addition, Ms. Berzin's relationships across the global financial community strengthen the Company's access to capital markets. Her board memberships have provided deep understanding of trends in the energy sector, which presents ongoing opportunities and challenges for the Company.



April Miller Boise
Independent Director

Age 55
Director since 2020
Committees
Executive
Human Resources and
Compensation
Sustainability, Corporate
Governance and Nominating
(Chair)

Principal Occupation
- Executive Vice President and Chief Legal Officer of Intel Corporation from July 2022 to Present.
- Executive Vice President and Chief Legal Officer of Eaton Corporation plc from January 2020 to June 2022.
- Senior Vice President, General Counsel / Chief Legal Officer of Meritor, Inc. from August 2016 to December 2019.

Current Public Directorships
- None

Public Directorships Held in the Past Five Years
- None

Other Activities
- Trustee, Cleveland Clinic
- Director, City Club of Cleveland
- Trustee, George W. Codrington Charitable Foundation
- Trustee, Assembly for the Arts
- Trustee, College Now Greater Cleveland
- Director, Rock N Roll Hall of Fame

Skills and Experience

 Global Experience    IT/Cybersecurity/Data Management/Digital    ESG/ Sustainability    Government/ Public Policy

 Human Resources/ Compensation    Risk Management/ Mitigation    Industrial/ Manufacturing

Nominee Highlights
Ms. Miller Boise adds valuable perspective as we execute our climate-focused strategy and expand our global leadership in sustainability. She brings extensive experience in business strategy, strategic transactions and international growth, in addition to her deep background in corporate governance and inclusive talent management. In particular, Ms. Miller Boise's experience working with companies in relevant industries across the global manufacturing arena including semiconductors, automotive, electrical products and services and commercial transportation brings relevant insight regarding the manufacturing industry and dynamic end markets around the world.



Gary D. Forsee
Lead Independent Director

Age 74
Director since 2007
Committees
Executive
Technology and Innovation

Principal Occupation
- President, University of Missouri System from 2007 to 2011.
- Chairman of the Board (from 2006 to 2007) and Chief Executive Officer (from 2005 to 2007) of Sprint Nextel Corporation (a telecommunications company).

Current Public Directorships
- Ingersoll Rand Inc. (IR)

Public Directorships Held in the Past Five Years
- Evergy, Inc.

Other Activities
- Director, Kansas City Police Foundation

Skills and Experience

 Financial Expert    Technology/ Engineering    Human Resources/ Compensation    ESG/ Sustainability    Academia/ Education

 Global Experience    Services    Risk Management/ Mitigation    Chair/CEO/ Business Head

Nominee Highlights
In addition to his broad operational and financial expertise, Mr. Forsee's experience as chairman and chief executive officer with one of the largest U.S. firms in the global telecommunications industry offers a deep understanding of the challenges and opportunities within markets experiencing significant technology-driven change. His role as president of a major university system provides insight into the Company's talent development initiatives, which remain a critical enabler of the Company's long-term success. Mr. Forsee's experience serving on the board of an energy services utility also benefits the Company as it seeks to achieve more energy-efficient operations and customer solutions.



Mark R. George

Independent Director

Age 57
Director since 2022
Committees
Audit
Finance

Principal Occupation
- Executive Vice President and Chief Financial Officer of Norfolk Southern Corporation from 2019 to Present.
- Vice President and Chief Financial Officer of Carrier Global Corporation (a United Technologies Corporation business) from 2008 through 2015 and again in 2019.
- Vice President and Chief Financial Officer of Otis Worldwide Corporation (a United Technologies Corporation business) from 2015 to 2019.

Current Public Directorships	**Public Directorships Held in the Past Five Years**
• None	• None

Other Activities
- Director, Junior Achievement of Georgia

Skills and Experience

 Financial Expert

 Global Experience

 Human Resources/ Compensation

 Risk Management/ Mitigation

 Finance/Capital Allocation

 Services

 IT/Cybersecurity/Data Management/Digital

 ESG/Sustainability

 Industrial/ Manufacturing

Nominee Highlights

Mr. George brings more than 30 years of diverse and international financial management and leadership experience to our Company. He has deep experience in corporate strategy, business development including M&A and joint venture partnerships, board of director interactions, as well as investor relations. During his tenure with Raytheon Technologies Corporation, formerly United Technologies Corporation ("UTC"), Mr. George held positions of increasing responsibility in finance, treasury, planning and analysis, and information technology for several of UTC's former businesses in the United States and Asia, including as vice president finance and chief financial officer at Otis Worldwide Corporation and Carrier Global Corporation. The Company will benefit from Mr. George's industry and global insights, which contribute to the Company's achieving continued financial success, meeting our business goals, and furthering our sustainable climate initiatives.



John A. Hayes

Independent Director

Age 58
Director since 2023
Committees
Human Resources and Compensation
Sustainability, Corporate Governance and Nominating

Principal Occupation
- Former Chairman, Ball Corporation (from 2013 to April 2023) and Chief Executive Officer (from 2011 to 2022).

Current Public Directorships	**Public Directorships Held in the Past Five Years**
• None	• Ball Corporation

Other Activities
- Director, Kohler Co.
- Director, Veritiv Corporation
- Operating Advisor, Clayton, Dubilier & Rice
- Chair, WilsonArt

Skills and Experience

 Financial Expert

 Global Experience

 ESG/ Sustainability

 Industrial/ Manufacturing

 Finance/Capital Allocation

 Human Resources/ Compensation

 Chair/CEO/ Business Head

Nominee Highlights

Mr. Hayes brings more than 30 years of leadership experience in global, industrial markets. During his tenure as Chief Executive Officer of Ball Corporation, Mr. Hayes led multiple acquisitions and strategic transactions as the corporation's revenues doubled and its market capitalization increased sixfold. The Company will benefit from Mr. Hayes's significant experience leading a global corporation.



Linda P. Hudson

Independent Director

Age 73
Director since 2015
Committees
Human Resources
and Compensation
Sustainability, Corporate
Governance and Nominating
Technology and Innovation
(Chair)

Principal Occupation
- Founder and Former Chairman and Chief Executive Officer of The Cardea Group, a business management consulting firm she founded in 2014 and sold in 2020.
- Former President and Chief Executive Officer of BAE Systems, Inc. from 2009 to 2014.

Current Directorships
- Bank of America Corporation (BAC)
- TPI Composites, Inc. (TPIC)

Public Directorships Held in the Past Five Years
- None

Other Activities
- Director, University of Florida Foundation Inc.
- Director, University of Florida Engineering Leadership Institute

Skills and Experience

 Financial Expert
 Technology/ Engineering
 IT/Cybersecurity/Data Management/Digital
 ESG/ Sustainability

 Global Experience
 Human Resources/ Compensation
 Risk Management/ Mitigation
 Chair/CEO/ Business Head

 Industrial/ Manufacturing
 Financial Services

Nominee Highlights

Ms. Hudson's prior role as President and Chief Executive Officer of BAE Systems and her extensive experience in the defense and engineering sectors provides the Company with strong operational insight and understanding of matters crucial to the Company's business. Prior to becoming Chief Executive Officer of BAE Systems, Ms. Hudson was president of BAE Systems' Land & Armaments operating group, the world's largest military vehicle and equipment business. A member of the National Academy of Engineering, Ms. Hudson is a recognized authority on industrial, manufacturing and operational systems. In addition, Ms. Hudson has broad experience in strategic planning and risk management in complex business environments.



Myles P. Lee

Independent Director

Age 70
Director since 2015
Committees
Audit
Finance (Chair)
Executive

Principal Occupation
- Director (from 2003 to 2013) and Chief Executive Officer (from 2009 to 2013) of CRH plc.

Current Public Directorships
- None

Public Directorships Held in the Past Five Years
- Babcock International Group plc
- UDG Healthcare plc
- Saint Vincent's Healthcare Group

Other Activities
- None

Skills and Experience

 Financial Expert
 Global Experience
 Chair/CEO/ Business Head

 Finance/Capital Allocation
 Risk Management/ Mitigation
 Industrial/ Manufacturing

Nominee Highlights

Mr. Lee's experience as the former head of the largest public or private company in Ireland provides strategic and practical judgment to critical elements of the Company's growth and productivity strategies, expertise in Irish governance matters and significant insight into the building and construction sector. In addition, Mr. Lee's previous service as Finance Director and General Manager of Finance of CRH plc and in a professional accountancy practice provides valuable financial expertise to the Company.



David S. Regnery

Chair and Chief Executive Officer

Age 61
Director since 2021
Committees
Executive (Chair)

Principal Occupation
- Chair of the Board of Directors since January 1, 2022.
- Chief Executive Officer of the Company since July 1, 2021.

Current Public Directorships
- None

Public Directorships Held in the Past Five Years
- None

Other Activities
- Member, Alliance of CEO Climate Leaders for the World Economic Forum

Skills and Experience

 Financial Expert

 Global Experience

 Risk Management/ Mitigation

 Chair/CEO/ Business Head

 Finance/Capital Allocation

 Services

 ESG/Sustainability

 Industrial/ Manufacturing

Nominee Highlights

Mr. Regnery has been with the Company for his entire career. He was appointed Chief Executive Officer in July 2021 and named chair of the Company's Board of Directors in January 2022. Previously, Mr. Regnery served as the Company's President and Chief Operating Officer, with direct responsibility for its three regional reportable segments and full portfolio of businesses, as well as mission-critical company operations including supply chain, engineering and information technology. Throughout his tenure, Mr. Regnery has led the majority of the Company's businesses around the world, including Commercial HVAC and Transport Refrigeration. As president of the Commercial HVAC business, Mr. Regnery led the launch of the Company's successful EcoWise™ portfolio of products, designed to lower environmental impact through high efficiency operation and low-GWP refrigerants. Under Mr. Regnery's leadership, Trane Technologies has sharpened its strategy as an industry leader in climate solutions with a singular purpose – to boldly challenge what's possible for a sustainable world.



Melissa N. Schaeffer

Independent Director

Age 44
Director since 2022
Committees
Audit
Finance

Principal Occupation

- Senior Vice President and Chief Financial Officer of Air Products and Chemicals, Inc. (2021 to present), Senior Vice President, Finance and Global Engineering, Americas, Middle East & India (2020 to 2021) and Vice President and Chief Audit Executive (2016 to 2020) of Air Products and Chemicals, Inc.

Current Public Directorships
- None

Public Directorships Held in the Past Five Years
- None

Other Activities
- None

Skills and Experience

 Financial Expert

 Global Experience

 ESG/Sustainability

 Finance/Capital Allocation

 Risk Management/ Mitigation

 Industrial/ Manufacturing

Nominee Highlights

Ms. Schaeffer has been a finance leader in the industrial sector for more than 20 years. She has deep international, M&A, investor relations, project financing, and audit/risk management experience. Over her career, she has held positions in global finance, investor relations, project finance, compliance, accounting and risk management. In her current role, she is responsible for controller, accounting, treasury, tax, audit, investor relations and shared business functions. Ms. Schaeffer's leadership skills and international business experience are of great value for the Company's global financial, risk management and sustainability strategies.

TRANE TECHNOLOGIES



John P. Surma
Independent Director

Age 69
Director since 2013
Committees
Audit (Chair)
Finance
Executive

Principal Occupation
- Former Chairman (from 2006 to 2013) and Chief Executive Officer (from 2004 to 2013) of United States Steel Corporation (a steel manufacturing company).

Current Public Directorships
- Marathon Petroleum Corporation (MPC)
- MPLX LP (a publicly traded subsidiary of Marathon Petroleum Corporation)* (MPLX)
- Public Service Enterprise Group (PEG)

Public Directorships Held in the Past Five Years
- Concho Resources Inc.

* MPLX GP LLC is a Master Limited Partnership and is a consolidated subsidiary of Marathon Petroleum Corporation, which holds >50% of its voting units. We view Mr. Surma's service on the MPLX board as an extension of his service on the Marathon Petroleum Corporation board for purposes of assessing the level of outside public board commitments.

Other Activities
- Chair and Director, University of Pittsburgh Medical Center
- Trustee, University of Pittsburgh Board of Trustees
- Former Director and Chair, Federal Reserve Bank of Cleveland
- Former Director and Former Chair, National Safety Council
- Member Emeritus and Former Chair, Allegheny Conference on Community Development

Skills and Experience

Financial Expert

Global Experience

Risk Management/ Mitigation

Chair/CEO/ Business Head

Finance/Capital Allocation

Services

ESG/Sustainability

Industrial/ Manufacturing

Government/ Public Policy

Human Resources/ Compensation

Nominee Highlights

Mr. Surma's experience as the former chairman and chief executive officer of a large industrial company provides significant and direct expertise across all aspects of the Company's operational and financial affairs. In particular, Mr. Surma's financial experience, having previously served as the chief financial officer of United States Steel Corporation and as a partner of the audit firm PricewaterhouseCoopers LLP, provides the Board with valuable insight into financial reporting and accounting oversight of a public company. Mr. Surma's board memberships and other activities provide the Board an understanding of developments in the energy sector as the Company seeks to develop more energy-efficient operations and insight into national and international business and trade policy that could impact the Company.

ITEM 2

Advisory Approval of the Compensation of Our Named Executive Officers



The Board of Directors recommends a vote **FOR** advisory approval of the compensation of our NEOs as disclosed in the "Compensation Discussion and Analysis," the compensation tables, and the related disclosure contained in this Proxy Statement.

The Company is presenting the following proposal, commonly known as a "Say-on-Pay" proposal, which gives you as a shareholder the opportunity to endorse or not endorse our compensation program for NEOs by voting for or against the following resolution:

"RESOLVED, that the shareholders approve the compensation of the Company's NEOs, as disclosed in the "Compensation Discussion and Analysis", the compensation tables, and the related disclosure contained in the Company's Proxy Statement."

While our Board of Directors intends to carefully consider the shareholder vote resulting from this proposal, the final vote will not be binding on us and is advisory in nature. At our 2023 Annual General Meeting, shareholders voted 91% in favor of the Company's Advisory Approval of the Compensation of the Company's NEOs.

In considering your vote, please be advised that our compensation program for NEOs is guided by our design principles, as described in the "Compensation Discussion and Analysis" section of this Proxy Statement:

(i) business strategy alignment   **(iii)** shareholder alignment   **(v)** internal parity

(ii) pay for performance   **(iv)** mix of short and long-term incentives   **(vi)** market competitiveness

By following these design principles, we believe that our compensation program for NEOs is strongly aligned with the long-term interests of our shareholders.

ITEM 3

Approval of Appointment of Independent Auditors



The Board of Directors recommends a vote **FOR** the proposal to approve the appointment of PwC as independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to set the auditors' remuneration.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the Company's financial statements and internal controls over financial reporting. In executing its responsibilities, the Audit Committee engages in an annual evaluation of the qualifications, performance and independence of PricewaterhouseCoopers LLP ("PwC"). In assessing independence, the Committee reviews the fees paid, including those related to non-audit services. The Audit Committee has sole authority to approve all engagement fees to be paid to PwC. The Audit Committee regularly meets with the lead audit partner without members of management present, and in executive session with only the Audit Committee members present, which provides the opportunity for continuous assessment of the firm's effectiveness and independence and for consideration of rotating audit firms.

In addition, as part of its normal cadence, the Audit Committee considers whether there should be a regular rotation of the independent auditors. The Audit Committee ensures that the mandated rotation of PwC's lead engagement partner occurs routinely, and the Audit Committee and its Chairman are directly involved in the selection of PwC's lead engagement partner.

The Audit Committee has recommended that shareholders approve the appointment of PwC as our independent auditors for the fiscal year ending December 31, 2024 and authorize the Audit Committee of our Board of Directors to set the independent auditors' remuneration.

PwC has been acting continuously as our independent auditors for over one hundred years and, both by virtue of its familiarity with the Company's affairs and its professional competencies and resources, is considered best qualified to perform this important function. The Audit Committee and the Board believe that the continued retention of PwC to serve as our independent auditors is in the best interests of the Company and its investors.

Representatives of PwC will be present at the Annual General Meeting and will be available to respond to appropriate questions. They will have an opportunity to make a statement if they so desire.

Audit Committee Report

While management has the primary responsibility for the financial statements and the financial reporting process, including the system of internal controls, the Audit Committee reviews the Company's audited financial statements and financial reporting process on behalf of the Board of Directors. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and to issue a report thereon. The Audit Committee monitors those processes. In this context, the Audit Committee has met and held discussions with management and the independent auditors regarding the fair and complete presentation of the Company's results. The Audit Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with United States generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee also discussed with the independent auditors the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees" issued by the PCAOB.

In addition, the Audit Committee has received and reviewed the written disclosures and the letter from PwC required by the PCAOB regarding PwC's communications with the Audit Committee concerning independence and discussed with PwC the auditors' independence from the Company and its management in connection with the matters stated therein. The Audit Committee also considered whether the independent auditors' provision of non-audit services to the Company is compatible with the auditors' independence. The Audit Committee has concluded that the independent auditors are independent from the Company and its management.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets separately with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 ("2023 Form 10-K"), for filing with the Securities and Exchange Commission (the "SEC"). The Audit Committee has selected PwC, subject to shareholder approval, as the Company's independent auditors for the fiscal year ending December 31, 2024.

AUDIT COMMITTEE

John P. Surma (Chair)

Ann C. Berzin   **Myles P. Lee**

Mark R. George   **Melissa N. Schaeffer**

Fees of the Independent Auditors

The following table shows the fees paid or accrued by the Company for audit and other services provided by PwC for the fiscal years ended December 31, 2023 and 2022:

	2023 ($)	2022 ($)
Audit Fees[a]	10,790,000	9,930,000
Audit-Related Fees[b]	377,000	332,000
Tax Fees[c]	2,070,000	1,707,000
All Other Fees[d]	18,000	16,000
Total	13,255,000	11,985,000

[a] Audit Fees for the fiscal years ended December 31, 2023 and 2022, respectively, were for professional services rendered for the audits of the Company's annual consolidated financial statements and its internal controls over financial reporting, including quarterly reviews, statutory audits, issuance of consents and review of documents filed with the SEC.

[b] Audit-Related Fees for the fiscal year ended December 31, 2023 consist of assurance services that are related to performing the audit and review of certain financial statements including employee benefit plan audits and Service Organization Control 2 ("SOC 2") readiness pre-assessment and attestation reporting. Audit-Related Fees for the fiscal year ended December 31, 2022 consist of assurance services that are related to performing the audit and review of certain financial statements including employee benefit plan audits.

[c] Tax Fees for the fiscal years ended December 31, 2023 and 2022, respectively, include consulting and compliance services in the U.S. and non-U.S. locations.

[d] All Other Fees for the fiscal years ended December 31, 2023 and 2022 include license fees for accounting and tax research tools and other software licenses.

The Audit Committee has adopted policies and procedures which require that the Audit Committee pre-approve all non-audit services that may be provided to the Company by its independent auditors. The policy: (i) provides for pre-approval of an annual budget for each type of service; (ii) requires Audit Committee approval of specific projects if not included in the approved budget; and (iii) requires Audit Committee approval if the forecast of expenditures exceeds the approved budget on any type of service. The Audit Committee pre-approved all of the services described under Audit-Related Fees, Tax Fees and All Other Fees. The Audit Committee has determined that the provision of all such non-audit services is compatible with maintaining the independence of PwC.

ITEM 4	Renewal of the Directors' Existing Authority to Issue Shares	 The Board of Directors recommends that you vote **FOR** renewing the Directors' authority to issue shares.

Under Irish law, directors of an Irish public limited company must have authority from its shareholders to issue any shares, including shares which are part of the Company's authorized but unissued share capital. Our shareholders provided the Directors with this authorization at our 2023 Annual General Meeting on June 1, 2023 for a period of 18 months. Because this share authorization period will expire in December 2024, we are presenting this proposal to renew the Directors' authority to issue our authorized shares on the terms set forth below.

We are seeking approval to authorize our Board of Directors to issue up to 20% of our issued ordinary share capital as of April 11, 2024 (the latest practicable date before this Proxy Statement), for a period expiring 18 months from the passing of this resolution, unless renewed, varied or revoked.

Granting the Board of Directors this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. This authority is fundamental to our business and enables us to issue shares, including in connection with our equity compensation plans (where required) and, if applicable, funding acquisitions and raising capital. We are not asking you to approve an increase in our authorized share capital or to approve a specific issuance of shares. Instead, approval of this proposal will only grant the Board of Directors the authority to issue shares that are already authorized under our Articles of Association upon the terms below. In addition, we note that, because we are a NYSE-listed company, our shareholders continue to benefit from the protections afforded to them under the rules and regulations of the NYSE and the SEC, including those rules that limit our ability to issue shares in specified circumstances. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other non-Irish companies listed on the NYSE with whom we compete. Renewal of the Directors' existing authority to issue shares is fully consistent with NYSE rules and listing standards and with U.S. capital markets practice and governance standards.

As required under Irish law, the resolution in respect of this proposal is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

The text of this resolution is as follows:

"That the Directors be and are hereby generally and unconditionally authorized with effect from the passing of this resolution to exercise all powers of the Company to allot relevant securities (within the meaning of Section 1021 of the Companies Act 2014) up to an aggregate nominal amount of $50,213,084 (50,213,084 shares) (being equivalent to approximately 20% of the aggregate nominal value of the issued ordinary share capital of the Company as of April 11, 2024 (the latest practicable date before this Proxy Statement)), and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

ITEM **5**	Renewal of the Directors' Existing Authority to Issue Shares for Cash Without First Offering Shares to Existing Shareholders		The Board of Directors recommends that you vote **FOR** renewing the Directors' authority to issue shares for cash without first offering shares to existing shareholders.

Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the Company on a pro-rata basis (commonly referred to as the statutory pre-emption right). Our shareholders provided the Directors with this authorization at our 2023 Annual General Meeting on June 1, 2023 for a period of 18 months. Because this share authorization period will expire in December 2024, we are presenting this proposal to renew the Directors' authority to opt-out of the pre-emption right on the terms set forth below.

We are seeking approval to authorize our Board of Directors to opt out of the statutory pre-emption rights provision in the event of (1) the issuance of shares for cash in connection with any rights issue and (2) any other issuance of shares for cash, if the issuance is limited to up to 20% of our issued ordinary share capital as of April 11, 2024 (the latest practicable date before this Proxy Statement), for a period expiring 18 months from the passing of this resolution, unless renewed, varied or revoked.

Granting the Board of Directors this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. Similar to the authorization sought for Item 5, this authority is fundamental to our business and enables us to issue shares under our equity compensation plans (where required) and, if applicable, will facilitate our ability to fund acquisitions and otherwise raise capital. We are not asking you to approve an increase in our authorized share capital. Instead, approval of this proposal will only grant the Board of Directors the authority to issue shares in the manner already permitted under our Articles of Association upon the terms below. Without this authorization, in each case where we issue shares for cash, we would first have to offer those shares on the same or more favorable terms to all of our existing shareholders. This requirement could undermine the operation of our compensation plans and cause delays in the completion of acquisitions and capital raising for our business. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other non-Irish companies listed on the NYSE with whom we compete. Renewal of the Directors' existing authorization to opt out of the statutory pre-emption rights as described above is fully consistent with NYSE rules and listing standards and with U.S. capital markets practice and governance standards.

As required under Irish law, the resolution in respect of this proposal is a special resolution that requires the affirmative vote of at least 75% of the votes cast.

The text of the resolution in respect of this proposal is as follows:

"As a special resolution, that, subject to the passing of the resolution in respect of Item 5 as set out above and with effect from the passing of this resolution, the Directors be and are hereby empowered pursuant to Section 1023 of the Companies Act 2014 to allot equity securities (as defined in Section 1023 of that Act) for cash, pursuant to the authority conferred by Item 6 as if subsection (1) of Section 1022 did not apply to any such allotment, provided that this power shall be limited to:

a. the allotment of equity securities in connection with a rights issue in favor of the holders of ordinary shares (including rights to subscribe for, or convert into, ordinary shares) where the equity securities respectively attributable to the interests of such holders are proportional (as nearly as may be) to the respective numbers of ordinary shares held by them (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise, or with legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory, or otherwise); and

b. the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of $50,213,084 (50,213,084 shares) (being equivalent to approximately 20% of the aggregate nominal value of the issued ordinary share capital of the Company as of April 11, 2024 (the latest practicable date before this Proxy Statement)) and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the Directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

ITEM

6

Determine the Price at which the Company Can Reallot Shares Held as Treasury Shares



The Board of Directors recommends that shareholders vote **FOR** the proposal to determine the price at which the Company can reallot shares held as treasury shares.

Our open-market share repurchases (redemptions) and other share buyback activities may result in ordinary shares being acquired and held by the Company as treasury shares. We may reissue treasury shares that we acquire through our various share buyback activities including in connection with our executive compensation program and our director programs.

Under Irish law, our shareholders must authorize the price range at which we may reallot any shares held in treasury. In this proposal, that price range is expressed as a minimum and maximum percentage of the closing market price of our ordinary shares on the NYSE the day preceding the day on which the relevant share is reallotted. Under Irish law, this authorization expires 18 months after its passing unless renewed.

The authority being sought from shareholders provides that the minimum and maximum prices at which an ordinary share held in treasury may be reallotted are 95% and 120%, respectively, of the closing market price of the ordinary shares on the NYSE the day preceding the day on which the relevant share is re-issued, except as described below with respect to obligations under employee share schemes, which may be at a minimum price of nominal value. Any reallotment of treasury shares will be at price levels that the Board considers in the best interests of our shareholders.

As required under Irish law, the resolution in respect of this proposal is a special resolution that requires the affirmative vote of at least 75% of the votes cast.

The text of the resolution in respect of this proposal is as follows:

"As a special resolution, that the reallotment price range at which any treasury shares held by the Company may be reallotted shall be as follows:

a. the maximum price at which such treasury share may be reallotted shall be an amount equal to 120% of the "market price"; and

b. the minimum price at which a treasury share may be reallotted shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share scheme or any option schemes operated by the Company or, in all other cases, an amount equal to 95% of the "market price"; and

c. for the purposes of this resolution, the "market price" shall mean the closing market price of the ordinary shares on the NYSE the day preceding the day on which the relevant share is reallotted.

FURTHER, that this authority to reallot treasury shares shall expire at 18 months from the date of the passing of this resolution unless previously varied or renewed in accordance with the provisions of Sections 109 and 1078 of the Companies Act 2014."

Corporate Governance

Corporate Governance Guidelines

Our Corporate Governance Guidelines, together with the charters of the various Board committees, provide a framework for the corporate governance of the Company. The following is a summary of our Corporate Governance Guidelines and practices. A copy of our Corporate Governance Guidelines, as well as the charters of each of our Board committees, are available on our website at www.tranetechnologies.com under the heading "About Us – Corporate Governance."

Role of the Board of Directors

The Company's business is managed under the direction of the Board of Directors. The Board delegates to the Chief Executive Officer, and through that individual to other senior management, the authority and responsibility for managing the Company's business. The role of the Board of Directors is to oversee the management and governance of the Company and monitor senior management's performance.

Board Responsibilities

Among the Board of Directors' core responsibilities are:

- Select individuals for Board membership and evaluate the performance of the Board, Board committees and individual directors;
- Select, monitor, evaluate and compensate senior management;
- Assure that management succession planning is adequate;
- Review and approve significant corporate actions;
- Review and monitor implementation of management's strategic plans;
- Review and approve the Company's annual operating plans and budgets;
- Monitor corporate performance and evaluate results compared to the strategic plans and other long-range goals;
- Review the Company's financial controls and reporting systems;
- Review and approve the Company's financial statements and financial reporting;
- Review the Company's ethical standards and legal compliance programs and procedures;
- Oversee the Company's management of enterprise risk; and
- Monitor relations with shareholders, employees and the communities in which the Company operates.

Board Leadership Structure

The positions of Chair of the Board and CEO at the Company have been held by the same person, except in unusual circumstances, such as during a CEO transition. This policy has worked well for the Company. It is the Board of Directors' view that the Company's corporate governance principles, the quality, stature and substantive business knowledge of the members of the Board, as well as the Board's culture of open communication with the CEO and senior management are conducive to Board effectiveness with a combined Chair and CEO position.

In addition, the Board of Directors has a strong Lead Independent Director and it believes this role adequately addresses the need for independent leadership and an organizational structure for the independent directors. The Board of Directors appoints a Lead Independent Director from among the Board's independent directors. The Lead Independent Director coordinates the activities of all of the Board's independent directors working with the Chair and CEO. The Lead Independent Director is the principal liaison with the CEO and ensures that the Board of Directors has an open, trustful relationship with the Company's senior management team. In addition to the duties of all directors, as set forth in the Company's Governance Guidelines, the specific responsibilities of the Lead Independent Director are as follows:

- Chair meetings of the independent directors;
- Ensure full participation and engagement of all Board members in deliberations;

- Lead the Board of Directors in all deliberations involving the CEO's employment, including hiring, contract negotiations, performance evaluations and separation;

- Engage and counsel the Chair and CEO on issues of interest/concern to directors, including majority and minority viewpoints, and encourage all directors to engage the Chair and CEO with their interests and concerns;

- Work with the Chair and CEO to develop an appropriate schedule of Board meetings and approve such schedule, to ensure that the directors have sufficient time for discussion of all agenda items, while not interfering with the flow of Company operations;

- Set the agendas for Board meetings in collaboration with the Chair and CEO;

- Plan the agendas and chair executive sessions of the Board's independent directors;

- Act as the primary liaison between the directors and the Chair and CEO;

- Provide advice and counsel to the Chair and CEO;

- Keep abreast of key Company activities and advise the Chair and CEO as to the quality, quantity and timeliness of the flow of information from Company management that is necessary for the directors to effectively and responsibly perform their duties; although Company management is responsible for the preparation of materials for the Board, the Lead Independent Director will approve information provided to the Board and may specifically request the inclusion of certain material;

- Engage consultants who report directly to the Board and assist in recommending consultants that work directly for Board Committees;

- Work in conjunction with the Sustainability, Corporate Governance and Nominating Committee in compliance with Committee processes to interview director candidates and make recommendations to the Board;

- Provide oversight and act as a liaison between management and the Board with respect to succession of the CEO and lead the Board in an annual review of Board and CEO succession plans;

- Assist the Board and Company officers in assuring compliance with and implementation of the Company's Governance Guidelines;

- Work in conjunction with the Sustainability, Corporate Governance and Nominating Committee to identify for appointment the members of the various Board committees, as well as selection of the committee chairs;

- Be available for consultation and direct communication with major shareholders coordinating with the Chair and CEO;

- Make a commitment to serve in the role of Lead Independent Director for a minimum of three years; and

- Help set the tone and uphold the highest standards of ethics and integrity and encourage that throughout the Company.

Mr. Forsee has been the Company's Lead Independent Director since the 2021 Annual General Meeting.

Board Risk Oversight

The Board of Directors has oversight responsibility of the processes established to report and monitor systems for material risks applicable to the Company. The Board of Directors has delegated to its various committees the oversight of risk management practices for categories of risk relevant to their functions.

BOARD OF DIRECTORS

- The Board of Directors focuses on the Company's general risk management strategy and the most significant risks facing the Company and ensures that appropriate risk mitigation strategies are implemented by management.

- The full Board has oversight of strategic Human Capital Management risks and opportunities including succession planning, diversity and inclusion, employee engagement, employee health and safety and development.

- The full Board has ultimate oversight for risks relating to our cybersecurity program, risks, and practices and receives regular updates from our internal cybersecurity team on cybersecurity risks and threats.

- The Board regularly receives reports from each Committee as to risk oversight within its areas of responsibility.



BOARD COMMITTEES

Audit Committee

- Oversees risks associated with the Company's systems of disclosure controls and internal controls over financial reporting, as well as the Company's compliance with legal and regulatory requirements.

- Oversees the Company's internal audit function.

- Oversees the Company's cybersecurity programs and risks, including Board level oversight for management's actions with respect to:

  (1) the practices, procedures and controls to identify, assess and manage its key cybersecurity programs and risks;

  (2) the protection, confidentiality, integrity and availability of the Company's digital information, intellectual property and compliance-protected data through the associated networks as it relates to connected networks, suppliers, employees and channel partners; and

  (3) the protection and privacy of data related to our customers.

- Discusses with management and the independent auditors the Company's policies with respect to risk assessment and risk management, including the review and approval of a risk-based audit plan.

Human Resources and Compensation Committee

- Considers risks related to the attraction and retention of talent and risks related to the design of compensation programs and arrangements.

Sustainability, Corporate Governance and Nominating Committee

- Oversees risks associated with Board succession, conflicts of interest, corporate governance and sustainability.

- Oversees risks associated with the Company's performance against its sustainability and ESG objectives, including the impacts of climate change.

Finance Committee

- Oversees risks associated with foreign exchange, insurance, liquidity, credit and debt.

Technology and Innovation Committee

- Considers risks associated with technologies that can have a material impact on the Company, including product and process development technologies, manufacturing technologies and practices, and the utilization of quality assurance programs



MANAGEMENT

- Identification, assessment and management of risks through the Company's Enterprise Risk Intelligence program and Committee.

- The Enterprise Risk Intelligence program and Committee are responsible for identifying and managing strategic risks within the Company's risk appetite and providing reasonable assurance regarding the achievement of these objectives.

- Risks are prioritized based upon potential impact, likelihood and vulnerability; an owner is assigned to each risk area to develop a risk mitigation strategy; and key risk indicators are utilized to track progress against these objectives. The risk universe is reviewed regularly to ensure the Company is addressing any potential changes in the risk landscape.

- The Company has appointed the Chief Financial Officer ("CFO") as its Chief Risk Officer, and in that role, the Chief Risk Officer periodically reports on risk management policies and practices to the relevant Board Committee or to the full Board so that any decisions can be made as to any required changes in the Company's risk management and mitigation strategies or in the Board's oversight of these. The Chief Risk Officer also reports on specific risks and risk mitigation action plans, including risk indicators to track progress.

SPOTLIGHT: RISK OVERSIGHT

Business Strategy

One of the primary responsibilities of the Board of Directors is to review and monitor implementation of management's strategic plans. Our Directors have deep experience and expertise in strategic planning and execution and use their experience to engage in active dialogue with management. The Board of Directors evaluates strategic plans through regular discussions as part of Board meetings and during strategic planning sessions dedicated to these topics.

Environmental, Social and Governance Matters

The Sustainability, Corporate Governance and Nominating Committee of our Board of Directors oversees risks associated with corporate governance and sustainability, including the development and implementation of policies relating to Environmental, Social and Governance ("ESG") issues. The Sustainability, Corporate Governance and Nominating Committee monitors the Company's performance against its sustainability and ESG objectives including the impacts of climate change. The Sustainability, Corporate Governance and Nominating Committee also evaluates social and environmental trends and issues in connection with the Company's business activities and makes recommendations to the Board regarding those trends and issues.

The Technology and Innovation Committee assists the Board in its oversight of the Company's responses to certain environmental matters including climate change, greenhouse gas emissions, energy-efficient and low-emissions products and product life cycle and materials, and supports as needed the Sustainability, Corporate Governance and Nominating Committee in its review of environmental and sustainability practices.

Human Resources and Compensation

As part of its oversight of the Company's executive compensation program, the Human Resources and Compensation Committee considers the impact of the Company's executive compensation program and the incentives created by the compensation awards that it administers on the Company's risk profile. In addition, the Company reviews all of its compensation policies and procedures, including the incentives that they create and factors to reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

The Human Resources and Compensation Committee reviews and discusses with the Sustainability, Corporate Governance and Nominating Committee and the Audit Committee, as appropriate, the Company's "Human Capital Management" disclosure in the Company's Annual Report on Form 10-K. The Human Resources and Compensation Committee also sets, reviews and approves annual ESG factors for purposes of the Company's Annual Incentive Matrix. The Human Resources and Compensation Committee also reviews at least annually and discusses with management key human resource management initiatives related to leadership talent recruitment, retention, diversity and inclusion, pay equity and hourly wages. The Human Resources and Compensation Committee also oversees the Company's clawback/recoupment policy.

Cybersecurity

Our Board of Directors has ultimate oversight of the risks relating to our cybersecurity program and practices. Our cybersecurity strategy is overseen by the Audit Committee of our Board of Directors and directed by our Executive Vice President and Chief Financial Officer. Our cybersecurity strategy, programs and policies are designed to protect the Company's most important information and technology assets from an ever-evolving landscape of threats. Our program includes standard work designed to enable the Company to respond to and recover from disastrous events, including ransomware and other cybersecurity threats. Our Audit Committee:

- Maintains appropriate oversight of the Company's IT cybersecurity governance, strategy and compliance

- Oversees management's implementation of cybersecurity programs and risk policies and procedures and oversees management's actions to ensure their effectiveness in maintaining the integrity of the Company's electronic systems and facilities.

- Oversees the Company's efforts to comply with regulatory requirements relating to cybersecurity matters, including but not limited to the implementation of any remediation or other measures in response to regulatory findings.

Senior management briefs the Audit Committee regarding cybersecurity at least two times per year and reports to the Board on a regular basis. We have cybersecurity insurance and we regularly review our policy and levels of coverage based on current risks. All salaried employees complete an annual cybersecurity training program, where specific threats and scenarios are highlighted, based on our analysis of current risks to the organization.

The Technology and Innovation Committee supports, as requested, the Audit Committee in its review of the Company's information technology and cybersecurity policies and practices.

TRANE
TECHNOLOGIES

Director Compensation and Share Ownership

It is the policy of the Board of Directors that directors' fees be the sole compensation received from the Company by any non-employee director. The Company has a share ownership requirement of five times the annual cash retainer paid to the directors. A director cannot sell any shares of Company stock until they attain such level of ownership and any sale thereafter cannot reduce the total number of holdings below the required ownership level. A director is required to retain this minimum level of Company share ownership until their resignation or retirement from the Board.

Board Committees

The Board of Directors has the following committees: Audit Committee; Human Resources and Compensation Committee; Sustainability, Corporate Governance and Nominating Committee; Finance Committee; Technology and Innovation Committee; and Executive Committee. The Board of Directors consists of a substantial majority of independent, non-employee directors. Only non-employee directors serve on the Audit, Human Resources and Compensation, Sustainability, Corporate Governance and Nominating, Finance and Technology and Innovation Committees. The Board of Directors has determined that each member of each of these committees is "independent" as defined in the NYSE listing standards and the Company's Guidelines for Determining Independence of Directors. Chairpersons and members of these five committees are rotated periodically, as appropriate. The Chair and CEO serves on the Company's Executive Committee and is Chair of that Committee. The remainder of the Executive Committee is comprised of the Lead Independent Director and the non-employee director Chairpersons of the Audit, Human Resources and Compensation, Sustainability, Corporate Governance and Nominating and Finance Committees.

Board Diversity

The Company's policy on Board diversity relates to the selection of nominees for the Board of Directors. In selecting a nominee for the Board, the Sustainability, Corporate Governance and Nominating Committee considers the skills, expertise and background that would complement the existing Board and ensure that its members are of sufficiently diverse and independent backgrounds, recognizing that the Company's businesses and operations are diverse and global in nature. During 2023 we achieved gender parity among our Board of Directors. The Board of Directors is nominating six female directors (Ms. Arnold, Ms. Assis, Ms. Berzin, Ms. Miller Boise, Ms. Hudson and Ms. Schaeffer), one Black director (Ms. Miller Boise) and two international directors, one of whom is an Irish citizen (Mr. Lee) and one of whom is a Brazilian citizen (Ms. Assis) out of a total of 12 directors. In addition, the tenure and experience of our directors is varied, which brings varying perspectives to our Board functionality.

Board Advisors

The Board of Directors and its committees may, under their respective charters, retain their own advisors to carry out their responsibilities.

Executive Sessions

The Company's independent directors meet privately in regularly scheduled executive sessions, without management present, to consider such matters as the independent directors deem appropriate. These executive sessions are required to be held no less than twice each year.

Board and Board Committee Performance Evaluation

The Sustainability, Corporate Governance and Nominating Committee assists the Board in evaluating its performance and the performance of the Board committees. Each committee also conducts an annual self-evaluation. The effectiveness and contributions of individual directors are considered each year when the directors stand for re-nomination.

Director Orientation and Education

The Company has developed an orientation program for new directors and provides continuing education for all directors. In addition, the directors are given full access to management and corporate staff as a means of providing additional information.

Director Retirement

It is the policy of the Board of Directors that each non-employee director must retire at the annual general meeting immediately following their 75th birthday unless this policy is waived by the Board.

Directors who change the occupation they held when initially elected must offer to resign upon a change in their occupation. At that time, the Sustainability, Corporate Governance and Nominating Committee reviews the continued appropriateness of Board membership under the new circumstances and makes a recommendation to the Board of Directors. Employee directors, including the CEO, must retire from the Board of Directors at the time of a change in their status as an officer of the Company, unless the policy is waived by the Board.

Director Independence

The Board of Directors has determined that all of our current directors, except Mr. Regnery, who is an employee of the Company, are independent under the standards set forth in Exhibit I to our Corporate Governance Guidelines, which are consistent with the NYSE listing standards and Exchange Act rules. In determining the independence of directors, the Board evaluated transactions between the Company and entities with which directors were affiliated that occurred in the ordinary course of business and that were provided on the same terms and conditions available to other customers.

Exhibit I to our Corporate Governance Guidelines is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance."

Communications with Directors

Shareholders and other interested parties wishing to communicate with the Board of Directors, the non-employee directors or any individual director (including our Lead Independent Director and Human Resources and Compensation Committee Chair) may do so either by sending a communication to the Board and/or a particular Board member, in care of the Secretary of the Company, or by e-mail at board@tranetechnologies.com. Depending upon the nature of the communication and to whom it is directed, the Secretary will: (a) forward the communication to the appropriate director or directors; (b) forward the communication to the relevant department within the Company; or (c) attempt to handle the matter directly (for example, a communication dealing with a share ownership matter).

Management Succession Planning

One of the core functions of our Board of Directors is to ensure leadership continuity and strong management capabilities to effectively carry out the Company's strategy. The Board collaborates with the Chair and CEO and the Senior Vice President and Chief Human Resources Officer on the succession planning process, including establishing selection criteria that reflect our business strategies, and identifying and developing internal candidates. The Board also ensures there are successors available for key positions in the normal course of business and for emergency situations.

The full Board formally reviews, at least annually, the plans for development, retention and replacement of key executives, and most importantly the Chair and CEO. In addition, management succession for key leadership positions is discussed regularly by the directors in Board meetings and in executive sessions of the Board of Directors. Directors become familiar with potential successors for key leadership positions through various means including regular talent reviews, presentations to the Board and informal meetings.

Code of Conduct

The Company has adopted a worldwide Code of Conduct, applicable to all employees, directors and officers, including our Chair and CEO, our CFO and our Chief Accounting Officer. The Code of Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K, as well as the requirements of a "code of business conduct and ethics" under the NYSE listing standards. The Code of Conduct covers topics including, but not limited to, conflicts of interest, confidentiality of information and compliance with laws and regulations. A copy of the Code of Conduct is available on our website located at www.tranetechnologies.com under the heading "About Us—Corporate Governance." Amendments to, or waivers of the provisions of, the Code of Conduct, if any, made with respect to any of our directors and executive officers will be posted on our website.

Anti-Hedging Policy and Other Restrictions

The Company prohibits its directors and executive officers from (i) purchasing any financial instruments designed to hedge or offset any decrease in the market value of Company securities, (ii) engaging in any form of short-term speculative trading in Company securities and (iii) holding Company securities in a margin account or pledging Company securities as collateral for a loan.

Investor Outreach

We believe understanding both current and prospective shareholders' perspectives and building strong relationships with the investment community is integral to effective corporate governance. Our Board of Directors and management team are committed to the development and execution of comprehensive outreach and communications programs that support and encourage open dialogue with shareholders to achieve these goals. We actively utilize formal targeting, surveillance and corporate risk management tools to develop, track and monitor our progress, and we regularly adjust our programs throughout the year to maximize the effectiveness of our engagement. Our engagement program regularly includes our Chair and CEO, CFO and other members of our executive leadership team, including segment leaders, strategic business unit presidents and functional leaders.

How We Engaged with our Shareholders in 2023:

- We met with approximately 250 unique investors, including shareholders representing approximately 80% of our active outstanding shares.

- We met with approximately 90% of our top 30 active shareholders and prospective holders, many of them multiple times throughout the year.

- We held hundreds of meetings with shareholders, including 10 industry conferences, five non-deal roadshows, as well as onsite meetings, videoconferences and teleconferences.

- During investor interactions, we regularly discuss issues such as Company strategy, financial performance, corporate governance, ESG, cash generation and capital deployment, innovation, and other opportunities and risks.

- We report our shareholders' views around major topics, including ESG, to our management team and Board of Directors on a regular basis and proactively incorporate feedback into our investor engagement and communications programs.

Sustainability

At Trane Technologies, sustainability is core to who we are. Through the leadership of our CEO and senior leaders, we have embedded sustainability into every aspect of how we operate and help our customers succeed. Our approach and initiatives are guided by an external Advisory Council on Sustainability and regularly reviewed by our senior management and Board of Directors. Day-to-day, our Center for Energy Efficiency and Sustainability team surveys the market landscape, continually bringing new ideas and requirements forward. This team is also responsible for tracking and disclosing our progress.

For more information regarding our Company's commitment to leadership in ESG matters and our achievements in these areas, please also see "A Letter from Our Board of Directors" at the beginning of this Proxy Statement, our 2023 Annual Report to Shareholders included with these proxy materials and our ESG Report available on our website located at www.tranetechnologies.com/ESG. For more information regarding our achievements in ESG matters, please see "ESG Performance Highlights" in our "Compensation Discussion and Analysis."

2024 Proxy Statement   29

Committees of the Board and Attendance

Audit Committee

Meetings in 2023: 9

Members

John P. Surma (Chair)
Ann C. Berzin
Mark R. George
Myles P. Lee
Melissa N. Schaeffer

Key Functions

- Review annual audited and quarterly financial statements, as well as the Company's disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations," in the Company's Annual Report on Form 10-K with management and the independent auditors.

- Obtain and review periodic reports, at least annually, from management assessing the effectiveness of the Company's internal controls and procedures for financial reporting.

- Review and discuss with management and the independent auditors, as applicable, significant legislative, regulatory, and other developments regarding Environmental, Social, and Governance ("ESG") reporting and disclosures and the internal controls and procedures related to ESG disclosures.

- Review and discuss with management and the Sustainability, Corporate Governance and Nominating Committee, as applicable, the types of information to be included in the Company's ESG disclosures within the Company's periodic financial reports; the alignment of the Company's financial reporting and ESG disclosures; and the internal controls and procedures related to ESG disclosures, including any assurance being provided by the independent auditor or other third party with respect to ESG disclosures.

- Review the Company's processes to assure compliance with all applicable laws, regulations and corporate policy.

- Recommend the public accounting firm to be proposed for appointment by the shareholders as our independent auditors and review the performance of the independent auditors.

- Review the scope of the audit and the findings and approve the fees of the independent auditors.

- Approve in advance, subject to and in accordance with applicable laws and regulations, permitted audit and non-audit services to be performed by the independent auditors.

- Satisfy itself as to the independence of the independent auditors and ensure receipt of their annual independence statement.

- Discuss with management and the independent auditors the Company's policies with respect to risk assessment and risk management, including the review and approval of a risk-based audit plan.

- Oversee the Company's cybersecurity programs and risks.

- Oversee the control environment with respect to key metrics included in the Company's annual ESG report.

- Review the Company's internal audit organization and the objectives and scope of the internal audit function and examinations.

- Review and discuss with management and the Sustainability, Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee, as appropriate, the "Human Capital Management" disclosure to be included in the Company's Annual Report on Form 10-K.

The Board of Directors has determined that each member of the Audit Committee is "independent" for the purposes of the applicable rules and regulations of the Securities and Exchange Commission (the "SEC"), as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines, and has determined that all members meet the qualifications of an "audit committee financial expert," as that term is defined by rules of the SEC. In addition, each member of the Audit Committee qualifies as an independent director, meets the financial literacy and independence requirements of the SEC and the NYSE applicable to audit committee members and possesses the requisite competence in accounting or auditing in satisfaction of the requirements for audit committees prescribed by the Companies Act 2014.

A copy of the charter of the Audit Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

TRANE TECHNOLOGIES

Human Resources and Compensation Committee

Meetings in 2023: 5

Members

Kirk E. Arnold (Chair)
Ana P. Assis
April Miller Boise
John A. Hayes
Linda P. Hudson

Key Functions

- Establish our executive compensation strategies, policies and programs.

- Review and approve the goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer's performance against those goals and objectives and set the Chief Executive Officer's compensation level based on this evaluation. The Human Resources and Compensation Committee Chair presents all compensation decisions pertaining to the Chief Executive Officer to the full Board of Directors (other than Mr. Regnery).

- Approve compensation of all other elected officers.

- Review and approve executive compensation and benefit programs.

- Review and assess the appropriateness of the material risks, if any, arising from or related to the Company's compensation programs or arrangements.

- Administer the Company's equity compensation plans.

- Oversee and approve any changes to the Company's clawback policy regarding recovery of incentive-based compensation paid to current or former executive officers.

- At least annually, review and discuss with the Sustainability, Corporate Governance and Nominating Committee and the Audit Committee, as appropriate, the Company's "Human Capital Management" disclosure for the Company's Annual Report on Form 10-K.

- Set, review and approve annual ESG factors for purposes of the Company's Annual Incentive Matrix.

- Review, at least annually and discuss with management, key human resource management initiatives related to leadership talent recruitment/retention, diversity and inclusion, pay equity and hourly wages.

- Review and recommend significant changes in principal employee benefit programs.

- Approve and oversee Human Resources and Compensation Committee consultants.

For a discussion concerning the processes and procedures for determining NEO and director compensation and the role of executive officers and compensation consultants in determining or recommending the amount or form of compensation, see "Compensation Discussion and Analysis" and "Compensation of Directors," respectively. The Board of Directors has determined that each member of the Human Resources and Compensation Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines. In addition, the Board of Directors has determined that each member of the Human Resources and Compensation Committee qualifies as a "Non-Employee Director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934.

A copy of the charter of the Human Resources and Compensation Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

Sustainability, Corporate Governance and Nominating Committee

Meetings in 2023: 5

Members
April Miller Boise (Chair)
Kirk E. Arnold
Ana P. Assis
John A. Hayes
Linda P. Hudson

Key Functions

- Identify individuals qualified to become directors and recommend the candidates for all directorships.
- Recommend individuals for election as officers.
- Oversee the Company's sustainability efforts including the development and implementation of policies relating to ESG issues.
- Monitor the Company's performance against its sustainability and ESG objectives including the impacts of climate change.
- Review the Company's Corporate Governance Guidelines and make recommendations for changes.
- Consider questions of independence of directors and possible conflicts of interest of directors as well as executive officers.
- Take a leadership role in shaping the sustainability efforts and corporate governance of the Company.
- Coordinate with the Audit Committee concerning information to be included in the Company's ESG disclosures within the Company's periodic financial reports; the alignment of the Company's financial reporting and ESG disclosures; and the internal controls and procedures related to ESG disclosures, including any assurance being provided by the independent auditor or other third party with respect to ESG disclosures.
- Evaluate social and environmental trends and issues in connection with the Company's business activities and make recommendations to the Board regarding those trends and issues.

The Board of Directors has determined that each member of the Sustainability, Corporate Governance and Nominating Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Sustainability, Corporate Governance and Nominating Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

Finance Committee

Meetings in 2023: 5

Members
Myles P. Lee (Chair)
Ann C. Berzin
Mark R. George
Melissa N. Schaeffer
John P. Surma

Key Functions

- Consider and recommend for approval by the Board of Directors (a) issuances of equity and/or debt securities; or (b) authorizations for other financing transactions, including bank credit facilities.
- Consider and recommend for approval by the Board of Directors the repurchase of the Company's shares.
- Review cash management policies.
- Review periodic reports of the investment performance of the Company's employee benefit plans.
- Annual review of capital deployment priorities with management.
- Consider and recommend for approval by the Board of Directors the Company's external dividend policy.
- Consider and approve the Company's financial risk management activities, including the areas of foreign exchange, commodities, and interest rate exposures, insurance programs and customer financing risks.

The Board of Directors has determined that each member of the Finance Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Finance Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

Executive Committee

Meetings in 2023: None

Members

David S. Regnery (Chair)
Kirk E. Arnold (Chair of the Human Resources and Compensation Committee)
April Miller Boise (Chair of the Sustainability, Corporate Governance and Nominating Committee)
Gary D. Forsee (Lead Independent Director)
Myles P. Lee (Chair of the Finance Committee)
John P. Surma (Chair of the Audit Committee)

Key Functions

- Aid the Board in handling matters which, in the opinion of the Chair or Lead Independent Director, should not be postponed until the next scheduled meeting of the Board (except as limited by the charter of the Executive Committee).

The Board of Directors has determined that each member of the Executive Committee (other than Mr. Regnery) is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Executive Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

Technology and Innovation Committee

Meetings in 2023: 2

Members

Linda P. Hudson (Chair)
Kirk E. Arnold
Ana P. Assis
Gary D. Forsee

Key Functions

- Review the Company's technology and innovation strategy and approach, including its impact on the Company's performance, growth and competitive position.
- Review with management technologies that can have a material impact on the Company, including product and process development technologies, manufacturing technologies and practices, and the utilization of quality assurance programs.
- Assist the Board in its oversight of the Company's investments in technology and innovation, including through acquisitions and other business development activities.
- Review technology trends that could significantly affect the Company and the industries in which it operates.
- Assist the Board in its oversight of the Company's technology and innovation initiatives, and support, as requested, the Sustainability, Corporate Governance and Nominating Committee in its review of the Company's environment, health and safety policies and practices, and the Audit Committee in its review of the Company's information technology and cybersecurity policies and practices.
- Oversee the direction and effectiveness of the Company's research and development operations.
- Assist the Board in its oversight of the Company's responses to certain environmental matters including climate change, greenhouse gas emissions, energy-efficient and low-emissions products and product life cycle and materials, and support as needed, the Sustainability, Corporate Governance and Nominating Committee in its review of environmental and sustainability practices.

The Board of Directors has determined that each member of the Technology and Innovation Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Technology and Innovation Committee is available on our website, www.tranetechnologies.com, under the heading "About Us—Corporate Governance – Board Committees and Charters."

There were five meetings of the Board of Directors in 2023. All directors attended at least 75% or more of the total number of meetings of the Board of Directors. All directors also attended at least 75% of meetings of the committees on which they served during the year. The Company's non-employee directors held five independent director meetings without management present during the fiscal year 2023. It is the Board's general practice to hold independent director meetings in connection with regularly scheduled Board meetings.

The Company expects all Board members to attend the annual general meeting, but from time to time other commitments prevent all directors from attending the meeting. All of the members of our Board standing for re-election at the 2023 Annual General Meeting on June 1, 2023 attended the meeting.

Human Resources and Compensation Committee Interlocks and Insider Participation

Our Human Resources and Compensation Committee is comprised solely of independent directors. During fiscal year 2023, no member of our Human Resources and Compensation Committee was an employee, officer or former officer of the Company or had any relationships requiring disclosure under Item 404 of Regulation S-K. None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Human Resources and Compensation Committee or our Board during fiscal year 2023.

Compensation of Directors

Director Compensation

Our director compensation program is designed to compensate non-employee directors fairly for work required for a company of our size and scope and to align their interests with the long-term interests of our shareholders. The program reflects our desire to attract, retain and use the expertise of highly qualified people serving on the Company's Board of Directors. Employee directors do not receive any additional compensation for serving as a director. Our 2023 director compensation program for non-employee directors consisted of the following components:

ANNUAL RETAINER



- Paid in Cash $142,500 (42%)
- Paid in Restricted Stock Units* $200,000 (58%)

* The number of restricted stock units granted is determined by dividing the grant date value of the award, $200,000, by the closing price of the Company's common stock on the date of grant. A director who retires, resigns or otherwise separates from the Company for any reason receives a pro-rata cash retainer payment for the quarter in which such event occurs based on the number of days elapsed since the end of the immediately preceding quarter and immediately vests in any unvested restricted stock units.

ANNUAL CASH RETAINER FOR COMMITTEE CHAIRS AND MEMBERS, LEAD INDEPENDENT DIRECTOR AND OTHER ELEMENTS



Audit Committee Chair	$30,000
Human Resources and Compensation Committee Chair	$25,000
Sustainability, Corporate Governance and Nominating Committee Chair	$20,000
Finance Committee Chair	$20,000
Executive Committee Chair	$0
Technology and Innovation Committee Chair	$10,000
Audit Committee Member	$15,000
Lead Independent Director	$50,000
Additional Meetings or Unscheduled Planning Session Fees	$2,500

The Sustainability, Corporate Governance and Nominating Committee periodically reviews the compensation level of our non-employee directors in consultation with the Human Resources and Compensation Committee's independent compensation consultant and makes recommendations to the Board of Directors. The current compensation program was established effective January 1, 2023.

Under our Incentive Stock Plan of 2018, the aggregate amount of stock-based and cash-based awards which may be granted to any non-employee director in respect of any calendar year, solely with respect to their service as a member of the Board of Directors, is limited to $1,000,000.

Share Ownership Requirement

To align the interests of directors with shareholders, the Board of Directors has adopted a share ownership requirement of five times the annual cash retainer paid to the directors. A director cannot sell any shares of Company stock until they attain such level of ownership, and any sale thereafter cannot reduce the total number of holdings below the required ownership level. A director is required to retain this minimum level of Company share ownership until their resignation or retirement from the Board.

2023 Director Compensation

The compensation paid or credited to our non-employee directors for the year ended December 31, 2023, is summarized in the table below.

Name	Fees Earned or Paid in Cash ($) [a]	Equity / Stock Awards ($) [c]	All Other Compensation ($) [d]	Total ($)
K. E. Arnold	162,060	200,087	29,056	391,203
A. P. Assis	31,753	—	—	31,753
A. C. Berzin	165,907	200,087	11,404	377,398
A. Miller Boise	160,453	200,087	38,475	399,015
J. Bruton [b]	66,202	—	1,384	67,586
J. L. Cohon [b]	64,100	—	18,206	82,306
G. D. Forsee	200,907	200,087	42,183	443,177
M. R. George	142,500	200,087	21,443	364,030
J.A. Hayes	105,309	200,087	27,685	333,081
L. P. Hudson	148,324	200,087	—	348,411
M. P. Lee	169,148	200,087	183	369,418
M. N. Schaeffer	157,500	200,087	20,388	377,975
J. P. Surma	172,500	200,087	23,631	396,218
T. L. White [b]	70,405	—	8,733	79,138

[a] The amounts in this column represent the following, as shown in the table below: annual cash retainer, the Committee Chair retainers, the Audit Committee member retainer, the Lead Independent Director retainer, and the Board, Committee and other meeting or session fees.

Name	Cash Retainer ($)	Committee Chair Retainer ($)	Audit Committee Member Retainer ($)	Lead Independent Director Retainer Fees ($)	Board, Committee and Other Meeting or Session Fees ($)	Total Fees Earned or Paid In Cash ($)
K. E. Arnold	142,500	14,560	—	—	5,000	162,060
A. P. Assis	31,753					31,753
A. C. Berzin	142,500	8,407	15,000	—	—	165,907
A. Miller Boise	142,500	11,648	6,305	—	—	160,453
J. Bruton	59,897	—	6,305	—	—	66,202
J. L. Cohon	59,897	4,203	—	—	—	64,100
G. D. Forsee	142,500	8,407	—	50,000	—	200,907
M. R. George	142,500	—	—	—	—	142,500
J.A. Hayes	105,309	—	—	—	—	105,309
L. P. Hudson	142,500	5,824	—	—	—	148,324
M. P. Lee	142,500	11,648	15,000	—	—	169,148
M. N. Schaeffer	142,500	—	15,000	—	—	157,500
J. P. Surma	142,500	30,000	—	—	—	172,500
T. L. White	59,897	10,508	—	—	—	70,405

[b] Messrs. Bruton, Cohon and White retired from the Board on June 1, 2023.

[c] Represents RSUs awarded in 2023 as part of each director's annual retainer. The amounts in this column reflect the aggregate grant date fair value of RSU awards granted for the year under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 and do not reflect amounts paid to or realized by the directors. For a discussion of the assumptions made in determining the ASC 718 values see Note 14, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2023 Form 10-K.

(d) Includes (i) benefits in kind (spousal travel, meals, non-board related activities and gifts in connection with the June 2023 Board meeting) and (ii) payment of Irish taxes on benefits in kind.

Name	Benefits in Kind ($)	Payment of Taxes on Benefits in Kind ($)	Total ($)
K. E. Arnold	15,109	13,947	29,056
A. P. Assis	—	—	—
A. C. Berzin	5,930	5,474	11,404
A. Miller Boise	20,007	18,468	38,475
J. Bruton	935	449	1,384
J. L. Cohon	12,479	5,727	18,206
G. D. Forsee	21,935	20,248	42,183
M. R. George	11,150	10,293	21,443
J.A. Hayes	15,175	12,510	27,685
L. P. Hudson	—	—	—
M. P. Lee	95	88	183
M. N. Schaeffer	10,602	9,786	20,388
J. P. Surma	12,288	11,343	23,631
T. L. White	6,799	1,934	8,733

For each non-employee director, the following table reflects all unvested RSU awards at December 31, 2023:

Name	Number of Unvested RSUs
K. E. Arnold	1,206
A. P. Assis	—
A. C. Berzin	1,206
A. Miller Boise	1,206
J. Bruton	—
J. L. Cohon	—
G. D. Forsee	1,206
M. R. George	1,206
J.A. Hayes	1,206
L. P. Hudson	1,206
M. P. Lee	1,206
M. N. Schaeffer	1,206
J. P. Surma	1,206
T. L. White	—

Compensation Discussion and Analysis

The Compensation Discussion and Analysis ("CD&A") set forth below provides an overview of our executive compensation philosophy and underlying programs, including the objectives of such programs, as well as a discussion of how awards are determined for our Named Executive Officers ("NEOs"). These NEOs include our Chair and Chief Executive Officer ("CEO"), our Chief Financial Officer ("CFO"), and our three most highly compensated executive officers for the 2023 fiscal year other than the Chair and CEO and CFO. The 2023 NEOs are as follows:

Named Executive Officers	Title
Mr. David S. Regnery	Chair and Chief Executive Officer
Mr. Christopher J. Kuehn	Executive Vice President and Chief Financial Officer
Mr. Paul A. Camuti	Executive Vice President and Chief Technology and Sustainability Officer
Mr. Evan M. Turtz	Senior Vice President, General Counsel and Secretary
Mr. Raymond D. Pittard	Executive Vice President and Chief Integrated Supply Chain Officer

I. Executive Summary

At Trane Technologies, we have a clear purpose: to boldly challenge what's possible for a sustainable world. As a global climate innovator, we work every day for the bright future we all envision. We've made a pledge to enable opportunity for all, to reduce our customer's emissions by one gigaton, and to lead by example with carbon neutral operations. With our 2030 commitments, we've set the pace for positive change in our industry. Change that can have a transformative impact on our planet, and for future generations. Those commitments are made possible by the people in our company. People who uplift each other and dare to do things differently. Teams who innovate to create technology that is good for our customers and better for the world. Our impact extends into our communities, where we help build the next generation of leaders and visionaries by ensuring people of all backgrounds can succeed. We know the bold actions we take today will create a better, stronger world tomorrow.

2023 was another year of very strong performance, powered by our purpose-driven strategy and relentless investment in growth and innovation. We continued to see robust and broad-based demand for our innovative products and services and our overall employee engagement score remains in the top quartile of all industries according to our third-party survey provider. Our dynamic business operating system coupled with our uplifting culture allows us to consistently deliver strong performance for our shareholders, people, customers, communities, and the planet.

2023 Performance Highlights

The following show the enterprise financial results realized in 2023 relative to our executive incentive compensation performance targets established for the period and additional sustainability performance highlights for the reporting year.

FINANCIAL PERFORMANCE HIGHLIGHTS

Annual Revenue	Adjusted EBITDA[(a)]	Free Cash Flow[(a)]
$17.7B	**$3.2B**	**$2.2B**
Increase of 11% from 2022	Increase of 18% from 2022	Increase of 37.4% from 2022

The three core financial metrics laid out above are further modified (up to +/-20%) by our achievement relative to our equally-weighted environmental & social objectives—ESG Modifier

3-Year Adjusted Cash Flow Return on Invested Capital (CROIC) (2021–2023)[(a)]

28.0%

Ranks at the 78th percentile of the companies in the S&P 500 Industrials Index

3-Year Total Shareholder Return (TSR) (2021-2023)[(a)]

73.59%

Ranks at the 86th percentile of the companies in the S&P 500 Industrials Index

ESG PERFORMANCE HIGHLIGHTS

Environmental

- Reduced customer carbon footprint by 157 million mtCO_2e since 2019 as part of our Gigaton Challenge.
- Accelerated carbon reductions in our own operations, reducing absolute energy use by 4% since 2019 while increasing operating intensity.
- Delivered over 1 million HVAC units made with low-carbon steel within the first year of our SteelZero purchasing commitment.
- Achieved zero waste to landfill in 85% of our manufacturing facilities.
- Met our commitment to deliver an electric Thermo King product in every segment of the cold chain in EMEA by 2023.

Social

- Advanced workforce development and skills-based hiring with programs like our nationally recognized Technician Apprenticeship Program and tuition advancement offering.
- Enhanced employee well-being offering by expanding health benefits coverage to domestic partners and their children, increased support of family building benefits, broadened bereavement policy eligibility, and piloted a childcare concierge program in two U.S. manufacturing sites.
- Continued to nurture a culture of belonging by implementing mental health training for global leaders and ensuring that 100% of salaried team members complete diversity and inclusion training annually.
- Amplified social impact through employee paid time for volunteerism and 19% year over year increase in philanthropic giving.

Governance

- Achieved 50% representation of men and women among our Board of Directors.
- Created an Enterprise Disclosure Council to align and enhance public disclosure processes and deliverables.
- Established an ESG External Reporting leader role, preparing the Company for compliance with global reporting requirements and implementing controls related to ESG data governance.
- Supported public policy in U.S. states to phase out hydrofluorocarbon (HFC) refrigerants and enable low-global warming potential (GWP) refrigerants through the regulatory and legislative process.

EXTERNAL RECOGNITION & RANKINGS







Member of Dow Jones Sustainability Indices, Powered by the S&P Global CSA

- 13th consecutive year on the North America Index; 3rd consecutive year on the World Index

CDP A List 2023 Climate

- 2nd consecutive year on the A List

America's Most JUST Companies, CNBC 2024

- 3rd consecutive year on the JUST 100: Industry leader for the 2nd consecutive year



Financial Times Climate Leaders 2023, statista

- 3rd consecutive year

2024 World's Most Ethical Companies, Ethisphere

- First appearance on this list

"World's Most Ethical Companies" and "Ethisphere" names and marks are registered trademarks of Ethisphere LLC.





Fortune World's Most Admired Companies 2024

- 12th consecutive year

Fortune Best Workplaces for Women 2023

- Ranked 39th overall

From Fortune. © 2024 Fortune Media IP Limited All rights reserved. Used under license. Fortune and Fortune Media IP Limited are not affiliated with, and do not endorse products or services of, Trane Technologies.

For more information regarding our commitment to leadership in ESG matters and our achievements in these areas, please also see our 2023 Annual Report to Shareholders included in these proxy materials and our ESG Report available on our website at www.tranetechnologies.com/ESG. Our 2023 ESG Report is expected to be available in May 2024.

(a) We report our financial results in our Annual Report on Form 10-K and our quarterly reports on Form 10-Q in accordance with United States generally accepted accounting principles ("GAAP"). Our financial results described above for Adjusted EBITDA and Free Cash Flow have been adjusted to exclude the impact of certain items as shown in Appendix A to this Proxy Statement. These metrics and the related performance targets and results are relevant only to our executive compensation program and should not be used or applied in other contexts. For a description of how the metrics above are calculated from our GAAP financial statements, please see "Annual Incentive Matrix ('AIM')" with respect to AIM payments and "Long Term Incentive Program ('LTI') – 2021-2023 Performance Share Units Payout" with respect to Performance Share Program ("PSP") awards.

2023 Say-on-Pay Vote



The Human Resources and Compensation Committee ("HRCC") considers the results of the annual advisory vote on executive compensation in making determinations about the structure of Trane Technologies' pay program or whether any changes to the program should be considered. In 2023, 91% of shareholders voted in favor of "Say-on-Pay." In addition to shareholder feedback, the HRCC reviews information provided by its independent compensation consultant regarding general compensation practices within our Compensation Peer Group, as well as third-party survey data to assess relevant market conditions. As a result of this analysis, the HRCC determined it was appropriate to maintain the core components of our executive compensation program and no program modifications were made. In addition, 98% of shareholders voted in favor of continuing to have an annual advisory vote on executive compensation, and the Company intends to continue this practice.

Executive Compensation Program Overview

The HRCC seeks to provide reasonable and competitive executive compensation programs which are structured to attract and retain best-in-class leaders, incentivize and reward the achievement of short and long-term Company goals and align the interests of executives with shareholders to provide sustainable value. The table below reflects the primary components of our executive compensation program and the proportion of each component relative to target total direct compensation ("TDC"):

	Component[a]	Chair and CEO	Other NEOs	Description of Component
FIXED	Base Salary	9%	24%	Fixed cash compensation.
PAY AT RISK	Annual Incentive Matrix ("AIM")	15%	20%	Variable cash incentive compensation. Any award earned is based on performance measured against pre-defined annual Revenue, Adjusted EBITDA and Free Cash Flow objectives as set by the HRCC. These Core Financial Metrics are then adjusted by the achievement of our ESG objectives via an ESG Modifier and then multiplied by an individual's performance measured against pre-defined objectives.
PAY AT RISK	Long-Term Incentives ("LTI")	76%	56%	Variable long-term, equity based incentive compensation. LTI performance is aligned with the Company's stock price and is awarded in the form of stock options, restricted stock units ("RSUs") and Performance Share Units ("PSUs"). PSUs, which are granted under our Performance Share Program ("PSP"), are only payable if the Company's CROIC and TSR relative to companies in the S&P 500 Industrials Index exceed threshold performance.

[a]   See Section V, "Compensation Program Descriptions and Compensation Decisions", for additional discussion of these components of compensation.

As illustrated, the HRCC places significant emphasis on variable compensation (AIM and LTI) so that a substantial percentage of each NEO's target TDC is contingent on the successful achievement of the Company's short-term and long-term performance goals.

Good Compensation Governance Practices

What We Do	**What We Don't Do**
✔ Diversified metrics for our AIM and PSP to align with business strategies and shareholder interests	✘ No tax gross-ups for any change-in-control agreement
✔ Capped incentive awards tied to the achievement of rigorous, pre-determined and measurable performance objectives	✘ No dividends on unvested restricted stock and no dividend equivalents on unvested restricted stock units or performance units until the underlying awards vest
✔ Significant emphasis on variable compensation in designing our compensation programs	✘ No liberal share recycling practices for options
✔ Regular competitive benchmarking and compensation reviews	✘ No "single-trigger" vesting for any cash payments upon a change in control
✔ Commitment to fair and competitive pay for our employees and the avoidance of discrimination	✘ No "single-trigger" vesting for any time-based equity awards upon a change in control
✔ Annual shareholder advisory vote on executive compensation	✘ No hedging or pledging of Company stock by directors and executive officers
✔ Independent compensation consultant to advise the HRCC	✘ No re-pricing of equity awards
✔ Strong Clawback / recoupment policy	
✔ Robust stock ownership requirements for our executives	
✔ Reasonable limits on full-value awards	
✔ Annual risk review of executive compensation programs to ensure they are appropriately structured and avoid incentivizing employees to engage in excessive risk-taking	
✔ Good stewards of equity plan/conservative run rate	

II. Compensation Philosophy and Design Principles

Our executive compensation programs are designed to align the compensation of our executives with the Company's performance and strategy, and to create sustainable shareholder value. The HRCC makes compensation decisions considering economic, technological, regulatory, investor and competitive factors, as well as our executive compensation principles. The HRCC regularly reviews and assesses the philosophy, objectives and components of our executive compensation programs in relation to our short and long-term business objectives and has concluded that our compensation programs are designed with the appropriate balance of risk and reward that encourages prudent risk-taking behavior.

The design principles that govern our executive compensation programs are:

DESIGN PRINCIPLES AND RATIONALE	HOW THIS IS APPLIED TO TRANE TECHNOLOGIES PRACTICE
Business Strategy Alignment Our executive compensation programs allow flexibility to align with Company or business strategies. The programs focus individuals within the Company's strategic business units on specific financial measures to meet the short and long-term performance goals of the business for which they are accountable.	It is not only possible but also desirable for certain leaders to earn substantial awards in years when their business outperforms against our Annual Operating Plan. Conversely, if a business fails to meet its performance goals, that business' leader may earn a lesser award than their peers in that year. To provide a balanced incentive, all executives have a significant portion of their compensation tied to Company performance.
Pay for Performance A strong alignment between pay and performance is paramount to our success. Accordingly, each executive's target TDC is tied to Company, business and individual performance against set goals.	Company and business performance are measured against pre-established financial, operational and strategic objectives as set by the HRCC. Individual performance is measured against pre-established individual goals as well as demonstrated competencies and behaviors consistent with our leadership principles. In addition, a portion of the long-term incentive is earned based upon Company CROIC and TSR relative to peer companies.
Shareholder Alignment Our executive compensation programs align the interests of our executives with those of shareholders by incorporating key financial targets such as Revenue growth, Adjusted EBITDA, Free Cash Flow, CROIC and TSR, as well as proactively addressing ESG issues.	Financial targets correlate with both share price appreciation over time and the generation of cash flow for the Company, with an ESG modifier that links incentive compensation to the Company's 2030 sustainability goals. In addition, our long-term incentives are tied to total shareholder returns and the effective use of assets to generate cash flow. Other program requirements, including share ownership guidelines for executives and vesting schedules on equity awards further align executives' and shareholders' interests.
Mix of Short and Long-Term Incentives A proper mix of short and long-term incentives is important to encourage consistent behavior and performance that support the achievement of the Company's annual financial objectives while promoting the long-term sustainability of our business and maximizing shareholder value.	The mix of pay is determined with a focus on the Company's pay for performance compensation philosophy and strategic objectives as well as what is deemed competitive within the market.
Internal Parity Each executive's target TDC opportunity is proportionate with the responsibility, scope and complexity of their role within the Company, as well as their skills and experience.	Comparable jobs are assigned comparable target compensation opportunities. An annual review of pay equity by gender is completed for the Company globally. In the U.S., an additional review of pay equity by race/ethnicity is conducted annually.
Market Competitiveness Compensation opportunities must serve to attract and retain high performing executives in a competitive talent market.	Target TDC levels are set using applicable market benchmarks with consideration of retention and recruiting demands in the industries and markets where we compete for business and executive talent. Each executive's target TDC may be above or below the market benchmark based on their level of experience, proficiency, performance and potential growth relative to the duties required of their position.

III. Analysis to Support the Determination of Target Total Direct Compensation

The HRCC reviews and evaluates our executive compensation levels and practices against peer companies of comparable revenue, industry and/or business fit with which we compete for executive talent (the "Compensation Peer Group"). During 2023, these reviews were conducted throughout the year using a variety of methods and multiple sources of information such as:

• The direct analysis of the proxy statements of other global manufacturers and service providers (refer to peer group below);

• A review of compensation survey data of other global industrial companies of similar size and revenue published by independent consulting firms;

• A review of customized compensation survey data provided by independent consulting firms; and

• Feedback received from external constituencies.

Many of the companies included in these compensation surveys are also included in the Standard & Poor's 500 Industrials Index referred to in our 2023 Form 10-K under the caption "Performance Graph."

The HRCC, with the assistance of its independent advisor, evaluates the Compensation Peer Group annually to ensure alignment and reasonableness, while seeking to avoid significant changes to ensure a level of consistency year-over-year. The median 2023 revenue of the 2023 Compensation Peer Group was $16.1 billion, and the median market cap of the 2023 Compensation Peer Group as of the end of 2023 was $41.4 billion, as compared to 2023 revenue for the Company of $17.7 billion and market cap for the Company at the end of 2023 of $55.5 billion. This peer group is comprised of the following sixteen global companies and remains unchanged from 2022.

Ametek, Inc.	Dover Corporation	Honeywell International Inc.	Otis Worldwide Corporation
Carrier Global Corporation	Eaton Corporation plc	Illinois Tool Works Inc.	Parker-Hannifin Corporation
Cummins Inc.	Emerson Electric Co.	Johnson Controls International plc	Rockwell Automation, Inc.
Danaher Corporation	Fortive Corporation	Lennox International Inc.	TE Connectivity Ltd.

In assessing the relationship of CEO compensation to compensation of other executive officers (including our NEOs), the HRCC considers overall organization structure and scope of responsibility and also reviews the NEOs' compensation levels relative to the CEO and to one another. This ensures that the target TDC levels are set in consideration of internal pay equity as well as market references and each executive's experience, proficiency, performance and potential growth relative to the duties required of their position.

IV. Role of the Human Resources and Compensation Committee ("HRCC"), Independent Advisor and Committee Actions

The HRCC, which is composed solely of independent directors, oversees our compensation plans and policies and equity-based programs and reviews and approves all forms of compensation relating to our executive officers, including the NEOs.

The HRCC solely and independently decides the compensation components and the amounts to be awarded to our Chair and CEO. Our Chair and CEO does not make any recommendations regarding his own compensation and is not informed of these awards until the decisions have been finalized. Our Chair and CEO makes compensation recommendations related to our other NEOs and executive officers. The HRCC considers these recommendations when approving the compensation components and amounts to be awarded to our other NEOs.

The HRCC is responsible for reviewing and approving amendments to our executive compensation and benefit plans. In addition, the HRCC is responsible for reviewing our principal broad-based employee benefit plans and making recommendations to our Board of Directors for significant amendments to, or termination of, such plans. The HRCC's charter and annual agenda incorporates a broader range of human capital issues beyond compensation, including corporate culture, diversity and inclusion and pay-equity—many of the topics which would fall under the social aspect of ESG issues. The HRCC's Charter is available on our website at www.tranetechnologies.com.

The HRCC has the authority to retain an independent advisor for the purpose of reviewing and providing guidance related to our executive compensation and benefit programs. The HRCC is directly responsible for the compensation and oversight of the independent advisor. For 2023, the HRCC continued its engagement with Korn Ferry to serve as its independent compensation advisor. The services that Korn Ferry provided to the HRCC include:

- Review and analysis of executive compensation benchmarking data for the Chair and CEO and other top executives as needed;
- Review and analysis of the Compensation Peer Group used to benchmark the Company's executive pay levels;
- Preparation of ad hoc analyses for the HRCC to support decision-making around the executive compensation program; and
- Review and analysis of and advisement on management proposals regarding key components of the executive compensation program.

The HRCC determined that Korn Ferry is independent and does not have a conflict of interest. In making this determination, the HRCC considered the factors adopted by the NYSE with respect to independence and conflicts of interest.

During the second half of 2023, following the appointment of the new HRCC Chair and as a matter of good governance, the HRCC completed a Request for Proposal process to solicit bids for its independent compensation consultant, which included several nationally recognized executive compensation firms. Following this process, the HRCC selected Meridian Compensation Partners, LLC ("Meridian") and concluded they would be well suited to meet the needs of the HRCC and to support the Company's strategic direction. Meridian began its service as the HRCC's independent compensation consultant on January 1, 2024. The HRCC would like to thank Korn Ferry for over a decade of dedicated service and advisement.

V. Compensation Program Descriptions and Compensation Decisions

The following table provides a summary of the components, objectives, risk mitigation factors and other key features of our executive compensation program.

Compensation Component	Component Objective Including Risk Mitigation Factors	Key Features
Base Salary	Provides a sufficient and stable source of cash compensation that rewards the skill and expertise that our executive officers contribute to the Company on a day-to-day basis.	Avoids the encouragement of excessive risk-taking by ensuring that an appropriate level of cash compensation is not at risk.
Annual Incentive Matrix ("AIM") Program	Serves as an annual cash award tied to the achievement of pre-established financial, operational, and strategic performance objectives. Amount of cash award earned cannot exceed a maximum payout of 200% of individual target levels and is also subject to a clawback in accordance with our clawback policy.	Each NEO has an AIM target expressed as a percentage of base salary. Actual AIM payouts are dependent on enterprise financial performance, progress towards our aspirational ESG objectives and individual performance.
Long-Term Incentive Program ("LTI")	Incentivizes executives to achieve sustainable performance results and maximize growth, efficiency and long-term shareholder value creation.	Mix of stock options, RSUs and PSUs places a substantial portion of compensation at risk and effectively links equity compensation to shareholder value creation and financial results.
• LTI: Performance Share Program ("PSP")	Structured to align management's interests with those of shareholders. Amount earned cannot exceed a maximum payout of 200% of the individual target shares granted and is also subject to a clawback in accordance with our clawback policy.	PSUs granted under the PSP are earned or forfeited following the conclusion of a three-year performance period based on relative TSR and relative CROIC compared to companies within the S&P 500 Industrials Index (with equal weight given to each metric). Actual value of the PSUs earned depends on our share price at the time of payment.
• LTI: Stock Options / Restricted Stock Units ("RSUs")	Aligns management's interests with those of shareholders and bolsters retention. Awards are subject to a clawback in accordance with our clawback policy.	Stock options and RSUs are granted annually, with stock options having an exercise price equal to the fair market value of ordinary shares on the date of grant. Both stock options and RSUs typically vest ratably over three years, at a rate of one third per year. Stock options expire on the day immediately preceding the 10th anniversary of the grant date (unless employment terminates sooner).

Base Salary

The HRCC annually assesses the competitiveness of salary levels for each executive officer, including the CEO, against similar situated executives in the market and approves adjustments based on gaps to external benchmarks, internal equity considerations, leadership effectiveness, anticipated changes across the broader population and individual performance. This assessment for 2023 led to several larger than typical increases, including for the CEO. Over time, there may continue to be adjustments to ensure salaries remain competitive, and to take into consideration other factors that are critical to attracting and retaining critical talent.

The table below shows both the 2022 and 2023 annual base salary for each NEO. Base salary adjustments became effective on April 1, 2023.

(Dollar Amounts Annualized)	12/31/2022 ($)	12/31/2023 ($)
Mr. David S. Regnery	1,250,000	1,400,000
Mr. Christopher J. Kuehn	775,000	825,000
Mr. Paul A. Camuti	640,000	670,000
Mr. Evan M. Turtz	600,000	630,000
Mr. Raymond D. Pittard	587,500	617,000

Annual Incentive Matrix ("AIM") Program

The AIM program is an annual cash incentive program designed to reward NEOs for Revenue growth, increases in Adjusted EBITDA, the delivery of strong Free Cash Flow, performance against ESG objectives and individual contributions to the Company. We believe that our AIM program design provides participants with clarity as to how they can earn a cash incentive based on strong performance relative to each metric. The HRCC establishes a target award for each NEO that is expressed as a percentage of base salary. Individual AIM payouts are calculated as the product of a financial performance score, which may be adjusted up or down by an ESG modifier, and an individual performance score, all of which are based on achievement relative to pre-established performance objectives approved by the HRCC. Individual AIM awards are calculated by multiplying individual AIM targets by an AIM Payout Percentage calculated as illustrated below:



Financial Score: Core Financial Metrics		Modifier *(Up to +/- 20%)*		Adjusted AIM Score		Individual Performance Score *(0% to 150%)*		AIM Payout Percentage *(0% to 200%)*
1/3 Revenue 1/3 Adjusted EBITDA 1/3 Free Cash Flow	×	ESG Modifier	=	Financial Score × Modifier	×	Performance against Individual Objectives	=	Financial Score × ESG Modifier × Individual Performance Score

The AIM incentive opportunity is tied to pre-established financial goals for three equally weighted performance metrics ("Core Financial Metrics"): Revenue, Adjusted EBITDA and Free Cash Flow. These metrics align with our objectives to profitably grow the businesses and improve margins through operational efficiency. Threshold performance for each metric must be achieved for any incentive to be payable for that metric. The financial score is the weighted sum of the calculated payout percentage for each metric.

To more closely align the annual short-term incentive compensation of our leaders to the value that we, as a Company, place on environmental sustainability and employee diversity and inclusion, we utilize an ESG modifier as a component of Trane Technologies' annual incentive program. This strategic modifier may adjust AIM payout amounts upward or downward by up to 20% based on performance against four equally weighted environmental sustainability and diversity and inclusion objectives: internal greenhouse gas reduction, external carbon emissions reduction, increase in gender representation and increase in racial/ethnic diversity representation in the U.S., in conjunction with the HRCC's holistic review of the Company's key accomplishments and actions taken during the year to advance our ESG performance and progress towards our 2030 Sustainability Commitments. The HRCC will not apply the ESG Modifier to increase an annual cash incentive payout above the overall cap of 200% of the total target payout opportunity under the program.

Individual performance scores are based on each NEO's demonstration of our Leadership Principles and achievement of their individual performance objectives, which are aligned to our enterprise objectives and bold 2030 Sustainability Commitments.

Individual AIM awards are determined by multiplying the NEO's target award by the financial performance score and ESG modifier and then multiplying that result by the individual performance score. AIM payouts cannot exceed 200% of the target award. If the overall AIM payout score is less than 30%, no award is payable.

2023 AIM Revenue, Adjusted EBITDA and Free Cash Flow performance goals were set based on 2023 financial plans and are summarized with performance relative to those goals in the following table:

	Metric	Threshold Performance ($M)	Target Performance ($M)	Maximum Performance ($M)	2023 Adjusted Performance ($M)[a]
Enterprise	Revenue[b]	16,381.20	17,243.40	18,105.50	17,518.00
	Adjusted EBITDA[b]	2,678.40	2,976.00	3,273.60	3,168.70
	Free Cash Flow[b]	1,535.10	1,918.90	2,302.60	2,135.40

[a] 2023 Performance reflects adjustments as summarized below.

[b] Financial metrics generate payout of 30% at Threshold performance, 100% at Target performance and 200% at Maximum performance. Results are interpolated between performance levels.

The HRCC retains the authority to adjust the Company's reported financial results for the impact of changes in accounting principles, extraordinary items, and unusual or non-recurring gains or losses, including significant differences from the assumptions contained in the operating plan upon which the incentive targets were established, based on its own review and on recommendations by the Chair and CEO. Revenue results are also adjusted to reflect the foreign exchange rate used at the time the incentive targets were established. Adjustments to reported financial results are intended to better reflect actual performance results, align award payments with decisions which support the plan and strategies, avoid unintended inflation or deflation of awards due to unusual or non-recurring items in the applicable period, and emphasize the Company's preference for long-term and sustainable growth.

Before approving annual cash incentive payouts for the 2023 performance year, the HRCC reviewed with management key accomplishments and highlights for 2023 that could impact the Company's financial performance target attainment. Following that review, the HRCC approved adjustments to 2023 financial performance results for purposes of the AIM plan to offset contributions from four acquisitions completed during 2023, which were not contemplated when the annual performance measures were set: MTA, Helmer Scientific, and Diversified Laboratory Repair, which all closed in the second quarter, and the Nuvolo acquisition, which closed in the fourth quarter. These adjustments, both positive and negative, equated to a net 10 percentage point decrease to payout amounts and were reviewed with the Audit Committee prior to approval by the HRCC.

In accordance with the AIM plan design, the financial performance results are then adjusted upward or downward by an ESG modifier. The ESG modifier can have a positive or negative impact of up to 20% based on the Company's performance against four equally weighted diversity and inclusion and environmental sustainability aspirational objectives.

Our aspirational diversity objectives help cultivate a workforce that will allow us to meet our 2030 Sustainability Commitments for gender parity and racial and ethnic diversity. In 2023, representation of women in management roles increased from 24.2% at the end of 2022 to 25.2% at the end of 2023 and we increased our racially or ethnically diverse representation from 19.6% to 20.6% of our U.S. salaried population.

Our environmental sustainability objectives are science-based and align with our 2030 commitments toward a sustainable future by reducing greenhouse gas emissions in our worldwide operations, transportation fleets, and product manufacturing processes, and inspiring the transition to advanced technologies that reduce emissions from product use. In 2023, our internal greenhouse gas emissions decreased by 43,000 metric tons of CO_2e and our external carbon emissions, which are mostly tied to customer product use, decreased by 64.6 million metric tons of CO_2e.

Based on a holistic review of the Company's key accomplishments and actions taken during the year to advance our ESG performance toward attainment of our 2030 Sustainability Commitments, the HRCC concluded that no modification, either positive or negative, was the appropriate action based on the evaluation of factors relevant to the ESG modifier.

The calculated AIM financial score was 151.01% for the NEOs aligned to Enterprise performance.

2023 AIM payout levels for NEOs, inclusive of the adjustments laid out above, are summarized in the following table.

Name	AIM Target ($)	AIM Achievement For 2023[a]	AIM Award For 2023 ($)
Mr. David S. Regnery	2,240,000	181.21%	4,059,149
Mr. Christopher J. Kuehn	825,000	181.21%	1,494,999
Mr. Paul A. Camuti	569,500	158.56%	903,002
Mr. Evan M. Turtz	441,000	135.91%	599,359
Mr. Raymond D. Pittard	462,750	158.56%	733,739

[a] AIM achievement percentages are inclusive of each NEO's individual performance score.

2024 AIM Program

For 2024, the AIM program design is not changing as the HRCC believes that the current program effectively connects employees to the Company's ESG commitments while appropriately focusing on Revenue, Adjusted EBITDA and Free Cash Flow.

Long-Term Incentive Program ("LTI")

Our long-term incentive program is comprised of stock options (25% weight), RSUs (25% weight) and PSUs (50% weight). This mix of equity-based awards places a substantial portion of compensation at risk and effectively links equity compensation to long-term shareholder value creation and financial results. LTI target awards for NEOs are expressed as a dollar amount and set in consideration of competitive long-term incentive market values for executives in our peer group with similar roles and responsibilities and our mix of long-term incentives. The dollar target is converted into a number of shares (or share equivalent units) or stock options based on the fair market value of the Company's shares on the date that the award is granted.

Both stock options and RSUs generally vest ratably, one third per year, over a three-year period following the grant. Dividend equivalents are accrued on outstanding RSU and PSU awards at the same time and at the same rate as dividends paid to shareholders. Dividend equivalents on RSUs are only payable if the underlying RSU award has vested. At the time of vesting, one ordinary share is issued for each RSU, and any accrued dividend equivalents are paid in cash. Dividend equivalents are only paid upon vesting on the number of PSUs actually earned and vested. Dividend equivalents are payable in cash at the time the shares associated with vested PSUs are distributed unless the NEO elected to defer the shares into our executive deferred compensation plan, in which case the dividend equivalents are also deferred and subsequently settled in shares of our stock.

Stock Options/Restricted Stock Units

We grant our NEOs an equal mix of stock options and RSUs. The HRCC believes that this mix provides an effective balance between performance and retention for our NEOs, and conserves share usage under our incentive stock plan. Stock options are considered "at risk" since there is no value unless the stock price appreciates during the term of the option period. RSUs, on the other hand, provide stronger retentive value because they have value even if our stock price does not grow during the restricted period. The HRCC reviews our equity mix and grant policies annually to ensure they are aligned with our pay for performance philosophy, our executive compensation objectives and the interests of our shareholders.

Performance Share Program ("PSP")

Our PSP is an equity-based incentive compensation program that provides our NEOs and other key executives with an opportunity to earn PSUs based on our performance relative to the companies in the S&P 500 Industrials Index. PSUs granted in 2023 are earned or forfeited following a three-year performance period based equally on our relative average CROIC and relative TSR as compared to the companies within the S&P 500 Industrials Index. The actual number of PSUs earned or forfeited (which can range from 0% to 200% of target) for grants made in 2023 is based on the following thresholds:

Company Performance Relative to the Companies within the S&P 500 Industrials Index	2023 – 2025 Measurement Period % of Target PSUs Earned*
< 25th Percentile	0%
25th Percentile	25%
50th Percentile	100%
> 75th Percentile	200%

*   Results are interpolated between percentiles achieved.

- TSR is measured as the total stock price appreciation and dividends earned during the three years of the performance cycle. To prevent an anomalous short-term change in stock price from having an inappropriate and outsized impact on payout levels, a 30-day average stock price at the beginning and ending periods is used. TSR provides a tool for measuring performance among peers.

- CROIC is measured by dividing Free Cash Flow by gross fixed assets (Property, Plant & Equipment) plus Working Capital (Accounts and Notes Receivable plus Inventory less Accounts and Notes Payable). CROIC is calculated in accordance with GAAP, subject to adjustments for unusual or infrequent items; the impact of any change in accounting principles; and gains or charges associated with discontinued operations or through the acquisition or divestiture of a business.

The HRCC retains the authority and discretion to make downward adjustments to the calculated PSP award payouts or not to grant any award payout regardless of actual performance.

2023 Equity Awards

In 2023, the HRCC approved the stock option, RSU and target value of PSU awards based on its evaluation of market competitiveness and each NEO's sustained individual performance and demonstrated potential to impact future business results. The HRCC also considered Company performance and Mr. Regnery's exemplary leadership when determining an increase to his award. The values in the table below reflect equity-based awards approved by the HRCC.

The target values for the PSU awards differ from the corresponding values reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table due to different methodologies used in assigning the economic value of equity-based awards required for accounting and Proxy Statement reporting purposes. The HRCC makes equity award decisions based on grant date expected value while the accounting and Proxy Statement values are determined in accordance with GAAP requirements. The PSU awards are earned, in part, based on TSR performance relative to the S&P 500 Industrials Index over a three-year performance period, which requires valuations to take into account the expected payout distribution from 0-200% of target for accounting and Proxy Statement purposes.

Name	Stock Option Award ($)	RSU Award ($)	Target Value 2023-2025 PSU Award ($)
Mr. David S. Regnery	2,875,000	2,875,000	5,750,000
Mr. Christopher J. Kuehn	756,250	756,250	1,375,000
Mr. Paul A. Camuti	375,000	375,000	750,000
Mr. Evan M. Turtz	350,000	350,000	700,000
Mr. Raymond D. Pittard	212,500	212,500	425,000

2021-2023 Performance Share Units Payout

As discussed above, PSUs for the three-year 2021-2023 performance period were earned based on the Company's CROIC and TSR performance relative to the companies in the S&P 500 Industrials Index.

- CROIC is measured as the average of the annual CROIC in each of the three years of the performance cycle. CROIC was 28.0% for the 2021-2023 period, which ranked at the 78th percentile of the companies in the S&P 500 Industrials Index.

- TSR is measured as the total stock price appreciation plus dividends earned during the three years of the performance cycle. To account for stock price volatility, a 30-day average stock price at the beginning and ending periods is used. TSR was 73.59% for the 2021-2023 period, which ranked at the 86th percentile of the companies in the S&P 500 Industrials Index.

PSUs for the 2021-2023 performance cycle achieved 200% of target levels as summarized in the table below.

Performance Metric	Company Performance	Percentile Rank	Metric Payout	Weighting	Payout Level
Relative CROIC	28.0%	78th	200%	50%	100%
Relative TSR	73.59%	86th	200%	50%	100%
			Total Award Payout Percentage:		200%

VI. Other Compensation and Tax Matters

Retirement Programs and Other Benefits

We offer a qualified defined contribution (401(k)) plan called the Trane Technologies Employee Savings Plan (the "ESP") to our salaried and non-union hourly U.S. workforce, including the NEOs. The ESP is a plan that provides a dollar-for-dollar Company match on the first six percent of the employee's eligible compensation that the employee contributes to the ESP. Employees receive a basic employer contribution equal to two percent of eligible compensation in addition to the Company's matching contribution. The ESP has several investment options and is an important component of our U.S. retirement program.

We also have a nonqualified defined contribution plan. The Trane Technologies Supplemental Employee Savings Plan (the "Supplemental ESP") is an unfunded plan that makes up employer contributions that cannot be made to the ESP due to the Internal Revenue Code ("the Code") limitation on the amount of compensation considered under the ESP or due to a deferral election under another nonqualified plan. Supplemental ESP balances are deemed to be invested in the funds selected by the NEOs, which are the same funds available in the ESP, except for a self-directed brokerage account, which is not available in the Supplemental ESP.

We maintain qualified and nonqualified defined benefit pension plans for our employees hired before July 1, 2012, including our NEOs, to provide for fixed benefits upon retirement based on the individual's age, compensation and years of service. These plans include the Trane Technologies Pension Plan Number One B ("Pension Plan"), the Trane Technologies Supplemental Pension Plan (the "Supplemental Pension Plan I") and the Trane Technologies Supplemental Pension Plan II ("Supplemental Pension Plan II" and, together with the Supplemental Pension Plan I, the "Supplemental Pension Plans") and our supplemental executive retirement plan (the Key Management Supplemental Program ("KMP")). Effective as of December 31, 2022, accruals in the Pension Plan and the Supplemental Pension Plans have ceased for all employees. In addition, in 2022, the HRCC elected to close the KMP to new entrants; however, current participants continue to accrue benefits. Refer to the Pension Benefits table and accompanying narrative for additional details on these programs.

Our Trane Technologies Executive Deferred Compensation Plan (the "EDCP I") and the Trane Technologies Executive Deferred Compensation Plan II (the "EDCP II" and, together with the EDCP I, the "EDCP") allow eligible employees to defer receipt of a portion of their annual salary, AIM award and/or PSP award in exchange for deemed investments in our ordinary shares or in the same funds available in the ESP, except for a self-directed brokerage account. Refer to the Nonqualified Deferred Compensation table for additional details on the EDCP.

We provide an enhanced, long-term disability plan to certain executives. The plan supplements the broad-based group plan and provides an additional monthly maximum benefit if the executive elects to purchase supplemental coverage under the group plan. It has an underlying individual policy that is portable when the executive terminates.

In light of the enactment of Section 409A of the Code as part of the American Jobs Creation Act of 2004, "mirror plans" for several of our nonqualified plans, including the Trane Technologies Supplemental Pension Plan I and the EDCP I, were created. The mirror plans are the Trane Technologies Supplemental Pension Plan II and the EDCP II. The purpose of these mirror plans is not to provide additional benefits to participants, but merely to preserve the tax treatment of the plans that were in place prior to December 31, 2004. For the Supplemental Pension Plans, the mirror plan benefits are calculated by subtracting the original benefit value to avoid double counting the benefit. For the EDCP, balances accrued through December 31, 2004 are maintained separately from balances accrued after that date.

We provide our NEOs with the opportunity to participate in other benefits such as executive health and financial planning, which we believe are consistent with prevailing market practices and those of our peer companies. In addition, for security and safety reasons and to maximize his availability for Company business, the Board of Directors requires the Chair and CEO to travel on Company-provided aircraft for business and personal purposes, unless commercial travel is deemed a minimal security risk by the Company. These other benefits and their incremental cost to the Company are reported in "All Other Compensation" shown in the Summary Compensation Table.

Severance Arrangements

In connection with recruiting of certain officers, we generally enter into employment arrangements that provide for severance payments upon certain termination events other than in the event of a change in control (which is covered by separate agreements with the officers). Mr. Regnery has such an arrangement in his employment agreement. In 2019 we amended our Major Restructuring Severance Plan, originally adopted in 2012, to provide certain employees, including our NEOs, with certain benefits in the event of a termination of employment without cause or for good reason under a Major Restructuring (as defined in the Post-Employment Section below). Although we do not have a formal severance policy for our executives (other than in the event of a Major Restructuring), we do have guidelines that in most cases would provide for severance in the event of termination without cause.

The severance payable under the employment agreement for Mr. Regnery and the benefits available in connection with a Major Restructuring and under the severance guidelines are further described in the "Post-Employment Benefits" section of this Proxy Statement.

Change-in-Control Provisions

We have entered into change-in-control agreements with our NEOs. Payments are subject to a "double trigger," meaning that payments would be received only if an officer is terminated without cause or resigns for good reason within two years following a change in control. We provide change-in-control agreements to our NEOs to focus them on the best interests of shareholders and assure continuity of management in circumstances that reduce or eliminate job security and might otherwise lead to accelerated departures. Under the Incentive Stock Plan of 2018 ("2018 Plan"), time-based awards will only vest and become exercisable or payable, as applicable, on a change in control if they are not assumed, substituted, or otherwise replaced in connection with the change in control. If the awards are assumed or continued after the change in control, the HRCC may provide that such awards will be subject to automatic vesting acceleration upon a participant's involuntary termination within a designated period following the change in control. Furthermore, under the 2018 Plan, PSUs will automatically vest upon a change in control of the Company based on (i) the target level prorated to reflect the period the participant was in service during the performance period or (ii) the actual performance level attained, as determined by the HRCC. Outstanding PSUs would be prorated based on the target for the actual days worked during the applicable performance period. Refer to the "Post-Employment Benefits" section of this Proxy Statement for a more detailed description of the change-in-control provisions.

Tax and Accounting Considerations

Although we consider the tax and accounting consequences of our compensation programs, the forms of compensation we utilize are determined primarily by their effectiveness in creating maximum alignment with our key strategic objectives and the interests of our shareholders.

Timing of Awards

The HRCC generally grants our regular annual equity awards after the annual earnings release. The grant date is never selected or changed to increase the value of equity awards for executives.

Clawback/Recoupment Policy

To further align the interests of our employees and our shareholders, our Board of Directors has implemented a clawback/recoupment policy in accordance with SEC rules and NYSE listing standards to ensure that any excess incentive-based compensation awarded to current or former executive officers is able to be recovered should the Company be required to prepare an accounting restatement due to material noncompliance with any of the financial reporting requirements under the securities laws. Excess incentive-based compensation in the policy means the amount of any incentive-based compensation received by such executive officer based on the material non-compliance with a financial reporting requirement that exceeds the amount of incentive-based compensation that otherwise would have been received in the absence of the accounting restatement, without regard to taxes paid on such incentive-based compensation. Furthermore, the policy provides that the HRCC has discretion to direct the Company to recover any excess incentive-based compensation from any other current or former employee of the Company whose conduct or misconduct either caused or attributed, either directly or indirectly to such an accounting restatement. In either case, the policy recognizes exceptions to the recovery of such excess incentive-based compensation in the event (i) the direct costs to recover the excess incentive-based compensation would exceed the amount of recovery, (ii), recovery of such excess incentive-based compensation would violate home-country law where the law was adopted prior to November 28, 2022, or (iii) recovery would likely cause an otherwise tax-qualified retirement plan to fail the meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. For further information on the Company's clawback/recoupment policy, please refer to the Company's Annual Report on Form 10-K, which was filed with the SEC on February 8, 2024, and available on the Company's website at https://investors.tranetechnologies.com/.

Share Ownership Requirements

We impose share ownership requirements on each of our officers. These share ownership requirements are designed to encourage share ownership by our officers and to further align their interests with our shareholders. Each officer must achieve and maintain ownership of ordinary shares or ordinary share equivalents at or above a prescribed level. We use a multiple of base salary approach to determine our share ownership requirements.

The requirements are as follows:

Position	Number of Active Participants as of the Record Date	Individual Ownership Requirement (Multiple of Base Salary)	Average Actual Multiple of Base Salary[a]
Chair and Chief Executive Officer	1	6	26.9
Chief Financial Officer	1	4	20.4
Executive Vice Presidents, Senior Vice Presidents and Group Presidents	12	3	13.4
Strategic Business Unit Presidents and Chief Accounting Officer	7	2	3.1

[a] Based on the closing price on the record date of $297.24.

These ownership requirements have been met by all the NEOs who continue to be employed by the Company as of the record date.

Our share ownership program requires the accumulation of ordinary shares (or ordinary share equivalents) over a five-year period following the date the person becomes subject to share ownership requirements at the rate of 20% of the required level each year. Executives who are promoted and have their ownership requirement increased have five years to achieve the new level from the date of promotion. Ownership credit is given for actual ordinary shares owned, deferred compensation that is invested in ordinary shares within our EDCP, ordinary share equivalents accumulated in our qualified and nonqualified employee savings plans as well as unvested RSUs. Stock options and unvested PSUs do not count toward meeting the share ownership target. If executives fall behind their scheduled accumulation level during their applicable accumulation period, or if they fail to maintain their required level of ownership after their applicable accumulation period, their right to exercise stock options will be limited to "buy and hold" transactions, and any shares received upon the vesting of RSU and PSU awards must be held until the required ownership level is achieved.

Human Resources and Compensation Committee Report

We have reviewed and discussed with management the "Compensation Discussion and Analysis" contained in this Proxy Statement. Based on our review and discussion, we recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this Proxy Statement as well as the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

Kirk E. Arnold (Chair)　　**John A. Hayes**

Ana P. Assis　　**Linda P. Hudson**

April Miller Boise

Executive Compensation

The following table provides summary information concerning compensation paid by the Company or accrued on behalf of our NEOs for services rendered during the years ended December 31, 2023, 2022 and 2021.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)[a]	Bonus ($)	Stock Awards ($)[b]	Option Awards ($)[c]	Non-Equity Incentive Plan Compensation ($)[d]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[e]	All Other Compensation ($)[f]	Total ($)
D. S. Regnery Chair and Chief Executive Officer	2023	1,362,500	—	9,487,257	2,875,006	4,059,149	4,487,670	584,762	22,856,344
	2022	1,237,500	—	6,082,088	2,000,006	3,029,377	—	421,224	12,770,195
	2021	1,037,500	—	5,173,935	1,500,036	2,224,399	2,695,010	257,638	12,888,518
C. J. Kuehn Executive Vice President and Chief Financial Officer	2023	812,500	—	2,337,454	756,293	1,494,999	401,595	184,861	5,987,702
	2022	762,500	—	1,900,662	625,024	1,252,143	—	172,830	4,713,159
	2021	713,750	—	1,783,728	600,003	1,205,682	191,069	121,536	4,615,768
P. A. Camuti Executive Vice President and Chief Technology and Sustainability Officer	2023	662,500	—	1,237,754	375,009	903,002	407,574	130,229	3,716,068
	2022	633,750	—	1,140,634	375,015	799,021	—	103,565	3,051,985
	2021	608,750	—	1,300,297	412,530	827,942	210,898	78,125	3,438,542
E. M. Turtz Senior Vice President and General Counsel	2023	622,500	—	1,155,192	350,005	599,359	425,624	117,906	3,270,586
	2022	593,750	—	1,064,548	350,035	616,891	—	91,407	2,716,631
	2021	563,750	—	891,952	300,016	637,488	564,580	67,668	3,025,454
R. D. Pittard[g] Executive Vice President and Chief Integrated Supply Chain Officer	2023	609,625	—	701,452	212,532	733,739	474,065	130,889	2,862,302
	2022	581,875	—	579,764	196,893	711,903	—	104,907	2,175,342

[a] Pursuant to the EDCP II, a portion of a participant's annual salary may be deferred into a number of investment options. For 2023, Mr. Turtz elected to defer 10% of his annual salary into the EDCP II. Amounts shown in this column are not reduced to reflect deferrals of annual salary into the EDCP II.

[b] The amounts in this column reflect the aggregate grant date fair value of PSU awards and any RSU awards granted for the year under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 and do not reflect amounts paid to or realized by the NEOs. For a discussion of the assumptions made in determining the ASC 718 values see Note 14, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2023 Form 10-K. The ASC grant date fair value of the PSU award is spread over the number of months of service required for the grant to become non-forfeitable, disregarding any adjustments for potential forfeitures. In determining the aggregate grant date fair value of the PSU awards, the awards are valued assuming target level performance achievement. The table below includes the maximum grant date value of the 2023-2025 PSU awards for the persons listed. If the maximum level performance achievement is assumed, the aggregate grant date fair value of the PSU awards would be as follows:

Name	Maximum Grant Date Value of PSU Awards ($)
D. S. Regnery	13,224,294
C. J. Kuehn	3,162,376
P. A. Camuti	1,725,197
E. M. Turtz	1,610,239
R. D. Pittard	977,764

(c) The amounts in this column reflect the aggregate grant date fair value of stock option grants for financial reporting purposes for the year under ASC 718 and do not reflect amounts paid to or realized by the NEOs. For a discussion of the assumptions made in determining the ASC 718 values see Note 14, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2023 Form 10-K. Please see "2023 Grants of Plan-Based Awards" and "Outstanding Equity Awards at December 31, 2023" for additional detail.

(d) This column reflects the amounts earned as annual awards under the AIM program. Unless deferred into the EDCP II, AIM program payments are made in cash. For 2023, Mr. Regnery, Mr. Kuehn and Mr. Turtz elected to defer a percentage (60%, 25% and 10% respectively) of their AIM awards into the EDCP II. Amounts shown in this column are not reduced to reflect deferrals of AIM awards into the EDCP II.

(e) This column represents the change in pension value for our NEOs under the Pension Plan, Supplemental Pension Plans, and the KMP, as applicable. The change in pension benefits value is attributable to an additional year of service and changes in eligible pay (annual AIM Award and any salary increases). Other external factors, outside the influence of the plan design, also impact the values shown in this column. Examples of these factors include changes to mortality tables as well as interest and discount rates. There are no above market interest earned by the NEOs in any year.

(f) The following table summarizes the components of this column for fiscal year 2023:

Name	Company Contributions ($)[1]	Tax Assistance ($)[2]	Personal use of Aircraft ($)[3]	Company Cost For Life Insurance/LTD ($)	Executive Health Program ($)[4]	Financial Planning ($)	Other Benefits ($)[5]	Total ($)
D. S. Regnery	351,350	107,305	85,050	11,108	4,773	8,613	16,563	584,762
C. J. Kuehn	165,171	—	—	3,646	2,574	2,000	11,470	184,861
P. A. Camuti	116,922	—	—	6,584	3,213	1,600	1,910	130,229
E. M. Turtz	99,151	—	—	5,290	5,030	8,340	95	117,906
R. D. Pittard	105,722	—	—	4,267	8,871	9,000	3,029	130,889

(1) Represents Company contributions under the Company's ESP and Supplemental ESP.

(2) The amount for Mr. Regnery represents tax equalization payments related to Irish taxes owed on $372,500, which is the portion of his income that is allocated to his role as a Director of the Company and $4,988 of benefits in kind primarily due to spousal travel to the June 2023 Board meeting. Without these payments, Mr. Regnery would be subject to double taxation on this amount since he is already paying U.S. taxes on this income.

(3) For Mr. Regnery, this amount includes the incremental cost to the Company of personal use of the Company aircraft (whether leased or owned) by the Chair and CEO. For security and safety reasons and to maximize his availability for Company business, the Board of Directors requires the Chair and CEO to travel on Company-provided aircraft for business and personal purposes, unless commercial travel is deemed a minimal security risk by the Company. The incremental cost to the Company of personal use of the aircraft is calculated: (i) by taking the hourly average variable operating costs to the Company (including fuel, maintenance, on board catering and landing fees) multiplied by the amount of time flown for personal use in the case of leased aircraft; and (ii) by multiplying the flight time by a variable fuel charge and the average fuel price per gallon and adding any ground costs such as landing and parking fees as well as crew charges for travel expenses in the case of the Company owned aircraft. Both methodologies exclude fixed costs that do not change based on usage, such as pilots' and other employees' salaries, management fees and training, hangar and insurance expenses. We impose an annual limit of $150,000 on the Chair and CEO's non-business use of Company-provided aircraft. Under the Company's aircraft use policy, the HRCC has determined that business use includes travel that is related to the Company's business or benefits the Company, such as travel to meetings of other boards on which the Chair and CEO sits. In 2023, Mr. Regnery did not incur any charges for such business-related travel.

(4) The amount includes medical services provided through an on-site physician under the Executive Health Program for all NEOs. For Mr. Regnery and Mr. Pittard, the amount also includes the estimated year-over-year increase in the value of the retiree medical plan, calculated based on the methods used for financial statement as they are the only NEOs eligible for the subsidized retiree medical plan upon retirement.

(5) These amounts include: (i) product rebates and Company-branded items and (ii) spousal travel to the June 2023 board meeting along with meals and entertainment.

(g) Mr. Pittard became a NEO in 2022, therefore the table summarizes his compensation for 2022 and 2023.

2023 Grants of Plan-Based Awards

The following table shows all plan-based awards granted to the NEOs during fiscal 2023. This table is supplemental to the Summary Compensation Table and is intended to complement the disclosure of equity awards and grants made under non-equity incentive plans in the Summary Compensation Table. For additional information regarding outstanding awards, please see the "Outstanding Equity Awards at December 31, 2023" table.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[c]	All Other Option Awards: Number of Securities Underlying Options (#)[c]	Exercise or Base Price of Option Awards ($/Sh)[d]	Grant Date Fair Value of Stock and Option Awards ($)[e]
		Threshold ($)[a]	Target ($)[a]	Maximum ($)[a]	Threshold (#)[b]	Target (#)[b]	Maximum (#)[b]				
D. S. Regnery											
AIM	—	672,000	2,240,000	4,480,000	—	—	—	—	—	—	—
PSUs (2023-2025)	2/7/2023	—	—	—	7,967	31,865	63,730	—	—	—	6,612,147
Options	2/7/2023	—	—	—	—	—	—	—	60,021	180.45	2,875,006
RSUs	2/7/2023	—	—	—	—	—	—	15,933	—	—	2,875,110
C. J. Kuehn											
AIM	—	247,500	825,000	1,650,000	—	—	—	—	—	—	—
PSUs (2023-2025)	2/7/2023	—	—	—	1,905	7,620	15,240	—	—	—	1,581,188
Options	2/7/2023	—	—	—	—	—	—	—	15,789	180.45	756,293
RSUs	2/7/2023	—	—	—	—	—	—	4,191	—	—	756,266
P. A. Camuti											
AIM	—	170,850	569,500	1,139,000	—	—	—	—	—	—	—
PSUs (2023-2025)	2/7/2023	—	—	—	1,040	4,157	8,314	—	—	—	862,598
Options	2/7/2023	—	—	—	—	—	—	—	7,829	180.45	375,009
RSUs	2/7/2023	—	—	—	—	—	—	2,079	—	—	375,156
E. M. Turtz											
AIM	—	132,300	441,000	882,000	—	—	—	—	—	—	—
PSUs (2023-2025)	2/7/2023	—	—	—	970	3,880	7,760	—	—	—	805,119
Options	2/7/2023	—	—	—	—	—	—	—	7,307	180.45	350,005
RSUs	2/7/2023	—	—	—	—	—	—	1,940	—	—	350,073
R. D. Pittard											
AIM	—	138,825	462,750	925,500	—	—	—	—	—	—	—
PSUs (2023-2025)	2/7/2023	—	—	—	589	2,356	4,712	—	—	—	488,882
Options	2/7/2023	—	—	—	—	—	—	—	4,437	180.45	212,532
RSUs	2/7/2023	—	—	—	—	—	—	1,178	—	—	212,570

[a] The target award levels established for the AIM program are established annually in February and are expressed as a percentage of the NEO's base salary. Refer to "Compensation Discussion and Analysis" under the heading "Annual Incentive Matrix Program" for a description of the HRCC's process for establishing AIM program target award levels. The amounts reflected in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns represent the threshold, target and maximum amounts for awards under the AIM program that were paid in February 2024, based on performance in 2023. Thus, the amounts shown in the "threshold," "target" and "maximum" columns reflect the range of potential payouts when the target award levels were established in February 2023 for all NEOs. The AIM program pays $0 for performance below threshold. The actual amounts paid pursuant to those awards are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

[b] The amounts reflected in the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns represent the threshold, target and maximum amounts for PSU awards. The PSP pays $0 for performance below threshold. For a description of the HRCC's process for establishing PSP target award levels and the terms of PSU awards, please refer to "Compensation Discussion and Analysis" under the heading "Long-Term Incentive Program" and the "Post-Employment Benefits" section below.

[c] The amounts in these columns reflect the stock option and RSU awards. For a description of the HRCC's process for determining stock option and RSU awards and the terms of such awards, see "Compensation Discussion and Analysis" under the heading "Long-Term Incentive Program" and the "Post-Employment Benefits" section below.

[d] Stock options were granted under the Company's 2018 Plan, which requires options to be granted at an exercise price equal to or greater than the fair market value of the Company's ordinary shares on the date of grant. The fair market value is defined in the 2018 Plan as the closing price of the Company's ordinary shares listed on the NYSE on the grant date.

[e] Amounts in this column include the grant date fair value of the equity awards calculated in accordance with ASC 718. The Company cautions that the actual amount ultimately realized by each NEO from the stock option awards will likely vary based on a number of factors, including stock price fluctuations, differences from the valuation assumptions used and timing of exercise or applicable vesting. For a description of the assumptions made in valuing the equity awards see Note 14, "Share-Based Compensation" to the Company's consolidated financial statements contained in its 2023 Form 10-K. For PSUs, the grant date fair value has been determined based on achievement of target level performance, which is the performance threshold the Company believes is the most likely to be achieved under the grants.

Outstanding Equity Awards at December 31, 2023

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[a]	Number of Securities Underlying Unexercised Options (#) Unexercisable[a]	Option Exercise Price ($)	Option Expiration Date[b]	Number of Shares or Units of Stock That Have Not Vested (#)[c]	Market Value of Shares or Units of Stock That Have Not Vested ($)[d]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[e]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[d]
D. S. Regnery	2/10/2016	29,450	—	$ 38.99	2/9/2026				
	2/7/2017	22,497	—	$ 62.53	2/6/2027				
	2/6/2018	43,778	—	$ 70.22	2/5/2028				
	2/5/2019	48,091	—	$ 78.97	2/4/2029				
	3/9/2020	38,946	—	$105.28	3/8/2030				
	2/8/2021	17,544	8,772	$148.98	2/7/2031	1,746	$ 425,849	8,727	$ 4,257,031
	7/1/2021	12,956	6,478	$186.20	6/30/2031	1,289	$ 314,387	9,130	$ 4,453,614
	2/1/2022	18,575	37,151	$167.18	1/31/2032	7,976	$ 1,945,346	23,927	$ 11,671,591
	2/7/2023	—	60,021	$180.45	2/6/2033	15,933	$ 3,886,059	31,865	$ 11,657,810
C. J. Kuehn	2/6/2018	8,025	—	$ 70.22	2/5/2028				
	2/5/2019	13,591	—	$ 78.97	2/4/2029				
	3/9/2020	26,963	—	$105.28	3/8/2030				
	2/8/2021	13,495	6,748	$148.98	2/7/2031	1,343	$ 327,558	6,713	$ 3,274,601
	2/1/2022	5,805	11,610	$167.18	1/31/2032	2,493	$ 608,043	7,477	$ 3,647,281
	2/7/2023	—	15,789	$180.45	2/6/2033	4,191	$ 1,022,185	7,620	$ 2,787,777
P. A. Camuti	2/7/2017	3,687	—	$ 62.53	2/6/2027				
	2/6/2018	23,640	—	$ 70.22	2/5/2028				
	2/5/2019	22,810	—	$ 78.97	2/4/2029				
	3/9/2020	22,469	—	$105.28	3/8/2030				
	2/8/2021	9,278	4,640	$148.98	2/7/2031	923	$ 225,120	5,035	$ 2,456,073
	2/1/2022	3,483	6,966	$167.18	1/31/2032	1,496	$ 364,874	4,487	$ 2,188,759
	2/7/2023	—	7,829	$180.45	2/6/2033	2,079	$ 507,068	4,157	$ 1,520,838
E. M. Turtz	3/9/2020	8,988	—	$105.28	3/8/2030				
	2/8/2021	6,748	3,374	$148.98	2/7/2031	672	$ 163,901	3,357	$ 1,637,545
	2/1/2022	3,251	6,502	$167.18	1/31/2032	1,396	$ 340,484	4,188	$ 2,042,906
	2/7/2023	—	7,307	$180.45	2/6/2033	1,940	$ 473,166	3,880	$ 1,419,498
R. D. Pittard	2/8/2021	4,454	2,227	$148.98	2/7/2031	444	$ 108,292	1,611	$ 785,846
	2/1/2022	1,828	3,658	$167.18	1/31/2032	786	$ 191,705	2,244	$ 1,094,623
	2/7/2023	—	4,437	$180.45	2/6/2033	1,178	$ 287,314	2,356	$ 861,943

[a] These columns represent stock option awards. These awards generally become exercisable in three equal annual installments beginning on the first anniversary after the date of grant, subject to continued employment or retirement.

[b] All options granted to the NEOs expire on the tenth anniversary (less one day) of the grant date.

[c] This column represents unvested RSUs. RSUs generally become vested in three equal annual installments beginning on the first anniversary after the date of grant, subject to continued employment or retirement.

[d] The market value was computed based on $243.90, the closing market price of the Company's ordinary shares on the NYSE at December 29, 2023. For Equity Incentive Plan awards, the payout value includes an estimated payout factor.

[e] This column represents the target number of unvested and unearned PSUs. PSUs vest upon the completion of a three-year performance period. The actual number of shares an NEO will receive, if any, is subject to achievement of the performance goals as certified by the HRCC, and continued employment.

2023 Option Exercises and Stock Vested

The following table provides information regarding the amounts received by each NEO upon exercise of stock options, the vesting of RSUs or the vesting of PSUs during the fiscal year ended December 31, 2023:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[a]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
D. S. Regnery	17,585	2,949,356	19,878	6,247,562
C. J. Kuehn[b]	—	—	2,813	733,736
P. A. Camuti	20,000	2,584,400	9,610	3,169,056
E. M. Turtz[c]	6,108	787,941	3,369	997,261
R. D. Pittard	26,598	2,068,507	3,359	1,103,862

[a] This column reflects the aggregate dollar amount realized by the NEO upon the exercise of the stock options by determining the difference between the market price of the Company's ordinary shares at exercise and the exercise price of the stock options.

[b] Mr. Kuehn elected to defer the shares acquired upon the vesting of his PSU award on March 1, 2023 into the Company's EDCP II. Mr. Kuehn deferred 17,098 shares having a value of $3,174,415. Mr. Kuehn's cash dividends of $122,422 that had accrued on the deferred PSU award were also deferred under the EDCP II. Please see "2023 Nonqualified Deferred Compensation" for more information about the terms of the Company's EDCP.

[c] Mr. Turtz elected to defer a portion of the shares acquired upon the vesting of his PSU award on March 1, 2023 into the Company's EDCP II. Mr. Turtz deferred 1,188 shares having a value of $220,680. Mr. Turtz's cash dividends of $8,506 that had accrued on the deferred PSU award were also deferred under the EDCP II. Please see "2023 Nonqualified Deferred Compensation" for more information about the terms of the Company's EDCP.

2023 Pension Benefits

The NEOs participate in one or more of the following defined benefit plans:

- the Pension Plan;
- the Supplemental Pension Plans; and
- the KMP.

The Pension Plan is a funded, tax qualified, non-contributory (for all but a small subset of participants) defined benefit plan that covers the majority of the Company's salaried and non-union hourly U.S. employees who were hired or rehired prior to July 1, 2012. The Pension Plan provides for normal retirement at age 65 and the formula to determine the lump sum benefit under the Pension Plan is five percent of final average pay (the five consecutive years with the highest compensation out of the last ten years of eligible compensation) multiplied by years of credited service (as defined in the Pension Plan). A choice for distribution between an annuity and a lump sum option is available. The Pension Plan was closed to new participants after June 30, 2012 and no further benefits will accrue to any Pension Plan participant for service performed after December 31, 2022. In addition, any employee who was a Pension Plan participant on June 30, 2012 was provided the option to cease accruing additional benefits in the Pension Plan effective January 1, 2013, and in lieu of further accruals in the Pension Plan, receive an annual non-elective employer contribution equal to two percent of eligible compensation in the ESP.

The Supplemental Pension Plans are unfunded, nonqualified, non-contributory defined benefit restoration plans. The Supplemental Pension Plans restore what is lost in the Pension Plan due to limitations under the Code on the annual compensation and benefits recognized when calculating benefits under the qualified Pension Plan. The Supplemental Pension Plans cover all employees of the Company who participate in the Pension Plan and who are impacted by the Code's compensation and benefits limits. A participant must meet the vesting requirements of the qualified Pension Plan to vest in benefits under the Supplemental Pension Plans. Benefits under the Supplemental Pension Plans are available only as a lump sum distribution after termination and paid in accordance with Section 409A of the Code. As a result of the 2012 changes to the Pension Plan, the Supplemental Pension Plans were closed to employees hired after June 30, 2012, and no further benefits will accrue to any Supplemental Plan participant for service performed after December 31, 2022.

The KMP is an unfunded, nonqualified, non-contributory defined benefit plan available to certain key management employees on a highly selective basis. The KMP is designed to replace a percentage of a key employee's final average pay based on their age and years of service at the time of retirement. Final average pay is defined as the sum of the key employee's current annual base salary plus the average of the employee's three highest AIM awards during the most recent six years. No other components of compensation (other than base salary and AIM awards) are included in final average pay. The KMP provides a benefit pursuant to a formula in which 1.7% of a key employee's final average pay is multiplied by years of service (up to a maximum of 30 years) and then reduced by the value of other retirement benefits the key employee will receive that are provided by the Company under certain qualified and nonqualified retirement plans as well as Social Security. Vesting occurs at the earlier of the attainment of age 55 and the completion of 5 years of service or age 65. For employees who began participating on or after June 2015, there is a minimum 5-year service requirement from date of participation to date of retirement. Benefits are only available as a lump sum after termination and paid in accordance with Section 409A of the Code. In 2022, the HRCC made the decision to close the KMP to new entrants effective immediately. Mr. Regnery, Mr. Kuehn, Mr. Camuti, Mr. Turtz and Mr. Pittard participate in the KMP.

The table below represents the estimated present value of defined benefits for the plans in which each NEO participates.

Name	Plan Name	Number of Years Credited Service (#)[a]	Present Value of Accumulated Benefit ($)[b]
D. S. Regnery[c]	Pension Plan	37.42	562,557
	Supplemental Pension Plan I	19.42	381,844
	Supplemental Pension Plan II	37.42	3,033,268
	KMP	30	15,785,196
C. J. Kuehn	KMP	8.58	1,515,553
P. A. Camuti	Pension Plan	11.42	181,274
	Supplemental Pension Plan II	11.42	554,585
	KMP	12.42	2,592,431
E. M. Turtz	Pension Plan	18.58	207,333
	Supplemental Pension Plan II	18.58	394,306
	KMP	19.58	2,485,110
R. D. Pittard[c]	Pension Plan	32.67	422,199
	Supplemental Pension Plan II	32.67	1,046,756
	KMP	30	4,381,155

[a] Under the KMP, for officers covered prior to May 19, 2009, a full year of service is credited for any year in which they work at least one day. In the Pension Plan, the Supplemental Pension Plans as well as the KMP for officers covered on or after May 19, 2009, the number of years of credited service is based on elapsed time (i.e., credit is given for each month in which a participant works at least one day). The years of credited service used for calculating benefits under the Pension Plan and Supplemental Pension Plan I and II are through December 31, 2022 and the KMP is the years of credited service through December 31, 2023. The years of credited service used for calculating benefits under the Supplemental Pension Plan I are the years of crediting service through December 31, 2004 and the benefits earned under this plan serve as offsets to the benefits earned under the Supplemental Pension Plan II.

[b] The amounts in this column reflect the estimated present value of each NEO's accumulated benefit under the plans indicated. The calculations reflect the value of the benefits assuming that each NEO was fully vested under each plan. The present value of the accumulated benefits is calculated under each plan using the following assumptions: (i) a discount rate of 5.17% for the Pension Plan; (ii) a discount rate of 5.11% for the Supplemental Pension Plans and KMP; (iii) retirement at age 65 and (iv) the 2006 rates underlying the RP-2014 mortality tables projected to the 2014 base year using the MP-2017 projection scale and further projected generationally using the MP-2020 projection scale. For the Supplemental Pension Plans and the KMP, additional assumptions include payment in a lump sum.

[c] Under the provisions of the KMP, Mr. Regnery's and Mr. Pittard's service is capped at 30 years.

2023 Nonqualified Deferred Compensation

The Company's EDCP is an unfunded, nonqualified plan that permits certain employees, including the NEOs, to defer receipt of up to 50% of their annual salary and up to 100% of their AIM awards and PSP awards. Elections to defer generally must be made prior to the beginning of the calendar year or performance period, as applicable. The Company has established a nonqualified grantor trust with a bank as the trustee to hold certain assets as a funding vehicle for the Company's obligations under the EDCP. These assets are considered general assets of the Company and are available to its creditors in the event of the Company's insolvency. Amounts held in the trust are invested by the trustee using various investment vehicles.

Participants are offered certain investment options (the same investment options available in the ESP other than the self-directed brokerage) and can choose how they wish to allocate their cash deferrals among those investment options. Participants are 100% vested in all amounts deferred and bear the risk of any earnings and losses on such deferred amounts.

Generally, deferred amounts may be distributed following termination of employment or at the time of a scheduled in-service distribution date chosen by the participant. If a participant has completed five or more years of service at the time of termination, or is terminated due to long-term disability, death or retirement, the distribution is paid in accordance with the participant's election. If a participant terminates without meeting these requirements, the account balance for all plan years will be paid in a lump sum in the year following the year of termination. A participant can elect to receive distributions at termination over five, 10, or 15 annual installments, or in a single lump sum. A participant can elect to receive scheduled in-service distributions in future years that are at least two years after the end of the plan year for which they are deferring. In-service distributions can be received in two to five annual installments, or if no election is made, in a lump sum. For those participants who have investments in ordinary shares, the distribution of these assets will be in the form of ordinary shares, not cash.

The following table provides information regarding contributions, distributions, earnings and balances for each NEO under our nonqualified deferred compensation plans.

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)[a]	Registrant Contributions in Last Fiscal Year ($)[b]	Aggregate Earnings in Last Fiscal Year ($)[c]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)[d]
D. S. Regnery	EDCP	1,817,626	—	531,793	(146,031)	9,016,177
	Supplemental ESP	—	324,950	64,976	—	1,933,585
C. J. Kuehn	EDCP	3,484,658	—	2,090,285	—	8,001,867
	Supplemental ESP	—	138,771	84,116	—	696,310
P. A. Camuti	EDCP	—	—	3,958,302	(1,961,274)	11,922,887
	Supplemental ESP	—	90,522	84,467	—	796,703
E. M. Turtz	EDCP	352,759	—	808,858	—	3,199,952
	Supplemental ESP	—	72,751	75,086	—	529,869
R. D. Pittard	EDCP	—	—	7,405,696	—	24,816,360
	Supplemental ESP	—	79,322	138,349	—	1,041,124

[a] The annual deferrals (salary, AIM and PSP) are all reflected in the Salary column, the Non-Equity Incentive Plan column and the Stock Awards column, respectively of the Summary Compensation Table.

[b] All of the amounts reflected in this column are included in the All Other Compensation column of the Summary Compensation Table.

[c] Amounts in this column include gains and losses on investments, as well as dividends on ordinary shares or ordinary share equivalents. None of the earnings or losses reported in this column are included in the Summary Compensation Table.

[d] The following table reflects the amounts reported in this column as compensation to the NEOs in the Company's Summary Compensation Table in Proxy Statements for prior years. Each of Mr. Regnery, Mr. Kuehn, Mr. Camuti, Mr. Turtz and Mr. Pittard first became NEOs and therefore had their compensation reported in the Company's Proxy Statements beginning with fiscal years 2017 (Regnery), 2020 (Kuehn), 2019 (Camuti), 2021 (Turtz) and 2022 (Pittard).

Name	EDCP ($)	Supplemental ESP ($)
D. S. Regnery	3,245,080	562,278
C. J. Kuehn	1,670,220	281,273
P. A. Camuti	—	199,258
E. M. Turtz	468,172	94,259
R. D. Pittard	—	58,895

Post-Employment Benefits

The following discussion describes the compensation to which each NEO would be entitled in the event of termination of such executive's employment.

Employment Arrangements and Severance Not in Connection with a Change in Control

Mr. Regnery is entitled to severance in the event of his involuntary termination without cause pursuant to the terms of his employment agreement. Under the terms of his employment agreement, Mr. Regnery is eligible for 24 months of annual base salary plus a prorated AIM award earned for the year of termination as determined and paid at the conclusion of the full performance year in accordance with the terms of the AIM program.

Although the Company does not have a formal severance policy for officers, NEOs who do not have employment agreements providing for severance and who are terminated by the Company other than for cause will generally be considered for severance benefits of up to 12 months' base salary. Depending on the circumstances and timing of the termination, they may also be eligible for a pro-rated portion of their AIM award earned for the year of termination as determined and paid at the conclusion of the full performance year in accordance with the terms of the AIM program.

In addition, in general, the Company's equity award agreements provide for the following treatment upon the occurrence of one of the specified events in the table below:

	Stock Options	**RSUs**	**PSUs**
Retirement	Continue to vest on the same basis as active employees and remain exercisable for a period of up to five years following retirement.	Continue to vest on the same basis as active employees.	Vest pro-rata based on the time worked during the performance period and the achievement of performance goals through the end of the performance period unless full-time employment commences with another employer, in which case unvested awards are forfeited.
Group Termination or Job Elimination	Immediately vest in the portion of the awards that would have vested within twelve months of termination and remain exercisable for a period of up to three years following termination of employment.	Immediately vest in the portion of the awards that would have vested within twelve months of termination.	Vest pro-rata based on the time worked during the performance period and the achievement of performance goals through the end of the performance period.
Death or Disability	Immediately vest in unvested awards and vested awards remain exercisable for a period of up to three years following death or disability.	Immediately vest in unvested awards.	Vest pro-rata based on the time worked during the performance period and the achievement of performance goals at target performance unless termination occurs in the final quarter of the performance period in which case the awards vest based on actual performance.

In the event of a change in control or termination due to a Major Restructuring, severance would be determined pursuant to the terms of the change-in-control agreements or the Major Restructuring Severance Plan described below in lieu of severance under the terms of the employment agreements or the severance guidelines described above.

Change in Control

The Company has entered into a change-in-control agreement with each NEO. The change-in-control agreement provides for certain payments if employment is terminated by the Company without "cause" (as defined in the change-in-control agreements) or by the NEO for "good reason" (as defined in the change-in-control agreements), in each case, within two years following a change in control of the Company.

Following a change in control, each NEO is entitled to continue receiving their current base salary and is entitled to an annual bonus in an amount not less than the highest annual bonus paid during the prior three full fiscal years.

If an NEO's employment is terminated "without cause" or by the NEO for "good reason" within two years following a change in control, the NEO is entitled to the following:

- any base salary and annual bonus for a completed fiscal year that had not been paid;

- an amount equal to the NEO's annual bonus for the last completed fiscal year pro-rated for the number of full months employed in the current fiscal year;

- an amount equal to the NEO's base salary pro-rated for any unused vacation days;

- a lump sum severance payment from the Company equal to three times (for the Chair and CEO) or two and one-half times (for other NEOs) the sum of:

  - the NEO's annual salary in effect on the termination date, or, if higher, the annual salary in effect immediately prior to the reduction of the NEO's annual salary after the change in control; and

  - the NEO's target AIM award for the year of termination or, if higher, the average of the AIM award amounts beginning three years immediately preceding the change in control and ending on the termination date.

A "change in control" is defined as the occurrence of any of the following events: (i) any person unrelated to the Company becomes the beneficial owner of 30% or more of the combined voting power of the Company's voting stock; (ii) the directors serving at the time the change-in-control agreements were executed (or the directors subsequently elected by the shareholders of the Company whose election or nomination was duly approved by at least two-thirds of the then serving directors) fail to constitute a majority of the Board of Directors; (iii) the consummation of a merger or consolidation of the Company with any other corporation in which the Company's voting securities outstanding immediately prior to such merger or consolidation represent 50% or less of the combined voting securities of the Company immediately after such merger or consolidation; (iv) any sale or transfer of all or substantially all of the Company's assets, other than a sale or transfer with a corporation where the Company owns at least 80% of the combined voting power of such corporation or its parent after such transfer; or (v) any other event that the continuing directors determine to be a change in control; provided however, with respect to (i), (iii) and (v) above, there shall be no change in control if shareholders of the Company own more than 50% of the combined voting power of the voting securities of the Company or the surviving entity or any parent immediately following such transaction in substantially the same proportion to each other as prior to such transaction.

In addition to the foregoing, the NEOs would also be eligible to participate in the Company's welfare employee benefit programs for the severance period (three years for the Chair and CEO and two and one-half years for the other NEOs). For purposes of determining eligibility for applicable post-retirement welfare benefits, the NEO would be credited with any combination of additional years of service and age, not exceeding 10 years, to the extent necessary to qualify for such benefits. Mr. Regnery and Mr. Pittard are the only NEOs eligible for subsidized retiree medical benefits (only until age 65) due to their age and service as of January 1, 2003, when eligibility for the retiree medical benefit was frozen. The Company would also provide each NEO up to $100,000 of outplacement services.

In the event of a change in control, participants in the KMP would be immediately vested. A termination within two years following a change in control also triggers the payment of an enhanced benefit, whereby three years would be added to both age and service with the Company under the KMP. In addition, the "final average pay" under the KMP would be calculated as 33.33% of his severance benefit under the change-in-control agreement in the case of Mr. Regnery and 40% of the severance benefit under the change-in-control agreement in the case of the other NEOs. These percentages reflect an annualized value of severance payments that would be provided in accordance with their respective agreements.

Under the Company's Incentive Stock Plan of 2018 ("2018 Plan"), time-based awards will only vest and become exercisable or payable, as applicable, on a change in control (as defined in the 2018 Plan) if they are not assumed, substituted or otherwise replaced in connection with the change in control. If the awards are assumed or continued after the change in control, the HRCC may provide that such awards will be subject to automatic vesting acceleration upon a participant's involuntary termination within a designated period following the change in control. Further, under the 2018 Plan, PSUs will automatically vest upon a change in control of our Company, based on (a) the target level, pro-rated to reflect the period the participant was in service during the performance period or (b) the actual performance level attained, in each case, as determined by the HRCC.

Major Restructuring

The Company has adopted a Major Restructuring Severance Plan (the "Severance Plan") that provides a cash severance payment in the event a participant's employment is terminated due to an involuntary loss of job without "cause" (as defined in the Severance Plan) or a "good reason" (as defined in the Severance Plan), provided that the termination is substantially related to or a result of a Major Restructuring. The cash severance payment would be equal to two and one-half times (for the Chair and CEO) or two times (for other NEOs) (a) current base salary, and (b) current target AIM award. As of December 31, 2023, the value of cash severance for NEOs was: Mr. Regnery, $9,100,000; Mr. Kuehn, $3,300,000; Mr. Camuti, $2,479,000; Mr. Turtz, $2,142,000 and Mr. Pittard, $2,159,500.

Participants would also receive a prorated portion of their target AIM award based on actual Company and individual performance during the fiscal year in which termination of employment occurred. Participants in the KMP who are not vested in such plans would also receive a cash payment equal to the amount of the benefit to which they would have been entitled if they were vested.

In addition, the Company's equity awards provide that employees who terminate employment due to an involuntary loss of job without "cause" (as defined in the applicable award agreement) or for "good reason" (as defined in the applicable award agreement) within one year of completion of a Major Restructuring will, provided that the termination is substantially related to the Major Restructuring, (i) immediately vest in all unvested stock options and may exercise all vested stock options at any time within the following three-year period (five years if retirement eligible) or the remaining term of the stock option, if shorter, (ii) immediately vest in all RSUs, except that retirement eligible participants with at least five years of service would continue their existing vesting schedule, and (iii) receive a prorated payout of outstanding PSUs based on actual performance at the end of performance period. As of December 31, 2023, the value of unvested equity awards was: Mr. Regnery, $24,994,723; Mr. Kuehn, $7,962,022; Mr. Camuti, $4,863,528; Mr. Turtz, $4,074,890 and Mr. Pittard, $2,309,882.

A "Major Restructuring" is defined as a reorganization, recapitalization, extraordinary stock dividend, merger, sale, spin-off or other similar transaction or series of transactions, which individually or in the aggregate, has the effect of resulting in the elimination of all, or the majority of, any one or more of the Company's business segments, so long as such transaction or transactions do not constitute a "change in control" (as defined in the applicable plan).

2023 Post-Employment Benefits Table

The following table describes the compensation to which each of the NEOs would be entitled in the event of termination of such executive's employment on December 31, 2023, including termination following a change in control. The potential payments were determined under the terms of our plans and arrangements in effect on December 31, 2023. The table does not include the pension benefits or nonqualified deferred compensation amounts that would be paid to an NEO, which are set forth in the Pension Benefits table and the Nonqualified Deferred Compensation table above, except to the extent that the NEO is entitled to an additional benefit as a result of the termination.

No NEOs are entitled to payment in connection with an Involuntary Termination With Cause.

Name	Termination Scenario	Severance ($)[a]	Earned but Unpaid AIM Awards ($)[b]	PSP Award Payout ($)[c]	Value of Unvested Equity Awards ($)[d]	Enhanced Retirement Benefits ($)[e]	Health Benefits ($)[f]	Outplacement ($)[g]	Total ($)
D. S. Regnery									
	Voluntary Resignation/ Retirement	—	4,059,149	10,830,623	14,164,100	—	—	—	29,053,872
	Involuntary without Cause	2,800,000	4,059,149	10,830,623	14,164,100	—	—	11,400	31,865,272
	Change in Control	13,512,925	3,029,377	10,836,721	14,164,100	7,549,852	77,613	100,000	49,270,588
	Death/Disability	—	4,059,149	10,830,623	14,164,100	—	—	—	29,053,872
C. J. Kuehn									
	Voluntary Resignation/ Retirement	—	—	—	—	—	—	—	—
	Involuntary without Cause	761,538	—	—	—	—	—	11,400	772,938
	Change in Control	5,356,520	1,252,143	3,472,648	4,490,837	2,357,651	66,871	100,000	17,096,670
	Death/Disability	—	1,494,999	3,471,185	4,490,837	—	—	—	9,457,021
P. A. Camuti									
	Voluntary Resignation/ Retirement	—	903,002	2,294,855	2,568,673	—	—	—	5,766,530
	Involuntary without Cause	670,000	903,002	2,294,855	2,568,673	—	—	11,400	6,447,930
	Change in Control	3,783,304	799,021	2,295,831	2,568,673	1,883,279	44,466	100,000	11,474,574
	Death/Disability	—	903,002	2,294,855	2,568,673	—	—	—	5,766,530
E. M. Turtz									
	Voluntary Resignation/ Retirement	—	599,359	1,814,616	2,260,274	—	—	—	4,674,249
	Involuntary without Cause	630,000	599,359	1,814,616	2,260,274	—	—	11,400	5,315,649
	Change in Control	3,119,782	616,891	1,815,348	2,260,274	2,593,986	66,184	100,000	10,572,465
	Death/Disability	—	599,359	1,814,616	2,260,274	—	—	—	4,674,249
R. D. Pittard									
	Voluntary Resignation/ Retirement	—	733,739	949,015	1,360,867	—	—	—	3,043,621
	Involuntary without Cause	617,000	733,739	949,015	1,360,867	—	—	11,400	3,672,021
	Change in Control	3,334,453	711,903	949,503	1,360,867	2,596,467	99,258	100,000	9,152,451
	Death/Disability	—	733,739	949,015	1,360,867	—	—	—	3,043,621

[a] For the "Involuntary without Cause" scenario, for those NEOs who do not have a formal separation agreement, the current severance guidelines permit payment of up to one year's base salary provided that such termination was not eligible for severance benefits under the Major Restructuring Severance Plan. Because of his service, Mr. Kuehn's severance is equal to 48 weeks rather than 52. For the amounts shown under in the "Change in Control" scenario, refer to the description of how severance is calculated in the section above, entitled Post-Employment Benefits.

TRANE TECHNOLOGIES

(b) For the "Voluntary Resignation/Retirement" scenario, the amount shown is only provided in the case of a voluntary retirement; for resignation, the NEO would not receive an AIM award. For the "Involuntary without Cause" scenario, the amount for Mr. Regnery represents the AIM award pursuant to the terms of his employment agreement; Mr. Camuti, Mr. Turtz and Mr. Pittard are retirement eligible; therefore, under the terms of the AIM plan, they would be eligible to receive prorated AIM awards depending on the circumstances and timing of the termination. For the amounts under the "Change in Control" scenario, these amounts represent the award paid in 2023 for the 2022 performance period based on the Change in Control agreements in place.

(c) For the "Involuntary without Cause" scenario, these amounts represent the cash value of the prorated PSU award payout to the NEOs as a result of their retirement eligibility at December 31, 2023. For the "Change in Control" scenario for the NEOs, these values represent a pro-rated payment for all outstanding awards at target. However, under the terms of the 2018 Plan, this payment could also be made based on actual performance with the payment amount being determined by the HRCC, For the "Retirement," and "Death/Disability" scenarios, amounts represent the cash value of the prorated portion of their PSUs that vest upon such events assuming performance at target. Amounts for each scenario are based on the closing stock price of the ordinary shares on December 29, 2023 ($243.90).

(d) The amounts shown for "Retirement," "Involuntary without Cause," "Change in Control," and "Death/Disability" represent (i) the value of the unvested RSUs, which is calculated based on the number of unvested RSUs multiplied by the closing stock price of the ordinary shares on December 29, 2023 ($243.90), and (ii) the intrinsic value of the unvested stock options, which is calculated based on the difference between the closing stock price of the ordinary shares on December 29, 2023 ($243.90) and the relevant exercise price. However, only in the event of termination following a "Change in Control" or termination due to "Death/Disability" is there accelerated vesting of unvested awards. For "Retirement," the awards do not accelerate but continue to vest on the same basis as active employees. Mr. Regnery, Mr. Camuti, Mr. Turtz and Mr. Pittard are retirement eligible.

(e) In the event of a "Change in Control" and termination of the NEOs, the present value of the pension benefits under the, KMP and Supplemental Pension Plan would be paid out as lump sums. While there is no additional benefit to the NEOs as a result of either "Voluntary Resignation/Retirement" and/or "Involuntary without Cause", there are differences (based on the methodology mandated by the SEC) between the numbers that are shown in the Pension Benefits Table and those that would actually be payable to the NEO under these termination scenarios.

(f) For the "Change in Control" scenario, these amounts represent the COBRA cost of health and welfare coverage (for medical, dental and vision) along with the cost of basic life and AD&D, which is the cost for continued active coverage for the severance period. For Mr. Regnery and Mr. Pittard, the value shown includes the cost for retiree coverage.

(g) For the "Involuntary without Cause" scenario, each NEO is eligible for outplacement services for a twelve-month period, not to exceed $11,400. For the "Change in Control" scenario, the amount represents the maximum expenses the Company would reimburse the NEO for professional outplacement services.

CEO Pay Ratio

The ratio of our CEO's total compensation to our median employee's total compensation (the "CEO Pay Ratio") is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. Due to the flexibility afforded by Item 402(u) in calculating the CEO Pay Ratio, the ratio may not be comparable to CEO pay ratios presented by other companies.

We identified our median employee using our global employee population as of October 31, 2023. We have employees in 58 countries including 15,739 non-U.S. employees. As part of our methodology, and in compliance with the pay ratio rule under Item 402(u), we employed the de minimis exemption for non-U.S. employees and excluded all employees in 37 countries totaling 1,455 employees (approximately 3.5% of our total workforce of 42,074). Employees in the following countries were excluded:

Country	Number of Employees	Country	Number of Employees	Country	Number of Employees
Argentina	99	Egypt	40	Lebanon	13
Colombia	95	Panama	39	Dominican Republic	12
Indonesia	94	Qatar	38	Macao	12
Japan	92	Switzerland	37	Slovakia	12
Philippines	88	Israel	36	Guam	11
Belgium	83	Portugal	33	Hong Kong	9
Poland	76	Costa Rica	29	Croatia	8
Vietnam	76	Greece	29	Iraq	7
South Korea	64	Saudi Arabia	27	Denmark	3
Sweden	61	Austria	26	Russian Federation	1
Turkey	55	Kuwait	21	South Africa	1
Hungary	53	New Zealand	17		
Romania	44	Peru	15		

Our in-scope employees consisted of our full-time, part-time, seasonal and temporary employees and excluded independent contractors and leased workers. To determine our median employee, we used annual base salary as our consistently applied compensation measure for 2023. For commission-based employees, actual earnings were considered their base salary. In identifying our median employee, we further annualized pay for those full-time and part-time employees (but not seasonal and temporary employees) who commenced work during 2023. We believe that annual base salary provides a reasonable estimate of annual compensation of our employees.

After identifying the median employee, we calculated the median employee's total annual compensation in accordance with the requirements of the Summary Compensation Table. Based on such calculation, our median employee's total compensation was $64,148, while our CEO's compensation was $22,856,344. Accordingly, our CEO Pay Ratio was 356:1.

Pay Versus Performance

In accordance with the requirements prescribed in Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid ("CAP") and our financial performance for the prior four fiscal years.

For this purpose, CAP is determined in accordance with SEC rules by adjusting the amounts reported in the Summary Compensation Table by (a) subtracting the change in pension value, if any, for the year; (b) adding the pension service cost for the year; (c) subtracting the grant date fair value of equity awards granted during the year; (d) adding the year-end fair value of unvested equity awards granted during the year; (e) for awards granted in prior years that vested during the year, adding the difference between the vesting date fair value and the fair value at the immediately preceding year-end; and (f) for awards granted in prior years that remain outstanding or unvested at the end of the year, adding the difference between the year-end fair value and the fair value at the immediately preceding year-end. These adjustments are shown below. The table below provides CAP for our principal executive officer ("PEO") (our CEO) and an average CAP for our non-PEO named executive officers ("NEOs"), as well as other financial information as required. Please see the Compensation Discussion & Analysis above for information regarding the decisions made by the HRCC with respect to the compensation paid to our CEO and NEOs.

Year	Summary Compensation Table Total for First PEO ($)(a)	Compensation Actually Paid to First PEO ($)(b)	Summary Compensation Table Total for Second PEO ($)(a)	Compensation Actually Paid to Second PEO ($)(b)	Average Summary Compensation Table Total for non-PEO NEOs ($)(a)	Average Compensation Actually Paid to non-PEO NEOs ($)(a)(b)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return ($)(c)	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return ($)(c)	Net Income ($M)(d)	Revenue ($M)(e)
2023	N/A	N/A	22,856,344	39,508,907	3,959,165	7,902,965	252	150	2,023.9	17,677.6
2022	N/A	N/A	12,770,195	9,019,182	3,164,279	1,947,464	171	127	1,756.5	15,991.7
2021	18,253,260	46,032,830	12,888,518	20,449,001	3,813,093	8,590,730	202	134	1,423.4	14,136.4
2020	28,107,486	55,194,418	N/A	N/A	4,854,212	9,065,250	144	111	854.9	12,454.7

(a) The First PEO represents our former CEO Mr. Lamach who became Executive Chair effective July 1, 2021 and retired December 31, 2021; the Second PEO represents Mr. Regnery who became CEO effective July 1, 2021. The non-PEO NEOs represent the following individuals: 2020: Mr. Kuehn, Ms. Carter, Mr. Regnery, Ms. Avedon, and Mr. Camuti; 2021: Mr. Kuehn, Ms. Avedon, Mr. Camuti and Mr. Turtz; 2022 and 2023: Mr. Kuehn, Mr. Camuti, Mr. Turtz and Mr. Pittard. The amounts shown for each PEO are the amounts reported in the "Total" column of the Summary Compensation Table for the applicable year. The amounts shown for the non-PEO NEOs are the average of amounts reported in the "Total" column of the Summary Compensation Table for the applicable year for NEOs other than the PEO.

(b) The following table provides the calculation required to determine CAP in accordance with SEC rules. The CAP amounts reflected do not reflect the actual amount of compensation earned by or paid to our NEOs. The fair values reflected in the Equity Compensation section are calculated in a manner consistent with the methodology used to account for share-based payments in our financial statements, as described in Note 14 to the 2023 Form 10-K. To determine equity award fair values for purposes of calculating CAP in accordance with SEC rules, adjustments were made based on the stock price, updated Black-Scholes stock option assumptions, and estimated Performance Share Unit payouts as of the year-end and vesting measurement dates.

	Fiscal Year (FY)	Summary Compensation Table (SCT) Total ($)	Pension Compensation — LESS SCT Aggregate Change in the Actuarial Present Value of All Defined Benefit and Actuarial Pension Plans ($)(1)	Pension Compensation — PLUS Service Cost and Prior Service Cost ($)	Equity Compensation — LESS SCT Grant Date Fair Value of Equity Awards Granted in FY ($)(2)	Equity Compensation — PLUS Fair Value of Outstanding Equity Awards Granted in FY ($)	Equity Compensation — PLUS Change in Fair Value of Equity Awards from Prior Years That Vested in FY ($)	Equity Compensation — PLUS Change in Fair Value of Outstanding Equity Awards from Prior Years ($)	Compensation Actually Paid (CAP) Total ($)
First PEO M. W. Lamach	2021	18,253,260	920,815	2,165,012	11,417,703	12,915,519	1,898,863	23,138,694	46,032,830
	2020	28,107,486	11,591,666	1,584,239	11,762,881	19,402,771	4,924,066	24,530,403	55,194,418
Second PEO D. S. Regnery	2023	22,856,344	4,487,670	—	12,362,263	19,977,180	830,633	12,694,683	39,508,907
	2022	12,770,195	—	479	8,082,094	8,790,912	(3,480,220)	(980,090)	9,019,182
	2021	12,888,518	2,695,010	3,454	6,673,971	9,239,470	634,638	7,051,902	20,449,001
Average non-PEO NEOs	2023	3,959,165	427,215	203,342	1,781,423	2,880,864	327,356	2,740,876	7,902,965
	2022	3,164,279	—	287,386	1,558,144	1,695,006	(1,305,293)	(335,770)	1,947,464
	2021	3,813,093	309,031	457,055	1,822,743	3,002,913	181,250	3,268,193	8,590,730
	2020	4,854,212	1,634,400	248,316	1,783,574	2,941,593	711,361	3,727,742	9,065,250

(1) As reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" of the Summary Compensation Table for each applicable year.

(2) As reported in the "Stock Awards" and "Option Awards" columns of the Summary Compensation Table for each applicable year.

(c) Reflects the cumulative Total Shareholder Return for Trane Technologies and the Standard & Poor's 500 Industrials Index, which is the peer group used in the Performance Graph required under Item 201(e) of Regulation S-K shown in Item 5 of our 2023 Form 10-K. Assumes an initial investment of $100 on December 31, 2019 (adjusted for our Reverse Morris Trust transaction that closed on February 29, 2020) and reinvestment of dividends.

(d) As reflected in the Company's Consolidated Statement of Earnings included in the Form 10-K for each fiscal year.

(e) The Company Selected Measure ("CSM") is Net Revenues for Products and Services ("Revenue") as reported in the Company's Consolidated Statement of Earnings included in the Company's Annual Report on Form 10-K for each fiscal year. The revenue performance targets and results related to executive compensation within our AIM program are not the same as the Revenue listed for the CSM. Revenue results related to AIM are further adjusted for the impact of acquisitions and/or divestitures, foreign exchange, changes in accounting principles, extraordinary items, and unusual or non-recurring gains or losses, including significant differences from the assumptions contained in the financial plan upon which the incentive targets were established. All adjustments are reviewed and approved by the HRCC.

Relationships between Pay and Various Metrics

In accordance with regulatory requirements, the graphs below reflect the relationships of PEO and Average Non-PEO NEO CAP over the prior four fiscal years to (i) Company TSR and Peer Group TSR, (ii) Net Income, and (iii) Revenue, our Company Selected Measure.

CAP VS TT AND PEER GROUP TSR



CAP VS NET INCOME



CAP VS REVENUE



Performance Measures

We used the following unranked performance measures to link executive compensation actually paid to Company performance for the most recently completed fiscal year.

Financial Measures
Revenue
Adjusted EBITDA
Free Cash Flow
Relative 3-Year Total Shareholder Return Percentile Ranking
Relative Cash Flow Return on Invested Capital Percentile Ranking

Additional information about the performance measures used to calculate PEO and NEO compensation can be found in the discussions of our short-term and long-term incentive programs in the "Compensation Discussion and Analysis" under the headings "Annual Incentive Matrix ('AIM') Program" and "Long-Term Incentive Program ('LTI')". We believe the Company's executive compensation program appropriately rewards our PEO and the other NEOs for Company and individual performance, assists the Company in retaining our senior leadership team and supports long-term value creation for our shareholders. These values demonstrate alignment of interests of our PEO and the other NEOs and our stockholders.

Equity Compensation Plan Information

The following table provides information as of December 31, 2023, with respect to the Company's ordinary shares that may be issued under equity compensation plans:

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders[a]	4,072,468	$111.23	11,362,191
Equity compensation plans not approved by security holders[b]	417,684	—	—
Total	4,490,152		

[a]   Consists of the Incentive Stock Plan of 2013 and the 2018 Plan.

[b]   Consists of the EDCP, the Trane Technologies Directors Deferred Compensation Plan (the "DDCP I"), the Trane Technologies Directors Deferred Compensation and Stock Award Plan II (the "DDCP II" and, together with the DDCP I, the "DDCP"), and the Trane Deferred Compensation Plan (the "TDCP"). Plan participants acquire Company shares under these plans as a result of the deferral of salary or directors' fees, AIM awards and PSUs.

Information Concerning Voting and Solicitation

Why Did I Receive This Proxy Statement?

We sent you this Proxy Statement or a Notice of Internet Availability of Proxy Materials ("Notice") because our Board of Directors is soliciting your proxy to vote at the Annual General Meeting. This Proxy Statement summarizes the information you need to know to vote on an informed basis.

Why Are There Two Sets of Financial Statements Covering the Same Fiscal Period?

U.S. securities laws require us to send you our 2023 Form 10-K, which includes our financial statements prepared in accordance with GAAP. These financial statements are included in the mailing of this Proxy Statement. Irish law also requires us to provide you with our Irish Financial Statements for our 2023 fiscal year, including the reports of our Directors and auditors thereon, which accounts have been prepared in accordance with Irish law. The Irish Financial Statements are available on the Company's website at www.tranetechnologies.com under the heading "Investors – Irish Statutory Accounts" and will be laid before the Annual General Meeting.

How Do I Attend the Annual General Meeting?

We strongly encourage all shareholders to submit proxy forms to ensure they can vote and be represented at the Annual General Meeting without attending in person.

It is possible the Annual General Meeting may be adjourned to a different time and/or venue, in each case notification of such adjournment will be given in accordance with Company's constitution. Any announcements of changes or updates to the arrangements for the Annual General Meeting will be made available at www.tranetechnologies.com.

In the event that the Annual General Meeting can proceed as normal, **in order to be admitted, you must present a form of personal identification and evidence of share ownership.**

If you are a shareholder of record, evidence of share ownership will be either (1) an admission ticket, which is attached to the proxy card and must be separated from the proxy card and kept for presentation at the meeting if you vote your proxy by mail, or (2) a Notice.

If you own your shares through a bank, broker or other holder of record ("street name holders"), evidence of share ownership will be either (1) your most recent bank or brokerage account statement, or (2) a Notice. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, **along with proof of your ownership of the Company's ordinary shares,** to:

Secretary
Trane Technologies plc
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the Annual General Meeting.

Who May Vote?

You are entitled to vote if you beneficially owned the Company's ordinary shares at the close of business on April 11, 2024, the Record Date. At that time, there were 226,569,909 of the Company's ordinary shares outstanding and entitled to vote. Each ordinary share that you own entitles you to one vote on all matters to be voted on a poll at the Annual General Meeting.

How Do I Vote?

Shareholders of record can cast their votes by proxy by:

- using the Internet and voting at www.proxyvote.com;
- calling 1-800-690-6903 and following the telephone prompts; or
- completing, signing and returning a proxy card by mail.

If you received a Notice and did not receive a proxy card, you may request one at sendmaterial@proxyvote.com.

The Notice is not a proxy card and it cannot be used to vote your shares.

If you are a shareholder of record and you choose to submit your proxy by telephone by calling the toll-free number on your proxy card, your use of that telephone system and in particular the entry of your pin number/other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Companies Act 2014, of the persons named on the proxy card as your proxy to vote your shares on your behalf in accordance with your telephone instructions.

Subject to guidance from the Government of Ireland at the time of the Annual General Meeting, shareholders of record may also vote their shares directly by attending the Annual General Meeting and casting their vote in person or appointing a proxy (who does not have to be a shareholder) to attend the Annual General Meeting and casting votes on their behalf in accordance with their instructions.

Street name holders must vote their shares in the manner prescribed by their bank, brokerage firm or nominee. Street name holders who wish to vote in person at the Annual General Meeting must obtain a legal proxy from their bank, brokerage firm or nominee. Street name holders will need to bring the legal proxy with them to the Annual General Meeting and hand it in with a signed ballot that is available upon request at the meeting. Street name holders will not be able to vote their shares at the Annual General Meeting without a legal proxy and a signed ballot.

Even if you plan to attend the Annual General Meeting, we recommend that you vote by proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

In order to be timely processed, your vote must be received by 11:59 p.m. Eastern Time on June 5, 2024
(or, if you are a street name holder, such earlier time as your bank, brokerage firm or nominee may require).

How May Employees Vote under Our Employee Plans?

If you participate in the ESP, the Trane Technologies Employee Savings Plan for Bargained Employees, the Trane Technologies Retirement Savings Plan for Participating Affiliates in Puerto Rico, or the Trane 401(k) and Thrift Plan, then you may be receiving these materials because of shares held for you in those plans. In that case, you may use the enclosed proxy card to instruct the plan trustees of those plans how to vote your shares, or give those instructions by telephone or over the Internet. They will vote these shares in accordance with your instructions and the terms of the plan. The plan trustees will not disclose to the Company how any individual employee instructed the plan trustees to vote their shares.

To allow plan administrators to properly process your vote, your voting instructions
must be received by 11:59 p.m. Eastern Time on June 3, 2024.

If you do not provide voting instructions for shares held for you in any of these plans, the plan trustees will vote these shares in the same ratio as the shares for which voting instructions are provided.

TRANE
TECHNOLOGIES

May I Revoke My Proxy?

You may revoke your proxy at any time before it is voted at the Annual General Meeting in any of the following ways:

- by notifying the Company's Secretary in writing: c/o Trane Technologies plc, 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland;
- by submitting another properly signed proxy card with a later date or another Internet or telephone proxy at a later date but prior to the close of voting described above; or
- by voting in person at the Annual General Meeting.

Merely attending the Annual General Meeting does not revoke your proxy. To revoke a proxy, you must take one of the actions described above.

How Will My Proxy Get Voted?

If your proxy is properly submitted, your proxy holder (one of the individuals named on the proxy card) will vote your shares as you have directed. If you are a street name holder, the rules of the NYSE permit your bank, brokerage firm or nominee to vote your shares on Items 4, 5, and 6 (routine matters) if it does not receive instructions from you. However, your bank, brokerage firm or nominee may not vote your shares on Items 1, 2 and 3 (non-routine matters) if it does not receive instructions from you ("broker non-votes"). Broker non-votes will not be counted as votes for or against the non-routine matters, but rather will be regarded as votes withheld and will not be counted in the calculation of votes for or against the resolution.

If you are a shareholder of record and you do not specify on the proxy card you send to the Company (or when giving your proxy over the Internet or telephone) how you want to vote your shares, then the Company-designated proxy holders will vote your shares in the manner recommended by our Board of Directors on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the meeting.

What Constitutes a Quorum?

The presence (in person or by proxy) of shareholders entitled to exercise a majority of the voting power of the Company on the Record Date is necessary to constitute a quorum for the conduct of business. Abstentions and broker non-votes are treated as "shares present" for the purposes of determining whether a quorum exists.

What Vote is Required to Approve Each Proposal?

A majority of the votes cast at the Annual General Meeting is required to approve each of Items 1, 2, 3, and 4. A majority of the votes cast means that the number of votes cast "for" an Item must exceed the number of votes cast "against" that Item. Items 5 and 6 are considered special resolutions under Irish law and require 75% of the votes cast for approval.

Although abstentions and broker non-votes are counted as "shares present" at the Annual General Meeting for the purpose of determining whether a quorum exists, they are not counted as votes cast either "for" or "against" the resolution and, accordingly, will not affect the outcome of the vote.

Who Pays the Expenses of This Proxy Statement?

We have hired Alliance Advisors, LLC to assist in the distribution of proxy materials and the solicitation of proxies for a fee estimated at $20,000 plus out-of-pocket expenses. Proxies will be solicited on behalf of our Board of Directors by mail, in person, by telephone and through the Internet. We will bear the cost of soliciting proxies. We will also reimburse brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to the persons for whom they hold shares.

How Will Voting on Any Other Matter be Conducted?

Although we do not know of any matters to be presented or acted upon at the Annual General Meeting other than the items described in this Proxy Statement, if any other matter is proposed and properly presented at the Annual General Meeting, the proxy holders will vote on such matters in accordance with their best judgment.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of the Record Date, the beneficial ownership of our ordinary shares by (i) each director of the Company, (ii) each executive officer of the Company named in the Summary Compensation Table below, and (iii) all directors and executive officers of the Company as a group:

Name	Ordinary Shares[a]	Notional Shares[b]	Options Exercisable Within 60 Days[c]
K. E. Arnold	5,519	—	—
A. P. Assis	—	—	—
A. C. Berzin	34,814	48,461	—
A. Miller Boise	2,667	—	—
G. D. Forsee	32,099	—	—
M. R. George	1,206	—	—
J. A. Hayes	1,236	—	—
L. P. Hudson	5,538	—	—
M. P. Lee	8,767	—	—
M. N. Schaeffer	1,206	—	—
J. P. Surma	12,896	—	—
D. S. Regnery	105,270	470	279,191
C.J. Kuehn	18,189	36,325	85,695
P. A. Camuti	36,211	49,176	96,099
E. M. Turtz	11,964	10,027	28,047
R. D. Pittard	2,705	80,302	11,817
All directors and executive officers as a group (20 persons)[d]	311,568	268,114	545,287

[a] Represents (i) ordinary shares held directly; (ii) ordinary shares held indirectly through a trust; (iii) unvested shares, including any RSUs or PSUs, and ordinary shares and ordinary share equivalents notionally held under the TDCP that may vest or are distributable within 60 days of the Record Date; and (iv) ordinary shares held by the trustee under the ESP for the benefit of executive officers. No director or executive officer of the Company beneficially owns 1% or more of the Company's ordinary shares.

[b] Represents ordinary shares and ordinary share equivalents notionally held under the DDCP, and the EDCP that are not distributable within 60 days of the Record Date.

[c] Represents ordinary shares as to which directors and executive officers had stock options exercisable within 60 days of the Record Date, under the Company's Incentive Stock Plan of 2013 and the 2018 Plan.

[d] The Company's ordinary shares beneficially owned by all directors and executive officers as a group (including shares issuable under exercisable options) aggregated approximately 0.38% of the total outstanding ordinary shares. Ordinary shares and ordinary share equivalents notionally held under the DDCP, the EDCP and the TDCP and ordinary share equivalents resulting from dividends on deferred stock awards are not counted as outstanding shares in calculating these percentages because they are not beneficially owned; the directors and executive officers have no voting or investment power with respect to these shares or share equivalents.

The following table sets forth each shareholder which is known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares of the Company based solely on the information filed by such shareholder on Schedule 13D or filed by such shareholder in 2023 for the year ended December 31, 2023 on Schedule 13G under the Securities Exchange Act of 1934:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[a]
BlackRock, Inc.[b] 50 Hudson Yards New York, NY 10001	19,744,579	8.7 %
JPMorgan Chase & Co.[c] 383 Madison Avenue New York, NY 10179	17,198,303	7.6 %
The Vanguard Group[d] 100 Vanguard Blvd. Malvern, PA 19355	18,712,060	8.3 %

[a] The ownership percentages set forth in this column are based on the Company's outstanding ordinary shares on the Record Date and assumes that each of the beneficial owners continued to own the number of shares reflected in the table above on such date.

[b] Information regarding BlackRock, Inc. and its stockholdings was obtained from a Schedule 13G/A filed with the SEC on January 25, 2024. The filing indicated that, as of December 31, 2023, BlackRock, Inc. had sole voting power as to 17,871,975 of such shares, shared voting power as to none of such shares, sole dispositive power as to 19,744,579 of such shares and shared dispositive power as to none of such shares.

[c] Information regarding JPMorgan Chase & Co. and its stockholdings was obtained from a Schedule 13G/A filed with the SEC on January 25, 2024. The filing indicated that, as of December 29, 2023, JPMorgan Chase & Co. had sole voting power as to 15,653,770 of such shares, shared voting power as to 65,175 of such shares, sole dispositive power as to 17,114,665 of such shares and shared dispositive power as to 81,470 of such shares.

[d] Information regarding the Vanguard Group and its stockholdings was obtained from a Schedule 13G/A filed with the SEC on February 13, 2024. The filing indicated that, as of December 29, 2023, the Vanguard Group had sole voting power as to none of such shares, shared voting power as to 290,327 of such shares, sole dispositive power as to 17,744,972 of such shares and shared dispositive power as to 967,088 of such shares.

Certain Relationships and Related Person Transactions

The Company does not generally engage in transactions in which its executive officers, directors or nominees for directors, any of their immediate family members or any of its 5% shareholders have a material interest. Pursuant to the Company's written related person transaction policy, any such transaction must be reported to management, which will prepare a summary of the transaction and refer it to the Sustainability, Corporate Governance and Nominating Committee for consideration and pre-approval by the disinterested directors. The Sustainability, Corporate Governance and Nominating Committee reviews the material terms of the related person transaction, including the dollar values involved, the relationships and interests of the parties to the transaction and the impact, if any, to a director's independence. The Sustainability, Corporate Governance and Nominating Committee only approves those transactions that are in the best interest of the Company. In addition, the Company's Code of Conduct, which sets forth standards applicable to all employees, officers and directors of the Company, generally proscribes transactions that could result in a conflict of interest for the Company. Any waiver of the Code of Conduct for any executive officer or director requires the approval of the Company's Board of Directors. Any such waiver will, to the extent required by law or the NYSE, be disclosed on the Company's website at www.tranetechnologies.com or on a current report on Form 8-K. No such waivers were requested or granted in 2023.

We have not made payments to directors other than the fees to which they are entitled as directors (described under the heading "Compensation of Directors") and the reimbursement of expenses related to their services as directors. We have made no loans to any director or officer nor have we purchased any shares of the Company from any director or officer.

TRANE
TECHNOLOGIES

Shareholder Proposals and Nominations

Any proposal by a shareholder intended to be presented at the 2025 Annual General Meeting of shareholders of the Company must be received by the Company at its registered office at 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland, Attn: Secretary, no later than December 26, 2024, for inclusion in the proxy materials relating to that meeting. Any such proposal must meet the requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, in order for such proposals to be eligible for inclusion in our 2025 Proxy Statement.

The Company's Articles of Association set forth procedures to be followed by shareholders who wish to nominate candidates for election to the Board of Directors in connection with Annual General Meetings of shareholders or pursuant to written shareholder consents or who wish to bring other business before a shareholders' general meeting. All such nominations must be accompanied by certain background and other information specified in the Articles of Association. In connection with the 2025 Annual General Meeting, written notice of a shareholder's intention to make such nominations or bring business before the Annual General Meeting must be given to the Secretary of the Company not later than March 8, 2025. If the date of the 2025 Annual General Meeting occurs more than 30 days before, or 60 days after, the anniversary of the 2024 Annual General Meeting, then the written notice must be provided to the Secretary of the Company not later than the seventh day after the date on which notice of such Annual General Meeting is given. In addition, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide timely notice by the same deadline disclosed above (March 8, 2025), as well as comply with the additional requirements of Rule 14a-19 of the Securities Exchange Act of 1934.

In addition, the Company's Articles of Association separately provide shareholders representing 3% or more of the voting power of the Company's shares with the right, subject to certain terms and conditions, to nominate candidates for election to the Board of Directors and have such candidate included in our proxy materials for the applicable Annual General Meeting ("proxy access"). All such nominations must be accompanied by certain background and other information specified in the Articles of Association. In connection with the 2025 Annual General Meeting, written notice of proxy access nominations must be given to the Secretary of the Company not earlier than November 26, 2024 and not later than December 26, 2024. If the date of the 2025 Annual General Meeting occurs more than 30 days before, or 60 days after, the anniversary of the 2024 Annual General Meeting, then the written notice must be provided to the Secretary of the Company not earlier than 120 days prior to the 2025 Annual General Meeting and not later than the close of business on the later of (x) the 90th day prior to the 2025 Annual General Meeting or (y) the 10th day following the day on which public announcement of the date of the 2025 Annual General Meeting is first made.

The Sustainability, Corporate Governance and Nominating Committee ("Nominating Committee") will consider all shareholder recommendations for candidates for Board membership, which should be sent to the Nominating Committee, care of the Secretary of the Company, at the address set forth above. In addition to considering candidates recommended by shareholders, the Nominating Committee considers potential candidates recommended by current directors, Company officers, employees and others. As stated in the Company's Corporate Governance Guidelines, all candidates for Board membership are selected based upon their judgment, character, achievements and experience in matters affecting business and industry. Candidates recommended by shareholders are evaluated in the same manner as director candidates identified by any other means.

In order for you to bring other business before a shareholder general meeting, timely notice must be received by the Secretary of the Company within the time limits described above. The notice must include a description of the proposed item, the reasons you believe support your position concerning the item, and other specified matters. These requirements are separate from and in addition to the requirements you must meet to have a proposal included in our Proxy Statement. The foregoing time limits also apply in determining whether notice is timely pursuant to rules adopted by the SEC relating to the exercise of discretionary voting authority.

If a shareholder wishes to communicate with the Board of Directors for any other reason, all such communications should be sent in writing, care of the Secretary of the Company, or by email at board@tranetechnologies.com.

Householding

SEC rules permit a single set of annual reports and Proxy Statements to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure is referred to as householding. While the Company does not household in mailings to its shareholders of record, a number of brokerage firms with account holders who are Company shareholders have instituted householding. In these cases, a single Proxy Statement and annual report will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once a shareholder has received notice from his or her broker that the broker will be householding communications to the shareholder's address, householding will continue until the shareholder is notified otherwise or until the shareholder revokes his or her consent. If at any time a shareholder no longer wishes to participate in householding and would prefer to receive a separate Proxy Statement and annual report, he or she should notify his or her broker. Any shareholder can receive a copy of the Company's Proxy Statement and annual report by contacting the Company at its registered office at 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland, Attention: Secretary; by calling the Company at +353 1 895 3500; or by accessing it on the Company's website at www.tranetechnologies.com.

Shareholders who hold their shares through a broker or other nominee who currently receive multiple copies of the Proxy Statement and annual report at their address and would like to request householding of their communications should contact their broker.

Dated: April 25, 2024

TRANE
TECHNOLOGIES

Appendix A

TRANE TECHNOLOGIES PLC
Reconciliation of GAAP to Non-GAAP
UNAUDITED
(in millions)

	For the year ended December 31, 2023	For the year ended December 31, 2022
Total Company		
Adjusted EBITDA	$3,184.4	$2,694.0
Less: items to reconcile adjusted EBITDA to net earnings attributable to Trane Technologies plc		
Depreciation and Amortization [(1)]	(336.0)	(323.2)
Interest expense	(234.5)	(223.5)
Provision for income taxes	(498.4)	(375.9)
Restructuring	(15.1)	(20.7)
Transformation costs	(4.7)	(5.8)
M&A transaction costs	(15.4)	(3.6)
Non-cash adjustments for contingent consideration	49.3	46.9
Acquisition inventory step-up and backlog amortization	(18.5)	(1.2)
Insurance settlements on property claims	10.0	25.0
Settlement charge for retired executive	—	(15.8)
Impairment of equity investment	(52.2)	—
Discontinued operations, net of tax	(27.2)	(21.5)
Net earnings from continuing operations attributable to noncontrolling interests	(17.8)	(18.2)
Net earnings attributable to Trane Technologies plc	$2,023.9	$1,756.5

(1) Depreciation and amortization excludes acquisition backlog amortization of $12.1 million and $0.4 million in 2023 and 2022, respectively, which has been included in the acquisition inventory step-up and backlog amortization line.

TRANE TECHNOLOGIES PLC
Reconciliation of GAAP to Non-GAAP
UNAUDITED
(in millions)

	For the year ended December 31, 2023	For the year ended December 31, 2022
Net revenue growth	10.5 %	13.1 %
Exclude growth from acquisitions	(2.1)%	(0.8)%
Exclude unfavorable impact from currency translation	0.3 %	2.2 %
Organic revenue growth	8.7 %	14.5 %

TRANE TECHNOLOGIES PLC
Reconciliation of GAAP to Non-GAAP
UNAUDITED
(in millions)

	For the year ended December 31, 2023			For the year ended December 31, 2022		
	As Reported	Adjustments	As Adjusted	As Reported	Adjustments	As Adjusted
Net revenues	$17,677.6	$ —	$17,677.6	$15,991.7	$ —	$15,991.7
Operating income	2,894.0	(5.6) (a,b,c,d,e,f)	2,888.4	2,418.9	(39.8) (a,b,c,d,e,f,h)	2,379.1
Operating margin	16.4%		16.3%	15.1%		14.9%
Earnings from continuing operations before income taxes	2,567.3	46.6 (a,b,c,d,e,f,g)	2,613.9	2,172.1	(24.8) (a,b,c,d,e,f,h)	2,147.3
Provision for income taxes	(498.4)	(13.1) (i,k)	(511.5)	(375.9)	(24.7) (j,k)	(400.6)
Tax rate	19.4%		19.6%	17.3%		18.7%
Earnings from continuing operations attributable to Trane Technologies plc	$ 2,051.1	$ 33.5 (l)	$ 2,084.6	$ 1,778.0	$ (49.5) (l)	$ 1,728.5
Diluted earnings per common share continuing operations	$ 8.89	$ 0.15	$ 9.04	$ 7.57	$ (0.21)	$ 7.36
Diluted weighted average number of common shares outstanding	230.7	—	230.7	234.9	—	234.9
Detail of Adjustments:						
(a) Insurance settlements on property claims (COGS)		(10.0)			(25.0)	
(b) Restructuring costs (COGS & SG&A)		15.1			20.7	
(c) Transformation costs (SG&A)		4.7			5.8	
(d) M&A transaction costs (SG&A)		15.4			3.6	
(e) Acquisition inventory step-up and backlog amortization (COGS & SG&A)		18.5			1.2	
(f) Non-cash adjustment for contingent consideration (SG&A)		(49.3)			(46.9)	
(g) Impairment of equity investment (OIOE)		52.2			—	
(h) Settlement charge for retired executive (SG&A & OIOE)		—			15.8	
(i) International discrete non-cash tax benefit		(14.9)			—	
(j) U.S. discrete non-cash tax benefit		—			(33.3)	
(k) Tax impact of adjustments (a,b,c,d,e,f,g,h,i)		1.8			8.6	
(l) Impact of adjustments on earnings from continuing operations attributable to Trane Technologies plc		$ 33.5			$ (49.5)	
Pre-tax impact of adjustments on cost of goods sold		9.6			(11.8)	
Pre-tax impact of adjustments on selling & administrative expenses		(15.2)			(28.0)	
Pre-tax impact of adjustments on operating income		(5.6)			(39.8)	
Pre-tax impact of adjustments on other, net		52.2			15.0	
Pre-tax impact of adjustments on earnings from continuing operations		$ 46.6			$ (24.8)	

TRANE TECHNOLOGIES PLC

Reconciliation of GAAP to Non-GAAP

UNAUDITED

(in millions)

	For the year ended December 31, 2023	For the year ended December 31, 2022
Cash flow provided by continuing operating activities	$2,426.8	$1,698.7
Capital expenditures	(300.7)	(291.8)
Cash payments for restructuring	12.3	17.9
Transformation costs paid	3.9	9.6
M&A transaction costs	18.9	—
Insurance settlements on property claims	(10.0)	(25.0)
QSF funding (continuing operations component)	—	91.8
Compensation related payment to a retired executive	—	64.3
Free cash flow	$2,151.2	$1,565.5

For purposes of our compensation programs, Cash Flow Return on Invested Capital ("CROIC") is measured by dividing Free Cash Flow by gross fixed assets (Property, Plant & Equipment) plus Working Capital (Accounts and Notes Receivable plus Inventory less Accounts and Notes Payable). CROIC is subject to adjustments for unusual or infrequent items; the impact of any change in accounting principles; and gains or charges associated with discontinued operations or through the acquisition or divestiture of a business.

For purposes of our compensation programs, Total Shareholder Return ("TSR") is measured as the total stock price appreciation plus dividends earned during the three years of the performance cycle. To account for stock price volatility, a 30-day average stock price at the beginning and ending periods is used. TSR was 73.59% for the 2021-2023 period, which ranked at the 86th percentile of the companies in the S&P 500 Industrials Index.



2023

Financials

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 001-34400

TRANE TECHNOLOGIES PLC
(Exact name of registrant as specified in its charter)

Ireland	**98-0626632**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

170/175 Lakeview Dr.
Airside Business Park
Swords Co. Dublin
Ireland

(Address of principal executive offices)

Registrant's telephone number, including area code: +(353) (0) 18707400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, Par Value $1.00 per Share	TT	New York Stock Exchange
5.250% Senior Notes due 2033	TT33	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☒	Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☐	Smaller reporting company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of ordinary shares held by nonaffiliates on June 30, 2023 was $43.6 billion based on the closing price of such stock on the New York Stock Exchange.

The number of ordinary shares outstanding of Trane Technologies plc as of February 2, 2024 was 227,072,224.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be filed within 120 days of the close of the registrant's fiscal year in connection with the registrant's Annual General Meeting of Shareholders to be held June 6, 2024 are incorporated by reference into Part II and Part III of this Form 10-K.

TRANE TECHNOLOGIES PLC

Form 10-K
For the Fiscal Year Ended December 31, 2023

TABLE OF CONTENTS

			Page
Part I	Item 1.	Business	6
	Item 1A.	Risk Factors	14
	Item 1B.	Unresolved Staff Comments	27
	Item 1C.	Cybersecurity	27
	Item 2.	Properties	28
	Item 3.	Legal Proceedings	29
	Item 4.	Mine Safety Disclosures	29
Part II	Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	30
	Item 6.	[Reserved]	32
	Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	32
	Item 7A.	Quantitative and Qualitative Disclosure About Market Risk	48
	Item 8.	Financial Statements	49
	Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	49
	Item 9A.	Controls and Procedures	49
	Item 9B.	Other Information	50
	Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	50
Part III	Item 10.	Directors, Executive Officers and Corporate Governance	51
	Item 11.	Executive Compensation	51
	Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	51
	Item 13.	Certain Relationships and Related Transactions, and Director Independence	51
	Item 14.	Principal Accountant Fees and Services	51
Part IV	Item 15.	Exhibits and Financial Statement Schedules	52
	Item 16.	Form 10-K Summary	64
	Signatures		65

Cautionary Statement for Forward Looking Statements

Certain statements in this report, other than purely historical information, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "forecast," "outlook," "intend," "strategy," "plan," "potential," "predict," "target," "may," "might," "could," "should," "will," "would," "will be," "will continue," "will likely result," or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements.

Forward-looking statements may relate to such matters as projections of revenue, margins, expenses, tax provisions, earnings, cash flows, benefit obligations, share or debt repurchases or other financial items; any statements of the plans, strategies and objectives of management for future operations, including those relating to any statements concerning expected development, performance or market share relating to our products and services; any statements regarding future economic conditions or our performance including our future performance statements related to the continued impact of the Coronavirus Disease 2019 (COVID-19) global pandemic; any statements regarding our sustainability commitments; any statements regarding pending investigations, claims or disputes; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These statements are based on currently available information and our current assumptions, expectations and projections about future events. While we believe that our assumptions, expectations and projections are reasonable in view of the currently available information, you are cautioned not to place undue reliance on our forward-looking statements. You are advised to review any further disclosures we make on related subjects in materials we file with or furnish to the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made and are not guarantees of future performance. They are subject to future events, risks and uncertainties - many of which are beyond our control - as well as potentially inaccurate assumptions, that could cause actual results to differ materially from our expectations and projections. We do not undertake to update any forward-looking statements.

Factors that might affect our forward-looking statements include, among other things:

- overall economic, political and business conditions in the markets in which we operate including recessions, economic downturns, price instability, slow economic growth and social and political instability;
- impacts of global health crises, including the COVID-19 pandemic, and other epidemics, pandemics, or other contagious outbreaks on our business operations, financial results and financial position and on the world economy;
- commodity and raw material shortages, supply chain risks and price increases;
- national and international conflict, including war, civil disturbances and terrorist acts, including the Russia-Ukraine conflict and other geopolitical hostilities;
- trade protection measures such as import or export restrictions and requirements, the imposition of tariffs and quotas or revocation or material modification of trade agreements;
- competitive factors in the markets in which we compete;
- the development, commercialization and acceptance of new and enhanced products and services;
- attracting and retaining talent;
- work stoppages, union negotiations, labor disputes and similar issues;
- other capital market conditions, including availability of funding sources, interest rate fluctuations and other changes in borrowing costs;
- currency exchange rate fluctuations, exchange controls and currency devaluations;
- the outcome of any litigation, governmental investigations, claims or proceedings;
- risks and uncertainties associated with the asbestos-related bankruptcy for our deconsolidated subsidiaries Aldrich Pump LLC and Murray Boiler LLC;
- the impact of potential information technology system failures, vulnerabilities, data security breaches or other cybersecurity issues;
- evolving data privacy and protection laws;
- intellectual property infringement claims and the inability to protect our intellectual property rights;

TRANE TECHNOLOGIES

- changes in laws and regulations;

- climate change, changes in weather patterns, natural disasters and seasonal fluctuations;

- national, regional and international regulations and policies associated with climate change and the environment;

- the outcome of any tax audits or settlements;

- the strategic acquisition or divestiture of businesses, product lines and joint ventures;

- impairment of our goodwill, indefinite-lived intangible assets and/or our long-lived assets; and

- changes in tax laws and requirements (including tax rate changes, new tax laws, new and/or revised tax law interpretations and any legislation that may limit or eliminate potential tax benefits resulting from our incorporation in a non-U.S. jurisdiction, such as Ireland).

Some of the significant risks and uncertainties that could cause actual results to differ materially from our expectations and projections are described more fully in Part I, Item 1A "Risk Factors." You should read that information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this report and our Consolidated Financial Statements and related notes in Part II, Item 8 "Financial Statements" of this report. We note such information for investors as permitted by the Private Securities Litigation Reform Act of 1995.

Part I

Item 1. Business

OVERVIEW

Trane Technologies plc, a public limited company, incorporated in Ireland in 2009, and its consolidated subsidiaries (collectively we, us, our, the Company) is a global climate innovator. We bring sustainable and efficient solutions to buildings, homes and transportation through our strategic brands, Trane® and Thermo King®, and our environmentally responsible portfolio of products, services and connected intelligent controls. We generate revenue and cash primarily through the design, manufacture, sales and service of solutions for Heating, Ventilation and Air Conditioning (HVAC), transport refrigeration, and custom refrigeration solutions. As an industry leader with an extensive global install base, our growth strategy includes expanding recurring revenue through services and rental options. Our unique business operating system, uplifting culture and highly engaged team around the world are also central to our earnings and cash flow growth.

Through our sustainability-focused strategy and purpose to *boldly challenge what's possible for a sustainable world*, we meet critical needs and growing global demand for innovation that reduces greenhouse gas emissions while enabling healthier, efficient indoor environments and safe, reliable delivery of essential temperature-controlled cargo. We have announced certain defined sustainability commitments with a goal of achieving these commitments by 2030 (2030 Sustainability Commitments). Trane Technologies' bold 2030 Sustainability Commitments have been verified by the Science Based Targets initiative (SBTi) and include our 'Gigaton Challenge' to reduce customer greenhouse gas emissions by a billion metric tons, 'Leading by Example' through carbon-neutral operations across our own footprint, and 'Opportunity for All' by building a diverse workforce reflective of our communities.

REPORTABLE SEGMENTS

We operate under three reportable segments.

- Our Americas segment innovates for customers in North America and Latin America. The Americas segment encompasses commercial heating, cooling and ventilation systems, building controls and solutions, and energy services and solutions; residential heating and cooling; and transport refrigeration systems and solutions. This segment had 2023 net revenues of $13,832.0 million.

- Our EMEA segment innovates for customers in the Europe, Middle East and Africa region. The EMEA segment encompasses heating, cooling and ventilation systems, services and solutions for commercial buildings and transport refrigeration systems and solutions. This segment had 2023 net revenues of $2,401.2 million.

- Our Asia Pacific segment innovates for customers throughout the Asia Pacific region. The Asia Pacific segment encompasses heating, cooling and ventilation systems, services and solutions for commercial buildings and transport refrigeration systems and solutions. This segment had 2023 net revenues of $1,444.4 million.

TRANE
TECHNOLOGIES

PRODUCTS AND SERVICES

Our principal products and services include the following:

Air conditioners	Multi-pipe HVAC systems
Air exchangers	Package heating and cooling systems
Air handlers	Packaged rooftop units
Airside and terminal devices	Parts and supplies (aftermarket and OEM)
Air-sourced heat pumps	Rail refrigeration systems
Asset management systems	Rate chambers
Auxiliary power units (electric and diesel)	Refrigerant reclamation
Building management systems	Renewable energy projects
Bus air purification systems	Repair and maintenance services
Bus and rail HVAC systems	Rental services
Chillers	Residential air filters
Coils and condensers	Residential air filtration system
Container refrigeration systems and gensets	Residential hybrid heating solutions
Control systems	Self-powered truck refrigeration systems
Cryogenic refrigeration systems	Service agreements
Decarbonization programs	Telematics solutions
Dehumidifiers	Temporary heating and cooling systems
Ductless systems	Thermal energy storage
Energy efficiency programs	Thermostats/controls & associated digital solutions
Energy infrastructure programs	Trailer refrigeration systems (diesel, electric and hybrid)
Energy management services	Transport heater products
Furnaces	Truck refrigeration systems (diesel, electric and hybrid)
Geothermal systems	Ultra-low temperature freezers
Home automation	Unitary systems (light and large)
Humidifiers	Variable refrigerant flow systems
HVAC Performance-monitoring applications	Vehicle-powered truck refrigeration systems
Indoor air quality assessments and related products for HVAC and Transport solutions	Ventilation
Industrial refrigeration	Water source heat pumps
Installation contracting	

These products are sold primarily under our tradenames including Trane® and Thermo King®.

COMPETITIVE CONDITIONS

Our products and services are sold in highly competitive markets throughout the world. Due to the diversity of these products and services and the variety of markets served, we encounter a wide variety of competitors that vary by product line and services. They include well-established regional or specialized competitors, as well as larger U.S. and non-U.S. corporations or divisions of larger companies.

The principal methods of competition in these markets relate to price, quality, delivery, service and support, technology and innovation. We are one of the leading manufacturers in the world of HVAC systems and services and transport temperature control products and services.

DISTRIBUTION

Our products are distributed by a number of methods, which we believe are appropriate to the type of product. U.S. sales are made through branch sales offices, distributors and dealers across the country. Non-U.S. sales are made through numerous subsidiary sales and service companies with a supporting chain of distributors throughout the world.

OPERATIONS BY GEOGRAPHIC AREA

Approximately 28% of our net revenues in 2023 were derived outside the U.S. and we sold products in approximately 100 countries. Therefore, the attendant risks of manufacturing or selling in a particular country, such as currency devaluation, nationalization and establishment of common markets, may have an adverse impact on our non-U.S. operations.

CUSTOMERS

We have no customer that accounted for more than 10% of our consolidated net revenues in 2023, 2022 or 2021. No material part of our business is dependent upon a single customer or a small group of customers; therefore, the loss of any one customer would not have a material adverse effect on our results of operations or cash flows.

MATERIALS

We both manufacture and procure many of the components included in our products. For components we manufacture, we are required to source a wide variety of commodities such as steel, copper, and aluminum. These principal commodities are purchased from a large number of independent sources around the world, primarily within the region where the products are manufactured. We believe that available sources of supply will generally be sufficient for the foreseeable future.

For many components we procure, we have an effective supply chain resiliency plan and multiple capable sources to ensure sufficient supply, however there are certain categories of components that could occasionally see limited availability or shortages in line with industry trends.

SEASONALITY

Demand for certain products and services is influenced by weather conditions. For instance, sales in our commercial and residential HVAC businesses historically tend to be higher in the second and third quarters of the year because this represents spring and summer in the U.S. and other northern hemisphere markets, which are the peak seasons for sales of air conditioning systems and services. Therefore, results of any quarterly period may not be indicative of expected results for a full year and unusual weather patterns or events could positively or negatively affect certain segments of our business and impact overall results of operations.

RESEARCH AND DEVELOPMENT

We engage in research and development activities in an effort to introduce new products, enhance existing product effectiveness, improve ease of use and reliability as well as expand the various applications for which our products may be appropriate. In 2023, we spent $252.3 million on research and development, focused on product and system sustainability improvements such as increasing energy efficiency, developing products that allow for use of lower global warming potential refrigerants, reducing material content in products, and designing products for circularity. New product development (NPD) programs complete a Design for Sustainability module within our NPD process to ensure that programs have a positive impact on sustainability.

We also have a strong focus on sustaining activities, which include costs incurred to reduce production costs, improve existing products, create custom solutions for customers and provide support to our manufacturing facilities. We anticipate that we will continue to make significant expenditures for research and development and sustaining activities as we look to maintain and improve our competitive position.

PATENTS AND LICENSES

Our intellectual property rights are important to our business and include numerous patents, trademarks, copyrights, trade secrets, proprietary technology, technical data, business processes, and other confidential information. Although in the aggregate we consider our intellectual property rights to be valuable to our operations, we do not believe that our business is materially dependent on a single intellectual property right or any group of them. In our opinion, engineering, production skills and experience are more responsible for our market position than our intellectual property rights.

TRANE
TECHNOLOGIES

BACKLOG

Our backlog of orders, believed to be firm, at December 31, was as follows:

IN MILLIONS	2023	2022
Americas	$ 5,302.9	$ 5,325.2
EMEA	614.9	616.1
Asia Pacific	1,012.7	941.8
Total	$ 6,930.5	$ 6,883.1

These backlog figures are based on orders received and only include amounts associated with our equipment and contracting and installation performance obligations. A major portion of our residential products are built in advance of order and either shipped or assembled from stock. We expect to ship a majority of the December 31, 2023 backlog during 2024. However, orders for specialized machinery or specific customer applications are submitted with extended lead times and are subject to revision and deferral, and to a lesser extent cancellation or termination. To the extent projects are delayed or there are resource constraints, the timing of our revenue could be affected.

ENVIRONMENTAL MATTERS

We continue to be dedicated to environmental and sustainability programs to minimize the use of natural resources, reduce the utilization and generation of hazardous materials from our manufacturing processes and to remediate identified environmental concerns. As to the latter, we are currently engaged in site investigations and remediation activities to address environmental cleanup from past operations at current and former manufacturing facilities.

It is our policy to establish environmental reserves for investigation and remediation activities when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. Estimated liabilities are determined based upon existing remediation laws and technologies. Inherent uncertainties exist in such evaluations due to unknown environmental conditions, changes in government laws and regulations, and changes in cleanup technologies. The environmental reserves are updated on a routine basis as remediation efforts progress and new information becomes available.

We are sometimes a party to environmental lawsuits and claims and have received notices of potential violations of environmental laws and regulations from the Environmental Protection Agency and similar state and international authorities. We have also been identified as a potentially responsible party (PRP) for cleanup costs associated with off-site waste disposal at federal Superfund and state remediation sites. In most instances at multi-party sites, our share of the liability is not material.

In estimating our liability at multi-party sites, we have assumed that we will not bear the entire cost of remediation of any site to the exclusion of other PRPs who may be jointly and severally liable. The ability of other PRPs to participate has been taken into account, based on our understanding of the parties' financial condition and probable contributions on a per site basis.

For a further discussion of our potential environmental liabilities, see Note 20 "Commitments and Contingencies" to the Consolidated Financial Statements.

ASBESTOS-RELATED MATTERS

We are involved in a number of asbestos-related lawsuits, claims and legal proceedings. In June 2020, our indirect wholly-owned subsidiaries Aldrich Pump LLC (Aldrich) and Murray Boiler LLC (Murray) each filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Code) in the United States Bankruptcy Court for the Western District of North Carolina in Charlotte (the Bankruptcy Court). As a result of the Chapter 11 filings, all asbestos-related lawsuits against Aldrich and Murray have been stayed due to the imposition of a statutory automatic stay applicable in Chapter 11 bankruptcy cases. Only Aldrich and Murray have filed for Chapter 11 relief. Neither Aldrich's wholly-owned subsidiary, 200 Park, Inc. (200 Park), Murray's wholly-owned subsidiary, ClimateLabs LLC (ClimateLabs), Trane Technologies plc nor its other subsidiaries (the Trane Companies) are part of the Chapter 11 filings. In addition, at the request of Aldrich and Murray, the Bankruptcy Court has entered an order temporarily staying all asbestos-related claims against the Trane Companies that relate to claims against Aldrich or Murray (except for asbestos-related claims for which the exclusive remedy is provided under workers' compensation statutes or similar laws).

The goal of these Chapter 11 filings is to resolve equitably and permanently all current and future asbestos-related claims in a manner beneficial to claimants, Aldrich and Murray through court approval of a plan of reorganization that would create a trust pursuant to section 524(g) of the Bankruptcy Code, establish claims resolution procedures for all current and future asbestos-related claims against Aldrich and Murray and channel such claims to the trust for resolution in accordance with those procedures.

For detailed information on the bankruptcy cases of Aldrich and Murray, see:

- Part I, Item 1A, "Risk Factors - Risks Related to Litigation,"
- Part I, Item 3, "Legal Proceedings,"
- Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Significant Events," and
- Part II, Item 8, Consolidated Financial Statements, Note 1, "Description of Company," and Note 20, "Commitments and Contingencies."

HUMAN CAPITAL MANAGEMENT

Our people and culture are critical to achieving our operational, financial and strategic success.

As of December 31, 2023, we employed approximately 40,000 people in approximately 60 countries including over 15,000 outside of the United States. As of December 31, 2023, 25.9% of our global employees were women and 37.2% of our employees in the United States were racially and ethnically diverse. In 2023, 30.9% of our new hires globally were women and 53.0% of new hires in the United States were racially and ethnically diverse. Approximately 25.2% of leadership and management positions were held by women as of December 31, 2023. The diversity percentages included in this section exclude current year business acquisitions.

As a result of maintaining a consistent focus on an uplifting culture, our key talent (employees with the highest potential rating) retention rate excluding retirements in 2023 was 96.4%. Our company-wide (all employees) voluntary retention rate excluding retirements was 90.4%.

Culture and Purpose

In 2023, we continued to drive our purpose to boldly challenge what's possible for a sustainable world through our strategic priorities and 2030 Sustainability Commitments. We use our Leadership Principles to guide our actions each day and enable our uplifting, engaging and inclusive culture. As part of our commitment to people and culture, we strive to create a work environment where our people uplift each other, make a positive impact on the planet and thrive at work and at home.

Since 2006, our annual employee engagement survey has enabled employees to share their experiences and perceptions of our Company. Employees provide ratings and written comments for continuous improvement. In 2023, 87% of our workforce participated in our annual engagement survey, and our overall employee engagement score remains high. While our work on culture is never done, these scores indicate that we're continuing to raise the bar to increase pride, energy and optimism across the company and create the best employee experience.

Diversity and Inclusion

Our commitment to Diversity and Inclusion is core to our purpose and our 2030 Sustainability Commitments. We are proud members of Paradigm for Parity (a coalition of more than 100 corporations who have committed to closing the gender gap in corporate leadership) and OneTen (a coalition dedicated to closing the opportunity gap for Black talent and others in America). In addition, we are a 2017 signatory to the CEO Action for Diversity and Inclusion pledge (the largest CEO-driven business commitment to advance diversity and inclusion within the workplace).

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We offer company-sponsored forums to promote diversity and inclusion in the workplace including:

- CEO Day of Understanding – a forum created to allow our employees and leaders to speak about their personal experiences and commitment to becoming allies and change agents. The spirit of this conversation is extended throughout our Diversity and Inclusion programming.
- Employee Resources Groups (ERGs) – we sponsor eight ERGs (the Women's Employee Network, the Black Employee Network, the Veterans ERG, the Asian ERG, the Global Organization of Latinos, the Lesbian, Gay, Bisexual, Transgender, Queer and Allies (LGBTQ+ Pride) ERG, the InterGenerational Employee Network, and VisAbility). All ERGs are voluntary, open and inclusive organizations that offer employees a sense of belonging, networking and learning opportunities.
- In 2023, the Inclusive Leader Learning Experience was promoted to people leaders detailing three stages of inclusive leadership: Becoming Aware, Becoming an Ally and Upstander, and Becoming a Change Agent. Our focus this year was on allyship, which was required for all global, salaried people leaders. In addition, we also launched a diversity, equity, and inclusion course through our compliance training for our North America salaried population.
- In 2023, the Global Diversity & Inclusion summit continued its focus on development of the inclusive leader behaviors; highlighting our focus this year of allyship.

Additionally, our corporate citizenship strategy, Sustainable Futures, which was launched in 2021, aims at providing access to science, technology, engineering, and mathematics (STEM) education and career opportunities specifically for people under-represented in our industry, including ethnic minorities and women. This strategy supports our efforts to create opportunity for all by providing underrepresented students with a range of resources, from classroom curriculum that introduces them to careers at a climate innovation company, to soft-skill development for landing a STEM job.

Learning and Development

We offer learning and career development opportunities that enhance our employees' skills and abilities and ensure contemporary technical and functional skills and competencies such as innovation, collaboration and leadership. Examples of these programs include:

- Team Leader Development Program – A seven-week experiential development program that engages, teaches and empowers front-line plant leaders to apply continuous improvement methods, make sound business decisions, solve problems, and serve as a coach to their teams.
- Graduate Training Program (GTP) – A five-month development program designed to prepare university graduate engineers for a rewarding career in technical sales. The program prepares sales engineers to sell Trane's complex HVAC systems and energy services. The program, started in 1926, is recognized as the industry's most comprehensive training program and provides intensive technical, business, sales, and leadership training.
- Accelerated Development Program (ADP) – An early career rotational program focused on both functional and leadership development, designed to build a pipeline of strong talent for key roles in the organization. Participants rotate to multiple geographic locations and business units during the 2.5-year program, while completing diverse assignments, and receiving dedicated functional training and developmental experiences.
- Leadership Development – We invest in custom, key transition leadership development programs for our high potential talent. We partner with best-in-class external leadership development experts such as INSEAD, Center for Creative Leadership, and the NeuroLeadership Institute to deliver these programs globally each year. Additionally, we offer our Trane Technologies people leaders learning programs to develop their skills in leading their teams, such as building diverse and inclusive teams, increasing engagement, and coaching skills.
- Professional development – We have numerous online courses in professional development skills as varied as working virtually, resiliency, Microsoft Teams, unconscious bias, and strategic capability initiatives such as product management and other programs that support our strategy of being a world class lean enterprise.
- Dependent Scholarships – To support learning in our employees' families, we offer $2,500 scholarships to support their dependent children's pursuits beyond high school, whether for a traditional degree, or a trade certification.
- Compliance Training – Our Compliance Training curriculum covers key topics that are important to protect our Company, our people and our customers. Topics include certification in our Code of Conduct, Information Security, Understanding and Preventing Workplace Harassment and Expense Management. All salaried employees globally complete our annual compliance curriculum.

- Women's Leadership Development Programs
  - The Women in Action Leadership Program is a virtual, self-paced cohort program that provides women with access to content that promotes their leadership development skills.
  - The Women on the Rise (WOR) program is designed over eight-weeks to help empower, develop, connect and support emerging women leaders.
  - The Women's Leadership Program (WLP) is a cohort program for high potential talent that provides an opportunity to network with other senior women leaders, gain individual insights through an executive mentoring partnership and build leadership skills and confidence through a variety of learning components, speakers, experiences and assessments.

Employee Volunteerism

In 2023, our employees continued to participate in a variety of volunteer activities. Our global teams made meaningful contributions to their local communities through the Trane Technologies Foundation's existing non-profit relationships, as well as through business and personal affiliations. In Charlotte, NC, some of our Trane Commercial technicians spent days volunteering in the Urban League's HVAC training class to help equip future technicians with first-hand insights that will get them off to a strong start on their future jobs. In Minneapolis, MN, employees used sustainability lesson plans we developed to teach middle-schoolers about concepts like food loss, green buildings, decarbonization and supply chain logistics to lead thought-provoking in-class lessons. Employees in China took a two-day trek into extremely rural Guizhou province to spend a day introducing STEM educational concepts to under-resourced classrooms. And in Monterrey, MX, teams upfitted a local school with new equipment, paint, and furnishing for their first information technology (IT) lab.

Behind these and other local efforts is a network of 55 Purple Teams comprised of more than 100 local champions who cultivate the spirit of volunteerism and ensure alignment with our strategy. These colleagues span each of our businesses and all of the markets where we operate, providing local guidance and inspiration to drive meaningful engagement with communities around the world.

Employee Well-being

Trane Technologies believes employees that can thrive at work, at home and in their communities are our greatest asset. We integrate well-being into our culture through core global resources that support physical, social, emotional, and financial well-being. Several elements of our holistic well-being actions include:

- Giving 100% of our team members access to company-sponsored wellness offerings, including a global Employee Assistance Program and a global wellness platform covering an array of topics like mindfulness, resiliency, and nutrition.
- Offering financial relief through the Helping Hand program, an employee funded program created to help associates facing financial hardship immediately after a qualified disaster or an unforeseen personal hardship.
- Providing flex time and flex place policies and resources as well as supporting flexible work arrangements, and other approaches to support evolving employee needs.

We recognize the pervasiveness of mental health challenges facing employees and their families. We continue efforts to overcome mental health stigmas and promote a culture that encourages and supports open discussion about mental health issues. We implemented a global mental health training program targeted towards people leaders and available to all employees. This program highlights how to recognize and react to mental health concerns and leverage support resources.

Our enterprise Mental Well-Being Hub provides streamlined access to mental health resources and guidance for supporting others. It also leverages our global Employee Assistance Program to provide frequent communications targeted to concerns such as mental health, stress & burnout, relationships, childcare and education.

Competitive Pay and Benefits

Trane Technologies' compensation programs and policies are designed to align the compensation of our employees with the Company's performance and strategy: to attract and retain a talented workforce and to meet the needs of employees globally. We are committed to providing competitive and equitable wages and benefits that will allow our employees to thrive at work and at home. In addition, the structure of our compensation programs balance incentive earnings for both long-term and short-term performance with our annual incentive plan closely tied to our 2030 sustainability commitments, which includes environmental sustainability and diversity and inclusion efforts, in addition to financial goals.

Trane Technologies' benefit programs and policies are designed to support the well-being of employees and their families. Purpose-driven and locally relevant benefit programs are provided globally. In addition to core and competitive medical, welfare and retirement programs, we offer programs to support work-life balance and deliver benefits access and opportunity to all. Key actions taken in 2023 illustrate this commitment, including:

• Introduction of fertility treatment benefits and extension of coverage to domestic partners and their qualified dependents within the Company-sponsored U.S. medical and other benefit plans;

• Enhanced family support programs through expanded adoption and surrogacy benefit support as well as inclusive child and elder back-up care programs; and

• Introduction of Roth and student debt support features in 401(k) plans to support meaningful retirement saving and overall financial wellbeing.

Our proxy statement provides more detail on the competitive compensation and benefit programs we offer.

Employee Safety

In 2023, we continued our multi-year, world class safety record with a Lost-time Incident Rate of 0.09 and Recordable Rate below 0.81. We continue to revise and update our safety programs in response to the most meaningful and impactful activities for all global employees. In 2023, this included a global campaign on hand safety which reduced our overall hand injuries within our manufacturing locations and field operations.

We also continue to maintain all our locations globally as tobacco free workplaces.

AVAILABLE INFORMATION

We have used, and intend to continue to use, the homepage, the investor relations and the "News" section of our website (www.tranetechnologies.com), among other sources such as press releases, public conference calls and webcasts, as a means of disclosing additional information, which may include future developments regarding the Company and/or material non-public information. We encourage investors, the media, and others interested in our Company to review the information we make public in these locations on our website.

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

This Annual Report on Form 10-K, as well as our quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to all of the foregoing reports, are made available free of charge on our Internet website (www.tranetechnologies.com) as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission. The Board of Directors of our Company has also adopted and posted in the Investor Relations section of our website the Corporate Governance Guidelines and charters for each of the Board's standing committees. The contents of our website are not incorporated by reference in this report.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following is a list of our executive officers as of February 8, 2024.

NAME AND AGE	DATE OF SERVICE AS AN EXECUTIVE OFFICER	PRINCIPAL OCCUPATION AND OTHER INFORMATION FOR PAST FIVE YEARS
David S. Regnery (61)	8/5/2017	Chair of the Board (since January 2022); Chief Executive Officer and Director (since July 2021); President and Chief Operating Officer (January 2020 to June 2021); Executive Vice President (September 2017 to December 2019)
Christopher J. Kuehn (51)	6/1/2015	Executive Vice President and Chief Financial Officer (since July 2021); Senior Vice President and Chief Financial Officer (March 2020 to June 2021); Vice President and Chief Accounting Officer (June 2015 to February 2020)
Paul A. Camuti (62)	8/1/2011	Executive Vice President, Chief Technology Officer and Sustainability Officer (since January 2024); Executive Vice President and Chief Technology and Strategy Officer (January 2020 to January 2024); Senior Vice President, Innovation and Chief Technology Officer (August 2011 to December 2019)
Raymond D. Pittard (58)	7/1/2021	Executive Vice President, Chief Integrated Supply Chain Officer (since January 2024); Executive Vice President, Supply Chain, Engineering and Information Technology (July 2021 to January 2024); Transformation Office Leader (December 2019 to June 2021); Vice President, SBU President of Transport Solutions North America and EMEA (December 2013 to December 2019)
Evan M. Turtz (55)	4/3/2019	Senior Vice President and General Counsel (since April 2019); Secretary (since October 2013); Vice President (2008-2019); Deputy General Counsel, Industrial, General Counsel, CTS (2016-2019)
Keith A. Sultana (54)	10/12/2015	Senior Vice President, Supply Chain and Operational Services (since January 2020); Senior Vice President, Global Operations and Integrated Supply Chain (October 2015-December 2019)
Mairéad A. Magner (46)	1/6/2022	Senior Vice President, Chief Human Resources Officer (since January 2022); Vice President, Talent and Organization Capability (January 2018 to January 2022)
Donald E. Simmons (52)	1/4/2024	Group President, Americas (since January 2024); Americas Segment Leader and CHVAC Americas President (January 2022 to December 2023); President, CHVAC Americas (January 2020 to December 2021);Vice President, SBU President of CHVAC North America and EMEA (September 2017 to December 2019)
Mark A. Majocha (52)	12/1/2022	Vice President and Chief Accounting Officer (since December 2022); Vice President, Finance CHVAC Americas (April 2020-November 2022); Vice President, Corporate Development (July 2018 - April 2020)

No family relationship exists between any of the above-listed executive officers of our Company. All officers are elected to hold office for one year or until their successors are elected and qualified.

Item 1A. Risk Factors

Our business, financial condition, results of operations, and cash flows are subject to a number of risks that could cause the actual results and conditions to differ materially from those projected in forward-looking statements contained in this Annual Report on Form 10-K. The risks set forth below are those we consider most significant. We face other risks, however, that we do not currently perceive to be material which could cause actual results and conditions to differ materially from our expectations. You should evaluate all risks before you invest in our securities. If any of the risks actually occur, our business, financial condition, results of operations or cash flows could be adversely impacted. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

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RISKS RELATED TO ECONOMIC CONDITIONS

Our global operations subject us to economic risks.

Our global operations are dependent upon products manufactured, purchased and sold in the U.S. and internationally. These activities are subject to risks that are inherent in operating globally, including:

- changes in local laws and regulations including potential imposition of currency restrictions, new or changing tax laws, variations in monetary policies, and other restraints;
- limitation of ownership rights, including expropriation of assets by a local government, and limitation on the ability to repatriate earnings;
- sovereign debt crises and currency instability in developed and developing countries;
- trade protection measures such as import or export restrictions and requirements, the imposition of burdensome tariffs and quotas or revocation or material modification of trade agreements;
- difficulty in staffing and managing global operations including supply chain disruptions which may be exacerbated by pandemics or other public health crises, natural disasters, or other events affecting the supply of labor, materials and components;
- difficulty of enforcing agreements, collecting receivables and protecting assets through non-U.S. legal systems;
- national and international conflict, including war, civil disturbances and terrorist acts; and
- recessions, economic downturns, price instability, slowing economic growth and social and political instability.

These risks could increase our cost of doing business internationally, increase our counterparty risk, disrupt our operations, disrupt the ability of suppliers and customers to fulfill their obligations, limit our ability to sell products in certain markets and have a material adverse impact on our results of operations, financial condition, and cash flows.

Commodity and raw material shortages, supply chain risks and price increases could adversely affect our financial results.

We rely on suppliers to secure commodities, particularly steel and non-ferrous metals, and third-party parts and components required for the manufacture of our products. A disruption in deliveries from our suppliers or decreased availability of commodities and third-party parts and components could have an adverse effect on our ability to meet our commitments to customers, increase our operating costs, or impact timing and delivery of products and services. Disruptions have occurred due to the COVID-19 pandemic, geopolitical events, electronic parts shortages, supplier capacity constraints, labor shortages, port congestion, logistical problems, political unrest, and other issues. Some of these disruptions have resulted in supply chain constraints affecting our business including our ability to timely produce and ship our products. The unavailability of some commodities and third-party parts and components could have a material adverse impact on our results of operations and cash flows.

Volatility in the prices of commodities and third-party parts and components or the impact of inflationary increases could increase the costs of our products and services. We may not be able to pass on these costs to our customers and this could have a material adverse impact on our results of operations and cash flows. Conversely, in the event there is deflation, we may experience pressure from our customers to reduce prices. There can be no assurance that we would be able to reduce our costs (through negotiations with suppliers or other measures) to offset any such price concessions which could adversely impact results of operations and cash flows. While we use financial derivatives or supplier price locks to partially hedge against this volatility, by using these instruments we may potentially forego the benefits that might result from favorable fluctuations in prices and could experience lower margins in periods of declining commodity prices. In addition, while hedging activity may minimize near-term volatility of the commodity prices, it would not protect us from long-term commodity price increases.

Some of our purchases are from sole or limited source suppliers for reasons of cost effectiveness, uniqueness of design, or product quality. If these suppliers encounter financial or operating difficulties, we might not be able to quickly establish or qualify replacement sources of supply.

We face significant competition in the markets that we serve.

The markets that we serve are highly competitive. We compete worldwide with a number of other manufacturers and distributors that produce and sell similar products. There has been consolidation and new entrants (including non-traditional competitors) within our industries and there may be future consolidation and new entrants which could result in increased competition and significantly alter the dynamics of the competitive landscape in which we operate. Due to our global footprint we are competing worldwide with large companies and with smaller, local operators who may have customer, regulatory or economic advantages in the geographies in which they are located. In addition, some of our competitors may employ pricing and other strategies that are not traditional. While we understand our markets and competitive landscape, there is always the risk of disruptive technologies coming from companies that are not traditionally manufacturers or service providers of our products. As we integrate acquisitions into our portfolio of solutions, we may face new competitors in our target markets. We must continually innovate new or enhanced products and services to maintain and expand our brand recognition and market leadership position to effectively compete in the markets that we serve. A failure or inability to effectively address market trends and compete in our market may adversely affect demand for our products and services, which may cause a material adverse effect on our financial condition.

Our growth is dependent, in part, on the timely development, commercialization and acceptance of new and enhanced products and services.

We must efficiently and effectively innovate, develop and commercialize new and enhanced products and services in a rapidly changing technological and business environment in order to remain competitive in our current and future markets and in order to continue to grow our business. The timely development and commercialization of new products and services and the enhancement of existing products and services is required to meet our customer demands, market trends, and regulatory requirements. The ongoing refreshment of our product and service offerings portfolio requires strategic choices of a significant investment of resources, anticipation of the opportunity and risks of new technologies, and the ability to compete with others who may have superior resources in specific technology domains. We cannot provide any assurance that any new or enhanced product or service will be successfully commercialized in a timely manner, if ever, or, if commercialized, will result in returns greater than our investment. Investment in a product or service could divert our attention and resources from other projects that become more commercially viable in the market. We also cannot provide any assurance that any new or enhanced product or service will be accepted by our current and future markets. Failure to timely and accurately predict customer needs and preferences, anticipate regulatory conditions affecting current and future products, mitigate supply chain disruptions on new products, or our failure to develop new and enhanced products and services that are accepted by these markets could have a material adverse impact on our competitive position, operations, financial condition, and cash flows.

Capital and credit market conditions could adversely affect our business operations, investments, and financial performance.

Instability in U.S. and global capital and credit markets, including market disruptions, limited liquidity and interest rate volatility, or reductions in the credit ratings assigned to us by independent rating agencies could reduce our access to capital markets or increase the cost of funding our short and long term credit requirements. In particular, if we are unable to access capital and credit markets, or access them on terms that are acceptable to us, we may not be able to make certain investments or fully execute our business plans and strategies. If we were to raise funding through the issuance of equity securities, our shareholders would experience dilution of their existing ownership interest. If we were to raise significant additional funds by issuing debt, we could be subject to limitations on our operations due to restrictive covenants or rating agencies could downgrade our credit ratings or put them on negative watch.

Our suppliers and customers are also dependent upon the capital and credit markets. Limitations on the ability of customers, suppliers or financial counterparties to access credit at interest rates and on terms that are acceptable to them could lead to insolvencies of key suppliers and customers, limit or prevent customers from obtaining credit to finance purchases of our products and services and cause delays in the delivery of key products from suppliers.

The performance of the financial markets and interest rates can also impact the value of our defined benefit pension plans and other post-retirement benefit programs. Significant decreases in discount rate or investment losses on plan assets may increase our funding obligations, which may adversely affect our financial results. See Note 11 – "Pensions and Postretirement Benefits Other Than Pensions."

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Currency exchange rate fluctuations and other related risks may adversely affect our results.

We are exposed to a variety of market risks, including the effects of changes in currency exchange rates. See Part II Item 7A, "Quantitative and Qualitative Disclosure About Market Risk."

We have operations throughout the world that manufacture and sell products in various international markets. As a result, we are exposed to movements in exchange rates of various currencies against the U.S. dollar as well as against other currencies throughout the world.

Many of our non-U.S. operations have a functional currency other than the U.S. dollar, and their results are translated into U.S. dollars for reporting purposes. Therefore, our reported results will be higher or lower depending on the weakening or strengthening of the U.S. dollar against the respective foreign currency. Decreased strength of the U.S. dollar could also adversely affect the cost of raw materials, products, or services that we purchase from non-U.S. suppliers.

We use derivative instruments to partially hedge those material exposures that cannot be naturally offset. The instruments utilized are viewed as risk management tools and are not used for trading or speculative purposes. To minimize the risk of counterparty non-performance, derivative instrument agreements are made only through major financial institutions with significant experience in such derivative instruments.

We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

Changes in U.S. or foreign trade policies and other factors beyond our control may adversely impact our business and operating results

Changes in governmental policies on foreign trade, geopolitical tensions and trade disputes can disrupt supply chains and increase the cost of our products. This could cause our products to be more expensive for customers, which could reduce the demand for or attractiveness of such products. In addition, a geopolitical conflict in a region where we operate could disrupt our ability to conduct business operations in that region. Beyond tariffs and sanctions, countries also could adopt other measures, such as controls on imports or exports of goods, technology, or data, which could adversely affect our operations and supply chain and limit our ability to offer our products and services as intended. These kinds of restrictions could be adopted with little to no advanced notice, and we may not be able to effectively mitigate the adverse impacts from such measures. Political uncertainty surrounding trade or other international disputes also could have a negative impact on customer confidence and willingness to spend money, which could impair our future growth.

World geopolitical conflict, including the Russia Ukraine conflict, has created a humanitarian crisis, materially impacted economic activities, and may materially impact our global and regional operations.

The global economy has been negatively impacted by the military conflict between Russia and Ukraine. Governments including the U.S., United Kingdom, and those of the European Union have imposed export controls on certain products and financial and economic sanctions on certain industry sectors and parties in Russia which has triggered retaliatory sanctions by the Russian government and its allies. The outcome and future impacts of the conflict remain highly uncertain, continue to evolve and may grow more severe the longer the military action and sanctions remain in effect. Risks associated with the Russian-Ukrainian conflict, as well as other world geopolitical conflicts that have arisen or could arise in the future, include, but are not limited to, adverse effects on political developments and on general economic conditions, including inflation and consumer spending; disruptions to our supply chains; disruptions to our information systems, including through network failures, malicious or disruptive software, or cyberattacks; trade disruptions; energy shortages or rationing that may adversely impact our manufacturing facilities and consumer spending, particularly in Europe; rising fuel and/or rising costs of producing, procuring and shipping our products; our exposure to foreign currency exchange rate fluctuations; and constraints, volatility or disruption in the financial markets.

When Russia invaded Ukraine in February 2022, we immediately halted new orders and shipments into and out of Russia and Belarus. As of December 31, 2022, we had exited all business activity within these markets. To date, the Russia-Ukraine war has not had a material adverse effect on our business or financial performance.

We have no way to predict the progress or outcome of the situation in Ukraine. Until there is a peaceful resolution, the conflict could have a material adverse effect on our operations, results of operations, financial condition, liquidity, growth prospects and business outlook.

The full extent to which a resurgence of COVID-19, a new pandemic, or spread of new infectious diseases or other public health crises will affect us will depend on future developments that are highly uncertain and cannot be accurately predicted.

The COVID-19 pandemic has had widespread, rapidly evolving and unpredictable impacts on global society, economics, financial markets and business practices. Government efforts to contain COVID-19 have included travel bans and restrictions, quarantines, shelter in place orders and shutdowns. Our business and global operations have been impacted by supply chain delays, higher material costs and product prices, lower revenues for some quarters, and unfavorable foreign currency exchange rates. The COVID-19 pandemic has also at times affected our ability to obtain needed products and services, operate in certain locations, maintain our distribution channels, and attract and retain talent. We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business and geographies, including how it has and will impact our customers, team members, suppliers, vendors, business partners and distribution channels.

The extent to which COVID-19 or other widespread outbreaks of infectious disease or other public health crises may impact our business going forward will depend on factors such as the duration and scope of infections; governmental, business, and individuals' actions in response to the health crisis; travel and other restrictions; and the impact on economic activity including the possibility of financial market instability or recession. How a resurgence of COVID-19 or other public health crises will affect us will depend on future developments that are highly uncertain and cannot be accurately predicted. Such events may also exacerbate other risks discussed herein, any of which could have a material adverse effect on us.

RISKS RELATED TO LITIGATION

Material adverse legal judgments, fines, penalties or settlements could adversely affect our results of operations or financial condition.

We and certain of our subsidiaries are currently and may in the future become involved in legal and regulatory proceedings and disputes incidental to the operation of our business or the business operations of previously-owned entities. Our business may be adversely affected by the outcome of these proceedings and other contingencies (including, without limitation, contract claims or other commercial disputes, product liability, product defects, environmental matters, and asbestos-related matters) that cannot be predicted with certainty. Moreover, any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against the total aggregate amount of losses sustained as a result of such proceedings and contingencies. As required by generally accepted accounting principles in the United States, we establish reserves based on our assessment of contingencies. Subsequent developments in legal proceedings and other events could affect our assessment and estimates of the loss contingency recorded as a reserve and we may be required to make additional material payments, which could have a material adverse impact on our liquidity, results of operations, financial condition, and cash flows. See also Part I, Item 3, "Legal Proceedings," and Part II, Item 8, Consolidated Financial Statements Note 20, "Commitments and Contingencies."

The Aldrich and Murray Chapter 11 cases involve various risks and uncertainties that could have a material effect on us.

Our indirect wholly-owned subsidiaries Aldrich and Murray have each filed a voluntary petition for reorganization under the Bankruptcy Code in the Bankruptcy Court. The goal of these Chapter 11 filings is to resolve equitably and permanently all current and future asbestos-related claims in a manner beneficial to claimants, Aldrich and Murray through court approval of a plan of reorganization that would create a trust pursuant to section 524(g) of the Bankruptcy Code, establish claims resolution procedures for all current and future asbestos-related claims against Aldrich and Murray and channel such claims to the trust for resolution in accordance with those procedures. Such a resolution, if achieved, would likely include a channeling injunction to enjoin asbestos claims resolved in the Chapter 11 cases from being filed or pursued against us or our affiliates. The Chapter 11 cases remain pending as of February 8, 2024.

There are a number of risks and uncertainties associated with these Chapter 11 cases, including, among others, those related to:

- the ability to consummate the agreement in principle reached with the court appointed legal representative of future asbestos claimants (the FCR);

- the outcome of negotiations with the committee representing current asbestos claimants (ACC) and other participants in the Chapter 11 cases, including insurers, concerning the terms of a plan of reorganization, including the size and structure of a potential section 524(g) trust to pay the asbestos liability of Aldrich and Murray and the means for funding that trust, and the risk that the ACC will object to, and the risk that insurers will not support, a plan of reorganization having terms acceptable to Aldrich and Murray;

- the actions of representatives of the asbestos claimants, including the ACC's pursuit of certain causes of action against us, following the Bankruptcy Court's grant of the ACC's motion seeking standing to investigate and pursue certain causes of action at a hearing held on January 27, 2022, and other potential actions by the ACC in opposition to, or otherwise inconsistent with, the efforts by Aldrich and Murray to diligently prosecute the Chapter 11 cases and ultimately seek Bankruptcy Court approval of a plan of reorganization;

- the decisions of the Bankruptcy Court relating to numerous substantive and procedural aspects of the Chapter 11 cases, including in connection with a proceeding by Aldrich and Murray to estimate their aggregate liability for asbestos claims, following the Bankruptcy Court's grant of their motion seeking such a proceeding, and other efforts by Aldrich and Murray to diligently prosecute the Chapter 11 cases and ultimately seek Bankruptcy Court approval of a plan of reorganization, whether such decisions are in response to actions of representatives of the asbestos claimants or otherwise;

- the ultimate determination of the asbestos liability of Aldrich and Murray to be satisfied under a plan of reorganization pursuant to the court-approved estimation proceeding;

- the ability of Aldrich and Murray to obtain the necessary approvals of the Bankruptcy Court or the United States District Court for the Western District of North Carolina (the District Court) of a plan of reorganization;

- the decisions of the appellate courts regarding any orders of the Bankruptcy Court or the District Court that may be appealed, including the Bankruptcy Court's order dated December 28, 2023 denying the motions to dismiss the Chapter 11 cases brought by the ACC and certain individual claimants and any orders of the Bankruptcy Court or District Court approving a plan of reorganization;

- any orders approving a plan of reorganization and issuing the channeling injunction not becoming final and non-appealable;

- the terms and conditions of any plan of reorganization that is ultimately confirmed in the Chapter 11 cases;

- delays in the confirmation or effective date of a plan of reorganization due to factors beyond the Company's control; and

- the risk that the ultimate amount required under any final plan of reorganization may exceed the amounts agreed to with the FCR in the Plan.

The ability of Aldrich and Murray to successfully reorganize and resolve their asbestos liabilities will depend on various factors, including their ability to reach agreements with representatives of the asbestos claimants on the terms of a plan of reorganization that satisfies all applicable legal requirements and to obtain the requisite court approvals of such plan, and remains subject to the risks and uncertainties described above. We cannot ensure that Aldrich and Murray can successfully reorganize, nor can we give any assurances as to the amount of the ultimate obligations under the Funding Agreements or any plan of reorganization, or the resulting impact on our financial condition, results of operations or future prospects. We also are unable to predict the timing of any of the foregoing matters or the timing for a resolution of the Chapter 11 cases, all of which could have an impact on us.

It also is possible that, in the Chapter 11 cases, various parties will be successful in bringing claims against us and other related parties, including by successfully challenging the 2020 corporate restructuring, consolidating entities and/or raising allegations that we are liable for the asbestos-related liabilities of Aldrich and Murray as set forth in certain pleadings filed by the ACC in the Chapter 11 cases. Although we believe we have no such responsibility for liabilities of Aldrich and Murray, except indirectly through our obligation to provide funding to Aldrich and Murray under the terms of the Funding Agreements, we cannot provide assurances that such claims will not be successful.

In sum, the outcome of the Chapter 11 cases is uncertain and there is uncertainty as to what extent we may have to contribute to a section 524(g) trust under the Funding Agreements.

For detailed information on the bankruptcy cases of Aldrich and Murray, see Part I, Item 1, "Business - Asbestos-Related Matters," Part I, Item 3, "Legal Proceedings," Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Significant Events," and Part II, Item 8, Consolidated Financial Statements, Note 1, "Description of Company," and Note 20, "Commitments and Contingencies."

RISKS RELATED TO CYBERSECURITY AND TECHNOLOGY

We are subject to risks relating to our information technology systems.

We rely extensively on information technology systems, some of which are supported by third party vendors including cloud-based systems and managed service providers, to manage and operate our business. We invest in new information technology systems designed to improve our operations. These information technology systems can be damaged, disrupted or shut down due to cyberattacks, computer viruses, ransomware, human error or malfeasance (including by employees), power outages, hardware failures, telecommunication or utility failures, catastrophes or other unforeseen events. If these systems cease to function properly, if these systems experience security breaches or disruptions or if these systems do not provide the anticipated benefits or if we are unable to commit sufficient resources to maintain and enhance our information technology infrastructure to keep pace with continuous development in information processing technology, our ability to manage our operations could be impaired, which could have a material adverse impact on our results of operations, financial condition, and cash flows.

Security breaches or disruptions of the technology systems, infrastructure or products of the Company or our vendors could negatively impact our business and financial results.

Our information technology systems, networks and infrastructure and technology embedded in certain of our control products have been and are at risk to cyber attacks and unauthorized security intrusions. From time to time, vulnerabilities in our products are discovered and updates are made available, but customers are at risk until those updates are applied or other mitigating actions are taken by customers to protect their systems and networks. Like other large companies, certain of our information technology systems and the systems of our vendors have been subject to computer viruses, malicious code, unauthorized access, phishing attempts, denial-of-service attacks and other cyber attacks and we expect that we and our vendors will be subject to similar attacks in the future. We and some of our third-party suppliers have experienced cyber-based attacks, and, due to the evolving threat landscape, may continue to experience attacks, potentially with more frequency and severity. We continue to make investments and adopt measures designed to enhance our protection, detection, response, and recovery capabilities, and to mitigate potential risks to our technology, products, services and operations from potential cyber-attacks.

The methods used to obtain unauthorized access, disable or degrade service, or sabotage information technology systems are constantly changing and evolving. Despite having instituted security policies and business continuity plans, and implementing and regularly reviewing and updating processes and procedures to protect against unauthorized access and requiring similar protections from our vendors, the ever-evolving threats mean we are continually evaluating and adapting our systems and processes and ask our vendors to do the same, and there is no guarantee that such systems and processes will be adequate to safeguard against all data security breaches or misuses of data. Hardware, software or applications we develop or obtain from third parties sometimes contain defects in design or deployment or other problems that could unexpectedly result in security breaches or disruptions. Open source software components embedded into certain software that we use has in the past contained vulnerabilities and others may be discovered in the future. Such vulnerabilities can expose our systems to malware or allow third party access to data. While these issues are not specific to our Company, we are required to take action when such vulnerabilities are identified including patching and modification to certain of our products and enterprise systems. To date, there has been no material business impact from such vulnerabilities, but we continue to monitor these issues and our responses are ongoing. Our systems, networks and certain of our control products and those of our vendors are at risk to system damage, malicious attacks from hackers, employee errors or misconduct, viruses, power and utility outages, and other catastrophic events. Any of these incidents could cause significant harm to our business by negatively impacting our business operations, compromising the security of our proprietary information or the personally identifiable information of our customers, employees and business partners which may be subject to privacy and security laws, regulations and other controls. These events potentially expose us to litigation or other legal actions against us or the imposition of penalties, fines, fees or liabilities. Such events could have a material adverse impact on our results of operations, financial condition and cash flows and could damage our reputation which could adversely affect our business. Our insurance coverage may not be adequate to cover all the costs related to a cybersecurity attack or disruptions resulting from such attacks. Customers are increasingly requiring cybersecurity protections and mandating cybersecurity standards in our products, and we may incur additional costs to comply with such demands.

Data privacy and protection laws are evolving and present increasing compliance challenges.

The regulatory environment surrounding data privacy and protection is increasingly demanding, with the frequent imposition of new and changing requirements across businesses and geographic areas. We are required to comply with complex regulations when collecting, transferring and using personal data, which increases our costs, affects our competitiveness and can expose us to substantial fines or other penalties.

Intellectual property infringement claims of others and the inability to protect our intellectual property rights could harm our competitive position.

Our intellectual property (IP) rights are important to our business and include numerous patents, trademarks, copyrights, trade secrets, proprietary technology, technical data, business processes, and other confidential information. Although in aggregate we consider our intellectual property rights to be valuable to our operations, we do not believe that our business is materially dependent on a single intellectual property right or any group of them. In our opinion, engineering, production skills and experience are more responsible for our market position than our patents and/or licenses.

Nonetheless, this intellectual property may be subject to challenge, infringement, invalidation or circumvention by third parties. Despite extensive security measures, our intellectual property may be subject to misappropriation through unauthorized access of our information technology systems, employee theft, or theft by private parties or foreign actors, including those affiliated with or controlled by state actors. Our business and competitive position could be harmed by such events. Our ability to protect our intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are inadequate or undeveloped. Our inability to enforce our IP rights under any of these circumstances could have an impact on our competitive position and business.

RISKS RELATED TO REGULATORY MATTERS

Our reputation, ability to do business and results of operations could be impaired by improper conduct by any of our employees, agents or business partners.

We are subject to regulation under a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies, including laws related to anti-corruption, anti-human trafficking, anti-bribery, export and import compliance, anti-trust, cybersecurity, data privacy, and money laundering, due to our global operations. We cannot provide assurance our internal controls will always protect us from the improper conduct of our employees, agents and business partners. Any violations of law or improper conduct could damage our reputation and, depending on the circumstances, subject us to, among other things, civil and criminal penalties, material fines, equitable remedies (including profit disgorgement and injunctions on future conduct), securities litigation and a general loss of investor confidence, any one of which could have a material adverse impact on our business prospects, financial condition, results of operations, cash flows, and the market value of our stock.

Our operations are subject to regulatory risks.

Our U.S. and non-U.S. operations are subject to a number of laws and regulations, including among others, laws related to the environment, commercial trade, and health and safety. We have made, and will be required to continue to make, significant expenditures to comply with these laws and regulations. Any violations of applicable laws and regulations could lead to significant penalties, fines or other sanctions. Changes in current laws and regulations could require us to increase our compliance expenditures, cause us to significantly alter or discontinue offering existing products and services or cause us to develop new products and services. Altering current products and services or developing new products and services to comply with changes in the applicable laws and regulations could require significant research and development investments, increase the cost of providing the products and services and adversely affect the demand for our products and services. The U.S. federal government and various states and municipalities have enacted or may enact legislation intended to deny government contracts to U.S. companies that reincorporate outside of the U.S. or have reincorporated outside of the U.S or may take other actions negatively impacting such companies. If we are unable to effectively respond to changes to applicable laws and regulations, interpretations of applicable laws and regulations, or comply with existing and future laws and regulations, our competitive position, results of operations, financial condition and cash flows could be materially adversely impacted.

Global climate change and related regulations could negatively affect our business.

Climate change presents immediate and long-term risks to our Company and to our customers, with the risks expected to increase over time, including, among others, acute physical risks (such as flooding, hurricanes, or wildfires) or chronic physical risks (such as droughts, heat waves, or sea level changes). Our products and operations are subject to and affected by environmental regulation by federal, state and local authorities in the U.S. and regulatory authorities with jurisdiction over our international operations, including with respect to the use, storage, and dependence upon refrigerants which are considered greenhouse gases. Refrigerants are essential to many of our products and there is concern regarding the global warming potential of such materials. As such, national, regional and international regulations and policies are being implemented to curtail the use of certain refrigerants. Some of these regulations could have a negative competitive impact on our company by requiring us to make costly changes to our products. As regulations reduce the use and potential availability of the current class of widely used refrigerants, we are developing and selling our next generation products that utilize lower global warming potential solutions. There can be no assurance that climate change or environmental regulation or deregulation will not have a negative competitive impact on our ability to sell our products or that economic returns will match the investment that we are making in new product development. We face increasing complexity related to product design, the availability and use of regulated materials, the associated energy consumption and efficiency related to the use of products, the transportation and shipping of products, climate change regulations, and the reuse, recycling and/or disposal of products and their components at end-of-use or useful life as we adjust to new and future requirements relating to our transition to a more circular economy. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Such regulatory uncertainty extends to future incentives for energy efficient buildings and vehicles and costs of compliance, which may impact the demand for our products, obsolescence of our products and our results of operations.

Our climate commitment requires us to offer a full line of next generation products by 2030 without compromising safety or energy efficiency. Additionally, in 2019, we announced our 2030 commitment which targets reducing one gigaton – one billion metric tons – of carbon emissions (CO2e) from our customers' footprint by 2030. While we are committed to pursuing these sustainability objectives, there can be no assurance that we will successfully achieve our commitments. Failure to meet these commitments could result in reputational and other harm to our company. Changes regarding climate risk management and practices may result in higher regulatory, compliance risks and costs.

RISKS RELATED TO OUR BUSINESS OPERATIONS

Our business strategy includes acquiring businesses, product lines, technologies and capabilities, plants and other assets, entering into joint ventures and making investments that complement our existing businesses. We also occasionally divest businesses that we own. We may not identify acquisition or joint venture candidates or investment opportunities at the same rate as the past. Acquisitions, dispositions, joint ventures and investments that we identify could be unsuccessful or consume significant resources, which could adversely affect our operating results.

We continue to analyze and evaluate the acquisition and divestiture of strategic businesses and product lines, technologies and capabilities, plants and other assets, joint ventures and investments with the potential to, among other things, strengthen our industry position, enhance our existing set of product and services offerings, increase productivity and efficiencies, grow revenues, earnings and cash flow, help us stay competitive or reduce costs. There can be no assurance that we will identify or successfully complete transactions with suitable candidates in the future, that we will consummate these transactions at rates similar to the past or that completed transactions will be successful. Strategic

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transactions may involve significant cash expenditures, debt incurrence, operating losses and expenses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Such transactions involve numerous other risks, including:

- diversion of management time and attention from daily operations;
- difficulties integrating acquired businesses, technologies and personnel into our business, including doing so without high costs;
- difficulties in obtaining and verifying the financial statements and other business and other due diligence information of acquired businesses;
- inability to obtain required regulatory approvals and/or required financing on favorable terms;
- potential loss of key employees, key contractual relationships or key customers of either acquired businesses or our business;
- assumption of the liabilities and exposure to unforeseen or undisclosed liabilities of acquired businesses and exposure to regulatory sanctions;
- inheriting internal control deficiencies;
- dilution of interests of holders of our common shares through the issuance of equity securities or equity-linked securities; and
- in the case of joint ventures and other investments, interests that diverge from those of our partners without the ability to direct the management and operations of the joint venture or investment in the manner we believe most appropriate to achieve the expected value.

Any acquisitions, divestitures, joint ventures or investments may ultimately harm our business, financial condition, results of operations and cash flows. There are additional risks related to our Reverse Morris Trust transaction, see Part IA, Item 1A, "Risk Factors - Risks Related to the Transactions" for more information.

Natural disasters, epidemics or other unexpected events may disrupt our operations, adversely affect our results of operations and financial condition, and may not be fully covered by insurance.

The occurrence of one or more catastrophic events including hurricanes, fires, earthquakes, floods and other forms of severe weather, health epidemics or pandemics or other contagious outbreaks or other catastrophic events, including wars, conflicts, or terrorism in the U.S. or in other countries in which we operate or are located could adversely affect our operations and financial performance. Natural disasters, power outages, health epidemics or pandemics or other contagious outbreaks or other unexpected events, including wars, conflicts, or acts of terrorism, could result in physical damage to and complete or partial closure of one or more of our plants, temporary or long-term disruption of our operations by causing business interruptions, material scarcity, price volatility or supply chain disruptions. Climate change is a risk multiplier with respect to these physical disasters in both frequency and severity and may affect our global business operations as a result. Existing insurance arrangements may not provide full protection for the costs that may arise from such events, particularly if such events are catastrophic in nature or occur in combination. The occurrence of any of these events could increase our insurance and other operating costs or harm our sales in affected areas.

Our business success depends on attracting, developing, and retaining highly qualified talent.

The skills, experience, and industry knowledge of our employees significantly benefit our operations and performance. The market for employees and leaders with certain skills and experiences is very competitive, and difficulty attracting, developing, and retaining members of our management team and key employees could have a negative effect on our business, operating results, and financial condition. Maintaining a positive and inclusive culture and work environment, offering attractive compensation, benefits, and development opportunities, and effectively implementing processes and technology that enable our employees to work effectively and efficiently are important to our ability to attract and retain employees.

Our business may be adversely affected by temporary work stoppages, union negotiations, labor disputes and other matters associated with our labor force.

Certain of our employees are covered by collective bargaining agreements or works councils. We experience from time-to-time temporary work stoppages, union negotiations, labor disputes and other matters associated with our labor force and some of these events could result in significant increases in our cost of labor, impact our productivity or damage our reputation. Additionally, a work stoppage at one of our suppliers could materially and adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers could also result in reduced demand for our products.

RISKS RELATING TO TAX MATTERS

Changes in tax or other laws, regulations or treaties, changes in our status under U.S. or non-U.S. laws or adverse determinations by taxing or other governmental authorities could increase our tax burden or otherwise affect our financial condition or operating results, as well as subject our shareholders to additional taxes.

The taxes associated with our operations and corporate structure could be impacted by changes in tax or other laws, treaties or regulations or the interpretation or enforcement thereof by the U.S. or non-U.S. tax or other governmental authorities. Even after legislation is enacted, further guidance, regulations and technical corrections pertaining to the legislation continue to be issued by the tax authorities, some of which may have retroactive application. We continue to monitor and review new guidance and regulations as they are issued, as any changes could have a material adverse effect on our financial statements. In addition, governmental authorities are actively engaged in formulating new legislative proposals. Any future legislative changes to the tax laws and judicial or regulatory interpretation thereof, the geographic mix of earnings, changes in overall profitability, and other factors could also materially impact our effective tax rate.

We continue to monitor for other tax changes, U.S. (including state and local) and non-U.S. related, which can also adversely impact our overall tax burden. From time to time, proposals have been made and/or legislation has been introduced to change the tax laws, regulations or interpretations thereof of various jurisdictions or limit tax treaty benefits that if enacted or implemented could materially increase our tax burden and/or effective tax rate and could have a material adverse impact on our financial condition and results of operations. Moreover, the Organisation for Economic Co-operation and Development (OECD) has released proposals to create an agreed set of international rules for fighting base erosion and profit shifting, including Pillar One and Pillar Two, such that tax laws in countries in which we do business could change on a prospective or retroactive basis, and any such changes could adversely impact us. On December 12, 2022, the European Union (EU) Member States agreed in principle on the introduction of a global minimum tax rate (proposed 15% minimum tax rate). On December 18, 2023, Ireland enacted laws related to this minimum tax, effective January 1, 2024. We are continuing to evaluate the potential impacts of proposed and enacted legislative changes, in Ireland and elsewhere. We anticipate an increase to our global effective tax rate related to these changes.

In addition to the above, the European Commission has been very active in investigating whether various tax regimes or private tax rulings provided by a country to particular taxpayers may constitute State Aid. We cannot predict the outcome of any of these potential changes or investigations in any of the jurisdictions, but if any of the above occurs and impacts us, this could materially increase our tax burden and/or effective tax rate and could have a material adverse impact on our financial condition and results of operations.

While we monitor proposals and other developments that would materially impact our tax burden and/or effective tax rate and investigate our options, we could still be subject to increased taxation on a prospective basis no matter what action we undertake if certain legislative proposals or regulatory changes are enacted, certain tax treaties are amended and/or our interpretation of applicable tax or other laws is challenged and determined to be incorrect. In particular, any changes and/or differing interpretations of applicable tax law that have the effect of disregarding the shareholders' decision to reorganize in Ireland, limiting our ability to take advantage of tax treaties between jurisdictions, modifying or eliminating the deductibility of various currently deductible payments, or increasing the tax burden of operating or being resident in a particular country could subject us to increased taxation.

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In addition, tax authorities periodically review tax returns filed by us and can raise issues regarding our filing positions, timing and amount of income or deductions, and the allocation of income among the jurisdictions in which we operate. These examinations on their own, or any subsequent litigation related to the examinations, may result in additional taxes or penalties against us. If the ultimate result of these audits differs from our original or adjusted estimates, they could have a material impact on our tax provision.

RISKS RELATED TO OUR REVERSE MORRIS TRUST TRANSACTION

On February 29, 2020 (Distribution Date), we completed our Reverse Morris Trust transaction (the Transaction) with Gardner Denver Holdings, Inc. (Gardner Denver, which changed its name to Ingersoll Rand Inc. (Ingersoll Rand) after the Transaction) whereby we distributed Ingersoll-Rand U.S. HoldCo, Inc., which contained our former Industrial segment (Ingersoll Rand Industrial) through a pro rata distribution (the Distribution) to shareholders of record as of February 24, 2020 (Spin-off Shareholders). Ingersoll Rand Industrial then merged with a wholly-owned subsidiary of Ingersoll Rand. Upon close of the Transaction, the Spin-off Shareholders received approximately 50.1% of the shares of Ingersoll Rand common stock on a fully-diluted basis and Gardner Denver shareholders retained approximately 49.9% of the shares of Ingersoll Rand on a fully diluted basis. As a result, Spin-off Shareholders received 0.8824 shares of Ingersoll Rand common stock with respect to each share of our stock owned as of February 24, 2020. In connection with the Transaction, we received a special cash payment of $1.9 billion.

If the Distribution as part of our Reverse Morris Trust Transaction is determined to be taxable for Irish tax purposes, significant Irish tax liabilities may arise for the Spin-off Shareholders.

We received an opinion from Irish Revenue regarding certain tax matters associated with the Distribution, as well as a legal opinion from our Irish counsel Arthur Cox LLP, regarding certain Irish tax consequences of the Distribution for the Spin-off Shareholders. For the Spin-off Shareholders who are not resident or ordinarily resident in Ireland for Irish tax purposes and who do not hold their shares in connection with a trade or business carried on by such Spin-off Shareholders through an Irish branch or agency, we consider, based on both opinions taken together, that no adverse Irish tax consequences for such Spin-off Shareholders should have arisen. These opinions relied on certain facts and assumptions and certain representations. Notwithstanding the opinion from Irish Revenue, Irish Revenue could ultimately determine on audit that the Distribution is taxable for Irish tax purposes, for example, if it determines that any of these facts, assumptions or representations are not correct or have been violated. A legal opinion represents the tax adviser's best legal judgment and is not binding on Irish Revenue or the courts and Irish Revenue or the courts may not agree with the legal opinion. In addition, the legal opinion is based on current law and cannot be relied upon if current law changes with retroactive effect. If the Distribution ultimately is determined to be taxable for Irish tax purposes, we and the Spin-off Shareholders could have significant Irish tax liabilities as a result of the Distribution, and there could be a material adverse impact on our business, financial condition, results of operations and cash flows in future reporting periods.

If the Distribution together with certain related transactions do not qualify as tax-free under Sections 355 and 368(a) of the Internal Revenue Code, including as a result of subsequent acquisitions of stock of the Company or Ingersoll Rand, then the Company and the Spin-off Shareholders may be required to pay substantial U.S. federal income taxes, and Ingersoll Rand may be obligated to indemnify the Company for such taxes imposed on the Company.

At the time of the Distribution, we received an opinion from our U.S. tax counsel Paul, Weiss, Rifkind, Wharton & Garrison LLP (Paul Weiss) substantially to the effect that, for U.S. federal income tax purposes, the Distribution together with certain related transactions undertaken in anticipation of the Distribution and taking into account the merger of Ingersoll Rand Industrial with the wholly-owned subsidiary of Ingersoll Rand will qualify as a tax-free transaction under Sections 368(a), 361 and 355 of the Internal Revenue Code (the Code), with the result that we and the Spin-off Shareholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the spin-off. The opinion of our counsel was based on, among other things, certain representations and assumptions as to factual matters made by Ingersoll Rand, Ingersoll Rand Industrial and the Company. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinion of counsel. An opinion of counsel represents counsel's best legal judgment, is not binding on the Internal Revenue Service (IRS) or the courts, and the IRS or the courts may not agree with the opinion. In addition, an opinion will be based on current law, and cannot be relied upon if current law changes with retroactive effect. If the Distribution, and/or related internal transactions in anticipation of the Distribution ultimately are determined to be taxable, we could incur significant U.S. federal income tax liabilities, which could cause a material adverse impact on our business, financial condition, results of operations and cash flows in future reporting periods, although if this determination resulted from certain actions taken by Ingersoll Rand Industrial or Ingersoll Rand, Ingersoll Rand would be required to bear the cost of any resultant tax liability pursuant to the terms of the Tax Matters Agreement dated February 29, 2020, among Ingersoll-Rand Plc, Ingersoll-Rand Lux International Holding Company S.à r.l, Ingersoll-Rand Services Company, Ingersoll-Rand U.S. HoldCo, Inc., and Gardner Denver Holdings, Inc. (Tax Matters Agreement).

The Distribution will be taxable to the Company pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership of either the Company or Ingersoll Rand Industrial, directly or indirectly (including through such a change in ownership of Ingersoll Rand), as part of a plan or series of related transactions that include the Distribution. A Section 355(e) change of ownership would not make the Distribution taxable to the Spin-off Shareholders, but instead may result in corporate-level taxable gain to certain of our subsidiaries. Because the Spin-off Shareholders will collectively be treated as owning more than 50% of the Ingersoll Rand common stock following the merger, the merger alone should not cause the Distribution to be taxable to our subsidiaries under Section 355(e). However, Section 355(e) might apply if other acquisitions of stock of the Company before or after the merger, or of Ingersoll Rand before or after the merger, are considered to be part of a plan or series of related transactions that include the Distribution together with certain related transactions. If Section 355(e) applied, certain of our subsidiaries might recognize a very substantial amount of taxable gain, although if this applied as a result of certain actions taken by Ingersoll Rand Industrial, Ingersoll Rand or certain specified Ingersoll Rand stockholders, Ingersoll Rand would be required to bear the cost of any resultant tax liability under Section 355(e) pursuant to the terms of the Tax Matters Agreement.

If the merger does not qualify as a tax-free reorganization under Section 368(a) of the Code, the Spin-off Shareholders may be required to pay substantial U.S. federal income taxes.

On the Distribution Date, we have received an opinion from Paul Weiss, and Ingersoll Rand received an opinion from their counsel Simpson Thacher & Bartlett LLP, substantially to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code with the result that U.S. holders of Ingersoll Rand Industrial common stock who received Ingersoll Rand common stock in the merger will not recognize any gain or loss for U.S. federal income tax purposes (except with respect to cash received in lieu of fractional shares of Ingersoll Rand common stock). These opinions were based upon, among other things, certain representations and assumptions as to factual matters made by Ingersoll Rand, the Company, Ingersoll Rand Industrial and the merger subsidiary used by Ingersoll Rand. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinions. An opinion of counsel represents counsel's best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinions are based on current law, and cannot be relied upon if current law changes with retroactive effect. If the merger were taxable, U.S. holders of the common stock of Ingersoll Rand Industrial would be considered to have made a taxable sale of their Ingersoll Rand Industrial common stock to Ingersoll Rand, and such U.S. holders of Ingersoll Rand Industrial would generally recognize taxable gain or loss on their receipt of Ingersoll Rand common stock in the merger.

RISKS RELATED TO OUR IRISH DOMICILE

Irish law differs from the laws in effect in the United States and may afford less protection to holders of our securities.

The United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As such, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on U.S. federal or state civil liability laws, including the civil liability provisions of the U.S. federal or state securities laws, or hear actions against us or those persons based on those laws.

As an Irish company, we are governed by the Irish Companies Act, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions, indemnification of directors and shareholder lawsuits. Likewise, the duties of directors

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and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States. In addition, Irish law does not allow for any form of legal proceedings directly equivalent to the class action available in the United States.

Irish law allows shareholders to authorize share capital which then can be issued by a board of directors without shareholder approval. Also, subject to specified exceptions, Irish law grants statutory pre-emptive rights to existing shareholders to subscribe for new issuances of shares for cash but allows shareholders to authorize the waiver of the statutory pre-emptive rights with respect to any particular allotment of shares. Under Irish law, we must have authority from our shareholders to issue any shares, including shares that are part of the Company's authorized but unissued share capital. In addition, unless otherwise authorized by its shareholders, when an Irish company issues shares for cash to new shareholders, it is required first to offer those shares on the same or more favorable terms to existing shareholders on a pro-rata basis. If we are unable to obtain these authorizations from our shareholders or are otherwise limited by the terms of our authorizations, our ability to issue shares or otherwise raise capital could be adversely affected.

Dividends received by our shareholders may be subject to Irish dividend withholding tax.

In certain circumstances, we are required to deduct Irish dividend withholding tax (currently at the rate of 25%) from dividends paid to our shareholders. In the majority of cases, shareholders resident in the United States will not be subject to Irish withholding tax, and shareholders resident in a number of other countries will not be subject to Irish withholding tax provided that they complete certain Irish dividend withholding tax forms. However, some shareholders may be subject to withholding tax, which could have an adverse impact on the price of our shares.

Dividends received by our shareholders could be subject to Irish income tax.

Dividends paid in respect of our shares will generally not be subject to Irish income tax where the beneficial owner of these dividends is exempt from dividend withholding tax, unless the beneficial owner of the dividend has some connection with Ireland other than his or her shareholding in Trane Technologies plc.

Our shareholders who receive their dividends subject to Irish dividend withholding tax will generally have no further liability to Irish income tax on the dividends unless the beneficial owner of the dividend has some connection with Ireland other than his or her shareholding in Trane Technologies plc.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We maintain a cybersecurity risk assessment program and framework as set forth in our cybersecurity policies and standards. The foundation of our cybersecurity program is based on the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, which includes a set of controls to prevent, detect, and respond to cybersecurity threats and incidents. These controls include constant monitoring, log collection and analysis, threat hunting and intelligence surveillance, and regular vulnerability scans/penetration tests. Additionally, in furtherance of assessing, identifying and managing material cybersecurity risks, we:

- Leverage technology solutions, including proactive detection tools, to protect our assets and detect threats in our environment;
- Perform regular internal assessments of our cybersecurity program against the NIST Cybersecurity Framework. The results of these assessments are then reviewed and, based on such findings, action plans are developed and progress tracked through completion;

- Analyze both internal and external cybersecurity incidents and related threat intelligence to determine applicability to our environment and industry. Findings from such analyses are then reviewed and utilized to create action plans where applicable and relevant to our environment and industry;

- Maintain an enterprise-wide disaster recovery governance program, which includes cybersecurity-related disaster recovery standards and compliance procedures related thereto;

- Regularly perform cybersecurity-related disaster recovery testing to ensure that the Company's mission-critical systems are recoverable, in support of the business continuity needs of our various business lines; and

- Integrate each of our business and corporate groups with our internal cybersecurity team to ensure cybersecurity requirements are embedded into operating environments as appropriate, which drives business strategies, budgeting, and similar processes. In addition, senior and executive management, as well as our Board of Directors, regularly review our financial planning processes for these areas, inclusive of our cybersecurity programs.

Any changes or additions to our cybersecurity risk assessment program and related practices and procedures described above in response to cybersecurity needs are reviewed by our executive management, Board of Directors and Audit Committee.

We regularly engage independent third-parties and auditors to assess our cybersecurity program and practices and assist in the mitigation of risk. The effectiveness of our cybersecurity environment is regularly tested by internal personnel and these third-parties. These assessments are performed in connection with standards and requirements under the Payment Card Industry (PCI) data security standard, Sarbanes-Oxley Act (SOX), and the U.S. Department of Defense, cybersecurity capability maturity benchmarking and voluntary certifications by us, such as the Service Organization Control Type 2 (SOC 2). The results of these audits and assessments are promptly reviewed and enhancements are made to our cybersecurity program and practices based on such findings as appropriate. We also maintain a cybersecurity third party risk management program which evaluates systems and applications hosted by external parties for cybersecurity risks and assesses the security posture and features of those services. The program includes initial review, ongoing monitoring and contractual agreements with cybersecurity requirements to ensure third party services meet our standards for such providers, and the cybersecurity risks associated with the use of these services is acceptable.

Like other comparable-sized companies, our information technology systems, networks and infrastructure and technology embedded in certain of our control products have been and may continue to be vulnerable to cyber-attacks and unauthorized security intrusions. These types of attacks may include computer viruses, malicious code, unauthorized access, phishing attempts, denial-of-service attacks, among others. For more information about these and other cybersecurity risks faced by us, see Part IA, Item 1A, "Risk Factors - Risks Related to Cybersecurity and Technology."

Our Board of Directors has ultimate oversight for risks relating to our cybersecurity program and practices and receives regular updates from our internal cybersecurity team on cybersecurity risks and threats. In addition, our Audit Committee provides Board-level oversight for management's actions with respect to practices, procedures and controls used to identify, assess and manage our key cybersecurity programs and risks. We also maintain an Enterprise Risk Intelligence Committee (ERIC), a management-level cross-functional group designed to monitor and mitigate risks, including cybersecurity risks, that pose a threat to our strategic objectives. The ERIC is charged with providing guidance and direction for integrating enterprise risk intelligence with important business processes, such as strategic planning, business forecasting, operational management, and investment allocation to ensure consistent consideration of risks in decision making. Finally, we maintain an Enterprise Cybersecurity Governance Committee that presents updates on cybersecurity initiatives, known and emerging issues and risks, and program updates to a cross-section of our senior management.

Item 2. Properties

As of December 31, 2023, we owned or leased approximately 29 million square feet of space worldwide. Manufacturing and assembly operations are conducted in 39 plants across the world. We also maintain various warehouses, offices, technology centers, and repair centers throughout the world. The majority of our plant facilities are owned by us with the remainder under long-term lease arrangements. We believe that our plants have been well maintained, are generally in good condition and are suitable for conducting our business.

The locations by segment of our principal plant facilities at December 31, 2023 were as follows:

AMERICAS	EMEA	ASIA PACIFIC
Arecibo, Puerto Rico	Barcelona, Spain	Bangkok, Thailand
Charlotte, North Carolina	Bari, Italy	Taicang, China
Clarksville, Tennessee	Charmes, France	Wujiang, China
Columbia, South Carolina	Conselve, Italy	Zhongshan, China
Fort Smith, Arkansas	Essen, Germany	
Fremont, Ohio	Galway, Ireland	
Grand Rapids, Michigan	Golbey, France	
Greenville, South Carolina	Jettingen-Scheppach, Germany	
Hastings, Nebraska	King Abdullah Economic City, Saudi Arabia	
La Crosse, Wisconsin	Kolin, Czech Republic	
Lynn Haven, Florida	Tribano, Italy	
Marietta, Ohio	Wittenberg, Germany	
Monterrey, Mexico		
Newberry, South Carolina		
Noblesville, Indiana		
Pueblo, Colorado		
Rushville, Indiana		
St. Paul, Minnesota		
Trenton, New Jersey		
Tyler, Texas		
Vidalia, Georgia		
Waco, Texas		

Item 3. Legal Proceedings

In the normal course of business, we are involved in a variety of lawsuits, claims and legal proceedings, commercial and contract disputes, employment matters, product liability and product defect claims, asbestos-related claims, environmental liabilities, intellectual property disputes, and tax-related matters. In our opinion, pending legal matters are not expected to have a material adverse impact on our results of operations, financial condition, liquidity or cash flows.

The most significant litigation facing the Company is the asbestos-related bankruptcy cases of Aldrich and Murray. For detailed information on the bankruptcy cases of Aldrich and Murray, see Part I, Item 1, "Business - Asbestos-Related Matters," Part I, Item 1A, "Risk Factors - Risks Related to Litigation," Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Significant Events," and Part II, Item 8, Consolidated Financial Statements, Note 1, "Description of Company," and Note 20, "Commitments and Contingencies."

Item 4. Mine Safety Disclosures

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Information regarding the principal market for our ordinary shares and related shareholder matters is as follows:

Our ordinary shares are traded on the New York Stock Exchange under the symbol TT. As of February 2, 2024, the approximate number of record holders of ordinary shares was 2,315.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table provides information with respect to purchases of our ordinary shares during the quarter ended December 31, 2023:

PERIOD	TOTAL NUMBER OF SHARES PURCHASED (000's)[a][b]	AVERAGE PRICE PAID PER SHARE[a][b]	TOTAL NUMBER OF SHARES PURCHASED AS PART OF PROGRAM (000's)[a]	APPROXIMATE DOLLAR VALUE OF SHARES STILL AVAILABLE TO BE PURCHASED UNDER THE PROGRAM (000's)[a]
October 1 - October 31	454.1	$ 198.69	453.8	$ 2,649,773
November 1 - November 30	186.7	226.59	186.7	2,607,465
December 1 - December 31	326.9	235.53	326.6	2,530,541
Total	967.7	$ 216.52	967.1	

[a] Share repurchases are made from time to time in accordance with management's capital allocation strategy, subject to market conditions and regulatory requirements. Repurchases occur in the open market or through one or more other public or private transactions pursuant to plans complying with Rules 10b5-1 under the Exchange Act. In February 2022, our Board of Directors authorized the repurchase of up to $3.0 billion of our ordinary shares (2022 Authorization). During the fourth quarter of 2023, we repurchased approximately $209 million of our ordinary shares, consistent with our capital allocation strategy, leaving $2.5 billion remaining under the 2022 Authorization as of December 31, 2023.

[b] We may also reacquire shares outside of the repurchase program from time to time in connection with the surrender of shares to cover taxes on vesting of share-based awards. We reacquired 335 shares in October and 320 shares in December in transactions outside the repurchase programs.

SECURITIES TRADING PLANS OF DIRECTORS AND EXECUTIVE OFFICERS

Our director compensation program, which consists of an annual cash retainer and grant of restricted stock units (RSUs), is designed to compensate non-employee directors fairly for work required for a company of our size and scope and to align their interests with the long-term interests of our shareholders. Similarly, a portion of the compensation of our executive officers is delivered in the form of our Long-Term Incentive Program (LTI), which is comprised of stock options, RSUs and performance share units (PSUs). We believe compensating our directors and executive officers with a mix of equity-based awards effectively links compensation to long-term shareholder value creation, Environmental, Social, and Governance (ESG), and financial results.

Subject to the satisfaction of our share ownership requirements, our directors and executive officers may, from time to time, engage in transactions to sell some of the shares granted to them as part of our director and executive compensation programs after such shares vest following the expiration of any time-based restrictions or achievement of certain pre-established performance goals. In addition, our directors and executive officers may also, from time to time, engage in other transactions involving our securities, which may entail the purchase or sale of our common stock outside of these compensation programs on an open-market basis.

All transactions in our securities by our directors and executive officers must occur in accordance with our Insider Trading Policy, which, among other things, requires that such transactions be in accordance with applicable U.S. federal securities laws that prohibit trading while in possession of material nonpublic information. Rule 10b5-1 of the Securities

Exchange Act provides an affirmative defense that enables prearranged transactions in securities in a manner that avoids concerns about initiating transactions at a future date while possibly in possession of material nonpublic information. Our insider trading policy permits our directors and executive officers to enter trading plans designed to prearrange transactions in our securities in accordance with Rule 10b5-1.

The following table describes contracts, instructions or written plans for the sale or purchase of our securities adopted by our directors and executive officers during the fourth quarter of 2023, each of which is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c), referred to as Rule 10b5-1 trading plans:

NAME AND TITLE	ACTION	DATE OF ACTION	SCHEDULED EXPIRATION DATE[1]	AGGREGATE NUMBER OF SECURITIES TO BE PURCHASED OR SOLD[2]
David S. Regnery *Chair and Chief Executive Officer*	Adopt	11/14/2023	5/13/2024	Sale of up to 19,772[3] shares of common stock
Christopher J. Kuehn *Executive Vice President and Chief Financial Officer*	Adopt	11/14/2023	5/13/2024	Sale of up to 10,699[4] shares of common stock

[1] In each case a trading plan may also expire prior to the scheduled expiration date if all transactions under the trading plan are completed before the scheduled expiration date.

[2] Aggregate number of shares in this column includes shares that may be forfeited or withheld to satisfy exercise price and tax obligations at the time of vesting.

[3] This figure includes a grant of 8,727 unvested PSUs that are expected to vest during the term of the Rule 10b5-1 trading plans, which are assumed to vest at 100% of the target award amount. The actual number of PSUs that may vest can vary between 0% - 200% of the target award amount, subject to the achievement of certain performance conditions as set forth in the PSU award agreement.

[4] This figure includes a grant of 6,713 unvested PSUs that are expected to vest during the term of the Rule 10b5-1 trading plans, which are assumed to vest at 100% of the target award amount. The actual number of PSUs that may vest can vary between 0% - 200% of the target award amount, subject to the achievement of certain performance conditions as set forth in the PSU award agreement.

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return on our ordinary shares with the cumulative total return on (i) the Standard & Poor's 500 Stock Index and (ii) the Standard & Poor's 500 Industrial Index for the five years ended December 31, 2023. The graph assumes an investment of $100 in our ordinary shares, the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Industrial Index on December 31, 2018 and assumes the reinvestment of dividends.



COMPANY/INDEX	2018	2019	2020	2021	2022	2023
Trane Technologies	100	148	213	300	254	374
S&P 500	100	131	156	200	164	207
S&P 500 Industrials Index	100	129	144	174	164	194

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed under Item 1A. Risk Factors in this Annual Report on Form 10-K. The following section is qualified in its entirety by the more detailed information, including our financial statements and the notes thereto, which appears elsewhere in this Annual Report.

This section discusses 2023 and 2022 significant items affecting our consolidated operating results, financial condition and liquidity and provides a year-to-year comparison between 2023 and 2022. Discussions of 2021 significant items and year-to-year comparisons between 2022 and 2021 have been excluded in this Form 10-K and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for year ended December 31, 2022.

OVERVIEW

ORGANIZATIONAL

Trane Technologies plc is a global climate innovator. We bring sustainable and efficient solutions to buildings, homes and transportation through our strategic brands, Trane® and Thermo King®, and our environmentally responsible portfolio of products, services and connected intelligent controls.

2030 SUSTAINABILITY COMMITMENTS

Our commitment to sustainability extends to the environmental and social impacts of our people, operations, products and services. We have announced ambitious 2030 Sustainability Commitments, including our Gigaton Challenge to reduce customers' carbon emissions by a billion metric tons. We are one of a handful of companies whose emissions reductions targets have been validated three times by the SBTi, and one of the very few companies worldwide and first in our industry whose net-zero targets have also been validated. Our emissions reduction commitments align with the Paris Climate Accord net-zero targets, consistent with limiting global temperature rise to no more than 1.5 °C. Our 2030 Sustainability Commitments for scopes 1, 2, and 3 will guide our emissions reduction efforts through 2030, with an emphasis on reducing our largest source: the emissions generated from customer use of our products. We are Leading by Example as we make progress toward carbon-neutral operations and zero waste-to-landfill across our global footprint and net positive water use in water-stressed locations. Our Opportunity for All commitment focuses on gender parity in leadership, workforce diversity reflective of our communities, and a citizenship strategy that helps underserved communities through enhanced learning environments and pathways to green and Science, Technology, Engineering and Math (STEM) careers.

RECENT ACQUISITIONS

On May 2, 2023, we completed the acquisition of MTA S.p.A (MTA), a leading industrial process cooling technology business, which brings complementary, high-performing solutions to the comprehensive Commercial HVAC product and services portfolio. The results of the acquisition are reported within the EMEA and Americas segments.

On May 12, 2023, we completed the acquisition of Helmer Scientific Inc (Helmer), a precision temperature cooling company in the life sciences vertical. The results of the acquisition are reported within the Americas segment.

On November 2, 2023, we completed the acquisition of Nuvolo Technologies Corporation (Nuvolo), a global leader in modern, cloud-based enterprise asset management and connected workplace software and solutions. The results of the acquisition are reported within the Americas segment.

SIGNIFICANT EVENTS

REORGANIZATION OF ALDRICH AND MURRAY

On June 18, 2020 (Petition Date), our indirect wholly-owned subsidiaries, Aldrich and Murray each filed a voluntary petition for reorganization under the Bankruptcy Code. As a result of the Chapter 11 filings, all asbestos-related lawsuits against Aldrich and Murray have been stayed due to the imposition of a statutory automatic stay applicable in Chapter 11 bankruptcy cases. Only Aldrich and Murray have filed for Chapter 11 relief. Neither Aldrich's wholly-owned subsidiary, 200 Park, Murray's wholly-owned subsidiary, ClimateLabs, nor the Trane Companies are part of the Chapter 11 filings.

The goal of these Chapter 11 filings is to resolve equitably and permanently all current and future asbestos-related claims in a manner beneficial to claimants, Aldrich and Murray through court approval of a plan of reorganization that would create a trust pursuant to section 524(g) of the Bankruptcy Code, establish claims resolution procedures for all current and future asbestos-related claims against Aldrich and Murray and channel such claims to the trust for resolution in accordance with those procedures.

Aldrich and its wholly-owned subsidiary 200 Park and Murray and its wholly-owned subsidiary ClimateLabs were deconsolidated as of the Petition Date and their respective assets and liabilities were derecognized from our Consolidated Financial Statements.

In 2021, Aldrich and Murray reached an agreement in principle with the court-appointed legal representative of future asbestos claimants (the FCR) and filed a motion to create a $270.0 million trust intended to constitute a "qualified settlement fund" within the meaning of the Treasury Regulations under Section 468B of the Internal Revenue Code (QSF). On January 27, 2022, the Bankruptcy Court granted the request to fund the QSF, which was funded on March 2, 2022, resulting in an operating cash outflow of $270.0 million reported in our Consolidated Statements of Cash Flows, of which $91.8 million was allocated to continuing operations and $178.2 million was allocated to discontinued operations for the year ended December 31, 2022.

On April 6, 2023, certain individual claimants filed a motion to dismiss the Chapter 11 cases. Subsequently, on May 15, 2023, the committee representing current asbestos claimants (the ACC) filed its own motion to dismiss the Chapter 11 cases. Aldrich, Murray and the FCR filed responses in opposition to each of these motions, and the Company filed papers joining in Aldrich and Murray's opposition. A hearing on the motions to dismiss was held on July 14, 2023. On December 28, 2023, the Bankruptcy Court entered an order denying the motions to dismiss the Chapter 11 cases. On January 11, 2024, the ACC and the individual claimants filed motions seeking leave to appeal the order denying the motions to dismiss and to certify the appeals directly to the Court of Appeals for the Fourth Circuit. Aldrich and Murray filed responses in opposition to these motions on January 31, 2024. It is not possible to predict how the Bankruptcy Court will rule on these pending motions, whether an appellate court will affirm or reverse the Bankruptcy Court order denying the motions to dismiss, whether the Bankruptcy Court will approve the terms of the Plan, what the extent of the asbestos liability will be or how long the Chapter 11 cases will last. The Chapter 11 cases remain pending as of February 8, 2024.

For detailed information on the bankruptcy cases of Aldrich and Murray, see Part I, Item 1, "Business - Asbestos-Related Matters," Part I, Item 1A, "Risk Factors - Risks Related to Litigation," Part I, Item 3, "Legal Proceedings," and Part II, Item 8, Consolidated Financial Statements, Note 1, "Description of Company," and Note 20, "Commitments and Contingencies."

TRENDS AND ECONOMIC EVENTS

We are a global corporation with worldwide operations. As a global business, our operations are affected by worldwide, regional and industry-specific economic factors as well as political and social factors wherever we operate or do business. Our geographic diversity and the breadth of our product and services portfolios have helped mitigate the impact of any one industry or the economy of any single country on our consolidated operating results.

Given our broad range of products manufactured and geographic markets served, management uses a variety of factors to predict the outlook for the Company. We monitor key competitors and customers in order to gauge relative performance and the outlook for the future. We regularly perform detailed evaluations of the different market segments we are serving to proactively detect trends and to adapt our strategies accordingly, including potential triggers and actions to be taken under recessionary scenarios. In addition, we believe our backlog and order levels are indicative of future revenue and thus are a key measure of anticipated performance.

We expect market conditions to remain mixed across our end markets and geographies where we serve customers. Overall Commercial HVAC markets remain strong due to demand for our differentiated customer driven solutions and the benefits of installing energy efficient products and decarbonizing the built environment, aided by supportive policies and regulations especially in the United States and Europe. Transport refrigeration markets are experiencing lower demand as customers adjust to lower freight rates. Residential markets have been normalizing as lead times return to normal and distributors adjust inventory levels.

We continue to see material, wage and energy inflation impact our cost structure. However, disruptions in the global supply chain and resource constraints have improved throughout the year. Our performance may be impacted by future developments that are uncertain. Geopolitical risks and macroeconomic events could cause disruptions to operations, supply chains and end markets, tightening credit conditions, higher interest rates, global banking uncertainty and the possibility of deteriorating overall economic conditions which could negatively impact our business.

We believe we have a solid foundation of global brands that are highly differentiated in all of our major product lines. Our geographic mix and the diversity of our portfolio, coupled with our large installed product base, provides growth opportunities from replacement demand and within our service revenue stream. In addition, we are investing substantial resources to innovate and develop new products and services which we expect to drive future growth.

RESULTS OF OPERATIONS

NON-GAAP FINANCIAL MEASURES

ORGANIC REVENUE

We define organic revenue as net revenues adjusted for the impact of currency, acquisitions and divestitures. Organic revenue is not defined under generally accepted accounting principles in the United States of America (GAAP) and may not be comparable to similarly-titled measures used by other companies and should not be considered a substitute for revenue as determined in accordance with GAAP. Selected references are made to revenue growth on an organic basis so that certain financial results can be viewed without the impact of fluctuations in foreign currency rates and with the impacts of acquisitions, thereby providing comparisons of operation performance from period to period of the business that we have owned during both periods presented. We believe organic revenue growth provides investors with useful supplemental information about our revenues in both periods presented.

SEGMENT ADJUSTED EBITDA

Management measures segment operating performance based on net earnings excluding interest expense, income taxes, depreciation and amortization, restructuring, non-cash adjustment for contingent consideration, insurance settlements on property claims, merger and acquisition related costs, impairment of an equity investment, unallocated corporate expenses and discontinued operations (Segment Adjusted EBITDA). Segment Adjusted EBITDA is not defined under GAAP and may not be comparable to similarly-titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. We believe Segment Adjusted EBITDA provides the most relevant measure of profitability as well as earnings power and the ability to generate cash. This measure is a useful financial metric to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business and we use this measure for business planning purposes. Segment Adjusted EBITDA also provides a useful tool for assessing the comparability between periods and our ability to generate cash, service debt and undertake capital expenditures because it eliminates non-cash charges such as depreciation and amortization expense.

TRANE
TECHNOLOGIES

YEAR ENDED DECEMBER 31, 2023 COMPARED TO THE YEAR ENDED DECEMBER 31, 2022 - CONSOLIDATED RESULTS

DOLLAR AMOUNTS IN MILLIONS	2023	2022	PERIOD CHANGE	2023% OF REVENUES	2022% OF REVENUES
Net revenues	$ 17,677.6	$ 15,991.7	$ 1,685.9		
Cost of goods sold	(11,820.4)	(11,026.9)	(793.5)	66.9%	69.0%
Gross profit	5,857.2	4,964.8	892.4	33.1%	31.0%
Selling and administrative expenses	(2,963.2)	(2,545.9)	(417.3)	16.7%	15.9%
Operating income	2,894.0	2,418.9	475.1	16.4%	15.1%
Interest expense	(234.5)	(223.5)	(11.0)		
Other income/(expense), net	(92.2)	(23.3)	(68.9)		
Earnings before income taxes	2,567.3	2,172.1	395.2		
Provision for income taxes	(498.4)	(375.9)	(122.5)		
Earnings from continuing operations	2,068.9	1,796.2	272.7		
Discontinued operations, net of tax	(27.2)	(21.5)	(5.7)		
Net earnings	$ 2,041.7	$ 1,774.7	$ 267.0		

NET REVENUES

Net revenues for the year ended December 31, 2023 increased by 10.5%, or $1,685.9 million, compared with the same period of 2022.

The components of the period change were as follows:

Pricing	4.4%
Volume	4.3%
Organic revenue[1]	8.7%
Acquisitions	2.1%
Currency translation	(0.3)%
Total	10.5%

(1) Represents a non-GAAP measure. For more information, see "Non-GAAP Financial Measures."

The increase in *Net revenues* was primarily driven by realization of inflation-based price increases, higher volumes driven by increased end-customer demand within all our reportable segments and incremental revenue from acquisitions, partially offset by an unfavorable impact from foreign currency translation. Refer to "Results by Segment" below for a discussion of *Net revenues* by segment.

GROSS PROFIT MARGIN

Gross profit margin for the year ended December 31, 2023 increased 210 basis points to 33.1% compared to 31.0% for the same period of 2022 primarily due to price realization and gross productivity, partially offset by inflation and business reinvestment.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses for the year ended December 31, 2023 increased by 16.4%, or $417.3 million, compared with the same period of 2022. The increase in *Selling and administrative expenses* was primarily driven by an increase in human capital costs related to investing in our people, higher sales commissions and merger and acquisition costs, including additional headcount, amortization of intangibles and transaction driven costs. *Selling and administrative expenses* as a percentage of *Net revenues* for the year ended December 31, 2023 increased 80 basis points from 15.9% to 16.7%.

INTEREST EXPENSE

Interest expense for the year ended December 31, 2023 increased by 4.9% or $11.0 million compared with the same period of 2022 primarily due to the issuance of $700.0 million of 5.250% senior notes due March 2033 and interest costs associated with commercial paper issued during the period, partially offset by the redemption of $700.0 million of 4.250% senior notes due June 2023. We had no commercial paper outstanding as of December 31, 2023.

PROVISION FOR INCOME TAXES

The 2023 effective tax rate was 19.4% which was lower than the U.S. Statutory rate of 21% due to a net $30.3 million reduction in valuation allowances primarily related to deferred tax assets associated with both foreign tax credits and operations of international subsidiaries. Additional items that impact the effective tax rate are excess tax benefits from employee share-based payments and earnings in non-U.S. jurisdictions, which in aggregate have a lower effective tax rate offset by an impairment of an equity investment, which is currently nondeductible, and U.S. state and local taxes. Revenues from non-U.S. jurisdictions accounted for approximately 28% of our total 2023 revenues, such that a material portion of our pretax income was earned and taxed outside the U.S. at rates ranging from 0% to 38%. When comparing the results of multiple reporting periods, among other factors, the mix of earnings between U.S. and foreign jurisdictions can cause variability in our overall effective tax rate.

The 2022 effective tax rate was 17.3% which was lower than the U.S. Statutory rate of 21% due to a $48.2 million reduction in valuation allowances primarily related to certain net state deferred tax assets resulting from U.S. legal entity restructurings and deferred tax assets associated with foreign tax credits as a result of an increase in the current year amount of creditable foreign source income. Additional tax benefits included in the 2022 effective rate are $12.4 million, net related to the effects of a prepayment of an intercompany obligation in 2021, excess tax benefits from employee share-based payments and earnings in non-U.S. jurisdictions, which in aggregate have a lower effective tax rate. These amounts were partially offset by U.S. state and local taxes and certain non-deductible employee expenses. Revenues from non-U.S. jurisdictions accounted for approximately 28% of our total 2022 revenues, such that a material portion of our pretax income was earned and taxed outside the U.S. at rates ranging from 0% to 38%.

On December 18, 2023, Ireland enacted legislation related to the 15% minimum tax element of the OECD's tax reform initiative, commonly referred to as "Pillar Two," effective January 1, 2024. We are continuing to evaluate the potential impacts of proposed and enacted legislative changes as new guidance becomes available. The legislation does not impact our 2023 effective tax rate; however, we anticipate it will increase our effective tax rate beginning in 2024.

YEAR ENDED DECEMBER 31, 2023 COMPARED TO THE YEAR ENDED DECEMBER 31, 2022 - SEGMENT RESULTS

We operate under four regional operating segments designed to create deep customer focus and relevance in markets around the world. The Company determined that its two Europe, Middle East and Africa (EMEA) operating segments meet the aggregation criteria based on similar operating and economic characteristics, resulting in one reportable segment. Therefore, the Company has three regional reportable segments, Americas, EMEA and Asia Pacific. In January 2024, we aligned our operating segments with our three regional reportable segments.

- Our Americas segment innovates for customers in North America and Latin America. The Americas segment encompasses commercial heating, cooling and ventilation systems, building controls and solutions, and energy services and solutions; residential heating and cooling; and transport refrigeration systems and solutions.
- Our EMEA segment innovates for customers in the Europe, Middle East and Africa region. The EMEA segment encompasses heating, cooling and ventilation systems, services and solutions for commercial buildings, and transport refrigeration systems and solutions.
- Our Asia Pacific segment innovates for customers throughout the Asia Pacific region. The Asia Pacific segment encompasses heating, cooling and ventilation systems, services and solutions for commercial buildings and transport refrigeration systems and solutions.

The following discussion compares our results for each of our three reportable segments for the year ended December 31, 2023 compared to the year ended December 31, 2022.

DOLLAR AMOUNTS IN MILLIONS	2023	2022	% CHANGE
Americas			
Net revenues	$ 13,832.0	$ 12,640.8	9.4%
Segment Adjusted EBITDA	2,669.6	2,326.3	14.8%
Segment Adjusted EBITDA as a percentage of net revenues	19.3%	18.4%	
EMEA			
Net revenues	$ 2,401.2	$ 2,034.5	18.0%
Segment Adjusted EBITDA	464.7	338.1	37.4%
Segment Adjusted EBITDA as a percentage of net revenues	19.4%	16.6%	
Asia Pacific			
Net revenues	$ 1,444.4	$ 1,316.4	9.7%
Segment Adjusted EBITDA	321.3	248.3	29.4%
Segment Adjusted EBITDA as a percentage of net revenues	22.2%	18.9%	
Total Net revenues	$ 17,677.6	$ 15,991.7	10.5%
Total Segment Adjusted EBITDA	3,455.6	2,912.7	18.6%
Total Segment Adjusted EBITDA as a percentage of net revenues	19.5%	18.2%	

AMERICAS

Net revenues for the year ended December 31, 2023 increased by 9.4% or $1,191.2 million, compared with the same period of 2022.

The components of the period change were as follows:

Pricing	4.5%
Volume	4.1%
Organic revenue[1]	8.6%
Acquisitions	1.0%
Currency translation	(0.2)%
Total	9.4%

[1] Represents a non-GAAP measure. For more information, see "Non-GAAP Financial Measures."

The increase in *organic revenue* was primarily driven by the realization of inflation-based price increases and higher volumes led by strong demand for both equipment and services within our Commercial HVAC business, partially offset by the normalization of markets within our Residential business and the softening of transport markets.

The increase in revenue from acquisitions includes a Commercial HVAC independent dealer acquired in April 2022, MTA and Helmer which were acquired in May 2023, and Nuvolo which was acquired in November 2023. Together these acquisitions increased *Net revenues* in our Americas segment by 1.0% compared to the corresponding prior-year period.

Segment Adjusted EBITDA margin for the year ended December 31, 2023 increased by 90 basis points to 19.3% compared to 18.4% for the same period of 2022 primarily due to price realization and gross productivity, partially offset by inflation and business reinvestment.

EMEA

Net revenues for the year ended December 31, 2023 increased by 18.0% or $366.7 million, compared with the same period of 2022.

The components of the period change were as follows:

Pricing	5.1%
Volume	3.1%
Organic revenue[1]	8.2%
Acquisitions	8.4%
Currency translation	1.4%
Total	18.0%

[1] Represents a non-GAAP measure. For more information, see "Non-GAAP Financial Measures."

The increase in *organic revenue* was primarily driven by the realization of inflation-based price increases and higher volumes led by strong demand for both equipment and services within our Commercial HVAC business.

The increase in revenue from acquisitions includes AL-KO Air Technology (AL-KO) which was acquired in October 2022 and MTA which was acquired in May 2023. Together these acquisitions increased *Net revenues* in our EMEA segment by 8.4% compared to the corresponding prior-year period.

Segment Adjusted EBITDA margin for the year ended December 31, 2023 increased by 280 basis points to 19.4% compared to 16.6% for the same period of 2022 primarily due to price realization, gross productivity and higher volumes, partially offset by inflation, lower margin attribution from recent acquisitions, inclusive of integration costs, and continued business reinvestment.

ASIA PACIFIC

Net revenues for the year ended December 31, 2023 increased by 9.7% or $128.0 million, compared with the same period of 2022.

The components of the period change were as follows:

Pricing	2.6%
Volume	7.6%
Organic revenue[1]	10.2%
Acquisitions	2.9%
Currency translation	(3.4)%
Total	9.7%

[1] Represents a non-GAAP measure. For more information, see "Non-GAAP Financial Measures."

The increase in *organic revenue* was primarily driven by higher volumes related to increased end-customer demand and the realization of inflation-based price increases for both equipment and services within our Commercial HVAC business.

In October 2022, we acquired AL-KO, which increased *Net revenues in* our Asia Pacific segment by 2.9% compared to the prior-year period.

Segment Adjusted EBITDA margin for the year ended December 31, 2023 increased by 330 basis points to 22.2% compared to 18.9% for the same period of 2022 primarily due to price realization, higher volumes and gross productivity, partially offset by lower margin attribution from the recent acquisition, inclusive of integration costs, and continued business reinvestment.

LIQUIDITY AND CAPITAL RESOURCES

We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. In doing so, we review and analyze our current cash on hand, the number of days our sales are outstanding, inventory turns, capital expenditure commitments and income tax payments. Our cash requirements primarily consist of the following:

- Funding of working capital
- Debt service requirements
- Funding of capital expenditures
- Dividend payments
- Funding of acquisitions, joint ventures and equity investments
- Share repurchases

Our primary sources of liquidity include cash balances on hand, cash flows from operations, proceeds from debt offerings, commercial paper, and borrowing availability under our existing credit facilities. We earn a significant amount of our operating income in jurisdictions where it is deemed to be permanently reinvested. Our most prominent jurisdiction of operation is the U.S. We expect existing cash and cash equivalents available to the U.S. operations, the cash generated by our U.S. operations, our committed credit lines as well as our expected ability to access the capital and debt markets will be sufficient to fund our U.S. operating and capital needs for at least the next twelve months and thereafter for the foreseeable future. In addition, we expect existing non-U.S. cash and cash equivalents and the cash generated by our non-U.S. operations will be sufficient to fund our non-U.S. operating and capital needs for at least the next twelve months and thereafter for the foreseeable future. The maximum aggregate amount of unsecured commercial paper notes available to be issued, on a private placement basis, under the commercial paper program is $2.0 billion, of which we had no outstanding balance as of December 31, 2023.

As of December 31, 2023, we had $1,095.3 million of cash and cash equivalents on hand, of which $949.0 million was held by non-U.S. subsidiaries. Cash and cash equivalents held by our non-U.S. subsidiaries are generally available for use in our U.S. operations via intercompany loans, equity infusions or via distributions from direct or indirectly owned non-U.S. subsidiaries for which we do not assert permanent reinvestment. As a result of the Tax Cuts and Jobs Act in 2017, additional repatriation opportunities to access cash and cash equivalents held by non-U.S. subsidiaries have been created. In general, repatriation of cash to the U.S. can be completed with no significant incremental U.S. tax. However, to the extent that we repatriate funds from non-U.S. subsidiaries for which we assert permanent reinvestment to fund our U.S. operations, we would be required to accrue and pay applicable non-U.S. taxes. As of December 31, 2023, we currently have no plans to repatriate funds from subsidiaries for which we assert permanent reinvestment.

Share repurchases are made from time to time in accordance with management's balanced capital allocation strategy, subject to market conditions and regulatory requirements. In February 2022, our Board of Directors authorized the repurchase of up to $3.0 billion of our ordinary shares (2022 Authorization) upon the completion of our $2.0 billion ordinary share repurchase program authorized in 2021 (2021 Authorization). During the year ended December 31, 2023, we repurchased and canceled approximately $669 million of ordinary shares, completing the 2021 Authorization and initiating repurchases under the 2022 Authorization of approximately $469 million of our ordinary shares, leaving $2.5 billion remaining under the 2022 Authorization. Additionally, through January 31, 2024, we repurchased approximately $81 million of our ordinary shares under the 2022 Authorization.

We expect to pay a competitive and growing dividend. Since the launch of Trane Technologies in March 2020, we have increased our quarterly share dividend by 42%, from $0.53 to $0.75 per ordinary share, or $2.12 to $3.00 per share annualized. All four 2023 quarterly dividends were paid during the year ended December 31, 2023. In February 2024, our Board of Directors declared an increase in our quarterly share dividend by 12%, from $0.75 to $0.84 per ordinary share, or $3.00 to $3.36 per share annualized starting in the first quarter of 2024.

We continue to actively manage and strengthen our business portfolio to meet the current and future needs of our customers. We achieve this partly through engaging in research and development and sustaining activities and partly through acquisitions. Sustaining activities include costs incurred to reduce production costs, improve existing products, create custom solutions for customers and provide support to our manufacturing facilities. Our research and development and sustaining costs account for approximately two percent of annual *Net revenues*. Each year, we make investments in new product development and new technology innovation as they are key factors in achieving our strategic objectives as a leader in the climate sector. In addition, we make investments in technology and business for our operational sustainability programs.

In pursuing our business strategy, we routinely conduct discussions, evaluate targets and enter into agreements regarding possible acquisitions, divestitures, joint ventures and equity investments. Since 2020, we acquired several businesses, entered into joint ventures and invested in companies that complement existing products and services further enhancing our product portfolio. During the years ended December 31, 2023 and December 31, 2022, we deployed capital of approximately $881 million and $256 million, respectively, attributable to acquisitions and equity investments.

We incur costs associated with restructuring initiatives intended to result in improved operating performance, profitability and working capital levels. Actions associated with these initiatives may include workforce reductions, improving manufacturing productivity, realignment of management structures and rationalizing certain assets. Post separation, we have exceeded our goal of $300 million in total annual savings under our transformation initiatives through December 31, 2023. In order to achieve these cost savings, we incurred approximately $134 million of costs cumulatively through December 31, 2023. We believe that our existing cash flow, committed credit lines and access to the capital markets will be sufficient to fund share repurchases, dividends, research and development, sustaining activities, business portfolio changes and ongoing restructuring actions.

Certain of our subsidiaries entered into Funding Agreements with Aldrich and Murray pursuant to which those subsidiaries are obligated, among other things, to pay the costs and expenses of Aldrich and Murray during the pendency of the Chapter 11 cases to the extent distributions from their respective subsidiaries are insufficient to do so and to provide an amount for the funding for a trust established pursuant to section 524(g) of the Bankruptcy Code, to the extent that the other assets of Aldrich and Murray are insufficient to provide the requisite trust funding. During the third quarter of 2021, Aldrich and Murray filed a motion with the Bankruptcy Court to create a $270.0 million QSF. The funds held in the QSF would be available to provide funding for the Section 524(g) Trust upon effectiveness of the Plan. On January 27, 2022, the Bankruptcy Court granted the request to fund the QSF, which was funded on March 2, 2022.

LIQUIDITY

The following table contains several key measures of our financial condition and liquidity at the periods ended December 31:

IN MILLIONS	2023	2022
Cash and cash equivalents	$ 1,095.3	$ 1,220.5
Short-term borrowings and current maturities of long-term debt	801.9	1,048.0
Long-term debt	3,977.9	3,788.3
Total debt	4,779.8	4,836.3
Total Trane Technologies plc shareholders' equity	6,995.2	6,088.6
Total equity	7,017.0	6,105.2
Debt-to-total capital ratio	40.5%	44.2%

DEBT AND CREDIT FACILITIES

As of December 31, 2023, our short-term obligations primarily consist of current maturities of $499.4 million of long-term debt that matures in November 2024 and $295.0 million of fixed rate debentures that contain a put feature that the holders may exercise on each anniversary of the issuance date. If exercised, we are obligated to repay in whole or in part, at the holder's option, the outstanding principal amount (plus accrued and unpaid interest) of the debentures held by the holder. In November 2023, we paid $45.8 million of principal to holders who elected to exercise their put options. Holders who had the option to exercise puts up to $37.2 million for settlement in February 2024 did not exercise such option. Holders will have the option to exercise puts up to $257.8 million for settlement in November 2024. We also maintain a

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commercial paper program which is used for general corporate purposes. Under the program, the maximum aggregate amount of unsecured commercial paper notes available to be issued, on a private placement basis, is $2.0 billion as of December 31, 2023. We had no commercial paper outstanding at December 31, 2023 and December 31, 2022. See Note 7, "Debt and Credit Facilities", to the Consolidated Financial Statements for additional information regarding the terms of our short-term obligations.

Our long-term obligations primarily consist of long-term debt with final maturity dates ranging between 2025 and 2049. In addition, we maintain two $1.0 billion senior unsecured revolving credit facilities, one of which matures in June 2026 and the other which matures in April 2027. The facilities provide support for our commercial paper program and can be used for working capital and other general corporate purposes. Total commitments of $2.0 billion were unused at December 31, 2023 and December 31, 2022. See Note 7, "Debt and Credit Facilities", to the Consolidated Financial Statements and further below in *Supplemental Guarantor Financial Information* for additional information regarding the terms of our long-term obligations and their related guarantees.

CASH FLOWS

The following table reflects the major categories of cash flows for the years ended December 31, respectively. For additional details, please see the Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

IN MILLIONS	2023	2022
Net cash provided by continuing operating activities	$ 2,426.8	$ 1,698.7
Net cash used in continuing investing activities	(1,172.2)	(539.8)
Net cash used in continuing financing activities	(1,350.3)	(1,852.2)

Operating Activities

Net cash provided by continuing operating activities for the year ended December 31, 2023 was $2,426.8 million, of which net income provided $2,499.6 million after adjusting for non-cash transactions. Net cash provided by continuing operating activities for the year ended December 31, 2022 was $1,698.7 million, of which net income provided $2,248.8 million after adjusting for non-cash transactions. The year-over-year increase in net cash from continuing operating activities was primarily due to higher net earnings and improved cash conversion cycle. Additionally, during the year ended December 31, 2022, we funded the continuing operations component of the QSF for $91.8 million and made a compensation related payment to a retired executive.

Investing Activities

Cash flows from investing activities represents inflows and outflows regarding the purchase and sale of assets. Primary activities associated with these items include capital expenditures, proceeds from the sale of property, plant and equipment, acquisitions, investments in joint ventures and divestitures. During the year ended December 31, 2023, net cash used in investing activities from continuing operations was $1,172.2 million. The primary drivers of the usage was attributable to acquisition of businesses, which totaled $862.8 million, net of cash acquired, and capital expenditures of $300.7 million. During the year ended December 31, 2022, net cash used in investing activities from continuing operations was $539.8 million. The primary drivers of the usage was attributable to capital expenditures of $291.8 million and acquisition of businesses, which totaled $234.7 million, net of cash acquired.

Financing Activities

Cash flows from financing activities represent inflows and outflows that account for external activities affecting equity and debt. Primary activities associated with these actions include paying dividends to shareholders, repurchasing our own shares, issuing our stock and debt transactions. During the year ended December 31, 2023, net cash used in financing activities from continuing operations was $1,350.3 million. The primary drivers of the outflow related to dividends paid to ordinary shareholders of $683.7 million and the repurchase of $669.3 million in ordinary shares. In addition, we received $699.1 million in proceeds from the issuance of 5.250% senior notes due March 2033 which was offset by the redemption of $700.0 million of senior notes due June 2023. During the year ended December 31, 2022, net cash used in financing activities from continuing operations was $1,852.2 million. The primary drivers of the outflow related to the repurchase of $1,200.2 million in ordinary shares and dividends paid to ordinary shareholders of $620.2 million.

Free Cash Flow

Free cash flow is a non-GAAP measure and defined as *Net cash provided by (used in) continuing operating activities* adjusted for capital expenditures, cash payments for restructuring, transformation costs, merger and acquisition (M&A) related costs, the continuing operations component of the QSF funding and payout of executive compensation less insurance settlements on property claims. This measure is useful to management and investors because it is consistent with management's assessment of our operating cash flow performance. The most comparable GAAP measure to free cash flow is *Net cash provided by (used in) continuing operating activities*. Free cash flow may not be comparable to similarly-titled measures used by other companies and should not be considered a substitute for *Net cash provided by (used in) continuing operating activities* in accordance with GAAP.

A reconciliation of *Net cash provided by (used in) continuing operating activities* to free cash flow the years ended December 31 is as follows:

IN MILLIONS	2023	2022
Net cash provided by (used in) continuing operating activities	$ 2,426.8	$ 1,698.7
Capital expenditures	(300.7)	(291.8)
Cash payments for restructuring	12.3	17.9
Transformation costs paid	3.9	9.6
Acquisition related transaction costs	18.9	—
QSF funding (continuing operations component)	—	91.8
Compensation related payment to a retired executive	—	64.3
Insurance settlements on property claims	(10.0)	(25.0)
Free cash flow[(1)]	$ 2,151.2	$ 1,565.5

[(1)] Represents a non-GAAP measure.

PENSION PLANS

Our investment objective in managing defined benefit plan assets is to ensure that all present and future benefit obligations are met as they come due. We seek to achieve this goal while trying to mitigate volatility in plan funded status, contribution and expense by better matching the characteristics of the plan assets to that of the plan liabilities. Our approach to asset allocation is to increase fixed income assets as the plan's funded status improves. We monitor plan funded status and asset allocation regularly in addition to investment manager performance. In addition, we monitor the impact of market conditions on our defined benefit plans on a regular basis. None of our defined benefit pension plans have experienced a significant impact on their liquidity due to market volatility. See Note 11, "Pension and Postretirement Benefits Other Than Pensions", to the Consolidated Financial Statements for additional information regarding pensions.

CAPITAL RESOURCES

Based on historical performance and current expectations, we believe our cash and cash equivalents balance, the cash generated from our operations, our committed credit lines and our expected ability to access capital markets, including our commercial paper program, will satisfy our working capital needs, capital expenditures, dividends, share repurchases, upcoming debt maturities, and other liquidity requirements associated with our operations for the foreseeable future.

Capital expenditures were $300.7 million, $291.8 million and $223.0 million for the years ended December 31, 2023, 2022 and 2021, respectively. Our investments continue to improve manufacturing productivity, reduce costs, provide environmental enhancements, upgrade information technology infrastructure and security and advanced technologies for existing facilities. The capital expenditure program for 2024 is estimated to be approximately 2.5% of revenues, including amounts approved in prior periods. Many of these projects are subject to review and cancellation at our option without incurring substantial charges.

For financial market risk impacting the Company, see Part II, Item 7A, "Quantitative and Qualitative Disclosure About Market Risk."

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CAPITALIZATION

Financing rates and conditions associated with future borrowings under our commercial paper program or term debt offerings will be affected by general financing conditions and our credit ratings. On April 4, 2023, Moody's announced that it upgraded our long-term credit rating from Baa2 to Baa1 and put the Company on positive outlook. On August 18, 2023, Standard and Poor's announced that it upgraded our long-term credit rating from BBB to BBB+. As of December 31, 2023, our credit ratings were as follows:

	SHORT-TERM	LONG-TERM
Moody's	P-2	Baa1
Standard and Poor's	A-2	BBB+

The credit ratings set forth above are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Our public debt does not contain financial covenants and our revolving credit lines have a debt-to-total capital covenant of 65%. As of December 31, 2023, our debt-to-total capital ratio was significantly beneath this limit.

CONTRACTUAL OBLIGATIONS

Our contractual cash obligations include required payments of long-term debt principal and interest, purchase obligations and expected obligations under our pension and postretirement benefit plans. In addition, we have required payments of operating leases, income taxes and expected obligations under the Funding agreement, environmental and product liability matters. For additional information regarding leases, income taxes, including unrecognized tax benefits, and contingent liabilities, see Note 10 "Leases", Note 16 "Income Taxes" and Note 20 "Commitments and Contingencies", respectively, to the Consolidated Financial Statements. Our material cash requirements include the following contractual and other obligations.

DEBT

At December 31, 2023, we had outstanding aggregate long-term debt principal payments of $4,809.8 million, with $802.5 million payable within 12 months. The amount payable within 12 months includes $295.0 million of debt redeemable at the option of the holder. The scheduled maturities of these bonds range between 2027 and 2028. Future interest payments on long-term debt total $2,324.5 million, with $218.2 million payable within 12 months. See Note 7, "Debt and Credit Facilities", to the Consolidated Financial Statements for additional information regarding debt.

PURCHASE OBLIGATIONS

Purchase obligations include commitments under legally enforceable contracts or purchase orders. At December 31, 2023, we had purchase obligations of $1,096.1 million, which are primarily payable within 12 months.

PENSIONS

It is our objective to contribute to the pension plans to ensure adequate funds are available in the plans to make benefit payments to plan participants and beneficiaries when required. We currently expect that we will contribute approximately $61 million to our enterprise plans worldwide in 2024. The timing and amounts of future contributions are dependent upon the funding status of the plan, which is expected to vary as a result of changes in interest rates, returns on underlying assets, and other factors. See Note 11, "Pensions and Postretirement Benefits Other Than Pensions", to the Consolidated Financial Statements for additional information regarding pensions.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

We fund postretirement benefit costs principally on a pay-as-you-go basis as medical costs are incurred by covered retiree populations. Benefit payments, which are net of expected plan participant contributions and Medicare Part D subsidy, are expected to be approximately $30 million in 2024. See Note 11, "Pensions and Postretirement Benefits Other Than Pensions", to the Consolidated Financial Statements for additional information regarding postretirement benefits other than pensions.

SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

Trane Technologies plc (Plc or Parent Company) and certain of its 100% directly or indirectly owned subsidiaries provide guarantees of public debt issued by other 100% directly or indirectly owned subsidiaries of Plc. The following table shows our guarantor relationships as of December 31, 2023:

PARENT, ISSUER OR GUARANTORS	NOTES ISSUED	NOTES GUARANTEED
Trane Technologies plc (Plc)	None	All registered notes and debentures
Trane Technologies Irish Holdings Unlimited Company (TT Holdings)	None	All notes issued by TTFL and TTC HoldCo
Trane Technologies Lux International Holding Company S.à.r.l. (TT International)[1]	None	All notes issued by TTFL and TTC HoldCo
Trane Technologies Global Holding II Company (TT Global II)[2]	None	All notes issued by TTFL and TTC HoldCo
Trane Technologies Americas Holding Corporation (TT Americas)[3]	None	All notes issued by TTFL and TTC HoldCo
Trane Technologies Financing Limited (TTFL)	3.550% Senior notes due 2024 3.500% Senior notes due 2026 3.800% Senior notes due 2029 5.250% Senior notes due 2033 4.650% Senior notes due 2044 4.500% Senior notes due 2049	All notes and debentures issued by TTC HoldCo and TTC
Trane Technologies HoldCo Inc. (TTC HoldCo)	3.750% Senior notes due 2028 5.750% Senior notes due 2043 4.300% Senior notes due 2048	All notes issued by TTFL
Trane Technologies Company LLC (TTC)	7.200% Debentures due 2023-2025 6.480% Debentures due 2025 Puttable debentures due 2027-2028	All notes issued by TTFL and TTC HoldCo

[1] On November 20, 2023, Trane Technologies Global Holding Company Limited (TT Global) merged into TT International, an Irish private limited company.

[2] Entity is a newly formed Delaware Corporation and was formed on November 3, 2023.

[3] TT Americas, formally known as Trane Grid Services LLC, was renamed and redomiciled as a Delaware Corporation.

Each subsidiary debt issuer and guarantor is owned 100% directly or indirectly by the Parent Company. Each guarantee is full and unconditional, and provided on a joint and several basis. There are no significant restrictions of the Parent Company, or any guarantor, to obtain funds from its subsidiaries, such as provisions in debt agreements that prohibit dividend payments, loans or advances to the parent by a subsidiary. The following tables present summarized financial information for the Parent Company and subsidiary debt issuers and guarantors on a combined basis (together, "obligor group") after elimination of intercompany transactions and balances based on the Company's legal entity ownerships and guarantees outstanding at December 31, 2023. Our obligor groups as of December 31, 2023 were as follows: Obligor group 1 consists of Plc, TT Holdings, TT International, TT Global II, TT Americas, TTFL, TTC HoldCo and TTC; Obligor group 2 consists of Plc, TTFL and TTC.

SUMMARIZED STATEMENTS OF EARNINGS

	YEAR ENDED DECEMBER 31, 2023	
IN MILLIONS	OBLIGOR GROUP 1	OBLIGOR GROUP 2
Net revenues	$ —	$ —
Gross profit (loss)	—	—
Intercompany interest and fees	63.4	386.9
Earnings (loss) from continuing operations	(164.0)	207.8
Discontinued operations, net of tax	(20.6)	(25.5)
Net earnings (loss)	(184.6)	182.3
Less: Net earnings attributable to noncontrolling interests	—	—
Net earnings (loss) attributable to Trane Technologies plc	$ (184.6)	$ 182.3

SUMMARIZED BALANCE SHEET

	DECEMBER 31, 2023	
IN MILLIONS	OBLIGOR GROUP 1	OBLIGOR GROUP 2
ASSETS		
Intercompany receivables	$ 1,517.3	$ 3,302.6
Current assets	1,609.1	3,378.3
Intercompany notes receivable	1,837.1	7,687.1
Noncurrent assets	2,522.3	8,263.6
LIABILITIES		
Intercompany payables	4,693.4	1,611.6
Current liabilities	5,979.0	2,856.4
Intercompany notes payable	4,000.0	4,000.0
Noncurrent liabilities	8,561.8	7,201.0

CRITICAL ACCOUNTING ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with those accounting principles requires management to use judgment in making estimates and assumptions based on the relevant information available at the end of each period. These estimates and assumptions have a significant effect on reported amounts of assets and liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities because they result primarily from the need to make estimates and assumptions on matters that are inherently uncertain. Actual results may differ from these estimates. If updated information or actual amounts are different from previous estimates, the revisions are included in our results for the period in which they become known.

The following is a summary of certain accounting estimates and assumptions made by management that we consider critical.

• Goodwill and indefinite-lived intangible assets – We have significant goodwill and indefinite-lived intangible assets on our balance sheet related to acquisitions. These assets are tested and reviewed annually during the fourth quarter for impairment or when there is a significant change in events or circumstances that indicate that the fair value of an asset is more likely than not less than the carrying amount of the asset. In addition, an interim impairment test is completed upon a triggering event or when there is a reorganization of reporting structure or disposal of all or a portion of a reporting unit.

The determination of estimated fair value requires us to make assumptions about estimated cash flows, including profit margins, long-term forecasts, discount rates and terminal growth rates. We developed these assumptions based on the market and geographic risks unique to each reporting unit. The estimates of fair value are based on the best information available as of the date of the assessment, which primarily incorporates management assumptions about expected future cash flows.

Annual Goodwill Impairment Test

Impairment of goodwill is tested at the reporting unit level. The test compares the carrying amount of the reporting unit to its estimated fair value. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, an impairment loss would be recognized for the amount by which the reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

As quoted market prices are not available for our reporting units, the calculation of their estimated fair value is determined using three valuation techniques: a discounted cash flow model (an income approach), a market-adjusted multiple of earnings and revenues (a market approach), and a similar transactions method (also a market approach). The discounted cash flow approach relies on our estimates of future cash flows and explicitly addresses factors such as timing, growth and margins, with due consideration given to forecasting risk. The multiple of earnings and revenues approach reflects the market's expectations for future growth and risk, with adjustments to account for differences between the guideline publicly traded companies and the subject reporting units. The similar transactions method considers prices paid in transactions that have recently occurred in our industry or in related industries. These valuation techniques are weighted 50%, 40% and 10%, respectively.

Under the income approach, we assumed a forecasted cash flow period of five years with discount rates ranging from 10.0% to 12.5% and a terminal growth rate of 3.0%. Under the guideline public company method, we used an adjusted multiple ranging from 10.0 to 17.0 of projected earnings before interest, taxes, depreciation and amortization (EBITDA) based on the market information of comparable companies. Additionally, we compared the estimated aggregate fair value of our reporting units to our overall market capitalization. For all reporting units, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) exceeded 250%. A significant increase in the discount rate, decrease in the long-term growth rate, or substantial reductions in our end markets and volume assumptions could have a negative impact on the estimated fair value of these reporting units.

OTHER INDEFINITE-LIVED INTANGIBLE ASSETS

Other intangible assets with indefinite useful lives are tested for impairment on an annual basis. The fair value of intangible assets with indefinite useful lives is determined on a relief from royalty methodology (income approach) which is based on the implied royalty paid, at an appropriate discount rate, to license the use of an asset rather than owning the asset. The present value of the after-tax cost savings (i.e., royalty relief) indicates the estimated fair value of the asset. Any excess of the carrying value over the estimated fair value would be recognized as an impairment loss equal to that excess.

In testing our other indefinite-lived intangible assets for impairment, we assumed forecasted revenues for a period of five years with discount rates ranging from 10.0% to 15.0%, terminal growth rates of 3.0%, and royalty rates ranging from 0.5% to 4.5%. For all indefinite-lived intangible assets, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) exceeded 35%. A significant increase in the discount rate, decrease in the long-term growth rate, decrease in the royalty rate or substantial reductions in our end markets and volume assumptions could have a negative impact on the estimated fair values of any of our tradenames.

- Business combinations – Acquisitions that meet the definition of a business combination are recorded using the acquisition method of accounting. We include the operating results of acquired entities from their respective dates of acquisition. We recognize and measure the identifiable assets acquired, liabilities assumed, including contingent consideration relating to potential earnout provisions and any non-controlling interest as of the acquisition date fair value. The valuation of intangible assets is determined using an income approach methodology. We use assumptions to value the intangible assets including projected cash flows, including revenue growth rates and margins, customer attrition rates, royalty rates, tax rates and discount rates. The excess, if any, of total consideration transferred in a business combination over the fair value of identifiable assets acquired, liabilities assumed, and any non-controlling interest is recognized as goodwill. Costs incurred as a result of a business combination other than costs related to the issuance of debt or equity securities are recorded in the period the costs are incurred.

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Contingent consideration

We assess any contingent consideration included in the consideration paid of a business combination. The value recorded is based on estimates of future financial projections on revenue under various potential scenarios, in which a Monte Carlo simulation model runs many iterations based on comparable companies' revenue growth rates and their implied revenue volatilities. These cash flow projections are discounted with a risk adjusted rate. Each quarter until such contingent amounts are earned, the fair value of the liability is remeasured at each reporting period and adjusted as a component of operating expenses based on changes to the underlying assumptions. The estimates used to determine the fair value of the contingent consideration liability are subject to significant judgment, specifically revenue growth rates, implied revenue volatilities and discount rates.

- Asbestos matters – Prior to the Petition Date, certain of our wholly-owned subsidiaries and former companies were named as defendants in asbestos-related lawsuits in state and federal courts. We recorded a liability for our actual and anticipated future claims as well as an asset for anticipated insurance settlements. We performed a detailed analysis and projected an estimated range of the total liability for pending and unasserted future asbestos-related claims. We recorded the liability at the low end of the range as we believed that no amount within the range is a better estimate than any other amount. Our key assumptions underlying the estimated asbestos-related liabilities included the number of people occupationally exposed and likely to develop asbestos-related diseases such as mesothelioma and lung cancer, the number of people likely to file an asbestos-related personal injury claim against us, the average settlement and resolution of each claim and the percentage of claims resolved with no payment. Asbestos-related defense costs were excluded from the asbestos claims liability and were recorded separately as services were incurred. None of our existing or previously-owned businesses were a producer or manufacturer of asbestos. We recorded certain income and expenses associated with our asbestos liabilities and corresponding insurance recoveries within *Discontinued operations, net of tax*, as they related to previously divested businesses, except for amounts associated with asbestos liabilities and corresponding insurance recoveries of Murray and its predecessors, which were recorded within continuing operations.

- Revenue recognition – Revenue is recognized when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. A majority of our revenues are recognized at a point-in-time as control is transferred at a distinct point in time per the terms of a contract. However, a portion of our revenues are recognized over time as the customer simultaneously receives control as we perform work under a contract. For these arrangements, the cost-to-cost input method is used as it best depicts the transfer of control to the customer that occurs as we incur costs.

  The transaction price allocated to performance obligations reflects our expectations about the consideration we will be entitled to receive from a customer. To determine the transaction price, variable and non-cash consideration are assessed as well as whether a significant financing component exists. We include variable consideration in the estimated transaction price when it is probable that significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. We consider historical data in determining our best estimates of variable consideration, and the related accruals are recorded using the expected value method.

  We enter into sales arrangements that contain multiple goods and services. For these arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation and whether the sales price for each obligation is representative of standalone selling price. If available, we utilize observable prices for goods or services sold separately to similar customers in similar circumstances to evaluate relative standalone selling price. List prices are used if they are determined to be representative of standalone selling prices. Where necessary, we ensure that the total transaction price is then allocated to the distinct performance obligations based on the determination of their relative standalone selling price at the inception of the arrangement.

  We recognize revenue for delivered goods or services when the delivered good or service is distinct, control of the good or service has transferred to the customer, and only customary refund or return rights related to the goods or services exist. For extended warranties and long-term service agreements, revenue for these distinct performance obligations are recognized over time on a straight-line basis over the respective contract term.

- Income taxes – Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. We recognize future tax benefits, such as net operating losses and tax credits, to the extent that realizing these benefits is considered in our judgment to be more likely than not. We regularly review the recoverability of our deferred tax assets considering our historic profitability, projected future taxable income, timing of the reversals of existing temporary differences and the feasibility of our tax planning strategies. Where appropriate, we record a valuation allowance with respect to a future tax benefit.

The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which we operate. Future changes in applicable laws, projected levels of taxable income, and tax planning could change the effective tax rate and tax balances recorded by us. In addition, tax authorities periodically review income tax returns filed by us and can raise issues regarding our filing positions, timing and amount of income or deductions, and the allocation of income among the jurisdictions in which we operate. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. We believe that we have adequately provided for any reasonably foreseeable resolution of these matters. We will adjust our estimate if significant events so dictate. To the extent that the ultimate results differ from our original or adjusted estimates, the effect will be recorded in the provision for income taxes in the period that the matter is finally resolved.

- Employee benefit plans – We provide a range of benefits to eligible employees and retirees, including pensions, postretirement and postemployment benefits. Determining the cost associated with such benefits is dependent on various actuarial assumptions including discount rates, expected return on plan assets, compensation increases, mortality, turnover rates and healthcare cost trend rates. Actuarial valuations are performed to determine expense in accordance with GAAP. Actual results may differ from the actuarial assumptions and are generally accumulated and amortized into earnings over future periods. We review our actuarial assumptions at each measurement date and make modifications to the assumptions based on current rates and trends, if appropriate. The discount rate, the rate of compensation increase and the expected long-term rates of return on plan assets are determined as of each measurement date. We believe that the assumptions utilized in recording our obligations under our plans are reasonable based on input from our actuaries, outside investment advisors and information as to assumptions used by plan sponsors.

Changes in any of the assumptions can have an impact on the net periodic pension cost or postretirement benefit cost. Estimated sensitivities to the expected 2023 net periodic pension cost of a 0.25% rate decline in the two basic assumptions are as follows: the decline in the discount rate would increase expense by $0.5 million and the decline in the estimated return on assets would increase expense by $5.2 million. A 0.25% rate decrease in the discount rate for postretirement benefits would increase expected 2023 net periodic postretirement benefit cost by $0.3 million.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2, "Summary of Significant Accounting Policies" to the Consolidated Financial Statements for a discussion of recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

We are exposed to fluctuations in currency exchange rates, interest rates and commodity prices which could impact our results of operations and financial condition.

FOREIGN CURRENCY EXPOSURES

We have operations throughout the world that manufacture and sell products in various international markets. As a result, we are exposed to movements in exchange rates of various currencies against the U.S. dollar as well as against other currencies throughout the world.

Many of our non-U.S. operations have a functional currency other than the U.S. dollar, and their results are translated into U.S. dollars for reporting purposes. Therefore, our reported results will be higher or lower depending on the weakening or strengthening of the U.S. dollar against the respective foreign currency. Our largest concentration of revenues from non-U.S. operations as of December 31, 2023 are in Euros and Chinese Yuan. A hypothetical 10% unfavorable change in the average exchange rate used to translate *Net revenues* for the year ended December 31, 2023 from either Euros or Chinese Yuan-based operations into U.S. dollars would result in a decline of approximately $165 million and $70 million, respectively.

We use derivative instruments to partially hedge those material exposures that cannot be naturally offset. The instruments utilized are viewed as risk management tools, primarily involve little complexity and are not used for trading or speculative purposes. To minimize the risk of counterparty non-performance, derivative instrument agreements are made only through major financial institutions with significant experience in such derivative instruments.

We evaluate our exposure to changes in currency exchange rates on our foreign currency derivatives using a sensitivity analysis. The sensitivity analysis is a measurement of the potential loss in fair value based on a percentage change in exchange rates. Based on the currency derivative instruments in place at December 31, 2023, a hypothetical change in fair value of those derivative instruments assuming a 10% adverse change in exchange rates would result in an unrealized loss of $6.5 million, as compared with $7.5 million at December 31, 2022. These amounts, when realized, would be offset by changes in the fair value of the underlying transactions.

COMMODITY PRICE EXPOSURES

We are exposed to volatility in the prices of commodities used in some of our products and we use commodity hedge contracts in the financial derivatives market and fixed price purchase contracts to manage this exposure. Commodity risks are systematically managed pursuant to policy guidelines. As a cash flow hedge, gains and losses resulting from the hedging instruments mitigate a portion of our exposures to changes in commodity prices. The maturities of the commodity hedge contracts coincide with the expected purchase of the commodities. Based on the commodity derivative instruments in place at December 31, 2023, a hypothetical change in fair value of those derivative instruments assuming a 10% decrease in commodity prices would result in an unrealized loss of $8.2 million, as compared with $9.0 million at December 31, 2022. These amounts, when realized, would be offset by changes in the fair value of the underlying commodity purchases.

INTEREST RATE EXPOSURE

Our debt portfolio mainly consists of fixed-rate instruments, and therefore any fluctuation in market interest rates is not expected to have a material effect on our results of operations.

Item 8. Financial Statements

(a) The following Consolidated Financial Statements and the report thereon of PricewaterhouseCoopers LLP dated February 8, 2024, are presented in this Annual Report on Form 10-K beginning on page F-1.

Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Earnings for the years ended December 31, 2023, 2022 and 2021
Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021
Consolidated Balance Sheets at December 31, 2023 and 2022
Consolidated Statements of Equity for the years ended December 31, 2023, 2022 and 2021
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021
Notes to Consolidated Financial Statements

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2023, that the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act has been recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and that such information has been accumulated and communicated to the Company's management including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) *Management's Report on Internal Control Over Financial Reporting*

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2023. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control - Integrated Framework (2013). Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

(c) *Changes in Internal Control Over Financial Reporting*

There were no changes in internal control over financial reporting (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information regarding our executive officers is included in Part I under the caption "Executive Officers of Registrant."

The other information required by this item is incorporated herein by reference to the information contained under the headings "Item 1. Election of Directors", "Delinquent Section 16(a) Reports" and "Corporate Governance" in our definitive proxy statement for the 2024 annual general meeting of shareholders (2024 Proxy Statement).

Item 11. Executive Compensation

The other information required by this item is incorporated herein by reference to the information contained under the headings "Compensation Discussion and Analysis," "Compensation of Directors," "Executive Compensation," "Human Resources and Compensation Committee Report" and "Human Resources and Compensation Committee Interlocks and Insider Participation" in our 2024 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The other information required by this item is incorporated herein by reference to the information contained under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our 2024 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The other information required by this item is incorporated herein by reference to the information contained under the headings "Corporate Governance" and "Certain Relationships and Related Person Transactions" in our 2024 Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to the information contained under the caption "Fees of the Independent Auditors" in our 2024 Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1.   Financial Statements
See Item 8.

2.   Financial Statement Schedules

Schedules have been omitted because the required information is not applicable or because the required information is included elsewhere in this Annual Report on Form 10-K.

3.   Exhibits

The exhibits listed on the accompanying index to exhibits are filed as part of this Annual Report on Form 10-K.

TRANE
TECHNOLOGIES

TRANE TECHNOLOGIES PLC
INDEX TO EXHIBITS
(Item 15(a))

DESCRIPTION

Pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"), Trane Technologies plc (the "Company") has filed certain agreements as exhibits to this Annual Report on Form 10-K. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in our public disclosure, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof and should not be relied upon.

On July 1, 2009, Ingersoll-Rand Company Limited, a Bermuda company, completed a reorganization to change the jurisdiction of incorporation of the parent company from Bermuda to Ireland. As a result, Ingersoll-Rand plc replaced Ingersoll-Rand Company Limited as the ultimate parent company effective July 1, 2009. All references related to the Company prior to July 1, 2009 relate to Ingersoll-Rand Company Limited. On March 2, 2020, Ingersoll-Rand plc changed its name to Trane Technologies plc.

(a) Exhibits

EXHIBIT NO.	DESCRIPTION	METHOD OF FILING
1.1	Underwriting Agreement, dated as of February 16, 2023, by and among Trane Technologies Financing Limited, as issuer, Trane Technologies plc, Trane Technologies Global Holding Company Limited, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies Company LLC and Trane Technologies HoldCo Inc., as guarantors, and BofA Securities, Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters.	Incorporated by reference to Exhibit 1.1 to the Company's 2023 Form 8-K (File No. 001-34400) filed with the SEC on March 3, 2023.
2.1	Agreement and Plan of Merger, dated as of April 30, 2019, by and among the Company, Gardner Denver Holdings, Inc., Ingersoll-Rand U.S. HoldCo, Inc. and Charm Merger Sub Inc.	Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on May 6, 2019.
2.2	Separation and Distribution Agreement, dated as of April 30, 2019, by and between Ingersoll-Rand plc and Ingersoll-Rand U.S. HoldCo, Inc.	Incorporated by reference to Exhibit 2.2 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on May 6, 2019).
3.1	Constitution of the Company, as amended and restated on June 2, 2016	Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on June 7, 2016.
3.2	Amendment to the Constitution of the Company dated March 2, 2020	Incorporated by reference to Exhibit 3.2 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
	The Company and its subsidiaries are parties to several long-term debt instruments under which, in each case, the total amount of securities authorized does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis.	Pursuant to paragraph 4 (iii)(A) of Item 601 (b) of Regulation S-K, the Company agrees to furnish a copy of such instruments to the Securities and Exchange Commission upon request.

EXHIBIT NO.	DESCRIPTION	METHOD OF FILING
4.1	Indenture, dated as of June 20, 2013, by and among Ingersoll-Rand Global Holding Company Limited, as issuer, Ingersoll-Rand plc, Ingersoll-Rand Company Limited and Ingersoll-Rand International Holding Limited, as guarantors and The Bank of New York Mellon, as Trustee.	Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on June 26, 2013.
4.2	First Supplemental Indenture, dated as of June 20, 2013, by and among Ingersoll-Rand Global Holding Company Limited, as issuer, Ingersoll-Rand plc, Ingersoll-Rand Company Limited and Ingersoll-Rand International Holding Limited, as guarantors and The Bank of New York Mellon, as Trustee, relating to the 2.875% Senior Notes due 2019.	Incorporated by reference to Exhibit 4.2 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on June 26, 2013.
4.3	Second Supplemental Indenture, dated as of June 20, 2013, by and among Ingersoll-Rand Global Holding Company Limited, as issuer, Ingersoll-Rand plc, Ingersoll-Rand Company Limited and Ingersoll-Rand International Holding Limited, as guarantors and The Bank of New York Mellon, as Trustee, relating to the 4.250% Senior Notes due 2023.	Incorporated by reference to Exhibit 4.3 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on June 26, 2013.
4.4	Third Supplemental Indenture, dated as of June 20, 2013, by and among Ingersoll-Rand Global Holding Company Limited, as issuer, Ingersoll-Rand plc, Ingersoll-Rand Company Limited and Ingersoll-Rand International Holding Limited, as guarantors and The Bank of New York Mellon, as Trustee, relating to the 5.750% Senior Notes due 2043.	Incorporated by reference to Exhibit 4.4 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on June 26, 2013.
4.5	Fourth Supplemental Indenture, dated as of November 20, 2013, among Ingersoll-Rand Global Holding Company Limited, a Bermuda company, Ingersoll-Rand Company Limited, a Bermuda company, Ingersoll-Rand International Holding Limited, a Bermuda company, Ingersoll-Rand plc, an Irish public limited company, Ingersoll-Rand Company, a New Jersey corporation, and The Bank of New York Mellon, as Trustee, to the Indenture dated as of June 20, 2013.	Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on November 26, 2013.
4.6	Fifth Supplemental Indenture, dated as of October 28, 2014, by and among Ingersoll-Rand Global Holding Company Limited, as issuer, Ingersoll-Rand Company, as co-obligor, Ingersoll-Rand plc, Ingersoll-Rand Company Limited, Ingersoll-Rand International Holding Limited, Ingersoll-Rand Luxembourg Finance S.A., as guarantors, and The Bank of New York Mellon, as Trustee, to an Indenture, dated as of June 20, 2013.	Incorporated by reference to Exhibit 4.5 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on October 29, 2014.
4.7	Sixth Supplemental Indenture, dated as of December 18, 2015, by and among Ingersoll-Rand Global Holding Company Limited, as issuer, Ingersoll-Rand Company, as co-obligor, Ingersoll-Rand plc, Ingersoll-Rand International Holding Limited, Ingersoll-Rand Luxembourg Finance S.A., and Ingersoll-Rand Lux International Holding Company S.à.r.l. as guarantors, and The Bank of New York Mellon, as Trustee, to an Indenture, dated as of June 20, 2013.	Incorporated by reference to Exhibit 4.21 to the Company's Form 10-K for the fiscal year ended 2015 (File No. 001-34400) filed with the SEC on February 12, 2016.

TRANE
TECHNOLOGIES

EXHIBIT NO.	DESCRIPTION	METHOD OF FILING
4.8	Seventh Supplemental Indenture, dated as of April 5, 2016, by and among Ingersoll-Rand Global Holding company Limited, as issuer, Ingersoll-Rand Company, as co-obligor, Ingersoll-Rand plc, Ingersoll-Rand International Holding Limited, Ingersoll-Rand Luxembourg Finance S.A., Ingersoll-Rand Lux International Holding Company S.à r.l., and Ingersoll-Rand Irish Holdings Unlimited Company, as guarantors, and The Bank of New York Mellon, as Trustee, to an indenture, dated as of June 20, 2013.	Incorporated by reference to Exhibit 4.19 to the Company's Form 10-K for the fiscal year ended 2016 (File No. 001-34400) filed with the SEC on February 13, 2017.
4.9	Eighth Supplemental Indenture, dated as of May 1, 2020, by and among Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand Company, Trane Technologies plc, Trane Technologies Luxembourg Finance S.A., Trane Technologies Lux International Holding Company S.à.r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies HoldCo Inc., and The Bank of New York Mellon, as Trustee, to an indenture dated as of June 20, 2013.	Incorporated by reference to Exhibit 4.9 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
4.10	Ninth Supplemental Indenture, dated as of May 1, 2020, by and among Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand Company, Trane Technologies plc, Trane Technologies Luxembourg Finance S.A., Trane Technologies Lux International Holding Company S.à.r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies HoldCo Inc., and The Bank of New York Mellon, as Trustee, to an indenture dated as of June 20, 2013.	Incorporated by reference to Exhibit 4.10 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
4.11	Tenth Supplemental Indenture, dated as of May 1, 2020, by and among Trane Technologies HoldCo Inc., Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand Company, Trane Technologies plc, Trane Technologies Luxembourg Finance S.A., Trane Technologies Lux International Holding Company S.à.r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies Company LLC, and The Bank of New York Mellon, as Trustee, to an indenture dated as of June 20, 2013.	Incorporated by reference to Exhibit 4.11 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
4.12	Eleventh Supplemental Indenture, dated as of May 1, 2020, by and among Trane Technologies HoldCo Inc., Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand Company, Trane Technologies plc, Trane Technologies Luxembourg Finance S.A., Trane Technologies Lux International Holding Company S.à.r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies Company LLC, and The Bank of New York Mellon, as Trustee, to an indenture dated as of June 20, 2013.	Incorporated by reference to Exhibit 4.12 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
4.13	Twelfth Supplemental Indenture, dated as of April 30, 2021, by and among Trane Technologies HoldCo Inc., Trane Technologies Company LLC, Trane Technologies Global Holding Company Limited, Trane Technologies plc, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holdings Unlimited Company and Trane Technologies Financing Limited and The Bank of New York Mellon, as Trustee.	Incorporated by reference to Exhibit 4.13 to the Company's 2021 Form 10-K (File No. 001-34400) filed with the SEC on February 7, 2022.

EXHIBIT NO.	DESCRIPTION	METHOD OF FILING
4.14	Thirteenth Supplemental Indenture, dated as of November 20, 2023, by and among Trane Technologies HoldCo Inc., Trane Technologies Company LLC, Trane Technologies plc, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holdings Unlimited Company,Trane Technologies Financing Limited, Trane Technologies Americas Holding Corporation, and Trane Technologies Global Holding II Company Limited, and The Bank of New York Mellon, as Trustee.	Filed herewith.
4.15	Indenture, dated as of October 28, 2014, by and among Ingersoll-Rand Luxembourg Finance S.A., as issuer, and Ingersoll-Rand plc, Ingersoll-Rand Company Limited, Ingersoll-Rand International Holding Limited, Ingersoll-Rand Company and Ingersoll-Rand Global Holding Company Limited, as guarantors, and The Bank of New York Mellon, as Trustee.	Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on October 29, 2014
4.16	First Supplemental Indenture, dated as of October 28, 2014, by and among Ingersoll-Rand Luxembourg Finance S.A., as issuer, and Ingersoll-Rand plc, Ingersoll-Rand Company Limited, Ingersoll-Rand International Holding Limited, Ingersoll-Rand Company and Ingersoll-Rand Global Holding Company Limited, as guarantors, and The Bank of New York Mellon, as Trustee, relating to the 2.625% Senior Notes due 2020.	Incorporated by reference to Exhibit 4.2 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on October 29, 2014.
4.17	Second Supplemental Indenture, dated as of October 28, 2014, by and among Ingersoll-Rand Luxembourg Finance S.A., as issuer, and Ingersoll-Rand plc, Ingersoll-Rand Company Limited, Ingersoll-Rand International Holding Limited, Ingersoll-Rand Company and Ingersoll-Rand Global Holding Company Limited, as guarantors, and The Bank of New York Mellon, as Trustee, relating to the 3.550% Senior Notes due 2024.	Incorporated by reference to Exhibit 4.3 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on October 29, 2014.
4.18	Third Supplemental Indenture, dated as of October 28, 2014, by and among Ingersoll-Rand Luxembourg Finance S.A., as issuer, and Ingersoll-Rand plc, Ingersoll-Rand Company Limited, Ingersoll-Rand International Holding Limited, Ingersoll-Rand Company and Ingersoll-Rand Global Holding Company Limited, as guarantors, and The Bank of New York Mellon, as Trustee, relating to the 4.650% Senior Notes due 2044.	Incorporated by reference to Exhibit 4.4 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on October 29, 2014.
4.19	Fourth Supplemental Indenture, dated as of December 18, 2015, by and among Ingersoll-Rand Luxembourg Finance S.A., as issuer, and Ingersoll-Rand plc, Ingersoll-Rand International Holding Limited, Ingersoll-Rand Company, Ingersoll-Rand Global Holding Company Limited, and Ingersoll-Rand Lux International Holding Company S.à.r.l. as guarantors, and The Bank of New York Mellon, as Trustee.	Incorporated by reference to Exhibit 4.27 to the Company's Form 10-K for the fiscal year ended 2015 (File No. 001-34400) filed with the SEC on February 12, 2016.

EXHIBIT NO.	DESCRIPTION	METHOD OF FILING
4.20	Fifth Supplemental Indenture, dated as of April 5, 2016, by and among Ingersoll-Rand Luxembourg Finance S.A., as Issuer, and Ingersoll-Rand plc, Ingersoll-Rand Company Limited, Ingersoll-Rand Company, Ingersoll-Rand International Holding Limited, Ingersoll-Rand Lux International Holding Company S.à r.l., Ingersoll-Rand Irish Holdings Unlimited Company, as guarantors, and The Bank of New York Mellon, as Trustee.	Incorporated by reference to Exhibit 4.25 to the Company's Form 10-K for the fiscal year ended 2016 (File No. 001-34400) filed with the SEC on February 13, 2017.
4.21	Sixth Supplemental Indenture, dated as of May 1, 2020, by and among Trane Technologies Luxembourg Finance S.A., Trane Technologies plc, Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand Company, Trane Technologies Irish Holdings Unlimited Company, Trane Technologies HoldCo Inc., and the Bank of New York Mellon, as Trustee.	Incorporated by reference to Exhibit 4.19 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
4.22	Seventh Supplemental Indenture, dated as of May 1, 2020, by and among Trane Technologies Luxembourg Finance S.A., Trane Technologies plc, Ingersoll-Rand Global Holding Company Limited, Trane Technologies Irish Holdings Unlimited Company, Trane Technologies HoldCo Inc., Trane Technologies Company LLC, and the Bank of New York Mellon, as Trustee.	Incorporated by reference to Exhibit 4.20 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
4.23	Eighth Supplemental Indenture, dated as of May 1, 2020, by and among Trane Technologies Luxembourg Finance S.A., Trane Technologies plc, Ingersoll-Rand Global Holding Company Limited, Trane Technologies Lux International Holding Company S.à.r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies HoldCo Inc., Trane Technologies Company LLC, and the Bank of New York Mellon, as Trustee.	Incorporated by reference to Exhibit 4.21 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
4.24	Ninth Supplemental Indenture, dated as of May 1, 2020, by and among Trane Technologies Luxembourg Finance S.A., Trane Technologies plc, Ingersoll-Rand Global Holding Company Limited, Trane Technologies Lux International Holding Company S.à.r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies HoldCo Inc., Trane Technologies Company LLC, and the Bank of New York Mellon, as Trustee.	Incorporated by reference to Exhibit 4.22 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
4.25	Tenth Supplemental Indenture dated as of April 30, 2021, by and among Trane Technologies Financing Limited, Trane Technologies Global Holding Company Limited, Trane Technologies plc, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies HoldCo Inc., and Trane Technologies Company LLC and The Bank of New York Mellon, as Trustee.	Incorporated by reference to Exhibit 4.24 to the Company's 2021 Form 10-K (File No. 001-34400) filed with the SEC on February 7, 2022.

EXHIBIT NO.	DESCRIPTION	METHOD OF FILING
4.26	Eleventh Supplemental Indenture dated as of November 20, 2023, by and among Trane Technologies Financing Limited, Trane Technologies plc, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies HoldCo Inc., Trane Technologies Company LLC, Trane Technologies Americas Holding Corporation, and Trane Technologies Global Holding II Company Limited, and The Bank of New York Mellon, as Trustee.	Filed herewith.
4.27	Indenture, dated as of February 21, 2018, by and among Ingersoll-Rand Global Holding Company Limited, as issuer, Ingersoll-Rand plc, Ingersoll-Rand Luxembourg Finance S.A., Ingersoll-Rand Lux International Holding Company S.à r.l., Ingersoll-Rand Irish Holdings Unlimited Company and Ingersoll-Rand Company, as guarantors, and Wells Fargo Bank, National Association, as Trustee.	Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on February 26, 2018.
4.28	First Supplemental Indenture, dated as of February 21, 2018, by and among Ingersoll-Rand Global Holding Company Limited, as issuer, Ingersoll-Rand plc, Ingersoll-Rand Luxembourg Finance S.A., Ingersoll-Rand Lux International Holding Company S.à r.l., Ingersoll-Rand Irish Holdings Unlimited Company and Ingersoll-Rand Company, as guarantors, and Wells Fargo Bank, National Association, as Trustee, relating to the 2.900% Senior Notes due 2021.	Incorporated by reference to Exhibit 4.2 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on February 26, 2018.
4.29	Second Supplemental Indenture, dated as of February 21, 2018, by and among Ingersoll-Rand Global Holding Company Limited, as issuer, Ingersoll-Rand plc, Ingersoll-Rand Luxembourg Finance S.A., Ingersoll-Rand Lux International Holding Company S.à r.l., Ingersoll-Rand Irish Holdings Unlimited Company and Ingersoll-Rand Company, as guarantors, and Wells Fargo Bank, National Association, as Trustee, relating to the 3.750% Senior Notes due 2028.	Incorporated by reference to Exhibit 4.4 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on February 26, 2018.
4.30	Third Supplemental Indenture, dated as of February 21, 2018, by and among Ingersoll-Rand Global Holding Company Limited, as issuer, Ingersoll-Rand plc, Ingersoll-Rand Luxembourg Finance S.A., Ingersoll-Rand Lux International Holding Company S.à r.l., Ingersoll-Rand Irish Holdings Unlimited Company and Ingersoll-Rand Company, as guarantors, and Wells Fargo Bank, National Association, as Trustee, relating to the 4.300% Senior Notes due 2048.	Incorporated by reference to Exhibit 4.6 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on February 26, 2018.
4.31	Fourth Supplemental Indenture, dated as of March 21, 2019, by and among Ingersoll-Rand Global Holding Company Limited, as issuer, Ingersoll-Rand plc, Ingersoll-Rand Luxembourg Finance S.A., Ingersoll-Rand Lux International Holding Company S.à r.l., Ingersoll-Rand Irish Holdings Unlimited Company and Ingersoll-Rand Company, as guarantors, and Wells Fargo Bank, National Association, as Trustee, relating to the 3.500% Senior Notes due 2026.	Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on March 26, 2019.

TRANE
TECHNOLOGIES

EXHIBIT NO.	DESCRIPTION	METHOD OF FILING
4.32	Fifth Supplemental Indenture, dated as of March 21, 2019, by and among Ingersoll-Rand Global Holding Company Limited, as issuer, Ingersoll-Rand plc, Ingersoll-Rand Luxembourg Finance S.A., Ingersoll-Rand Lux International Holding Company S.à r.l., Ingersoll-Rand Irish Holdings Unlimited Company and Ingersoll-Rand Company, as guarantors, and Wells Fargo Bank, National Association, as Trustee, relating to the 3.800% Senior Notes due 2029.	Incorporated by reference to Exhibit 4.3 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on March 26, 2019.
4.33	Sixth Supplemental Indenture, dated as of March 21, 2019, by and among Ingersoll-Rand Global Holding Company Limited, as issuer, Ingersoll-Rand plc, Ingersoll-Rand Luxembourg Finance S.A., Ingersoll-Rand Lux International Holding Company S.à r.l., Ingersoll-Rand Irish Holdings Unlimited Company and Ingersoll-Rand Company, as guarantors, and Wells Fargo Bank, National Association, as Trustee, relating to the 4.500% Senior Notes due 2049.	Incorporated by reference to Exhibit 4.5 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on March 26, 2019.
4.34	Seventh Supplemental Indenture, dated as of May 1, 2020, by and among Ingersoll-Rand Global Holding Company Limited, Trane Technologies Luxembourg Finance S.A., Trane Technologies plc, Ingersoll-Rand Company, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies HoldCo Inc. and Wells Fargo Bank, National Association, as Trustee.	Incorporated by reference to Exhibit 4.30 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
4.35	Eighth Supplemental Indenture, dated as of May 1, 2020, by and among Ingersoll-Rand Global Holding Company Limited, Trane Technologies Luxembourg Finance S.A., Trane Technologies plc, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies HoldCo Inc., Trane Technologies Company LLC and Wells Fargo Bank, National Association, as Trustee.	Incorporated by reference to Exhibit 4.31 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
4.36	Ninth Supplemental Indenture, dated as of May 1, 2020, by and among Ingersoll-Rand Global Holding Company Limited, Trane Technologies Luxembourg Finance S.A., Trane Technologies plc, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies HoldCo Inc., Trane Technologies Company LLC and Wells Fargo Bank, National Association, as Trustee.	Incorporated by reference to Exhibit 4.32 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
4.37	Tenth Supplemental Indenture, dated as of May 1, 2020, by and among Ingersoll-Rand Global Holding Company Limited, Trane Technologies Luxembourg Finance S.A., Trane Technologies plc, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies HoldCo Inc., Trane Technologies Company LLC and Wells Fargo Bank, National Association, as Trustee.	Incorporated by reference to Exhibit 4.33 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.

EXHIBIT NO.	DESCRIPTION	METHOD OF FILING
4.38	Eleventh Supplemental Indenture dated as of April 30, 2021, by and among Trane Technologies Financing Limited, Trane Technologies Global Holding Company Limited, Trane Technologies plc, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies HoldCo Inc. and Trane Technologies Company LLC and Wells Fargo Bank, National Association.	Incorporated by reference to Exhibit 4.36 to the Company's 2021 Form 10-K (File No. 001-34400) filed with the SEC on February 7, 2022.
4.39	Twelfth Supplemental Indenture dated as of November 20, 2023, by and among Trane Technologies Financing Limited, Trane Technologies plc, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holding Unlimited Company, Trane Technologies HoldCo Inc., Trane Technologies Company LLC, Trane Technologies Americas Holding Corporation, and Trane Technologies Global Holding II Company Limited, and Computershare Trust Company, N.A. acting as Trustee.	Filed herewith.
4.41	Indenture, dated as of March 3, 2023, by and among Trane Technologies Financing Limited, as issuer, Trane Technologies plc, Trane Technologies Global Holding Company Limited, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies Company LLC and Trane Technologies HoldCo Inc., as guarantors, and Computershare Trust Company, N.A., as Trustee, relating to the 5.250% Senior Notes due 2033.	Incorporated by reference to Exhibit 4.1 to the Company's 2023 Form 8-K (File No. 001-34400) filed with the SEC on March 3, 2023.
4.42	Supplemental Indenture, dated as of March 3, 2023, by and among Trane Technologies Financing Limited, as issuer, Trane Technologies plc, Trane Technologies Global Holding Company Limited, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies Company LLC and Trane Technologies HoldCo Inc., as guarantors, and Computershare Trust Company, N.A., as Trustee, relating to the 5.250% Senior Notes due 2033.	Incorporated by reference to Exhibit 4.2 to the Company's 2023 Form 8-K (File No. 001-34400) filed with the SEC on March 3, 2023.
4.43	Second Supplemental Indenture, dated as of November 20, 2023, by and among Trane Technologies Financing Limited, as issuer, Trane Technologies plc, Trane Technologies Global Holding Company Limited, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies Company LLC and Trane Technologies HoldCo Inc., as guarantors, Trane Technologies Americas Holding Corporation and Trane Technologies Global Holding II Company Limited, as New Guarantors and Computershare Trust Company, N.A., as Trustee, relating to the 5.250% Senior Notes due 2033.	Filed herewith.
4.44	Description of Registrant's Securities	Filed herewith.
10.1*	Form of Global Stock Option Award Agreement (February 2024).	Filed herewith
10.2*	Form of Global Restricted Stock Unit Award Agreement (February 2024).	Filed herewith

EXHIBIT NO.	DESCRIPTION	METHOD OF FILING
10.3*	Form of Global Performance Stock Unit Award Agreement (February 2024).	Filed herewith
10.4	Credit Agreement dated June 18, 2021 among Trane Technologies Holdco Inc., Trane Technologies Global Holding Company Limited and Trane Technologies Financing Limited, Trane Technologies plc, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies Company LLC, JPMorgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, J.P. Morgan Securities LLC and BNP Paribas, as Sustainability Structuring Agents, Deutsche Bank Securities Inc., Goldman Sachs Bank USA, MUFG Bank, Ltd. and U.S. Bank National Association as Documentation Agents, and JPMorgan Chase Bank, N.A., Citibank, N.A., BofA Securities, Inc., BNP Securities Corp. and Mizuho Bank, Ltd., as joint lead arrangers and joint bookrunners, and certain lending institutions from time to time parties thereto.	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on June 24, 2021.
10.5	First Amendment dated as of June 30, 2022, to the Credit Agreement dated as of June 18, 2021, among Trane Technologies Holdco Inc, Trane Technologies Global Holding Company Limited, Trane Technologies Financing Limited and JPMorgan Chase Bank N.A. as Administrative Agent.	Incorporated by reference to Exhibit 10.3 to the Company's Q2 2022 Form 10-Q (File No. 001-34400) filed with the SEC on August 3, 2022.
10.6	Second Amendment dated as of September 20, 2023 dated as of September 20, 2023, to the Credit Agreement dated as of June 18, 2021 (as amended by that First Amendment dated as of June 30, 2022, the "Existing Credit Agreement" and as amended by this Amendment, the "Amended Credit Agreement"), among Trane Technologies Holdco Inc., a Delaware corporation ("Trane Holdco"), Trane Technologies Global Holding Company Limited, a Delaware corporation ("Trane Global"), Trane Technologies Financing Limited.	Incorporated by reference to Exhibit 10.1 to the Company's Q3 2023 Form 10-Q (file No. 001-34400) filed with the SEC on November 1, 2023.
10.7	Consent and Third Amendment dated as of November 20, 2023, to the Credit Agreement dated as of June 18, 2021, among Trane Technologies Holdco Inc., Trane Technologies Global Holding Company Limited, and Trane Technologies Financing Limited, as Borrowers; Trane Technologies PLC, as Guarantor; and JPMorgan Chase Bank N.A. as Administrative Agent.	Filed herewith.

EXHIBIT NO.	DESCRIPTION	METHOD OF FILING
10.8	Credit Agreement dated April 25, 2022 among Trane Technologies Holdco Inc., Trane Technologies Global Holding Company Limited and Trane Technologies Financing Limited, Trane Technologies plc, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies Company LLC, JPMorgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, J.P. Morgan Securities LLC and BNP Paribas, as Sustainability Structuring Agents, Bank of America, N.A., BNP Paribas, Deutsche Bank Securities Inc., Goldman Sachs Bank USA, MUFG Bank, Ltd. and U.S. Bank, N.A., as Documentation Agents, and JPMorgan Chase Bank, N.A., Citibank, N.A., BofA Securities, Inc., BNP Securities Corp. and Mizuho Bank, Ltd., as joint lead arrangers and joint bookrunners, and certain lending institutions from time to time parties thereto.	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on April 28, 2022.
10.9	First Amendment dated as of September 20, 2023 September 20, 2023, to the Credit Agreement dated as of April 25, 2022 (the "Existing Credit Agreement" and as amended by this Amendment, the "Amended Credit Agreement"), among Trane Technologies Holdco Inc., a Delaware corporation ("Trane Holdco"), Trane Technologies Global Holding Company Limited, a Delaware corporation ("Trane Global"), Trane Technologies Financing Limited.	Incorporated by reference to Exhibit 10.2 to the Company's Q3 2023 Form 10-Q (file No. 001-34400) filed with the SEC on November 1, 2023.
10.10	Consent and Second Amendment dated as of November 20, 2023, to the Credit Agreement dated as of April 25, 2022, among Trane Technologies Holdco Inc., Trane Technologies Global Holding Company Limited, Trane Technologies Financing Limited, as Borrowers; Trane Technologies PLC, as Guarantor; and JPMorgan Chase Bank N.A. as Administrative Agent.	Filed herewith.
10.11	Deed Poll Indemnity of Trane Technologies plc dated August 2, 2022	Incorporated by reference to Exhibit 10.1 to the Company's Q2 2022 Form 10-Q (File No. 001-34400) filed with the SEC on August 3, 2022.
10.12	Deed Poll Indemnity of Trane Technologies Lux International Holding company S.à r.l. dated August 2, 2022	Incorporated by reference to Exhibit 10.2 to the Company's Q2 2022 Form 10-Q (File No. 001-34400) filed with the SEC on August 3, 2022.
10.13*	Trane Technologies Incentive Stock Plan of 2013 (amended and restated as of March 2, 2020).	Incorporated by reference to Exhibit 10.9 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
10.14*	Trane Technologies Incentive Stock Plan of 2018 (amended and restated as of March 2, 2020).	Incorporated by reference to Exhibit 10.10 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
10.15*	Trane Technologies Executive Deferred Compensation Plan (as amended and restated effective May 4, 2020).	Incorporated by reference to Exhibit 10.11 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
10.16*	Trane Technologies Executive Deferred Compensation Plan II (as amended and restated effective May 4, 2020).	Incorporated by reference to Exhibit 10.13 to the Company's 2021 Form 10-K (File No. 001-34400) filed with the SEC on February 7, 2022.
10.17*	Trane Technologies Director Deferred Compensation and Stock Award Plan (as amended and restated effective March 2, 2020).	Incorporated by reference to Exhibit 10.13 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.

TRANE
TECHNOLOGIES

EXHIBIT NO.	DESCRIPTION	METHOD OF FILING
10.18*	Trane Technologies Director Deferred Compensation and Stock Award Plan II (as amended and restated effective March 2, 2020).	Incorporated by reference to Exhibit 10.14 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
10.19*	Trane Technologies Supplemental Employee Savings Plan (amended and restated effective May 4, 2020).	Incorporated by reference to Exhibit 10.15 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
10.20*	Trane Technologies Supplemental Employee Savings Plan II (effective January 1, 2005 and amended and restated through May 4, 2020).	Incorporated by reference to Exhibit 10.16 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
10.21*	Trane Inc. Deferred Compensation Plan (as amended and restated as of May 4, 2020, except where otherwise stated).	Incorporated by reference to Exhibit 10.17 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
10.22*	Trane Technologies Supplemental Pension Plan (Amended and Restated Effective May 4, 2020).	Incorporated by reference to Exhibit 10.18 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
10.23*	Trane Technologies Supplemental Pension Plan II (Amended and Restated Effective May 4, 2020).	Incorporated by reference to Exhibit 10.19 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
10.24*	Trane Technologies Elected Officers Supplemental Plan (Effective January 1, 2005 and Amended and Restated effective May 4, 2020).	Incorporated by reference to Exhibit 10.20 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
10.25*	Trane Technologies Key Management Supplemental Program (Effective January 1, 2005 and Amended and Restated effective May 4, 2020).	Incorporated by reference to Exhibit 10.22 to the Company's 2021 Form 10-K (File No. 001-34400) filed with the SEC on February 7, 2022.
10.26*	Description of Annual Incentive Matrix Program.	Incorporated by reference to Exhibit 10.23 to the Company's 2021 Form 10-K (File No. 001-34400) filed with the SEC on February 7, 2022.
10.27*	Amendment One to the Trane Technologies Key Management Supplemental Program (effective October 11, 2022).	Incorporated by reference to Exhibit 10.23 to the Company's 2022 Form 10-K (File No. 001-34400) filed with the SEC on February 10, 2023.
10.28*	Trane Inc. Deferred Compensation Plan (as Amended and Restated as of May 4, 2020).	Incorporated by reference to Exhibit 10.24 to the Company's 2022 Form 10-K (File No. 001-34400) filed with the SEC on February 10, 2023.
10.29*	Form of Tier 1 Change in Control Agreement (New Officers on or after May 19, 2009).	Incorporated by reference to Exhibit 10.32 to the Company's Form 10-Q for the period ended June 30, 2009 (File No. 001-34400) filed with the SEC on August 6, 2009.
10.30*	Form of Tier 2 Change in Control Agreement (New Officers on or after May 19, 2009).	Incorporated by reference to Exhibit 10.33 to the Company's Form 10-Q for the period ended June 30, 2009 (File No. 001-34400) filed with the SEC on August 6, 2009.
10.31*	Amended and Restated Major Restructuring Severance Plan (as amended and restated effective May 4, 2020).	Incorporated by reference to Exhibit 10.27 to the Company's 2020 Form 10-K (File No. 001-34400) filed with the SEC on February 9, 2021.
10.32*	David S. Regnery Letter, dated as of September 1, 2017.	Incorporated by reference to Exhibit 10.44 to the Company's Form 10-K for the year ended December 31, 2018 (File No. 001-34400) filed with the SEC on February 12, 2019.
10.33*	David S. Regnery Letter, dated as of December 9, 2019.	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on December 11, 2019.
10.34*	David S. Regnery Letter, dated as of June 3, 2021.	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (Filed No. 001-34400) filed with the SEC on June 4, 2021.

EXHIBIT NO.	DESCRIPTION	METHOD OF FILING
10.35*	Christopher J. Kuehn Letter, dated as of December 10, 2019.	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on December 10, 2019.
10.36*	Paul A. Camuti Letter, dated December 5, 2019.	Incorporated by reference to Exhibit 10.42 to the Company's 2021 Form 10-K (File No. 001-34400) filed with the SEC on February 7, 2022.
10.37*	Mark Majocha Offer Letter dated October 12, 2022	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on October 14, 2022.
10.38*	Beth Elwell Offer Letter dated January 4, 2024	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on January 10, 2024.
21	List of Subsidiaries of Trane Technologies plc.	Filed herewith.
22.1	List of Guarantors and Subsidiary Issuers of Guaranteed Securities.	Filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith.
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
97.1	Trane Technologies plc Clawback / Recoupment Policy	Filed herewith.
97.2	Trane Technologies Financing Limited Clawback / Recoupment Policy	Filed herewith.
101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Statements of Earnings, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Equity, (v) the Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.	Furnished herewith.
104	Cover Page Interactive Data File (embedded within the iXBRL document and contained in Exhibit 101).	Filed herewith.

* Management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

Not applicable.

TRANE
TECHNOLOGIES

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANE TECHNOLOGIES PLC
(Registrant)

By: /s/ David S. Regnery
David S. Regnery
Chair of the Board and Chief Executive Officer
(Principal Executive Officer)
Date: February 8, 2024

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David S. Regnery (David S. Regnery)	Chair of the Board and Chief Executive Officer (Principal Executive Officer)	February 8, 2024
/s/ Christopher J. Kuehn (Christopher J. Kuehn)	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 8, 2024
/s/ Mark A. Majocha (Mark A. Majocha)	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 8, 2024
/s/ Kirk E. Arnold (Kirk E. Arnold)	Director	February 8, 2024
/s/ Ana P. Assis (Ana P. Assis)	Director	February 8, 2024
/s/ Ann C. Berzin (Ann C. Berzin)	Director	February 8, 2024
/s/ April Miller Boise (April Miller Boise)	Director	February 8, 2024
/s/ Gary D. Forsee (Gary D. Forsee)	Director	February 8, 2024
/s/ Mark R. George (Mark R. George)	Director	February 8, 2024
/s/ John A. Hayes (John A. Hayes)	Director	February 8, 2024
/s/ Linda P. Hudson (Linda P. Hudson)	Director	February 8, 2024
/s/ Myles P. Lee (Myles P. Lee)	Director	February 8, 2024
/s/ Melissa N. Schaeffer (Melissa N. Schaeffer)	Director	February 8, 2024
/s/ John P. Surma (John P. Surma)	Director	February 8, 2024

TRANE TECHNOLOGIES PLC

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID 238) F-2
Consolidated Statements of Earnings F-5
Consolidated Statements of Comprehensive Income F-6
Consolidated Balance Sheets F-7
Consolidated Statements of Equity F-8
Consolidated Statements of Cash Flows F-9
Notes to Consolidated Financial Statements F-10

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Trane Technologies plc

OPINIONS ON THE FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited the accompanying consolidated balance sheets of Trane Technologies plc and its subsidiaries (the "Company") as of December 31, 2023 and 2022 and the related consolidated statements of earnings, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

BASIS FOR OPINIONS

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CRITICAL AUDIT MATTERS

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

REVENUE RECOGNITION FROM CONTRACTS WITH CUSTOMERS

As described in Notes 2 and 12 to the consolidated financial statements, the Company recognized $17.7 billion of consolidated revenue for the year ended December 31, 2023. Revenue is recognized when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. A majority of the Company's revenue is recognized at a point-in-time as control is transferred at a distinct point in time per the terms of a contract. However, a portion of the Company's revenue is recognized over-time as the customer simultaneously receives control as the Company performs work under a contract. For these arrangements, management uses the cost-to-cost input method as it best depicts the transfer of control to the customer that occurs as the Company incurs costs. The transaction price allocated to performance obligations reflects the Company's expectations about the consideration it will be entitled to receive from a customer. To determine the transaction price, management assesses variable and noncash consideration as well as whether a significant financing component exists.

The principal considerations for our determination that performing procedures relating to revenue recognition from contracts with customers is a critical audit matter are the high degree of auditor effort in performing procedures and evaluating audit evidence related to the Company's revenue recognition of point-in-time and over-time contracts with customers.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process on the Company's point-in-time and over-time contracts with customers. These procedures also included, among others (i) evaluating revenue transactions on a sample basis by obtaining and inspecting evidence of an arrangement with a customer, evidence of goods delivered or services provided and evidence of consideration received in exchange for transferring those goods or services, and (ii) evaluating the completeness and accuracy of data provided by management.

VALUATION OF CERTAIN INTANGIBLE ASSETS– ACQUISITIONS OF MTA S.P.A., HELMER SCIENTIFIC INC., AND NUVOLO TECHNOLOGIES CORPORATION

As described in Note 17 to the consolidated financial statements, during 2023, the Company completed the acquisitions of MTA S.p.A. (MTA), Helmer Scientific Inc. (Helmer), and Nuvolo Technologies Corporation (Nuvolo). The total purchase consideration for the MTA acquisition was $224.4 million, net of cash acquired. Intangible assets fair value associated with the MTA acquisition totaled $93.3 million and primarily relate to customer relationships. The total purchase consideration for the Helmer acquisition was $266.4 million, net of cash acquired. Intangible assets fair value associated with the Helmer acquisition totaled $95.7 million and primarily related to customer relationships. The total purchase price for the Nuvolo acquisition was expected to be $442.9 million, comprised of the upfront cash consideration of $352.6 million paid and the fair value of the contingent consideration arrangements at the acquisition date of $90.3 million. Developed technology makes up a portion of the total intangibles assets fair value of $141.0 million associated with the Nuvolo acquisition.

TRANE
TECHNOLOGIES

The preliminary valuation of intangible assets related to the acquisitions of MTA, Helmer and Nuvolo was determined by management using an income approach methodology. Management estimated a portion of the fair value of the customer relationships intangible assets using an excess earnings model and a portion using the with and without method. Management estimated a portion of the fair value of the developed technology intangible asset using a relief from royalty approach and a portion using an excess earnings model. Key assumptions include projected cash flows, including revenue growth rates and margins, customer attrition rates, royalty rates and discount rates attributable to each intangible asset.

The principal considerations for our determination that performing procedures relating to the valuation of certain intangible assets related to the acquisitions of MTA, Helmer, and Nuvolo is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the customer relationships acquired in the MTA and Helmer acquisitions, and developed technology acquired in the Nuvolo acquisition; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to the margins and discount rates for the customer relationships and the revenue growth rates, margins, and discount rate for the developed technology; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of customer relationships and developed technology acquired. These procedures also included, among others (i) reading the purchase agreements; (ii) testing management's process for developing the fair value estimates of the customer relationships acquired in the MTA and Helmer acquisitions and developed technology acquired in the Nuvolo acquisition; (iii) evaluating the appropriateness of the excess earnings models used by management; (iv) testing the completeness and accuracy of certain underlying data used in the excess earnings models; (v) and evaluating the reasonableness of significant assumptions used by management related to the margins and discount rates related to the customer relationships and the revenue growth rates, margins, and discount rate related to the developed technology. Evaluating the reasonableness of management's significant assumptions related to the margins related to the customer relationships and the revenue growth rates and margins related to the developed technology involved considering (i) the past performance of the acquired businesses, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the excess earnings models and (ii) the reasonableness of the discount rate assumptions.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 8, 2024

We have served as the Company's auditor since at least 1906. We have not been able to determine the specific year we began serving as auditor of the Company.

Trane Technologies plc
Consolidated Statements of Earnings
In millions, except per share amounts

FOR THE YEARS ENDED DECEMBER 31,		2023		2022		2021
Net revenues						
Products	$	11,975.4	$	10,930.8	$	9,498.8
Services		5,702.2		5,060.9		4,637.6
		17,677.6		15,991.7		14,136.4
Costs and expenses						
Cost of products sold		(8,414.2)		(7,935.2)		(6,843.1)
Cost of services sold		(3,406.2)		(3,091.7)		(2,823.7)
Selling and administrative expenses		(2,963.2)		(2,545.9)		(2,446.3)
Operating income		2,894.0		2,418.9		2,023.3
Interest expense		(234.5)		(223.5)		(233.7)
Other income/(expense), net		(92.2)		(23.3)		1.1
Earnings before income taxes		2,567.3		2,172.1		1,790.7
Provision for income taxes		(498.4)		(375.9)		(333.5)
Earnings from continuing operations		2,068.9		1,796.2		1,457.2
Discontinued operations, net of tax		(27.2)		(21.5)		(20.6)
Net earnings		2,041.7		1,774.7		1,436.6
Less: Net earnings from continuing operations attributable to noncontrolling interests		(17.8)		(18.2)		(13.2)
Net earnings attributable to Trane Technologies plc	$	2,023.9	$	1,756.5	$	1,423.4
Amounts attributable to Trane Technologies plc ordinary shareholders:						
Continuing operations	$	2,051.1	$	1,778.0	$	1,444.0
Discontinued operations		(27.2)		(21.5)		(20.6)
Net earnings	$	2,023.9	$	1,756.5	$	1,423.4
Earnings (loss) per share attributable to Trane Technologies plc ordinary shareholders:						
Basic:						
Continuing operations	$	8.97	$	7.65	$	6.05
Discontinued operations		(0.12)		(0.10)		(0.09)
Net earnings	$	8.85	$	7.55	$	5.96
Diluted:						
Continuing operations	$	8.89	$	7.57	$	5.96
Discontinued operations		(0.12)		(0.09)		(0.09)
Net earnings	$	8.77	$	7.48	$	5.87

See accompanying notes to Consolidated Financial Statements.

TRANE
TECHNOLOGIES

Trane Technologies plc
Consolidated Statements of Comprehensive Income
In millions

FOR THE YEARS ENDED DECEMBER 31,		2023		2022		2021
Net earnings	$	2,041.7	$	1,774.7	$	1,436.6
Other comprehensive income (loss):						
Currency translation		72.5		(202.7)		(122.7)
Cash flow hedges						
Unrealized net gains (losses) arising during period		(4.4)		(24.3)		1.6
Net (gains) losses reclassified into earnings		13.5		10.2		(6.4)
Tax (expense) benefit		(1.6)		2.5		1.1
Total cash flow hedges, net of tax		7.5		(11.6)		(3.7)
Pension and OPEB adjustments:						
Prior service costs for the period		—		(3.3)		0.3
Net actuarial gains (losses) for the period		16.8		54.2		111.4
Amortization reclassified into earnings		7.4		21.6		38.6
Net curtailment and settlement (gains) losses reclassified to earnings		1.4		15.0		8.0
Currency translation and other		(3.7)		12.7		5.2
Tax (expense) benefit		(6.2)		(16.1)		(43.7)
Total pension and OPEB adjustments, net of tax		15.7		84.1		119.8
Other comprehensive income (loss), net of tax		95.7		(130.2)		(6.6)
Comprehensive income, net of tax	$	2,137.4	$	1,644.5	$	1,430.0
Less: Comprehensive income attributable to noncontrolling interests		(18.1)		(16.6)		(12.7)
Comprehensive income attributable to Trane Technologies plc	$	2,119.3	$	1,627.9	$	1,417.3

See accompanying notes to Consolidated Financial Statements.

Trane Technologies plc
Consolidated Balance Sheets
In millions, except share amounts

DECEMBER 31,	2023	2022
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,095.3	$ 1,220.5
Accounts and notes receivable, net	2,956.8	2,780.1
Inventories	2,152.1	1,993.8
Other current assets	665.7	384.8
Total current assets	6,869.9	6,379.2
Property, plant and equipment, net	1,772.2	1,536.1
Goodwill	6,095.3	5,503.7
Intangible assets, net	3,439.8	3,264.0
Other noncurrent assets	1,214.7	1,398.6
Total assets	$ 19,391.9	$ 18,081.6
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 2,025.2	$ 2,091.6
Accrued compensation and benefits	591.7	541.2
Accrued expenses and other current liabilities	2,634.7	2,006.0
Short-term borrowings and current maturities of long-term debt	801.9	1,048.0
Total current liabilities	6,053.5	5,686.8
Long-term debt	3,977.9	3,788.3
Postemployment and other benefit liabilities	596.9	667.0
Deferred and noncurrent income taxes	703.7	680.1
Other noncurrent liabilities	1,042.9	1,154.2
Total liabilities	12,374.9	11,976.4
Equity:		
Trane Technologies plc shareholders' equity		
Ordinary shares, $1.00 par value (251,673,874 and 253,328,263 shares issued at December 31, 2023 and 2022, respectively)	251.7	253.3
Ordinary shares held in treasury, at cost (24,500,713 and 24,500,868 shares at December 31, 2023 and 2022, respectively)	(1,719.4)	(1,719.4)
Retained earnings	9,133.7	8,320.9
Accumulated other comprehensive income (loss)	(670.8)	(766.2)
Total Trane Technologies plc shareholders' equity	6,995.2	6,088.6
Noncontrolling interest	21.8	16.6
Total equity	7,017.0	6,105.2
Total liabilities and equity	$ 19,391.9	$ 18,081.6

See accompanying notes to Consolidated Financial Statements.

TRANE
TECHNOLOGIES

Trane Technologies plc
Consolidated Statements of Equity

IN MILLIONS, EXCEPT PER SHARE AMOUNTS	TOTAL EQUITY	TRANE TECHNOLOGIES PLC SHAREHOLDERS' EQUITY						NONCONTROLLING INTEREST
		ORDINARY SHARES		ORDINARY SHARES HELD IN TREASURY, AT COST	CAPITAL IN EXCESS OF PAR VALUE	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	
		AMOUNT AT PAR VALUE	SHARES					
Balance at December 31, 2020	$6,427.1	$ 263.3	263.3	$ (1,719.4)	$ —	$ 8,495.3	$ (631.5)	$ 19.4
Net earnings	1,436.6	—	—	—	—	1,423.4	—	13.2
Other comprehensive income (loss)	(6.6)	—	—	—	—	—	(6.1)	(0.5)
Shares issued under incentive stock plans	78.3	2.3	2.3	—	76.0	—	—	—
Repurchase of ordinary shares	(1,100.3)	(5.9)	(5.9)	—	(142.5)	(951.9)	—	—
Share-based compensation	63.6	—	—	—	66.4	(2.8)	—	—
Dividends declared to noncontrolling interest	(14.9)	—	—	—	—	—	—	(14.9)
Cash dividends declared ($2.36 per share)	(561.8)	—	—	—	—	(561.8)	—	—
Separation of Ingersoll Rand Industrial	(49.0)	—	—	—	—	(49.0)	—	—
Other	0.1	—	—	—	0.1	—	—	—
Balance at December 31, 2021	$6,273.1	$ 259.7	259.7	$ (1,719.4)	$ —	$ 8,353.2	$ (637.6)	$ 17.2
Net earnings	1,774.7	—	—	—	—	1,756.5	—	18.2
Other comprehensive income (loss)	(130.2)	—	—		—	—	(128.6)	(1.6)
Shares issued under incentive stock plans	2.6	1.1	1.1	—	1.5	—	—	—
Repurchase of ordinary shares	(1,200.2)	(7.5)	(7.5)	—	(45.4)	(1,147.3)	—	—
Share-based compensation	54.3	—	—	—	56.2	(1.9)	—	—
Dividends declared to noncontrolling interest	(14.5)	—	—	—	—	—	—	(14.5)
Acquisition/divestiture of noncontrolling interest	(15.1)	—	—	—	(12.4)	—	—	(2.7)
Cash dividends declared ($2.68 per share)	(620.7)	—	—	—	—	(620.7)	—	—
Separation of Ingersoll Rand Industrial	(18.9)	—	—	—	—	(18.9)	—	—
Other	0.1	—	—	—	0.1	—	—	—
Balance at December 31, 2022	$6,105.2	$ 253.3	253.3	$ (1,719.4)	$ —	$ 8,320.9	$ (766.2)	$ 16.6
Net earnings	2,041.7	—	—	—	—	2,023.9	—	17.8
Other comprehensive income (loss)	95.7	—	—	—	—	—	95.4	0.3
Shares issued under incentive stock plans	79.3	1.7	1.7	—	77.6	—	—	—
Repurchase of ordinary shares	(669.3)	(3.3)	(3.3)	—	(142.1)	(523.9)	—	—
Share-based compensation	61.6	—	—	—	64.3	(2.7)	—	—
Dividends declared to noncontrolling interest	(12.9)	—	—	—	—	—	—	(12.9)
Cash dividends declared ($3.00 per share)	(684.5)	—	—	—	—	(684.5)	—	—
Other	0.2	—	—	—	0.2	—	—	—
Balance at December 31, 2023	$7,017.0	$ 251.7	251.7	$ (1,719.4)	$ —	$ 9,133.7	$ (670.8)	$ 21.8

See accompanying notes to Consolidated Financial Statements.

Trane Technologies plc
Consolidated Statements of Cash Flows

In millions

FOR THE YEARS ENDED DECEMBER 31,	2023	2022	2021
Cash flows from operating activities:			
Net earnings	$ 2,041.7	$ 1,774.7	$ 1,436.6
Discontinued operations, net of tax	27.2	21.5	20.6
Adjustments for non-cash transactions:			
Depreciation and amortization	348.1	323.6	299.4
Pension and other postretirement benefits	51.0	55.6	50.8
Stock settled share-based compensation	64.3	56.3	66.5
Other non-cash items, net	(32.7)	17.1	(36.4)
Changes in other assets and liabilities, net of the effects of acquisitions:			
Accounts and notes receivable	(110.1)	(345.4)	(265.4)
Inventories	(96.4)	(466.7)	(348.8)
Other current and noncurrent assets	(152.3)	(116.8)	(153.8)
Accounts payable	(125.3)	317.9	275.3
Other current and noncurrent liabilities	411.3	60.9	249.6
Net cash provided by (used in) continuing operating activities	2,426.8	1,698.7	1,594.4
Net cash provided by (used in) discontinued operating activities	(37.2)	(194.7)	(6.1)
Net cash provided by (used in) operating activities	2,389.6	1,504.0	1,588.3
Cash flows from investing activities:			
Capital expenditures	(300.7)	(291.8)	(223.0)
Acquisitions and equity method investments, net of cash acquired	(862.8)	(234.7)	(269.2)
Proceeds from sale of property, plant and equipment	9.2	9.7	15.1
Other investing activities, net	(17.9)	(23.0)	(68.6)
Net cash provided by (used in) continuing investing activities	(1,172.2)	(539.8)	(545.7)
Net cash provided by (used in) discontinued investing activities	—	(0.6)	—
Net cash provided by (used in) investing activities	(1,172.2)	(540.4)	(545.7)
Cash flows from financing activities:			
Short-term borrowings (payments), net	(1.9)	—	—
Proceeds from long-term debt	699.2	—	—
Payments of long-term debt	(754.6)	(9.6)	(432.5)
Net proceeds from (payments of) debt	(57.3)	(9.6)	(432.5)
Debt issuance costs	(6.4)	(2.1)	(2.7)
Dividends paid to ordinary shareholders	(683.7)	(620.2)	(561.1)
Dividends paid to noncontrolling interests	(12.9)	(14.5)	(14.9)
Proceeds (payments) from shares issued under incentive plans, net	79.3	2.6	78.3
Repurchase of ordinary shares	(669.3)	(1,200.2)	(1,100.3)
Settlement related to special cash payment	—	(6.2)	(49.5)
Other financing activities, net	—	(2.0)	(44.9)
Net cash provided by (used in) financing activities	(1,350.3)	(1,852.2)	(2,127.6)
Effect of exchange rate changes on cash and cash equivalents	7.7	(50.1)	(45.7)
Net increase (decrease) in cash and cash equivalents	(125.2)	(938.7)	(1,130.7)
Cash and cash equivalents – beginning of period	1,220.5	2,159.2	3,289.9
Cash and cash equivalents – end of period	$ 1,095.3	$ 1,220.5	$ 2,159.2
Cash paid during the year for:			
Interest	$ 217.4	$ 218.0	$ 234.9
Income taxes, net of refunds	$ 523.6	$ 321.3	$ 356.9

See accompanying notes to Consolidated Financial Statements.

TRANE
TECHNOLOGIES

Notes To Consolidated Financial Statements

NOTE 1. DESCRIPTION OF COMPANY

Trane Technologies plc, a public limited company, incorporated in Ireland in 2009, and its consolidated subsidiaries (collectively we, our, the Company or Trane Technologies) is a global climate innovator. The Company brings sustainable and efficient solutions to buildings, homes and transportation through the Company's strategic brands, Trane® and Thermo King®, and its environmentally responsible portfolio of products, services and connected intelligent controls. The Company generates revenue and cash primarily through the design, manufacture, sales and service of solutions for Heating, Ventilation and Air Conditioning (HVAC), transport refrigeration, and custom refrigeration solutions.

REORGANIZATION OF ALDRICH AND MURRAY

On May 1, 2020, certain subsidiaries of the Company underwent an internal corporate restructuring that was effectuated through a series of transactions (2020 Corporate Restructuring). As a result, Aldrich Pump LLC (Aldrich) and Murray Boiler LLC (Murray), indirect wholly-owned subsidiaries of Trane Technologies plc, became solely responsible for the asbestos-related liabilities, and the beneficiaries of the asbestos-related insurance assets, of Trane Technologies Company LLC and Trane U.S. Inc, respectively. On a consolidated basis, the 2020 Corporate Restructuring did not have an impact on the Consolidated Financial Statements. In connection with the 2020 Corporate Restructuring, certain subsidiaries of the Company entered into funding agreements with Aldrich and Murray (collectively the Funding Agreements), pursuant to which those subsidiaries are obligated, among other things, to pay the costs and expenses of Aldrich and Murray during the pendency of the Chapter 11 cases to the extent distributions from their respective subsidiaries are insufficient to do so and to provide an amount for the funding for a trust established pursuant to section 524(g) of the Bankruptcy Code, to the extent that the other assets of Aldrich and Murray are insufficient to provide the requisite trust funding.

On June 18, 2020 (Petition Date), Aldrich and Murray filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Code) in the United States Bankruptcy Court for the Western District of North Carolina (the Bankruptcy Court) to resolve equitably and permanently all current and future asbestos related claims in a manner beneficial to claimants, Aldrich and Murray. As a result of the Chapter 11 filings, all asbestos-related lawsuits against Aldrich and Murray have been stayed due to the imposition of a statutory automatic stay applicable in Chapter 11 bankruptcy cases. Only Aldrich and Murray have filed for Chapter 11 relief. Neither Aldrich's wholly-owned subsidiary, 200 Park, Inc. (200 Park), Murray's wholly-owned subsidiary, ClimateLabs LLC (ClimateLabs), Trane Technologies plc nor its other subsidiaries (the Trane Companies) are part of the Chapter 11 filings. The Trane Companies are expected to continue to operate as usual, with no disruption to their employees, suppliers, or customers globally. However, as of the Petition Date, Aldrich and its wholly-owned subsidiary 200 Park and Murray and its wholly-owned subsidiary ClimateLabs were deconsolidated and their respective assets and liabilities were derecognized from the Company's Consolidated Financial Statements. Refer to Note 20, "Commitments and Contingencies," for more information regarding the Chapter 11 bankruptcy and asbestos-related matters.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies used in the preparation of the accompanying Consolidated Financial Statements follows:

Basis of Presentation: The accompanying Consolidated Financial Statements reflect the consolidated operations of the Company and have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) as defined by the Financial Accounting Standards Board (FASB) within the FASB Accounting Standards Codification (ASC). Intercompany accounts and transactions have been eliminated. The results of operations and cash flows of all discontinued operations have been separately reported as discontinued operations for all periods presented.

The Consolidated Financial Statements include all majority-owned subsidiaries of the Company. A noncontrolling interest in a subsidiary is considered an ownership interest in a majority-owned subsidiary that is not attributable to the parent. The Company includes *Noncontrolling interest* as a component of *Total equity* in the Consolidated Balance Sheets and the *Net earnings attributable* to *noncontrolling interests* are presented as an adjustment from *Net earnings* used to arrive at *Net earnings attributable to Trane Technologies plc* in the Consolidated Statements of Earnings.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the Consolidated Statements of Earnings in the period that they are determined.

Currency Translation: Assets and liabilities of non-U.S. subsidiaries, where the functional currency is not the U.S. dollar, have been translated at year-end exchange rates, and income and expense accounts have been translated using average exchange rates throughout the year. Adjustments resulting from the process of translating an entity's financial statements into the U.S. dollar have been recorded in the equity section of the Consolidated Balance Sheets within *Accumulated other comprehensive income (loss)*. Transactions that are denominated in a currency other than an entity's functional currency are subject to changes in exchange rates with the resulting gains and losses recorded within *Other income/(expense), net*.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, demand deposits and all highly liquid investments with original maturities at the time of purchase of three months or less. The Company maintains amounts on deposit at various financial institutions, which may at times exceed federally insured limits. However, management periodically evaluates the credit-worthiness of those institutions and has not experienced any losses on such deposits.

Allowance for Credit Losses: The Company maintains an allowance for credit losses which represents the best estimate of expected loss inherent in the Company's accounts receivable portfolio. This estimate is based upon a two-step policy that results in the total recorded allowance for credit losses. The first step is to record a portfolio reserve based on the aging of the outstanding accounts receivable portfolio and the Company's historical experience with the Company's end markets, customer base and products. The second step is to create a specific reserve for significant accounts as to which the customer's ability to satisfy their financial obligation to the Company is in doubt due to circumstances such as bankruptcy, deteriorating operating results or financial position. In these circumstances, management uses its judgment to record an allowance based on the best estimate of expected loss, factoring in such considerations as the market value of collateral, if applicable. Actual results could differ from those estimates. These estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the Consolidated Statements of Earnings in the period that they are determined. The Company's allowance for credit losses was $44.8 million and $43.7 million as of December 31, 2023 and 2022, respectively.

Inventories: Depending on the business, U.S. inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method or the lower of cost and net realizable value (NRV) using the first-in, first-out (FIFO) method. Non-U.S. inventories are stated at the lower of cost and NRV using the FIFO method. At December 31, 2023 and 2022, approximately 59% and 58%, respectively, of all inventory utilized the LIFO method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, less accumulated depreciation. Assets placed in service are recorded at cost and depreciated using the straight-line method over the estimated useful life of the asset except for leasehold improvements, which are depreciated over the shorter of their economic useful life or their lease term. The range of useful lives used to depreciate property, plant and equipment is as follows:

Buildings	10 to 50 years
Machinery and equipment	2 to 12 years
Software	2 to 7 years

Major expenditures for replacements and significant improvements that increase asset values and extend useful lives are also capitalized. Capitalized costs are amortized over their estimated useful lives using the straight-line method. Repairs and maintenance expenditures that do not extend the useful life of the asset are charged to expense as incurred. The carrying amounts of assets that are sold or retired and the related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected within current earnings.

TRANE
TECHNOLOGIES

The Company assesses the recoverability of the carrying value of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the asset group to the future net undiscounted cash flows expected to be generated by the asset group. If the undiscounted cash flows are less than the carrying amount of the asset group, an impairment loss is recognized for the amount by which the carrying value of the asset group exceeds the fair value of the asset group.

Goodwill and Intangible Assets: The Company records as goodwill the excess of the purchase price over the fair value of the net assets acquired in a business combination. Measurement period adjustments may be recorded once a final valuation has been performed. Goodwill and other indefinite-lived intangible assets are tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset is more likely than not less than the carrying amount of the asset. In addition, an interim impairment test is completed upon a triggering event or when there is a reorganization of reporting structure or disposal of all or a portion of a reporting unit.

Impairment of goodwill is tested at the reporting unit level. The test compares the carrying amount of the reporting unit to its estimated fair value. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, an impairment loss would be recognized for the amount by which the reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

Intangible assets such as customer-related intangible assets and other intangible assets with finite useful lives are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful lives approximate the following:

Customer relationships	15 years
Other	8 years

The Company assesses the recoverability of the carrying value of its intangible assets with finite useful lives whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset group to the future net undiscounted cash flows expected to be generated by the asset group. If the undiscounted cash flows are less than the carrying amount of the asset group, an impairment loss is recognized for the amount by which the carrying value of the asset group exceeds the fair value of the asset group.

Business Combinations: Acquisitions that meet the definition of a business combination are recorded using the acquisition method of accounting. The Company includes the operating results of acquired entities from their respective dates of acquisition. The Company recognizes and measures the identifiable assets acquired, liabilities assumed, including contingent consideration relating to earnout provisions, and any non-controlling interest as of the acquisition date fair value. The excess, if any, of total consideration transferred in a business combination over the fair value of identifiable assets acquired, liabilities assumed and any non-controlling interest is recognized as goodwill. Costs incurred as a result of a business combination other than costs related to the issuance of debt or equity securities are recorded in the period the costs are incurred. Additionally, at each reporting period, contingent consideration is remeasured to fair value, with changes recorded in *Selling and administrative expenses* in the Consolidated Statements of Earnings.

Equity Investments: Partially-owned equity affiliates generally represent 20-50% ownership interests in equity investments where the Company demonstrates significant influence, but does not have a controlling financial interest. Partially-owned equity affiliates are accounted for under the equity method.

The Company invests in companies that complement existing products and services further enhancing its product portfolio. The Company records equity investments for which it does not have significant influence and without a readily determinable fair value at cost with adjustments for observable changes in price or impairment as permitted by the measurement alternative. Investments for which the measurement alternative has been elected are assessed for impairment upon a triggering event. Equity investments without a readily determinable fair value were $69.9 million and $121.0 million for the years ended December 31, 2023 and December 31, 2022, respectively.

Employee Benefit Plans: The Company provides a range of benefits, including pensions, postretirement and postemployment benefits to eligible current and former employees. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, mortality, turnover rates, and healthcare cost trend rates. Actuaries perform the required calculations to determine expense in accordance with GAAP. Actual results may differ from the actuarial assumptions and are generally accumulated into *Accumulated other comprehensive income (loss)* and amortized into *Net earnings* over future periods. The Company reviews its actuarial assumptions at each measurement date and makes modifications to the assumptions based on current rates and trends, if appropriate.

Loss Contingencies: Liabilities are recorded for various contingencies arising in the normal course of business. The Company has recorded reserves in the financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience data depending on the nature of the reserve, and in certain instances with consultation of legal counsel, internal and external consultants and engineers. Subject to the uncertainties inherent in estimating future costs for these types of liabilities, the Company believes its estimated reserves are reasonable and does not believe the final determination of the liabilities with respect to these matters would have a material effect on the financial condition, results of operations, liquidity or cash flows of the Company for any year.

Environmental Costs: The Company is subject to laws and regulations relating to protecting the environment. Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Liabilities for remediation costs are recorded when they are probable and can be reasonably estimated, generally no later than the completion of feasibility studies or the Company's commitment to a plan of action. The assessment of this liability, which is calculated based on existing remediation technology, does not reflect any offset for possible recoveries from insurance companies, and is not discounted.

Asbestos Matters: Prior to the Petition Date, certain of the Company's wholly-owned subsidiaries and former companies were named as defendants in asbestos-related lawsuits in state and federal courts. The Company recorded a liability for actual and anticipated future claims as well as an asset for anticipated insurance settlements. Asbestos-related defense costs were excluded from the asbestos claims liability and were recorded separately as services were incurred. None of the Company's existing or previously-owned businesses were a producer or manufacturer of asbestos. The Company recorded certain income and expenses associated with asbestos liabilities and corresponding insurance recoveries within *Discontinued operations, net of tax*, as they related to previously divested businesses, except for amounts associated with the predecessor of Murray's asbestos liabilities and corresponding insurance recoveries, which were recorded within continuing operations.

Product Warranties: Standard product warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms and historical experience. The Company assesses the adequacy of its liabilities and will make adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available. The Company's extended warranty liability represents the deferred revenue associated with its extended warranty contracts and is amortized into revenue on a straight-line basis over the life of the contract, unless another method is more representative of the costs incurred. The Company assesses the adequacy of its liability by evaluating the expected costs under its existing contracts to ensure these expected costs do not exceed the extended warranty liability.

Income Taxes: Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The Company recognizes future tax benefits, such as net operating losses and tax credits, to the extent that realizing these benefits is considered in its judgment to be more likely than not. The Company regularly reviews the recoverability of its deferred tax assets considering its historic profitability, projected future taxable income, timing of the reversals of existing temporary differences and the feasibility of its tax planning strategies. Where appropriate, the Company records a valuation allowance with respect to a future tax benefit.

Revenue Recognition: Revenue is recognized when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. The majority of the Company's revenue is recognized at a point-in-time as control is transferred at a distinct point in time per the terms of a contract.

However, a portion of the Company's revenue is recognized over-time as the customer simultaneously receives control as the Company performs work under a contract. For these arrangements, the cost-to-cost input method (percentage of completion) is used as it best depicts the transfer of control to the customer that occurs as the Company incurs costs. See Note 12, "Revenue" to the Consolidated Financial Statements for additional information regarding revenue recognition.

Research and Development Costs: The Company conducts research and development activities focused on product and system sustainability improvements such as increasing energy efficiency, developing products that allow for use of lower global warming potential refrigerants, reducing material content in products, and designing products for circularity. These expenditures are expensed when incurred. For the years ended December 31, 2023, 2022 and 2021, these expenditures amounted to $252.3 million, $211.2 million and $193.5 million, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

The FASB ASC is the sole source of authoritative GAAP other than the Securities and Exchange Commission (SEC) issued rules and regulations that apply only to SEC registrants. The FASB issues an Accounting Standard Update (ASU) to communicate changes to the codification. The Company considers the applicability and impact of all ASU's. ASU's not listed below were assessed and determined to be either not applicable or are not expected to have a material impact on the consolidated financial statements.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In September 2022, the FASB issued ASU 2022-04, "Liabilities - Supplier Finance Program (Subtopic 405-50): Disclosure of Supplier Program Finance Obligations," which requires that a company that enters into a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. To achieve that objective, the company should disclose qualitative and quantitative information about its supplier finance programs. The Company adopted this standard on January 1, 2023, except for the amendment on roll forward information which is effective for fiscal years beginning after December 15, 2023. See Note 8, "Supplier Financing Arrangements" for more information regarding the Company's supplier financing program.

In November 2021, the FASB issued ASU 2021-10, "Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance" (ASU 2021-10), which requires additional disclosures regarding government grants and cash contributions. The additional disclosures required by this update include information about the nature of the transactions and the related accounting policy used to account for the transaction, the financial statement line items affected by the transactions and the amounts applicable to each financial statement line item and significant terms and conditions of the transactions, including commitments and contingencies. ASU 2021-10 is effective for annual periods beginning after December 15, 2021 with early adoption permitted. The Company adopted this standard on January 1, 2022 with no material impact on its Consolidated Financial Statements.

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" (ASU 2021-08), which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, "Revenue from Contracts with Customers" (ASC 606). ASU 2021-08 is effective for fiscal years beginning after December 15, 2022 including interim periods therein with early adoption permitted. The Company early adopted this standard during the fourth quarter of 2021 and applied it retrospectively to all business combinations for which the acquisition date occurred on or after January 1, 2021 resulting in no material impact on its Consolidated Financial Statements.

In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes" (ASU 2019-12), which simplifies certain aspects of income tax accounting guidance in ASC 740, reducing the complexity of its application. Certain exceptions to ASC 740 presented within the ASU include: intraperiod tax allocation, deferred tax liabilities related to outside basis differences, year-to-date loss in interim periods, among others. ASU 2019-12 is effective for annual reporting periods beginning after December 15, 2020 including interim periods therein with early adoption permitted. The Company adopted this standard on January 1, 2021 with no material impact on its Consolidated Financial Statements.

ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED

In December 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosures (Topic 740)" (ASU 2023-09) which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the guidance and its impact to the financial statements.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" (ASU 2023-07) which requires public entities to disclose information about their reportable segments' oversight and significant expenses on an interim and annual basis. The ASU is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the guidance and its impact to the financial statements.

In October 2023, the FASB issued ASU 2023-06, "Disclosure Improvements: Codification Amendments in Response to SEC's Disclosure Update and Simplification Initiative" (ASU 2023-06) to amend a variety of disclosure requirements in the ASC. The effective date for each amendment will be the date on with the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective. Early adoption is prohibited. Upon adoption, this ASU is not expected to have a material impact on its financial statements and related disclosures.

NOTE 3. INVENTORIES

At December 31, the major classes of inventory were as follows:

IN MILLIONS	2023	2022
Raw materials	$ 605.1	$ 509.6
Work-in-process	385.1	333.8
Finished goods	1,332.3	1,280.3
	2,322.5	2,123.7
LIFO reserve	(170.4)	(129.9)
Total	$ 2,152.1	$ 1,993.8

The Company performs periodic assessments to determine the existence of obsolete, slow-moving and non-saleable inventories and records necessary provisions to reduce such inventories to the lower of cost and NRV. Reserve balances, primarily related to obsolete and slow-moving inventories, were $143.5 million and $94.3 million at December 31, 2023 and December 31, 2022, respectively.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

At December 31, the major classes of property, plant and equipment were as follows:

IN MILLIONS	2023	2022
Land	$ 42.3	$ 36.8
Buildings	832.8	737.7
Machinery and equipment	2,224.4	1,996.8
Software	721.4	677.3
	3,820.9	3,448.6
Accumulated depreciation	(2,048.7)	(1,912.5)
Total	$ 1,772.2	$ 1,536.1

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $178.3 million, $176.5 million and $170.5 million, which includes amounts for software amortization of $36.5 million, $42.1 million and $45.7 million, respectively.

TRANE
TECHNOLOGIES

NOTE 5. GOODWILL

The changes in the carrying amount of goodwill are as follows:

IN MILLIONS	AMERICAS	EMEA	ASIA PACIFIC	TOTAL
Net balance as of December 31, 2021	$ 4,185.2	$ 740.8	$ 578.8	$ 5,504.8
Acquisitions[1]	45.3	23.9	27.1	96.3
Currency translation	(3.7)	(49.8)	(43.9)	(97.4)
Net balance as of December 31, 2022	4,226.8	714.9	562.0	5,503.7
Acquisitions[1]	453.7	112.8	—	566.5
Measurement period adjustments	(8.7)	10.0	(0.1)	1.2
Currency translation	3.5	31.3	(10.9)	23.9
Net balance as of December 31, 2023	$ 4,675.3	$ 869.0	$ 551.0	$ 6,095.3

[1] Refer to Note 17, "Acquisitions and Divestitures" for more information regarding acquisitions.

The net goodwill balances at December 31, 2023, 2022 and 2021 include $2,496.0 million of accumulated impairment, primarily related to the Americas segment. The accumulated impairment relates entirely to a charge recorded in 2008.

NOTE 6. INTANGIBLE ASSETS

The following table sets forth the gross amount and related accumulated amortization of the Company's intangible assets at December 31:

IN MILLIONS	2023			2022		
	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET CARRYING AMOUNT	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET CARRYING AMOUNT
Customer relationships	$ 2,384.4	$ (1,731.4)	$ 653.0	$ 2,183.7	$ (1,592.1)	$ 591.6
Other	419.6	(243.1)	176.5	261.7	(213.4)	48.3
Total finite-lived intangible assets	$ 2,804.0	$ (1,974.5)	$ 829.5	$ 2,445.4	$ (1,805.5)	$ 639.9
Trademarks (indefinite-lived)	2,610.3	—	2,610.3	2,624.1	—	2,624.1
Total	$ 5,414.3	$ (1,974.5)	$ 3,439.8	$ 5,069.5	$ (1,805.5)	$ 3,264.0

Intangible asset amortization expense for 2023, 2022 and 2021 was $165.2 million, $142.7 million and $123.6 million, respectively.

Future estimated amortization expense on existing intangible assets in the next five years as of December 31, 2023 amounts to approximately:

IN MILLIONS	
2024	$ 178
2025	146
2026	93
2027	64
2028	45

NOTE 7. DEBT AND CREDIT FACILITIES

At December 31, *Short-term borrowings and current maturities of long-term debt* consisted of the following:

IN MILLIONS	2023	2022
Debentures with put feature	$ 295.0	$ 340.8
4.250% Senior notes due 2023	—	699.7
3.550% Senior notes due 2024	499.4	—
Other current maturities of long-term debt	7.5	7.5
Total	$ 801.9	$ 1,048.0

The Company's short-term obligations primarily consist of debentures with put features and current maturities of long-term debt. The weighted-average interest rate for *Short-term borrowings and current maturities of long-term debt* at December 31, 2023 and 2022 was 4.6% and 4.9%, respectively.

COMMERCIAL PAPER PROGRAM

The Company uses borrowings under its commercial paper program for general corporate purposes. The maximum aggregate amount of unsecured commercial paper notes available to be issued, on a private placement basis, under the commercial paper program is $2.0 billion as of December 31, 2023. Under the commercial paper program, the Company may issue notes from time to time through Trane Technologies HoldCo Inc. or Trane Technologies Financing Limited. Each of Trane Technologies plc, Trane Technologies Irish Holdings Unlimited Company, Trane Technologies Lux International Holding Company S.à.r.l., Trane Technologies Americas Holding Corporation, Trane Technologies Global Holding II Company Limited, Trane Technologies Company LLC, Trane Technologies HoldCo Inc. and Trane Technologies Financing Limited provided irrevocable and unconditional guarantees for any notes issued under the commercial paper program. The Company had no outstanding balance under its commercial paper program as of December 31, 2023 and December 31, 2022.

DEBENTURES WITH PUT FEATURE

At December 31, 2023 and December 31, 2022, the Company had $295.0 million and $340.8 million, respectively, of fixed rate debentures outstanding which contain a put feature that the holders may exercise on each anniversary of the issuance date. If exercised, the Company is obligated to repay in whole or in part, at the holder's option, the outstanding principal amount of the debentures plus accrued interest. If these options are not exercised, the final contractual maturity dates would range between 2027 and 2028. Holders of these debentures had the option to exercise the put feature on each of the outstanding debentures in 2023, subject to the notice requirement. During the year ended December 31, 2023, $45.8 million put options were exercised. No material exercises were made in 2022.

At December 31, *long-term debt* excluding current maturities consisted of:

IN MILLIONS	2023	2022
7.200% Debentures due 2024-2025	$ 7.5	$ 14.9
3.550% Senior notes due 2024	—	498.7
6.480% Debentures due 2025	149.7	149.7
3.500% Senior notes due 2026	398.9	398.4
3.750% Senior notes due 2028	547.3	546.8
3.800% Senior notes due 2029	746.4	745.8
5.250% Senior notes due 2033	693.3	—
5.750% Senior notes due 2043	495.4	495.2
4.650% Senior notes due 2044	296.6	296.4
4.300% Senior notes due 2048	296.6	296.4
4.500% Senior notes due 2049	346.2	346.0
Total	$ 3,977.9	$ 3,788.3

TRANE
TECHNOLOGIES

Scheduled maturities of *long-term debt*, including current maturities, as of December 31, 2023 are as follows:

IN MILLIONS	
2024	$ 801.9
2025	157.2
2026	398.9
2027	—
2028	547.3
Thereafter	2,874.5
Total	$ 4,779.8

ISSUANCE OF SENIOR NOTES

In March 2023, the Company, through its wholly-owned subsidiary Trane Technologies Financing Limited, issued $700.0 million aggregate principal amount of 5.250% senior notes due 2033. The notes are guaranteed by each of Trane Technologies plc, Trane Technologies Americas Holding Corporation, Trane Technologies Global Holding II Company Limited, Trane Technologies Lux International Holding Company S.a.r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies Company LLC and Trane Technologies Holdco Inc. The Company has the option to redeem the notes in whole or in part at any time prior to their stated maturity date at redemption prices set forth in the indenture agreement. The notes are subject to certain customary covenants, however, none of these covenants are considered restrictive to the Company's operations. The net proceeds from the offering were used to fund the redemption of the $700.0 million aggregate principal amount of the outstanding 4.250% senior notes due June 2023.

OTHER CREDIT FACILITIES

The Company maintains two $1.0 billion senior unsecured revolving credit facilities, one of which matures in June 2026 and the other which matures in April 2027 (collectively, the Facilities), through its wholly-owned subsidiaries, Trane Technologies HoldCo Inc. and Trane Technologies Financing Limited (collectively, the Borrowers). The Facilities include Environmental, Social, and Governance (ESG) metrics related to two of the Company's sustainability commitments: a reduction in greenhouse gas intensity and an increase in the percentage of women in management. The Company's annual performance against these ESG metrics may result in price adjustments to the commitment fee and applicable interest rate.

The Facilities provide support for the Company's commercial paper program and can be used for working capital and other general corporate purposes. Trane Technologies plc, Trane Technologies Irish Holdings Unlimited Company, Trane Technologies Lux International Holding Company S.à.r.l., Trane Technologies Americas Holding Corporation, Trane Technologies Global Holding II Company Limited, and Trane Technologies Company LLC each provide irrevocable and unconditional guarantees for these Facilities. In addition, each Borrower will guarantee the obligations under the Facilities of the other Borrowers. Total commitments of $2.0 billion were unused at December 31, 2023 and December 31, 2022.

FAIR VALUE OF DEBT

The fair value of the Company's debt instruments at December 31, 2023 and December 31, 2022 was $4.7 billion and $4.6 billion, respectively. The Company measures the fair value of its debt instruments for disclosure purposes based upon observable market prices quoted on public exchanges for similar assets. These fair value inputs are considered Level 2 within the fair value hierarchy. See Note 9, "Fair Value Measurements" for information on the fair value hierarchy.

NOTE 8. SUPPLIER FINANCING ARRANGEMENTS

The Company has an agreement with a U.S. financial institution that allows its suppliers to sell their receivables to the financial institution at the sole discretion of both the supplier and the financial institution on terms that are negotiated between them. The Company may not always be notified when its suppliers sell receivables under this program.

The Company's obligations to its suppliers, including the amounts due and scheduled payment dates, are not impacted by the suppliers' decisions to sell their receivables under the program. Outstanding invoices under the supplier financing program were $246.0 million and $247.2 million at December 31, 2023 and December 31, 2022, respectively, which are included within *Accounts payable* in the Consolidated Balance Sheets.

NOTE 9. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability is as follows:

- *Level 1:* Observable inputs such as quoted prices in active markets;
- *Level 2:* Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- *Level 3:* Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

Observable market data is required to be used in making fair value measurements when available. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

IN MILLIONS	FAIR VALUE	FAIR VALUE MEASUREMENTS		
		LEVEL 1	LEVEL 2	LEVEL 3
Assets:				
Derivative instruments	$ 4.1	$ —	$ 4.1	$ —
Liabilities:				
Derivative instruments	4.8	—	4.8	—
Contingent consideration	90.3	—	—	90.3

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

IN MILLIONS	FAIR VALUE	FAIR VALUE MEASUREMENTS		
		LEVEL 1	LEVEL 2	LEVEL 3
Assets:				
Derivative instruments	$ 5.1	$ —	$ 5.1	$ —
Liabilities:				
Derivative instruments	11.9	—	11.9	—
Contingent consideration	49.3	—	—	49.3

Derivative instruments include forward foreign currency contracts and instruments related to non-functional currency balance sheet exposures and commodity swaps. The fair value of the foreign exchange derivatives are determined based on a pricing model that uses spot rates and forward prices from actively quoted currency markets that are readily accessible and observable. The fair value of the commodity derivatives is valued under a market approach using published prices, where applicable, or dealer quotes.

On November 2, 2023, the Company acquired 100% of Nuvolo Technologies Corporation (Nuvolo). In connection with the acquisition, the Company agreed to two contingent consideration arrangements. The first contingent consideration arrangement, payable of up to $90.0 million in cash, is based on the attainment of key revenue targets from November 2, 2023 through April 2025. If the first contingent consideration targets are met, a second contingent consideration arrangement with no maximum earnout is available to the sellers based on revenues in excess of the initial targets attained from a specified customer contract through April 2025.

TRANE
TECHNOLOGIES

On October 15, 2021, the Company acquired 100% of Farrar Scientific Corporation's (Farrar Scientific) assets. In connection with the acquisition, the Company agreed to contingent consideration of up to $115.0 million to be paid in 2025, tied to the attainment of key financial targets during the period January 1, 2022 through December 31, 2024. This additional payment, to the extent earned, will be payable in cash.

Each quarter, the Company is required to remeasure the fair value of the liability as assumptions change and such non-cash adjustments are recorded in *Selling and administrative expenses* in the Consolidated Statements of Earnings. Contingent consideration related to acquisitions are measured at fair value each reporting period using Level 3 unobservable inputs. The fair value of the contingent consideration is determined using the Monte Carlo simulation model based on revenue projections during the earnout period, implied revenue volatility and a risk adjusted discount rate.

The changes in the fair value of the Company's Level 3 liabilities during the years ended December 31, 2023 and 2022 are as follows:

IN MILLIONS	2023	2022
Balance at beginning of period	$ 49.3	$ 96.2
Fair value of contingent consideration recorded in connection with acquisitions	90.3	—
Change in fair value of contingent consideration	(49.3)	(46.9)
Balance at end of period	$ 90.3	$ 49.3

The following inputs and assumptions were used in the Monte Carlo simulation model of Nuvolo to estimate the fair value of the contingent consideration at December 31, 2023:

	2023
Discount rate (risk adjusted)	8.14% - 8.48%
Volatility	16.20%

The following inputs and assumptions were used in the Monte Carlo simulation model of Farrar to estimate the fair value of the contingent consideration at December 31, 2023 and 2022:

	2023	2022
Discount rate	13.00%	12.00%
Volatility	20.00%	20.00%

Refer to Note 17, "Acquisitions and Divestitures" for more information regarding the contingent consideration.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. There have been no transfers between levels of the fair value hierarchy.

Certain assets are measured at fair value on a non-recurring basis. The Company's equity investments without a readily available fair value are accounted for using the measurement alternative and are measured at fair value when observable transactions of identical or similar securities occurs, or due to an impairment. When indicators of impairment exist or observable price changes of qualified transactions occur, the respective equity investment would be classified within Level 3 of the fair value hierarchy due to the absence of quoted market prices, the inherent lack of liquidity and unobservable inputs used to measure fair value that require management's judgment. During the year ended December 31, 2023, the Company recorded an impairment of an equity investment of $52.2 million within *Other income/(expense), net*.

NOTE 10. LEASES

The Company's lease portfolio includes various contracts for real estate, vehicles, information technology and other equipment. At contract inception, the Company determines a lease exists if the contract conveys the right to control an identified asset for a period of time in exchange for consideration. Control is considered to exist when the lessee has the right to obtain substantially all of the economic benefits from the use of an identified asset as well as the right to direct the use of that asset. If a contract is considered to be a lease, the Company recognizes a lease liability based on the present value of the future lease payments, with an offsetting entry to recognize a right-of-use asset. Options to extend or terminate a lease are included when it is reasonably certain an option will be exercised. As a majority of the Company's leases do not provide an implicit rate within the lease, an incremental borrowing rate is used which is based on information available at the commencement date.

The following table includes a summary of the Company's lease portfolio and Balance Sheet classification:

IN MILLIONS	CLASSIFICATION	DECEMBER 31, 2023	DECEMBER 31, 2022
Assets			
Operating lease right-of-use assets[1]	Other noncurrent assets	$ 513.1	$ 462.5
Liabilities			
Operating lease current	Other current liabilities	155.4	155.8
Operating lease noncurrent	Other noncurrent liabilities	367.3	313.5
Weighted average remaining lease term		5.0 years	3.9 years
Weighted average discount rate		4.5%	3.0%

[1] Prepaid lease payments and lease incentives are recorded as part of the right-of-use asset. The net impact was $9.6 million and $6.8 million at December 31, 2023 and December 31, 2022, respectively.

The Company accounts for each separate lease component of a contract and its associated non-lease component as a single lease component. In addition, the Company utilizes a portfolio approach for the vehicle, information technology and equipment asset classes as the application of the lease model to the portfolio would not differ materially from the application of the lease model to the individual leases within the portfolio.

The following table includes lease costs and related cash flow information for the years ended December 31:

IN MILLIONS	2023	2022
Operating lease expense	$ 187.8	$ 179.4
Variable lease expense	31.0	28.2
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	185.3	179.0
Right-of-use assets obtained in exchange for new operating lease liabilities	179.2	177.0

Operating lease expense is recognized on a straight-line basis over the lease term. In addition, the Company has certain leases that contain variable lease payments which are based on an index, a rate referenced in the lease or on the actual usage of the leased asset. These payments are not included in the right-of-use asset or lease liability and are expensed as incurred as variable lease expense.

Maturities of lease obligations were as follows:

IN MILLIONS	DECEMBER 31, 2023
Operating leases:	
2024	$ 179.4
2025	137.2
2026	106.2
2027	67.5
2028	37.9
After 2028	87.3
Total lease payments	$ 615.5
Less: Interest	(92.8)
Present value of lease liabilities	$ 522.7

TRANE
TECHNOLOGIES

NOTE 11. PENSIONS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors several U.S. defined benefit and defined contribution plans covering substantially all of the Company's U.S. employees. Additionally, the Company has many non-U.S. defined benefit and defined contribution plans covering eligible non-U.S. employees. Postretirement benefits other than pensions (OPEB) provide healthcare benefits, and in some instances, life insurance benefits for certain eligible employees.

PENSION PLANS

The non-contributory defined benefit pension plans covering non-collectively bargained U.S. employees provide benefits on a final average pay formula while plans for most collectively bargained U.S. employees provide benefits on a flat dollar benefit formula or a percentage of pay formula. The non-U.S. pension plans generally provide benefits based on earnings and years of service. The Company also maintains additional other supplemental plans for officers and other key or highly compensated employees.

The following table details information regarding the Company's pension plans at December 31:

IN MILLIONS	2023	2022
Change in benefit obligations:		
Benefit obligation at beginning of year	$ 2,386.1	$ 3,394.5
Service cost	34.4	47.5
Interest cost	119.6	70.3
Employee contributions	1.0	0.9
Actuarial (gains) losses[1]	63.7	(810.3)
Benefits paid	(187.9)	(243.1)
Currency translation	22.0	(59.6)
Curtailments, settlements and special termination benefits	(2.4)	(5.0)
Other, including expenses paid	(24.0)	(9.1)
Benefit obligation at end of year	$ 2,412.5	$ 2,386.1
Change in plan assets:		
Fair value at beginning of year	$ 2,051.6	$ 2,993.8
Actual return on assets	192.2	(706.7)
Company contributions	93.5	90.5
Employee contributions	1.0	0.9
Benefits paid	(187.9)	(243.1)
Currency translation	22.9	(62.6)
Settlements	(2.4)	(5.0)
Other, including expenses paid	(25.2)	(16.2)
Fair value of assets end of year	$ 2,145.7	$ 2,051.6
Net unfunded liability	$ (266.8)	$ (334.5)
Amounts included in the balance sheet:		
Other noncurrent assets	$ 52.5	$ 61.0
Accrued compensation and benefits	(10.8)	(27.3)
Postemployment and other benefit liabilities	(308.5)	(368.2)
Net amount recognized	$ (266.8)	$ (334.5)

[1] Actuarial (gains) losses primarily resulted from changes in discount rates.

It is the Company's objective to contribute to the pension plans to ensure adequate funds, and no less than required by law, are available in the plans to make benefit payments to plan participants and beneficiaries when required. However, certain plans are not or cannot be funded due to either legal, accounting, or tax requirements in certain jurisdictions. As of December 31, 2023, approximately six percent of the Company's projected benefit obligation relates to plans that cannot be funded.

The pretax amounts recognized in *Accumulated other comprehensive income (loss)* were as follows:

IN MILLIONS	PRIOR SERVICE BENEFIT (COST)	NET ACTUARIAL GAINS (LOSSES)	TOTAL
December 31, 2022	$ (20.9)	$ (509.8)	$ (530.7)
Current year changes recorded to AOCI	—	9.4	9.4
Amortization reclassified to earnings	3.6	16.2	19.8
Settlements/curtailments reclassified to earnings	—	1.4	1.4
Currency translation and other	(0.7)	(3.0)	(3.7)
December 31, 2023	$ (18.0)	$ (485.8)	$ (503.8)

Weighted-average assumptions used to determine the benefit obligation at December 31 were as follows:

	2023	2022
Discount rate:		
U.S. plans	5.16%	5.51%
Non-U.S. plans	4.18%	4.63%
Rate of compensation increase:		
U.S. plans	4.02%	4.00%
Non-U.S. plans	4.07%	4.25%

The accumulated benefit obligation for all defined benefit pension plans was $2,372.2 million and $2,343.2 million at December 31, 2023 and 2022, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations more than plan assets were $1,928.6 million, $1,902.3 million and $1,611.0 million, respectively, as of December 31, 2023, and $1,850.0 million, $1,847.0 million and $1,585.6 million, respectively, as of December 31, 2022.

Pension benefit payments are expected to be paid as follows:

IN MILLIONS	
2024	$ 187.7
2025	195.5
2026	184.9
2027	192.5
2028	178.4
2029-2033	871.8

TRANE
TECHNOLOGIES

The components of the Company's net periodic pension benefit costs for the years ended December 31 include the following:

IN MILLIONS	2023	2022	2021
Service cost	$ 34.4	$ 47.5	$ 50.9
Interest cost	119.6	70.3	58.6
Expected return on plan assets	(120.3)	(103.8)	(106.2)
Net amortization of:			
Prior service costs (benefits)	3.6	3.9	5.0
Plan net actuarial (gains) losses	16.2	23.3	35.6
Net periodic pension benefit cost	53.5	41.2	43.9
Net curtailment, settlement, and special termination benefits (gains) losses	1.4	15.0	8.0
Net periodic pension benefit cost after net curtailment and settlement (gains) losses	$ 54.9	$ 56.2	$ 51.9
Amounts recorded in continuing operations:			
Operating income	$ 29.6	$ 43.2	$ 47.1
Other income/(expense), net	18.6	9.2	(0.9)
Amounts recorded in discontinued operations	6.7	3.8	5.7
Total	$ 54.9	$ 56.2	$ 51.9

Pension benefit cost for 2024 is projected to be approximately $46 million.

Weighted-average assumptions used to determine net periodic pension cost for the years ended December 31 were as follows:

	2023	2022	2021
Discount rate:			
U.S. plans			
Service cost	5.48%	3.06%	2.75%
Interest cost	5.35%	2.36%	1.82%
Non-U.S. plans			
Service cost	4.82%	2.07%	1.56%
Interest cost	4.65%	1.62%	1.09%
Rate of compensation increase:			
U.S. plans	4.25%	4.00%	4.00%
Non-U.S. plans	4.23%	4.00%	4.00%
Expected return on plan assets:			
U.S. plans	6.25%	4.00%	4.00%
Non-U.S. plans	5.02%	2.50%	2.25%

The expected long-term rate of return on plan assets reflects the average rate of returns expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The expected long-term rate of return on plan assets is based on what is achievable given the plan's investment policy, the types of assets held and target asset allocations. The expected long-term rate of return is determined as of the measurement date. The Company reviews each plan and its historical returns and target asset allocations to determine the appropriate expected long-term rate of return on plan assets to be used.

The Company's objective in managing its defined benefit plan assets is to ensure that all present and future benefit obligations are met as they come due. It seeks to achieve this goal while trying to mitigate volatility in plan funded status, contribution, and expense by better matching the characteristics of the plan assets to that of the plan liabilities. The Company utilizes a dynamic approach to asset allocation whereby a plan's allocation to fixed income assets increases as the plan's funded status improves. The Company monitors plan funded status and asset allocation regularly in addition to investment manager performance.

The fair values of the Company's pension plan assets at December 31, 2023 by asset category were as follows:

IN MILLIONS	FAIR VALUE MEASUREMENTS			NET ASSET VALUE	TOTAL FAIR VALUE
	LEVEL 1	LEVEL 2	LEVEL 3		
Cash and cash equivalents	$ 4.7	$ 43.9	$ —	$ —	$ 48.6
Equity investments:					
Registered mutual funds – equity specialty	—	—	—	78.7	78.7
Commingled funds – equity specialty	—	—	—	262.4	262.4
	—	—	—	341.1	341.1
Fixed income investments:					
U.S. government and agency obligations	—	355.7	—	—	355.7
Corporate and non-U.S. bonds[a]	—	1,079.5	—	—	1,079.5
Asset-backed and mortgage-backed securities	—	12.5	—	—	12.5
Registered mutual funds – fixed income specialty	—	—	—	96.1	96.1
Commingled funds – fixed income specialty	—	—	—	75.0	75.0
Other fixed income[b]	—	—	31.2	—	31.2
	—	1,447.7	31.2	171.1	1,650.0
Derivatives	—	5.9	—	—	5.9
Other[d]	—	—	89.7	—	89.7
Total assets at fair value	$ 4.7	$ 1,497.5	$ 120.9	$ 512.2	$ 2,135.3
Receivables and payables, net					10.4
Net assets available for benefits					$ 2,145.7

The fair values of the Company's pension plan assets at December 31, 2022 by asset category were as follows:

IN MILLIONS	FAIR VALUE MEASUREMENTS			NET ASSET VALUE	TOTAL FAIR VALUE
	LEVEL 1	LEVEL 2	LEVEL 3		
Cash and cash equivalents	$ 3.3	$ 50.6	$ —	$ —	$ 53.9
Equity investments:					
Registered mutual funds – equity specialty	—	—	—	68.0	68.0
Commingled funds – equity specialty	—	—	—	244.5	244.5
	—	—	—	312.5	312.5
Fixed income investments:					
U.S. government and agency obligations	—	323.6	—	—	323.6
Corporate and non-U.S. bonds[a]	—	1,065.7	—	—	1,065.7
Asset-backed and mortgage-backed securities	—	12.5	—	—	12.5
Registered mutual funds – fixed income specialty	—	—	—	105.0	105.0
Commingled funds – fixed income specialty	—	—	—	61.7	61.7
Other fixed income[b]	—	—	29.3	—	29.3
	—	1,401.8	29.3	166.7	1,597.8
Derivatives	—	(1.5)	—	—	(1.5)
Real estate[c]	—	—	0.9	—	0.9
Other[d]	—	—	79.6	—	79.6
Total assets at fair value	$ 3.3	$ 1,450.9	$ 109.8	$ 479.2	$ 2,043.2
Receivables and payables, net					8.4
Net assets available for benefits					$ 2,051.6

[a] This class includes state and municipal bonds.

[b] This class includes group annuity and guaranteed interest contracts.

[c] This class includes a private equity fund that invests in real estate.

[d] This investment comprises the Company's non-significant, non-US pension plan assets. It primarily includes insurance contracts.

Cash equivalents are valued using a market approach with inputs including quoted market prices for either identical or similar instruments. Fixed income securities are valued through a market approach with inputs including, but not limited to, benchmark yields, reported trades, broker quotes and issuer spreads. Commingled funds are valued at their daily net asset value (NAV) per share or the equivalent. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. Private real estate fund values are reported by the fund manager and are based on valuation or appraisal of the underlying investments. Refer to Note 9, "Fair Value Measurements" for additional information related to the fair value hierarchy. There have been no significant transfers between levels of the fair value hierarchy.

The Company made required and discretionary contributions to its pension plans of $93.5 million in 2023, $90.5 million in 2022, and $55.9 million in 2021 and currently projects that it will contribute approximately $61 million to its plans worldwide in 2024. The Company's policy allows it to fund an amount, which could be in excess of or less than the pension cost expensed, subject to the limitations imposed by current tax regulations. However, the Company anticipates funding the plans in 2024 in accordance with contributions required by funding regulations or the laws of each jurisdiction.

Most of the Company's U.S. employees are covered by defined contribution plans. Employer contributions are determined based on criteria specific to the individual plans and amounted to approximately $165 million, $138 million and $126 million in 2023, 2022 and 2021, respectively. The Company's contributions relating to non-U.S. defined contribution plans and other non-U.S. benefit plans were $30.9 million, $33.8 million and $34.9 million in 2023, 2022 and 2021, respectively.

MULTIEMPLOYER PENSION PLANS

The Company also participates in a number of multiemployer defined benefit pension plans related to collectively bargained U.S. employees of Trane. The Company's contributions are determined by the terms of the related collective-bargaining agreements. These multiemployer plans pose different risks to the Company than single-employer plans, including:

1. The Company's contributions to multiemployer plans may be used to provide benefits to all participating employees of the plan, including employees of other employers.
2. In the event that another participating employer ceases contributions to a plan, the Company, together with other remaining participating employers, may be responsible for any unfunded obligations of the employer that ceased making contributions.
3. If the Company chooses to withdraw from any of the multiemployer plans or if a partial withdrawal occurs, the Company may be required to pay a withdrawal liability, based on the underfunded status of the plan.

As of December 31, 2023, the Company does not participate in any multiemployer plans that are individually significant.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors several postretirement plans that provide for healthcare benefits, and in some instances, life insurance benefits that cover certain eligible employees. These plans are unfunded and have no plan assets, but are instead funded by the Company on a pay-as-you-go basis in the form of direct benefit payments. Generally, postretirement health benefits are contributory with contributions adjusted annually. Life insurance plans for retirees are primarily non-contributory.

The following table details changes in the Company's postretirement plan benefit obligations for the years ended December 31:

IN MILLIONS	2023	2022
Benefit obligation at beginning of year	$ 266.4	$ 342.2
Service cost	1.4	1.8
Interest cost	13.3	6.9
Plan participants' contributions	—	5.7
Actuarial (gains) losses[1]	(7.4)	(53.7)
Benefits paid, net of Medicare Part D subsidy[2]	(32.4)	(39.8)
Amendments	—	3.3
Benefit obligations at end of year	$ 241.3	$ 266.4

[1]   Actuarial gains in fiscal year 2023 primarily due to plan experience. Actuarial gains in fiscal year 2022 primarily resulted from changes in discount rates.

[2]   Amounts are net of Medicare Part D subsidy of $0.4 million in both 2023 and 2022.

The benefit plan obligations are reflected in the Consolidated Balance Sheets as follows:

IN MILLIONS	DECEMBER 31, 2023	DECEMBER 31, 2022
Accrued compensation and benefits	$ (29.3)	$ (34.2)
Postemployment and other benefit liabilities	(212.0)	(232.2)
Total	$ (241.3)	$ (266.4)

The pre-tax amounts recognized in *Accumulated other comprehensive income (loss)* were as follows:

IN MILLIONS	PRIOR SERVICE BENEFIT (COST)	NET ACTUARIAL GAINS (LOSSES)	TOTAL
Balance at December 31, 2022	$ (3.3)	$ 120.5	$ 117.2
Current year changes recorded to AOCI	—	7.4	7.4
Amortization reclassified to earnings	0.6	(13.0)	(12.4)
Balance at December 31, 2023	$ (2.7)	$ 114.9	$ 112.2

The components of net periodic postretirement benefit cost for the years ended December 31 were as follows:

IN MILLIONS	2023	2022	2021
Service cost	$ 1.4	$ 1.8	$ 2.1
Interest cost	13.3	6.9	5.5
Net amortization of:			
Prior service costs (benefits)	0.6	—	—
Plan net actuarial (gains) losses	(13.0)	(5.6)	(2.0)
Net periodic postretirement benefit cost	$ 2.3	$ 3.1	$ 5.6
Amounts recorded in continuing operations:			
Operating income	$ 1.4	$ 1.8	$ 2.1
Other income/(expense), net	1.4	1.4	2.5
Amounts recorded in discontinued operations	(0.5)	(0.1)	1.0
Total	$ 2.3	$ 3.1	$ 5.6

Postretirement cost for 2024 is projected to be $0.1 million. The amount expected to be recognized in net periodic postretirement benefits cost in 2024 for net actuarial gains is approximately $13 million.

TRANE
TECHNOLOGIES

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	2023	2022	2021
Discount rate:			
Benefit obligations at December 31	5.17%	5.51%	2.73%
Net periodic benefit cost			
Service cost	5.54%	2.82%	2.40%
Interest cost	5.38%	2.33%	1.84%
Assumed health-care cost trend rates at December 31:			
Current year medical inflation	6.28%	6.50%	6.25%
Ultimate inflation rate	5.00%	5.00%	4.75%
Year that the rate reaches the ultimate trend rate	2029	2028	2028

Benefit payments for postretirement benefits, which are net of expected plan participant contributions and Medicare Part D subsidy, are expected to be paid as follows:

IN MILLIONS	
2024	$ 30.1
2025	28.2
2026	26.5
2027	24.8
2028	23.3
2029—2033	93.3

NOTE 12. REVENUE

PERFORMANCE OBLIGATIONS

A performance obligation is a distinct good, service or a bundle of goods and services promised in a contract. The Company identifies performance obligations at the inception of a contract and allocates the transaction price to individual performance obligations to faithfully depict the Company's performance in transferring control of the promised goods or services to the customer.

The following are the primary performance obligations identified by the Company:

Equipment. The Company principally generates revenue from the sale of equipment to customers and recognizes revenue at a point in time when control transfers to the customer. Transfer of control is generally determined based on the shipping terms of the contract.

Contracting and installation. The Company enters into various construction-type contracts to design, deliver and build integrated solutions to meet customer specifications. These transactions provide services that range from the development and installation of new HVAC systems to the design and integration of critical building systems to optimize energy efficiency and overall performance. These contracts have a typical term of less than one year and are considered a single performance obligation as multiple combined goods and services promised in the contract represent a single output delivered to the customer. Revenues associated with contracting and installation contracts are recognized over time with progress towards completion measured using the cost-to-cost input method (percentage of completion) as the basis to recognize revenue and an estimated profit. To-date efforts for work performed corresponds with and faithfully depicts transfer of control to the customer.

Services and maintenance. The Company provides various levels of preventative and/or repair and maintenance type service agreements for its customers. The typical length of a contract is between 12 months and 60 months. Revenues associated with these performance obligations are primarily recognized over time on a straight-line basis over the life of the contract as the customer simultaneously receives and consumes the benefit provided by the Company. However, if historical evidence indicates that the cost of providing these services on a straight-line basis is not appropriate, revenue is recognized over the contract period in proportion to the costs expected to be incurred while performing the service. Revenues for certain repair services that do not meet the criteria for over time revenue recognition and sales of parts are recognized at a point in time.

Extended warranties. The Company enters into various warranty contracts with customers related to its products. A standard warranty generally warrants that a product is free from defects in workmanship and materials under normal use and conditions for a certain period of time. The Company's standard warranty is not considered a distinct performance obligation as it does not provide services to customers beyond assurance that the covered product is free of initial defects. An extended warranty provides a customer with additional time that the Company is liable for covered incidents associated with its products. Extended warranties are purchased separately and can last up to five years. As a result, they are considered separate performance obligations for the Company. Revenue associated with these performance obligations is primarily recognized over time on a straight-line basis over the life of the contract as the customer simultaneously receives and consumes the benefit provided by the Company. However, if historical evidence indicates that the cost of providing these services on a straight-line basis is not appropriate, revenue is recognized over the contract period in proportion to the costs expected to be incurred while performing the service. Refer to Note 20, "Commitments and Contingencies," for more information related to product warranties.

The transaction price allocated to performance obligations reflects the Company's expectations about the consideration it will be entitled to receive from a customer. To determine the transaction price, variable and non-cash consideration are assessed as well as whether a significant financing component exists. The Company includes variable consideration in the estimated transaction price when it is probable that significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. The Company considers historical data in determining its best estimates of variable consideration, and the related accruals are recorded using the expected value method.

For projects financed through energy savings, the Company provides financial guarantees for in-process work and financial commitments with end dates varying from the current fiscal year through the completion of such transactions that could be triggered in the event of nonperformance. Additionally, for completed energy savings contracts, the Company has ongoing performance guarantees related to the customers' realization of committed energy savings that are through the measurement and verification portion of contracting and installation agreements. These performance guarantees represent variable consideration and are estimated as part of the overall transaction price. As of December 31, 2023, the Company has outstanding performance guarantees of approximately $1 billion related to completed energy savings contracts that extend from 2024-2049. Since 1995, the Company has recognized an immaterial amount in adjustments to the overall transaction price of energy savings contracts as a result of these performance guarantees.

The Company enters into sales arrangements that contain multiple goods and services. For these arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation and whether the sales price for each obligation is representative of standalone selling price. If available, the Company utilizes observable prices for goods or services sold separately to similar customers in similar circumstances to evaluate relative standalone selling price. List prices are used if they are determined to be representative of standalone selling prices. Where necessary, the Company ensures that the total transaction price is then allocated to the distinct performance obligations based on the determination of their relative standalone selling price at the inception of the arrangement.

The Company recognizes revenue for delivered goods or services when the delivered good or service is distinct, control of the good or service has transferred to the customer, and only customary refund or return rights related to the goods or services exist. The Company excludes from revenues taxes it collects from a customer that are assessed by a government authority.

TRANE
TECHNOLOGIES

DISAGGREGATED REVENUE

Net revenues by geography and major type of good or service for the years ended at December 31 were as follows:

IN MILLIONS	2023	2022	2021
Americas			
Equipment	$ 9,259.7	$ 8,575.1	$ 7,319.8
Services	4,572.3	4,065.7	3,637.3
Total Americas	$ 13,832.0	$ 12,640.8	$ 10,957.1
EMEA			
Equipment	$ 1,700.5	$ 1,420.9	$ 1,328.0
Services	700.7	613.6	616.9
Total EMEA	$ 2,401.2	$ 2,034.5	$ 1,944.9
Asia Pacific			
Equipment	$ 1,015.2	$ 934.8	$ 851.0
Services	429.2	381.6	383.4
Total Asia Pacific	$ 1,444.4	$ 1,316.4	$ 1,234.4
Total Net revenues	$ 17,677.6	$ 15,991.7	$ 14,136.4

Revenue from goods and services transferred to customers at a point in time accounted for approximately 81%, 82% and 82% of the Company's revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

CONTRACT BALANCES

The opening and closing balances of contract assets and contract liabilities arising from contracts with customers for the period ended December 31, 2023 and December 31, 2022 were as follows:

IN MILLIONS	LOCATION ON CONSOLIDATED BALANCE SHEET	2023	2022
Contract assets – current	*Other current assets*	$ 458.4	$ 201.2
Contract assets – noncurrent	*Other noncurrent assets*	—	239.6
Contract liabilities – current	*Accrued expenses and other current liabilities*	1,301.2	1,010.6
Contract liabilities – noncurrent	*Other noncurrent liabilities*	247.2	471.4

The timing of revenue recognition, billings and cash collections results in accounts receivable, contract assets, and customer advances and deposits (contract liabilities) on the Consolidated Balance Sheets. In general, the Company receives payments from customers based on a billing schedule established in its contracts. Contract assets relate to the conditional right to consideration for any completed performance under the contract when costs are incurred in excess of billings under the percentage of completion methodology. Accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities relate to payments received in advance of performance under the contract or when the Company has a right to consideration that is unconditional before it transfers a good or service to the customer. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract. During the fourth quarter of 2023, the Company reclassified $249.0 million and $254.1 million of noncurrent contract assets and liabilities, respectively, to current contract assets and liabilities based on expected contract fulfillment in 2024. During the years ended December 31, 2023 and 2022, changes in contract asset and liability balances were not materially impacted by any other factors.

Approximately 58% of the contract liability balance at December 31, 2022 was recognized as revenue during the year ended December 31, 2023. Additionally, approximately 16% of the contract liability balance at December 31, 2023 was classified as noncurrent and not expected to be recognized as revenue in the next 12 months.

NOTE 13. EQUITY

The authorized share capital of Trane Technologies plc is 1,185,040,000 shares, consisting of (1) 1,175,000,000 ordinary shares, par value $1.00 per share, (2) 40,000 ordinary shares, par value EUR 1.00 and (3) 10,000,000 preference shares, par value $0.001 per share. There were no Euro-denominated ordinary shares or preference shares outstanding at December 31, 2023 or 2022.

The changes in ordinary shares and treasury shares for the year ended December 31, 2023 were as follows:

IN MILLIONS	ORDINARY SHARES ISSUED	ORDINARY SHARES HELD IN TREASURY
December 31, 2022	253.3	24.5
Shares issued under incentive plans	1.7	—
Repurchase of ordinary shares	(3.3)	—
December 31, 2023	251.7	24.5

Share repurchases are made from time to time in accordance with management's capital allocation strategy, subject to market conditions and regulatory requirements. Shares acquired and canceled upon repurchase are accounted for as a reduction of *Ordinary Shares* and *Capital in excess of par value*, or *Retained earnings* to the extent *Capital in excess of par value* is exhausted. Shares acquired and held in treasury are presented separately on the balance sheet as a reduction to *Equity* and recognized at cost.

In February 2022, the Company's Board of Directors authorized a share repurchase program of up to $3.0 billion of its ordinary shares (2022 Authorization) upon the completion of its $2.0 billion ordinary share repurchase program authorized in 2021 (2021 Authorization). During the year ended December 31, 2023, the Company repurchased and canceled approximately $669 million of its ordinary shares, thus completing the 2021 Authorization and initiating repurchases under the 2022 Authorization of approximately $469 million of its ordinary shares, leaving $2.5 billion remaining. Additionally, through January 31, 2024 the Company repurchased approximately $81 million of its ordinary shares under the 2022 Authorization.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in *Accumulated other comprehensive income (loss)* were as follows:

IN MILLIONS	DERIVATIVE INSTRUMENTS	PENSION AND OPEB ITEMS	FOREIGN CURRENCY TRANSLATION	TOTAL
December 31, 2021	$ 7.1	$ (297.9)	$ (346.8)	$ (637.6)
Other comprehensive income (loss) attributable to Trane Technologies plc	(11.6)	83.8	(200.8)	(128.6)
December 31, 2022	$ (4.5)	$ (214.1)	$ (547.6)	$ (766.2)
Other comprehensive income (loss) attributable to Trane Technologies plc	7.5	15.2	72.7	95.4
December 31, 2023	$ 3.0	$ (198.9)	$ (474.9)	$ (670.8)

The amounts of *Other comprehensive income (loss) attributable to noncontrolling interests* for 2023, 2022 and 2021 were $(0.2) million, $(1.9) million and $(1.7) million, respectively, related to currency translation. Additionally, *Other comprehensive income (loss) attributable to noncontrolling interests* for 2023, 2022, and 2021 includes $0.5 million, $0.3 million, and $1.2 million, respectively, related to pension and postretirement obligation adjustments.

TRANE
TECHNOLOGIES

NOTE 14. SHARE-BASED COMPENSATION

The Company accounts for share-based compensation plans under the fair-value based method. Fair value is measured once at the date of grant and is not adjusted for subsequent changes. The Company's share-based compensation plans include programs for stock options, restricted stock units (RSUs), performance share units (PSUs), and deferred compensation. Under the Company's incentive share plan, the total number of ordinary shares authorized by the shareholders is 23.0 million, of which 11.4 million remains available as of December 31, 2023 for future incentive awards.

COMPENSATION EXPENSE

Share-based compensation expense related to continuing operations is included in *Selling and administrative expenses*. The following table summarizes the expenses recognized:

IN MILLIONS	2023	2022	2021
Stock options	$ 16.1	$ 14.1	$ 16.7
RSUs	23.5	19.7	21.9
PSUs	23.2	20.7	26.1
Deferred compensation	4.3	1.2	3.0
Pre-tax expense	67.1	55.7	67.7
Tax benefit	(16.3)	(13.5)	(16.4)
After-tax expense	$ 50.8	$ 42.2	$ 51.3
Amounts recorded in continuing operations	$ 50.8	$ 42.6	$ 51.3
Amounts recorded in discontinued operations	—	(0.4)	—
Total	$ 50.8	$ 42.2	$ 51.3

Grants issued during the years ended December 31 were as follows:

	2023		2022		2021	
	NUMBER GRANTED	WEIGHTED-AVERAGE FAIR VALUE PER AWARD	NUMBER GRANTED	WEIGHTED-AVERAGE FAIR VALUE PER AWARD	NUMBER GRANTED	WEIGHTED-AVERAGE FAIR VALUE PER AWARD
Stock options	425,444	$ 47.53	430,496	$ 35.96	589,417	$ 29.62
RSUs	214,425	$ 184.35	139,730	$ 165.07	153,806	$ 154.33
Performance shares[1]	208,046	$ 207.23	195,930	$ 170.31	284,300	$ 181.84

[1] The number of performance shares represents the maximum award level.

STOCK OPTIONS / RSUs

Eligible participants may receive (i) stock options, (ii) RSUs or (iii) a combination of both stock options and RSUs. The fair value of each of the Company's stock option and RSU awards is expensed on a straight-line basis over the required service period, which is generally the 3-year vesting period. However, for stock options and RSUs granted to retirement eligible employees, the Company recognizes expense for the fair value at the grant date.

The average fair value of the stock options granted is determined using the Black Scholes option pricing model. The following assumptions were used during the year ended December 31:

	2023	2022	2021
Dividend yield	1.50%	1.60%	1.60%
Volatility	29.37%	28.23%	27.90%
Risk-free rate of return	3.62%	1.56%	0.45%
Expected life in years	4.8	4.8	4.8

A description of the significant assumptions used to estimate the fair value of the stock option awards is as follows:

- *Dividend yield* – The Company determines the dividend yield based upon the expected quarterly dividend payments as of the grant date and the current fair market value of the Company's shares.
- *Volatility* – The expected volatility is based on a weighted average of the Company's implied volatility and the most recent historical volatility of the Company's shares commensurate with the expected life.
- *Risk-free rate of return* – The Company applies a yield curve of continuous risk-free rates based upon the published US Treasury spot rates on the grant date.
- *Expected life in years* – The expected life of the Company's stock option awards represents the weighted-average of the actual period since the grant date for all exercised or canceled options and an expected period for all outstanding options.

Changes in options outstanding under the plans for the years 2023, 2022 and 2021 were as follows:

	SHARES SUBJECT TO OPTION	WEIGHTED-AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE (MILLIONS)	WEIGHTED-AVERAGE REMAINING LIFE (YEARS)
December 31, 2020	5,719,358	$ 70.53		
Granted	589,417	150.34		
Exercised	(1,872,069)	64.74		
Cancelled	(25,706)	115.33		
December 31, 2021	4,411,000	$ 83.39		
Granted	430,496	167.93		
Exercised	(633,962)	66.06		
Cancelled	(57,050)	137.38		
December 31, 2022	4,150,484	$ 94.06		
Granted	425,444	182.27		
Exercised	(1,382,846)	80.67		
Cancelled	(21,365)	168.18		
Outstanding December 31, 2023	3,171,717	$ 111.23	$ 420.8	5.4
Exercisable December 31, 2023	2,284,656	$ 88.17	$ 355.8	4.3

The following table summarizes information concerning currently outstanding and exercisable options:

| | | | | OPTIONS OUTSTANDING | | | OPTIONS EXERCISABLE | | |
RANGE OF EXERCISE PRICE				NUMBER OUTSTANDING AT DECEMBER 31, 2023	WEIGHTED-AVERAGE REMAINING LIFE (YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT DECEMBER 31, 2023	WEIGHTED-AVERAGE REMAINING LIFE (YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE
$ 25.01	—	$	50.00	213,462	1.8	$ 40.10	213,462	1.8	$ 40.10
50.01	—		75.00	757,205	3.1	66.35	757,205	3.1	66.35
75.01	—		100.00	506,855	4.1	78.99	506,855	4.1	78.99
100.01	—		125.00	464,452	5.7	105.28	464,452	5.7	105.28
125.01	—		150.00	406,450	6.4	148.62	213,678	6.8	148.95
150.01	—		175.00	415,977	7.9	167.58	113,426	7.8	167.16
175.01	—		200.00	373,227	8.9	181.30	15,578	7.5	186.83
200.01	—		250.00	34,089	9.8	213.59	—	—	—
$ 46.64	—	$	231.35	3,171,717	5.4	$ 111.23	2,284,656	4.3	$ 88.17

At December 31, 2023, there was $10.7 million of total unrecognized compensation cost from stock option arrangements granted under the plan, which is primarily related to unvested shares of non-retirement eligible employees.
The aggregate intrinsic value of options exercised during the years ended December 31, 2023 and 2022 was $159.8 million and $61.2 million, respectively. Generally, stock options expire ten years from their date of grant.

The following table summarizes RSU activity for the years 2023, 2022 and 2021:

	RSUs	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE
Outstanding and unvested at December 31, 2020	489,522	$ 87.75
Granted	153,806	154.33
Vested	(266,041)	82.18
Cancelled	(6,257)	115.11
Outstanding and unvested at December 31, 2021	371,030	$ 118.88
Granted	139,730	165.07
Vested	(202,172)	107.29
Cancelled	(13,935)	136.89
Outstanding and unvested at December 31, 2022	294,653	$ 147.88
Granted	214,425	184.35
Vested	(154,134)	134.87
Cancelled	(13,153)	173.28
Outstanding and unvested at December 31, 2023	341,791	$ 175.65

At December 31, 2023, there was $21.7 million of total unrecognized compensation cost from RSU arrangements granted under the plan, which is related to unvested shares of non-retirement eligible employees.

PERFORMANCE SHARES

The Company has a Performance Share Program (PSP) for key employees. The program provides awards in the form of PSUs based on performance against pre-established objectives. The annual target award level is expressed as a number of the Company's ordinary shares based on the fair market value of the Company's stock on the date of grant. All PSUs are settled in the form of ordinary shares.

PSU awards are earned based 50% upon a performance condition, measured by relative Cash Flow Return on Invested Capital (CROIC) to the S&P 500 Industrials Index over a 3-year performance period, and 50% upon a market condition, measured by the Company's relative total shareholder return (TSR) as compared to the TSR of the S&P 500 Industrials Index over a 3-year performance period. The fair value of the market condition is estimated using a Monte Carlo simulation model in a risk-neutral framework based upon historical volatility, risk-free rates and correlation matrix.

The following table summarizes PSU activity for the maximum number of shares that may be issued for the years 2023, 2022 and 2021:

	PSUs	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE
Outstanding and unvested at December 31, 2020	1,018,472	$ 99.53
Granted	284,300	181.84
Vested	(419,088)	82.93
Forfeited	(81,728)	160.86
Outstanding and unvested at December 31, 2021	801,956	$ 131.14
Granted	195,930	170.31
Vested	(346,540)	89.70
Forfeited	(42,320)	164.21
Outstanding and unvested at December 31, 2022	609,026	$ 165.02
Granted	208,046	207.23
Vested	(237,586)	147.33
Forfeited	(20,526)	186.32
Outstanding and unvested at December 31, 2023	558,960	$ 187.47

At December 31, 2023, there was $20.0 million of total unrecognized compensation cost from PSU arrangements based on current performance, which is related to unvested shares. This compensation will be recognized over the required service period, which is generally the three-year vesting period.

DEFERRED COMPENSATION

The Company allows key employees to defer a portion of their eligible compensation into a number of investment choices, including its ordinary share equivalents. Any amounts invested in ordinary share equivalents will be settled in ordinary shares of the Company at the time of distribution.

NOTE 15. OTHER INCOME/(EXPENSE), NET

The components of *Other income/(expense), net* for the years ended December 31, 2023, 2022 and 2021 were as follows:

IN MILLIONS	2023	2022	2021
Interest income	$ 15.4	$ 9.2	$ 4.0
Foreign currency exchange loss	(20.1)	(17.9)	(10.7)
Other components of net periodic benefit credit/(cost)	(20.0)	(10.6)	(1.6)
Other activity, net	(67.5)	(4.0)	9.4
Other income/(expense), net	$ (92.2)	$ (23.3)	$ 1.1

Other income/(expense), net includes the results from activities other than core business operations such as interest income and foreign currency gains and losses on transactions that are denominated in a currency other than an entity's functional currency. In addition, the Company includes the components of net periodic benefit credit/(cost) for pension and post retirement obligations other than the service cost component. During the year ended December 31, 2022 the Company recorded a $15.0 million settlement charge for a compensation related payment to a retired executive within other components of net periodic benefit credit/(cost).

Other activity, net primarily includes items associated with certain legal matters, as well as asbestos-related activities. During the year ended December 31, 2023, the Company recorded within other activity, net an impairment of an equity investment of $52.2 million. During the year ended December 31, 2021, the Company recorded a gain of $12.8 million related to the release of a pension indemnification liability, partially offset by a charge of $7.2 million to increase its Funding Agreement liability from asbestos-related activities of Murray. Refer to Note 20, "Commitments and Contingencies," for more information regarding asbestos-related matters.

NOTE 16. INCOME TAXES

CURRENT AND DEFERRED PROVISION FOR INCOME TAXES

Earnings before income taxes for the years ended December 31 were taxed within the following jurisdictions:

IN MILLIONS	2023	2022	2021
United States	$ 1,690.7	$ 1,312.3	$ 995.5
Non-U.S.	876.6	859.8	795.2
Total	$ 2,567.3	$ 2,172.1	$ 1,790.7

The components of the *Provision for income taxes* for the years ended December 31 were as follows:

IN MILLIONS	2023	2022	2021
Current tax expense (benefit):			
United States	$ 377.6	$ 180.4	$ 247.0
Non-U.S.	174.3	127.7	111.7
Total:	551.9	308.1	358.7
Deferred tax expense (benefit):			
United States	(18.8)	66.5	(42.5)
Non-U.S.	(34.7)	1.3	17.3
Total:	(53.5)	67.8	(25.2)
Total tax expense (benefit):			
United States	358.8	246.9	204.5
Non-U.S.	139.6	129.0	129.0
Total	$ 498.4	$ 375.9	$ 333.5

The *Provision for income taxes* differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:

	PERCENT OF PRETAX INCOME		
	2023	**2022**	**2021**
Statutory U.S. rate	21.0%	21.0%	21.0%
Increase (decrease) in rates resulting from:			
Non-U.S. tax rate differential	(1.9)	(2.8)	(2.8)
Tax on U.S. subsidiaries on non-U.S. earnings[a]	(0.4)	0.3	(0.3)
State and local income taxes[b]	3.2	1.1	2.0
Valuation allowances[c]	(1.2)	(0.7)	(1.1)
Stock based compensation	(1.2)	(0.8)	(1.8)
Other adjustments	(0.1)	(0.8)	1.6
Effective tax rate	19.4%	17.3%	18.6%

[a] Net of foreign tax credits

[b] Net of changes in state valuation allowances

[c] Primarily federal and non-U.S., excludes state valuation allowances

Tax incentives, in the form of tax holidays, have been granted to the Company in certain jurisdictions to encourage industrial development. The expiration of these tax holidays varies by country. The tax holidays are conditional on the Company meeting certain employment and investment thresholds. The most significant tax holidays relate to the Company's qualifying locations in China, Puerto Rico and Panama. The benefit for the tax holidays for the years ended December 31, 2023, 2022 and 2021 was $51.9 million, $52.5 million and $32.6 million, respectively.

DEFERRED TAX ASSETS AND LIABILITIES

A summary of the deferred tax accounts at December 31 were as follows:

IN MILLIONS	2023		2022	
Deferred tax assets:				
Inventory and accounts receivable	$	11.8	$	11.2
Depreciable and amortizable assets		1.4		2.6
Operating lease liabilities		122.4		112.0
Postemployment and other benefit liabilities		239.2		254.6
Product liability		7.3		5.5
Other reserves and accruals		198.6		181.5
Net operating losses and credit carryforwards		287.4		346.0
Other		41.4		40.7
Gross deferred tax assets		909.5		954.1
Less: deferred tax valuation allowances		(164.0)		(199.8)
Deferred tax assets net of valuation allowances	$	745.5	$	754.3
Deferred tax liabilities:				
Inventory and accounts receivable	$	(15.3)	$	(50.7)
Depreciable and amortizable assets		(1,073.2)		(1,069.0)
Operating lease right-of-use assets		(120.2)		(110.4)
Postemployment and other benefit liabilities		(13.0)		(15.7)
Other reserves and accruals		(2.2)		(5.5)
Undistributed earnings of foreign subsidiaries		(35.5)		(28.0)
Other		0.7		(1.6)
Gross deferred tax liabilities		(1,258.7)		(1,280.9)
Net deferred tax assets (liabilities)	$	(513.2)	$	(526.6)

TRANE
TECHNOLOGIES

At December 31, 2023, no deferred taxes have been provided for earnings of certain of the Company's subsidiaries, since these earnings have been and under current plans will continue to be permanently reinvested in these subsidiaries. These earnings amount to approximately $700 million which if distributed would result in additional taxes, which may be payable upon distribution, of approximately $200 million.

At December 31, 2023, the Company had the following operating loss, capital loss and tax credit carryforwards available to offset taxable income in prior and future years:

IN MILLIONS	AMOUNT	EXPIRATION PERIOD
U.S. Federal net operating loss carryforwards	$ 113.9	2024-Unlimited
U.S. Federal credit carryforwards	95.0	2026-2043
U.S. State net operating loss carryforwards	2,497.0	2024-Unlimited
U.S. State credit carryforwards	27.1	2024-Unlimited
Non-U.S. net operating loss carryforwards	477.3	2024-Unlimited
Non-U.S. credit carryforwards	17.3	Unlimited

The U.S. state net operating loss carryforwards were incurred in various jurisdictions. The non-U.S. net operating loss carryforwards were incurred in various jurisdictions, predominantly in Belgium, Brazil, Luxembourg, and Spain.

Activity associated with the Company's valuation allowance is as follows:

IN MILLIONS	2023	2022	2021
Beginning balance	$ 199.8	$ 258.6	$ 320.5
Increase to valuation allowance	24.3	5.9	86.5
Decrease to valuation allowance	(57.8)	(65.1)	(113.5)
Write off against valuation allowance	(2.2)	—	(33.0)
Acquisition and purchase accounting	1.3	—	—
Accumulated other comprehensive income (loss)	(1.4)	0.4	(1.9)
Ending balance	$ 164.0	$ 199.8	$ 258.6

During 2023, the Company recorded a net $30.3 million reduction in valuation allowances primarily related to deferred tax assets associated with both foreign tax credits and operations of international subsidiaries. Additional reductions in the valuation allowance related to deferred tax assets associated with foreign tax credits could be recognized in future periods if foreign source income exceeds current projections for the periods 2024 through 2027, the remainder of the carryforward period.

During 2022, the Company recorded a $48.2 million reduction in valuation allowances primarily related to certain net state deferred tax assets resulting from U.S. legal entity restructurings and deferred tax assets associated with foreign tax credits as a result of an increase in the 2022 year and projected foreign source income.

During 2021, the Company recorded a $21.4 million reduction in valuation allowance on deferred tax assets primarily related to foreign tax credits as a result of an increase in current year foreign source income.

UNRECOGNIZED TAX BENEFITS

The Company has total unrecognized tax benefits of $84.9 million and $82.4 million as of December 31, 2023, and December 31, 2022, respectively. The amount of unrecognized tax benefits that, if recognized, would affect the continuing operations effective tax rate are $43.6 million as of December 31, 2023. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

IN MILLIONS	2023	2022	2021
Beginning balance	$ 82.4	$ 65.2	$ 65.4
Additions based on tax positions related to the current year	3.6	3.9	1.0
Additions based on tax positions related to prior years	0.6	22.5	5.1
Reductions based on tax positions related to prior years	(0.5)	(5.9)	(2.4)
Reductions related to settlements with tax authorities	(1.4)	(0.9)	(0.1)
Reductions related to lapses of statute of limitations	(1.0)	(0.6)	(1.0)
Translation (gain) loss	1.2	(1.8)	(2.8)
Ending balance	$ 84.9	$ 82.4	$ 65.2

The Company records interest and penalties associated with the uncertain tax positions within its Provision for income taxes. The Company had reserves associated with interest and penalties, net of tax, of $16.0 million and $11.3 million at December 31, 2023 and December 31, 2022, respectively. For the years ended December 31, 2023 and December 31, 2022, the Company recognized $0.2 million and $3.7 million tax expense, respectively, in interest and penalties, net of tax in continuing operations related to these uncertain tax positions.

The total amount of unrecognized tax benefits relating to the Company's tax positions is subject to change based on future events including, but not limited to, the settlements of ongoing audits and/or the expiration of applicable statutes of limitations. Although the outcomes and timing of such events are highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits, excluding interest and penalties, could potentially be reduced by up to approximately $35 million during the next 12 months.

The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by the Company. In addition, tax authorities periodically review income tax returns filed by the Company and can raise issues regarding its filing positions, timing and amount of income or deductions, and the allocation of income among the jurisdictions in which the Company operates. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Belgium, Brazil, Canada, China, France, Germany, Ireland, Italy, Luxembourg, Mexico, Singapore, Spain, the Netherlands, the United Kingdom and the United States. These examinations on their own, or any subsequent litigation related to the examinations, may result in additional taxes or penalties against the Company. If the ultimate result of these audits differ from original or adjusted estimates, they could have a material impact on the Company's income tax provision. In general, the examination of the Company's U.S. federal tax returns is complete or effectively settled for years prior to 2016. The Company's U.S. federal income tax returns for 2016 to 2019 are currently under examination by the Internal Revenue Service (IRS). In general, the examination of the Company's material non-U.S. income tax returns is complete or effectively settled for the years prior to 2013, with certain matters prior to 2013 being resolved through appeals and litigation and also unilateral procedures as provided for under double tax treaties.

On December 18, 2023, Ireland enacted legislation related to the 15% minimum tax element of the Organisation for Economic Co-operation and Development's (OECD) tax reform initiative, commonly referred to as "Pillar Two", effective January 1, 2024. The Company is continuing to evaluate the potential impacts of proposed and enacted legislative changes as new guidance becomes available. The legislation does not impact the Company's 2023 effective tax rate.

TRANE
TECHNOLOGIES

NOTE 17. ACQUISITIONS AND DIVESTITURES

ACQUISITIONS

FISCAL YEAR 2023

On May 2, 2023, the Company acquired 100% of MTA S.p.A (MTA) for $224.4 million, net of cash acquired, financed through commercial paper and cash on hand. MTA is a leading industrial process cooling technology business which brings complementary, high-performing solutions to the comprehensive Commercial HVAC product and services portfolios in the EMEA and Americas segments. Intangible assets associated with this acquisition totaled $93.3 million and primarily relate to customer relationships. The excess purchase price over the estimated fair value of net assets acquired was recognized as goodwill and totaled $112.8 million, inclusive of the impact of measurement period adjustments. The goodwill resulting from the acquisition is not deductible for tax purposes. The values assigned to individual assets acquired and liabilities assumed are based on management's current best estimate and subject to change as certain matters are finalized. The primary areas that remain open are related to tax. The results of the acquisition are reported within the EMEA and Americas segments from the date of acquisition.

On May 12, 2023, the Company acquired 100% of Helmer Scientific Inc (Helmer), a precision temperature cooling company in the life sciences vertical within the Americas segment. The aggregate cash paid, net of cash acquired, totaled $266.4 million and was financed through commercial paper and cash on hand. Intangible assets associated with this acquisition totaled $95.7 million and primarily relate to customer relationships. The excess purchase price over the estimated fair value of net assets acquired was recognized as goodwill and totaled $130.0 million, inclusive of the impact of measurement period adjustments. For income tax purposes, the acquisition was treated as an asset purchase and the goodwill will be deductible for tax purposes. The values assigned to individual assets acquired and liabilities assumed are based on management's current best estimate and subject to change as certain matters are finalized. The primary areas that remain open are related to tax. The results of the acquisition are reported within the Americas segment from the date of acquisition.

On November 2, 2023, the Company acquired 100% of Nuvolo, a global leader in modern, cloud-based enterprise asset management and connected workplace software and solutions. The results of the acquisition are reported within the Americas segment from the date of acquisition.

The Company paid $352.6 million in initial cash consideration, financed through cash on hand, and agreed to two additional contingent consideration arrangements. The first contingent consideration arrangement, payable of up to $90.0 million in cash, is based on the attainment of revenue targets from November 2, 2023 through April 2025. If the first contingent consideration targets are met, a second contingent consideration arrangement related to a specified customer contract is available to the sellers, with no maximum earnout, based on revenues attained from that specified customer contract through April 2025. The total purchase price for the acquisition was expected to be $442.9 million, comprised of the upfront cash consideration of $352.6 million paid on November 2, 2023 and the fair value of the contingent consideration arrangements at the acquisition-date of $90.3 million. See Note 9, "Fair Value Measurements" to the Consolidated Financial Statements for additional information regarding fair value of contingent consideration.

Intangible assets associated with the Nuvolo acquisition totaled $141.0 million and primarily relate to developed technology and customer relationships. The excess purchase price over the estimated fair value of net assets acquired was recognized as goodwill and totaled $317.6 million. The goodwill is primarily attributable to the fair value of market share and revenue growth from Nuvolo. The benefit of access to the workforce is an additional element of goodwill. The goodwill created in the acquisition is not deductible for tax purposes. The fair values of the assets acquired and liabilities assumed, and the related tax balances, are based on preliminary estimates and assumptions. These preliminary estimates and assumptions could change during the measurement period as the Company finalizes the valuations of the assets acquired and liabilities assumed, and the related tax balances.

The preliminary amounts assigned to the major identifiable intangible asset classifications for the 2023 acquisitions were as follows:

IN MILLIONS	WEIGHTED-AVERAGE USEFUL LIFE (IN YEARS)	FAIR VALUE
Customer relationships	13	$ 189.9
Developed technology	9	107.1
Other	6	33.0
Total intangible assets		$ 330.0

The preliminary valuation of intangible assets was determined using an income approach methodology. The Company estimated a portion of the fair value of the customer relationships intangible assets using an excess earnings model and a portion using the with and without method. The Company estimated a portion of the fair value of the developed technology intangible asset using a relief from royalty approach and a portion using an excess earnings model. These fair value measurements were based on significant inputs not observable in the market and thus represent a Level 3 measurement. Key assumptions include projected cash flows, including revenue growth rates and margins, customer attrition rates, royalty rates and discount rates attributable to each intangible asset.

The Company has not included pro forma financial information for the 2023 acquisitions as the impact was not significant.

FISCAL YEAR 2022

On October 31, 2022, the Company acquired 100% of AL-KO Air Technology (AL-KO) for $111.7 million, net of cash acquired, financed through cash on hand, and inclusive of the impact of measurement period adjustments. AL-KO designs, engineers, manufactures, sells, installs, and services air handling and extraction systems in commercial applications. Intangible assets associated with this acquisition totaled $49.4 million and primarily relate to customer relationships. The excess purchase price over the estimated fair value of net assets acquired was recognized as goodwill and totaled $48.5 million, inclusive of the impact of measurement period adjustments. The results of operations of AL-KO are reported within the EMEA and Asia Pacific segments from the date of acquisition.

On April 1, 2022, the Company acquired a Commercial HVAC independent dealer, reported within the Americas segment from the date of acquisition, to support the Company's ongoing strategy to expand its distribution network and service area. The aggregate cash paid, net of cash acquired, totaled $110.0 million and was financed through cash on hand. Intangible assets associated with this acquisition totaled $52.7 million and primarily relate to customer relationships. The excess purchase price over the estimated fair value of net assets acquired was recognized as goodwill and totaled $42.5 million.

The preliminary amounts assigned to the major identifiable intangible asset classifications for the 2022 acquisitions were as follows:

IN MILLIONS	WEIGHTED-AVERAGE USEFUL LIFE (IN YEARS)	FAIR VALUE
Customer relationships	15	$ 82.9
Other	6	19.2
Total intangible assets		$ 102.1

The valuation of intangible assets was determined using an income approach methodology. The fair value of the customer relationship intangible assets were determined using the excess earnings method based on discounted projected net cash flows associated with the net earnings attributable to the acquired customer relationships. These projected cash flows are estimated over the remaining economic life of the intangible asset and are considered from a market participant perspective. Key assumptions used in estimating future cash flows included projected revenue growth rates and customer attrition rates. The projected future cash flows are discounted to present value using an appropriate discount rate.

The Company has not included pro forma financial information for the 2022 acquisitions as the impact was not significant.

TRANE
TECHNOLOGIES

FISCAL YEAR 2021

On October 15, 2021, the Company acquired 100% of Farrar Scientific's assets, including its patented ultra-low temperature control technologies, a development and assembly operation in Marietta, Ohio, and a specialized team of engineers, sales engineers, operators, and technicians. Farrar Scientific is a leader in ultra-low temperature control for biopharmaceutical and other life science applications. The results of Farrar Scientific are reported within the Americas segment from the date of acquisition.

The Company paid $251.2 million in initial cash consideration, financed through cash on hand, and agreed to contingent consideration of up to $115.0 million to be paid in 2025, tied to the attainment of key revenue targets during the period of January 1, 2022 through December 31, 2024. The purchase price for the acquisition was expected to be $349.9 million, comprised of the upfront cash consideration of $251.2 million paid on October 15, 2021 and the fair value of the earnout payment at the time of closing the acquisition of $98.7 million. See Note 9, "Fair Value Measurements" to the Consolidated Financial Statements for additional information regarding fair value of contingent consideration.

The aggregate purchase price has been allocated to the assets acquired and liabilities assumed based on the estimate of fair market value of such assets and liabilities at the date of acquisition. Intangible assets associated with the acquisition totaled $140.7 million and primarily relate to customer relationships. The excess purchase price over the estimated fair value of net assets acquired was recognized as goodwill and totaled $203.6 million.

The Company recorded intangible assets based on their estimated fair value, which consisted of the following:

IN MILLIONS	WEIGHTED-AVERAGE USEFUL LIFE (IN YEARS)	OCTOBER 15, 2021
Customer relationships	14	$ 105.2
Other	6	35.5
Total intangible assets		$ 140.7

The goodwill is primarily attributable to the fair value of market share and revenue growth from Farrar Scientific. The benefit of access to the workforce is an additional element of goodwill. For income tax purposes, the acquisition was an asset purchase and the goodwill will be deductible for tax purposes.

The Company has not included pro forma financial information for the 2021 acquisitions as the impact was not significant.

Divestitures

The Company has retained obligations from previously sold businesses that primarily include ongoing expenses for postretirement benefits, product liability, legal costs and asbestos-related activities of Aldrich. The components of *Discontinued operations, net of tax* for the years ended December 31 were as follows:

IN MILLIONS	2023	2022	2021
Pre-tax earnings (loss) from discontinued operations	(34.7)	(26.9)	(39.3)
Tax benefit (expense)	7.5	5.4	18.7
Discontinued operations, net of tax	$ (27.2)	$ (21.5)	$ (20.6)

For the years ended December 31, 2023 and 2022, pre-tax earnings (loss) from discontinued operations included a charge of $20.2 million and $16.5 million, respectively, to support Aldrich's ongoing legal costs in accordance with the Company's Funding Agreement. For the year ended December 31, 2021, pre-tax earnings (loss) from discontinued operations included a charge of $14.0 million to increase the Company's Funding Agreement liability from asbestos-related activities of Aldrich as well as pension and post retirement obligations and environmental costs related to businesses formerly owned by the Company. Refer to Note 20, "Commitments and Contingencies," for more information regarding the deconsolidation and asbestos-related matters.

NOTE 18. EARNINGS PER SHARE (EPS)

Basic EPS is calculated by dividing *Net earnings attributable to Trane Technologies plc* by the weighted-average number of ordinary shares outstanding for the applicable period. Diluted EPS is calculated after adjusting the denominator of the basic EPS calculation for the effect of all potentially dilutive ordinary shares, which in the Company's case, includes shares issuable under share-based compensation plans. The following table summarizes the weighted-average number of ordinary shares outstanding for basic and diluted earnings per share calculations:

IN MILLIONS	2023	2022	2021
Weighted-average number of basic shares outstanding	228.6	232.6	238.7
Shares issuable under incentive share plans	2.1	2.3	3.6
Weighted-average number of diluted shares outstanding	230.7	234.9	242.3
Anti-dilutive shares	0.4	0.8	—
Dividends declared per ordinary share	$ 3.00	$ 2.68	$ 2.36

NOTE 19. BUSINESS SEGMENT INFORMATION

The Company operates under four regional operating segments designed to create deep customer focus and relevance in markets around the world. The Company determined that its two Europe, Middle East and Africa (EMEA) operating segments meet the aggregation criteria based on similar operating and economic characteristics, resulting in one reportable segment. Therefore, the Company has three regional reportable segments, Americas, EMEA and Asia Pacific. In January 2024, the Company aligned its operating segments with its three regional reportable segments. Intercompany sales between segments are immaterial.

• The Company's Americas segment innovates for customers in North America and Latin America. The Americas segment encompasses commercial heating, cooling and ventilation systems, building controls and solutions, and energy services and solutions; residential heating and cooling; and transport refrigeration systems and solutions.

• The Company's EMEA segment innovates for customers in the Europe, Middle East and Africa region. The EMEA segment encompasses heating, cooling and ventilation systems, services and solutions for commercial buildings, and transport refrigeration systems and solutions.

• The Company's Asia Pacific segment innovates for customers throughout the Asia Pacific region. The Asia Pacific segment encompasses heating, cooling and ventilation systems, services and solutions for commercial buildings, and transport refrigeration systems and solutions.

Management measures segment operating performance based on net earnings excluding interest expense, income taxes, depreciation and amortization, restructuring, non-cash adjustment for contingent consideration, insurance settlements on property claims, merger and acquisition-related costs, impairment of an equity investment, unallocated corporate expenses and discontinued operations (Segment Adjusted EBITDA). Segment Adjusted EBITDA is not defined under GAAP and may not be comparable to similarly-titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. The Company believes Segment Adjusted EBITDA provides the most relevant measure of profitability as well as earnings power and the ability to generate cash. This measure is a useful financial metric to assess the Company's operating performance from period to period by excluding certain items that it believes are not representative of its core business and the Company uses this measure for business planning purposes. Segment Adjusted EBITDA also provides a useful tool for assessing the comparability between periods and the Company's ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures because it eliminates non-cash charges such as depreciation and amortization expense.

TRANE
TECHNOLOGIES

A summary of operations by reportable segment for the years ended December 31 were as follows:

IN MILLIONS	2023	2022	2021
Net revenues			
Americas	$ 13,832.0	$ 12,640.8	$ 10,957.1
EMEA	2,401.2	2,034.5	1,944.9
Asia Pacific	1,444.4	1,316.4	1,234.4
Total Net revenues	$ 17,677.6	$ 15,991.7	$ 14,136.4
Segment Adjusted EBITDA			
Americas	$ 2,669.6	$ 2,326.3	$ 2,008.8
EMEA	464.7	338.1	359.2
Asia Pacific	321.3	248.3	228.5
Total Segment Adjusted EBITDA	$ 3,455.6	$ 2,912.7	$ 2,596.5
Reconciliation of Segment Adjusted EBITDA to earnings before income taxes			
Total Segment Adjusted EBITDA	$ 3,455.6	$ 2,912.7	$ 2,596.5
Interest expense	(234.5)	(223.5)	(233.7)
Depreciation and amortization	(348.1)	(323.6)	(299.4)
Restructuring costs	(15.1)	(20.7)	(27.0)
Non-cash adjustments for contingent consideration	49.3	46.9	—
Insurance settlements on property claims	10.0	25.0	—
Impairment of equity investment	(52.2)	—	—
Acquisition inventory step-up	(6.4)	(0.8)	—
Unallocated corporate expenses	(291.3)	(243.9)	(245.7)
Earnings before income taxes	$ 2,567.3	$ 2,172.1	$ 1,790.7
Depreciation and Amortization			
Americas	$ 259.2	$ 256.9	$ 227.6
EMEA	51.4	28.8	33.3
Asia Pacific	19.1	17.6	16.5
Depreciation and amortization from reportable segments	$ 329.7	$ 303.3	$ 277.4
Unallocated depreciation and amortization	18.4	20.3	22.0
Total depreciation and amortization	$ 348.1	$ 323.6	$ 299.4
Capital Expenditures			
Americas	$ 217.2	$ 230.5	$ 148.7
EMEA	31.9	25.9	23.6
Asia Pacific	14.3	11.2	20.6
Capital expenditures from reportable segments	$ 263.4	$ 267.6	$ 192.9
Corporate capital expenditures	37.3	24.2	30.1
Total capital expenditures	$ 300.7	$ 291.8	$ 223.0

At December 31, a summary of long-lived assets by geographic area were as follows:

IN MILLIONS	2023	2022
United States	$ 1,618.6	$ 1,413.8
Non-U.S.	666.7	584.8
Total	$ 2,285.3	$ 1,998.6

NOTE 20. COMMITMENTS AND CONTINGENCIES

The Company is involved in various litigation, claims and administrative proceedings, including those related to the bankruptcy proceedings for Aldrich and Murray and environmental and product liability matters. The Company records accruals for loss contingencies when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. Amounts recorded for identified contingent liabilities are estimates, which are reviewed periodically and adjusted to reflect additional information when it becomes available. Subject to the uncertainties inherent in estimating future costs for contingent liabilities, except as expressly set forth in this note, management believes that any liability which may result from these legal matters would not have a material adverse effect on the financial condition, results of operations, liquidity or cash flows of the Company.

ASBESTOS-RELATED MATTERS

Certain wholly-owned subsidiaries and former companies of the Company have been named as defendants in asbestos-related lawsuits in state and federal courts. In virtually all of the suits, a large number of other companies have also been named as defendants. The vast majority of those claims were filed against predecessors of Aldrich and Murray and generally allege injury caused by exposure to asbestos contained in certain historical products sold by predecessors of Aldrich or Murray, primarily pumps, boilers and railroad brake shoes. None of the Company's existing or previously-owned businesses were a producer or manufacturer of asbestos.

On June 18, 2020, Aldrich and Murray filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code to resolve equitably and permanently all current and future asbestos related claims in a manner beneficial to claimants and to Aldrich and Murray. As a result of the Chapter 11 filings, all asbestos-related lawsuits against Aldrich and Murray have been stayed due to the imposition of a statutory automatic stay applicable in Chapter 11 bankruptcy cases. In addition, at the request of Aldrich and Murray, the Bankruptcy Court has entered an order temporarily staying all asbestos-related claims against the Trane Companies that relate to claims against Aldrich or Murray (except for asbestos-related claims for which the exclusive remedy is provided under workers' compensation statutes or similar laws). On August 23, 2021, the Bankruptcy Court entered its findings of facts and conclusions of law and order declaring that the automatic stay applies to certain asbestos related claims against the Trane Companies and enjoining such actions. As a result, all asbestos-related lawsuits against Aldrich, Murray and the Trane Companies remain stayed.

The goal of these Chapter 11 filings is to resolve equitably and permanently all current and future asbestos-related claims in a manner beneficial to claimants and to Aldrich and Murray through court approval of a plan of reorganization that would create a trust pursuant to section 524(g) of the Bankruptcy Code, establish claims resolution procedures for all current and future asbestos-related claims against Aldrich and Murray and channel such claims to the trust for resolution in accordance with those procedures. Aldrich and Murray intend to seek an agreement with representatives of the asbestos claimants on the terms of a plan for the establishment of such a trust.

Prior to the Petition Date, predecessors of each of Aldrich and Murray had been litigating asbestos-related claims brought against them. No such claims have been paid since the Petition Date, and it is not contemplated that any such claims will be paid until the end of the Chapter 11 cases.

From an accounting perspective, the Company no longer has control over Aldrich and Murray as of the Petition Date as their activities are subject to review and oversight by the Bankruptcy Court. Therefore, Aldrich and its wholly-owned subsidiary 200 Park and Murray and its wholly-owned subsidiary ClimateLabs were deconsolidated as of the Petition Date and their respective assets and liabilities were derecognized from the Company's Consolidated Financial Statements. Amounts derecognized in 2020 primarily related to the legacy asbestos-related liabilities and asbestos-related insurance recoveries and $41.7 million of cash.

TRANE
TECHNOLOGIES

ACCOUNTING TREATMENT PRIOR TO THE PETITION DATE

Historically, the Company performed a detailed analysis and projected an estimated range of the Company's total liability for pending and unasserted future asbestos-related claims. The Company recorded the liability at the low end of the range as it believed that no amount within the range was a better estimate than any other amount. Asbestos-related defense costs were excluded from the liability and were recorded separately as services were incurred. The methodology used to prepare estimates relied upon and included the following factors, among others:

- the interpretation of a widely accepted forecast of the population likely to have been occupationally exposed to asbestos;

- epidemiological studies estimating the number of people likely to develop asbestos-related diseases such as mesothelioma and lung cancer;

- the Company's historical experience with the filing of non-malignancy claims and claims alleging other types of malignant diseases filed against the Company relative to the number of lung cancer claims filed against the Company;

- the analysis of the number of people likely to file an asbestos-related personal injury claim against the Company based on such epidemiological and historical data and the Company's claims history;

- an analysis of the Company's pending cases, by type of disease claimed and by year filed;

- an analysis of the Company's history to determine the average settlement and resolution value of claims, by type of disease claimed;

- an adjustment for inflation in the future average settlement value of claims, at a 2.5% annual inflation rate, adjusted downward to 1.0% to take account of the declining value of claims resulting from the aging of the claimant population; and

- an analysis of the period over which the Company has and is likely to resolve asbestos-related claims against it in the future (currently projected through 2053).

Prior to the Petition Date, over 73 percent of the open and active claims against the Company were non-malignant or unspecified disease claims. In addition, the Company had a number of claims which had been placed on inactive or deferred dockets and expected to have little or no settlement value against the Company.

Prior to the Petition Date, the costs associated with the settlement and defense of asbestos-related claims, insurance settlements on asbestos-related matters and the revaluation of the Company's liability for potential future claims and recoveries were included in the Consolidated Statements of Earnings within continuing operations or discontinued operations depending on the business to which they relate. Income and expenses associated with asbestos-related matters of Aldrich and its predecessors were recorded within discontinued operations as they related to previously divested businesses, primarily Ingersoll-Dresser Pump, which was sold by the Company in 2000. Income and expenses associated with asbestos-related matters for Murray and its predecessors were recorded within continuing operations.

The amounts recorded by the Company for asbestos-related liabilities and insurance-related assets were based on currently available information. Key assumptions underlying the estimated asbestos-related liabilities included the number of people occupationally exposed and likely to develop asbestos-related diseases such as mesothelioma and lung cancer, the number of people likely to file an asbestos-related personal injury claim against the Company, the average settlement and resolution of each claim and the percentage of claims resolved with no payment. Furthermore, predictions with respect to estimates of the liability were subject to greater uncertainty as the projection period lengthens. Other factors that have affected the Company's liability include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms that have been made by state and federal courts, and the passage of state or federal tort reform legislation.

The aggregate amount of the stated limits in insurance policies available to Aldrich and Murray for asbestos-related claims acquired, over many years and from many different carriers, is substantial. However, as a result of limitations in that coverage, the projected total liability to claimants substantially exceeds the probable insurance recovery.

ACCOUNTING TREATMENT AFTER THE PETITION DATE

Upon deconsolidation in 2020, the Company recorded its retained interest in Aldrich and Murray at fair value within *Other noncurrent assets* in the Consolidated Balance Sheets. In determining the fair value of its equity investment, the Company used a market-adjusted multiple of earnings valuation technique. As a result, the Company recorded an aggregate equity investment of $53.6 million as of the Petition Date.

Simultaneously, the Company recognized a liability of $248.8 million within *Other noncurrent liabilities* in the Consolidated Balance Sheets related to its obligation under the Funding Agreements. The liability was based on asbestos-related liabilities and insurance-related assets balances previously recorded by the Company prior to the Petition Date.

As a result of the deconsolidation, the Company recognized an aggregate loss of $24.9 million in its Consolidated Statements of Earnings during the year ended December 31, 2020. A gain of $0.9 million related to Murray and its wholly-owned subsidiary ClimateLabs was recorded within *Other income/ (expense), net* and a loss of $25.8 million related to Aldrich and its wholly-owned subsidiary 200 Park was recorded within *Discontinued operations, net of tax*. Additionally, the deconsolidation resulted in an investing cash outflow of $41.7 million in the Company's Consolidated Statements of Cash Flows, of which $10.8 million was recorded within continuing operations during the year ended December 31, 2020.

On August 26, 2021, the Company announced that Aldrich and Murray reached an agreement in principle with the court-appointed legal representative of future asbestos claimants (the FCR) in the bankruptcy proceedings. The agreement in principle includes the key terms for the permanent resolution of all current and future asbestos claims against Aldrich and Murray pursuant to a plan of reorganization (the Plan). Under the agreed terms, the Plan would create a trust pursuant to section 524(g) of the Bankruptcy Code and establish claims resolution procedures for all current and future claims against Aldrich and Murray (Asbestos Claims). On the effective date of the Plan, Aldrich and Murray would fund the trust with $545.0 million, comprised of $540.0 million in cash and a promissory note to be issued by Aldrich and Murray to the trust in the principal amount of $5.0 million, and the Asbestos Claims would be channeled to the trust for resolution in accordance with the claims resolution procedures. Following the effective date of the Plan, Aldrich and Murray would have no further obligations with respect to the Asbestos Claims. The FCR has agreed to support such Plan. The agreement in principle with the FCR is subject to final documentation and is conditioned on arrangements acceptable to Aldrich and Murray with respect to their asbestos insurance assets. It is currently contemplated that the asbestos insurance assets of Aldrich and Murray would be contributed to the trust, and that, in consideration of their cash contribution to the trust, Aldrich and Murray would have the exclusive right to pursue, collect and retain all insurance reimbursements available in connection with the resolution of Asbestos Claims by the trust. The committee representing current asbestos claimants (the ACC) is not a party to the agreement in principle. Any settlement and its implementation in a plan of reorganization is subject to the approval of the Bankruptcy Court, and there can be no assurance that the Bankruptcy Court will approve the agreement on the terms proposed.

On September 24, 2021, Aldrich and Murray filed the Plan with the Bankruptcy Court. The Plan is supported by, and reflects the agreement in principle reached with the FCR. On the same date, in connection with the Plan, Aldrich and Murray filed a motion with the Bankruptcy Court to create a $270.0 million trust intended to constitute a "qualified settlement fund" within the meaning of the Treasury Regulations under Section 468B of the Internal Revenue Code (QSF). The funds held in the QSF would be available to provide funding for the Section 524(g) Trust upon effectiveness of the Plan.

During the year ended December 31, 2021, in connection with the agreement in principle reached by Aldrich and Murray with the FCR and the motion to create a $270.0 million QSF, the Company recorded a charge of $21.2 million to increase its Funding Agreement liability to $270.0 million. The corresponding charge was bifurcated between *Other income/ (expense), net* of $7.2 million relating to Murray and discontinued operations of $14.0 million relating to Aldrich.

On January 27, 2022, the Bankruptcy Court granted the request to fund the QSF, which was funded on March 2, 2022, resulting in an operating cash outflow of $270.0 million reported in the Company's Consolidated Statements of Cash Flows, of which $91.8 million was allocated to continuing operations and $178.2 million was allocated to discontinued operations for the year ended December 31, 2022. On April 18, 2022, the Bankruptcy Court entered an order granting Aldrich and Murray's request to seek to estimate their aggregate liability for all current and future asbestos-related personal injury claims. Aldrich and Murray are pursuing discovery and related matters in connection with the estimation proceedings.

TRANE
TECHNOLOGIES

On October 18, 2021, the ACC filed a motion seeking standing to pursue and investigate on behalf of the bankruptcy estates of Aldrich and Murray, claims arising from or related to the 2020 Corporate Restructuring. Also on October 18, 2021, the ACC filed a complaint seeking to substantively consolidate the bankruptcy estates of Aldrich and Murray with certain of the Company's subsidiaries. On December 20, 2021, Aldrich, Murray and certain of the Company's subsidiaries filed motions to dismiss the ACC's substantive consolidation complaint. On April 14, 2022, the Bankruptcy Court granted the ACC's standing motion and denied the motions to dismiss the substantive consolidation complaint. On June 18, 2022, the ACC filed complaints against the Company and other related parties asserting various claims and causes of action arising from or related to the 2020 Corporate Restructuring. The Company is vigorously opposing and defending against these claims.

On April 6, 2023, certain individual claimants filed a motion to dismiss the Chapter 11 cases. Subsequently, on May 15, 2023, the ACC filed its own motion to dismiss the Chapter 11 cases. Aldrich, Murray and the FCR filed responses in opposition to each of these motions, and the Company filed papers joining in Aldrich and Murray's opposition. A hearing on the motions to dismiss was held on July 14, 2023. On December 28, 2023, the Bankruptcy Court entered an order denying the motions to dismiss the Chapter 11 cases. On January 11, 2024, the ACC and the individual claimants filed motions seeking leave to appeal the order denying the motions to dismiss and to certify the appeals directly to the Court of Appeals for the Fourth Circuit. Aldrich and Murray filed responses in opposition to these motions on January 31, 2024. It is not possible to predict how the Bankruptcy Court will rule on these pending motions, whether an appellate court will affirm or reverse the Bankruptcy Court order denying the motions to dismiss, whether the Bankruptcy Court will approve the terms of the Plan, what the extent of the asbestos liability will be or how long the Chapter 11 cases will last. The Chapter 11 cases remain pending as of February 8, 2024.

Furthermore, in connection with the 2020 Corporate Restructuring, Aldrich, Murray and their respective subsidiaries entered into several agreements with subsidiaries of the Company to ensure they each have access to services necessary for the effective operation of their respective businesses and access to capital to address any liquidity needs that arise as a result of working capital requirements or timing issues. In addition, the Company regularly transacts business with Aldrich and its wholly-owned subsidiary 200 Park and Murray and its wholly-owned subsidiary ClimateLabs. As of the Petition Date, these entities are considered related parties and post deconsolidation activity between the Company and them are reported as third party transactions and are reflected within the Company's Consolidated Statements of Earnings. Since the Petition Date, there were no material transactions between the Company and these entities other than as described above.

ENVIRONMENTAL MATTERS

The Company continues to be dedicated to environmental and sustainability programs to minimize the use of natural resources, reduce the utilization and generation of hazardous materials from our manufacturing processes and remediate identified environmental concerns. As to the latter, the Company is currently engaged in site investigations and remediation activities to address environmental cleanup from past operations at current and former manufacturing facilities.

It is the Company's policy to establish environmental reserves for investigation and remediation activities when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. Estimated liabilities are determined based upon existing remediation laws and technologies. Inherent uncertainties exist in such evaluations due to unknown environmental conditions, changes in government laws and regulations, and changes in cleanup technologies. The environmental reserves are updated on a routine basis as remediation efforts progress and new information becomes available.

The Company is sometimes a party to environmental lawsuits and claims and has received notices of potential violations of environmental laws and regulations from the Environmental Protection Agency and similar state and international authorities. It has also been identified as a potentially responsible party (PRP) for cleanup costs associated with off-site waste disposal at federal Superfund and state remediation sites. In most instances at multi-party sites, the Company's share of the liability is not material.

In estimating its liability at multi-party sites, the Company has assumed it will not bear the entire cost of remediation of any site to the exclusion of other PRPs who may be jointly and severally liable. The ability of other PRPs to participate has been taken into account, based on the Company's understanding of the parties' financial condition and probable contributions on a per site basis.

Reserves for environmental matters are classified as *Accrued expenses and other current liabilities* or *Other noncurrent liabilities* based on their expected term. As of December 31, 2023 and 2022, the Company has recorded reserves for environmental matters of $47.5 million and $42.4 million, respectively. Of these amounts, $38.9 million and $36.5 million, respectively, relate to investigation and remediation of properties and multi-waste disposal sites related to businesses formerly owned by the Company.

WARRANTY LIABILITY

Standard product warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms and historical experience. The Company assesses the adequacy of its liabilities and will make adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available.

The changes in the standard product warranty liability for the years ended December 31, were as follows:

IN MILLIONS	2023	2022
Balance at beginning of period	$ 323.6	$ 296.2
Reductions for payments	(146.5)	(127.3)
Accruals for warranties issued during the current period	187.0	156.6
Changes to accruals related to preexisting warranties	9.1	1.2
Translation	0.7	(3.1)
Balance at end of period	$ 373.9	$ 323.6

Standard product warranty liabilities are classified as *Accrued expenses and other current liabilities* or *Other noncurrent liabilities* based on their expected term. The Company's total current standard product warranty reserve at December 31, 2023 and December 31, 2022 was $157.6 million and $120.4 million, respectively.

WARRANTY DEFERRED REVENUE

The Company's extended warranty liability represents the deferred revenue associated with its extended warranty contracts and is amortized into *Net revenues* on a straight-line basis over the life of the contract, unless another method is more representative of the costs incurred. The Company assesses the adequacy of its liability by evaluating the expected costs under its existing contracts to ensure these expected costs do not exceed the extended warranty liability.

The changes in the extended warranty liability for the years ended December 31, were as follows:

IN MILLIONS	2023	2022
Balance at beginning of period	$ 317.7	$ 311.7
Amortization of deferred revenue for the period	(118.6)	(117.4)
Additions for extended warranties issued during the period	148.6	125.1
Changes to accruals related to preexisting warranties	0.9	0.3
Translation	0.8	(2.0)
Balance at end of period	$ 349.4	$ 317.7

The extended warranty liability is classified as *Accrued expenses and other current liabilities* or *Other noncurrent liabilities* based on the timing of when the deferred revenue is expected to be amortized into *Net revenues*. The Company's total current extended warranty liability at December 31, 2023 and December 31, 2022 was $123.8 million and $110.5 million, respectively. For the years ended December 31, 2023, 2022 and 2021, the Company incurred costs of $54.3 million, $54.8 million and $58.5 million, respectively, related to extended warranties.

ANNUAL GENERAL MEETING

The Notice of Internet Availability of Proxy Materials, the Notice of 2024 Annual General Meeting of Shareholders, the 2024 Proxy Statement and this Annual Report are being sent or made available to shareholders on or about April 25, 2024. We strongly encourage all shareholders to submit proxy forms to ensure they can vote and be represented at the 2024 Annual Meeting without attending in person.

Date and Time
Thursday, June 6, 2024, at 2:30 p.m. local time

Location
Adare Manor Hotel
Adare County, Limerick, Ireland

TRANSFER AGENT AND REGISTRAR

Telephone Inquiries: 866-229-8405
Website: www.computershare.com/Investor

Address shareholder inquiries with standard priority:
Computershare
P.O. Box 43078
Providence, RI 02940-3078

Address shareholder inquiries with overnight priority:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021

2023 ANNUAL REPORT ON FORM 10-K

This 2023 Annual Report includes the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The Form 10-K filed with the U.S. Securities and Exchange Commission includes the exhibits to Form 10-K and is available to shareholders without charge by contacting Investor Relations or by accessing the investor section of our company's website at investors.tranetechnologies.com or by going to the SEC's website at www.sec.gov.

INVESTOR RELATIONS

Investors and financial analysts seeking information about the company should contact:

Zac Nagle
Vice President – Investor Relations
1-704-990-3913
InvestorRelations@tranetechnologies.com

This annual report and online 2023 ESG Report at www.tranetechnologies.com/sustainability-reports, is produced in accordance with the G4 framework established by the Global Reporting Initiative (GRI) and reports on our financial and non-financial performance for the 2023 fiscal year. For more information on GRI, please visit www.globalreporting.org. To ensure the quality of our environmental, health and safety data, we assure selected data with a third-party provider. The results of this assurance can be found in our 2023 ESG Report at www.tranetechnologies.com/sustainability-reports.

FORWARD-LOOKING STATEMENTS

This 2023 Annual Report includes "forward-looking statements" which are statements that are not historical facts, including statements that relate to our commitments to climate, sustainability and our people, and the impact of these commitments. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from our current expectations. Such factors include, but are not limited to, our future financial performance and targets, including revenue, EPS and operating income; our business operations; demand for our products and services, including bookings and backlog; capital deployment, including the amount and timing of our dividends, our share repurchase program, including the amount of shares to be repurchased and the timing of such repurchases and our capital allocation strategy, including acquisitions, if any; our projected free cash flow and usage of such cash; our available liquidity; performance of the markets in which we operate; restructuring activity and cost savings associated with such activity; and our effective tax rate. Additional factors that could cause such differences can be found in our Form 10-K for the year ended December 31, 2023, as well as our subsequent reports on Form 10-Q and other SEC filings. We assume no obligation to update these forward-looking statements.



About Trane Technologies

Trane Technologies is a global climate innovator. Through our strategic brands Trane® and Thermo King®, and our portfolio of environmentally responsible products and services, we bring efficient and sustainable climate solutions to buildings, homes and transportation.

For more on Trane Technologies, visit www.tranetechnologies.com.

